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INDEX TO FINANCIAL STATEMENTS

As Filed Pursuant to Rule 424(b)(3)
Reg No. 333-176538

PROSPECTUS

New Enterprise Stone & Lime Co., Inc.

Offer to Exchange

$250,000,000 in aggregate principal amount of 11% Senior Notes due 2018 which have been registered under the Securities Act of 1933 for $250,000,000 in aggregate principal amount of outstanding 11% Senior Notes due 2018.

         We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the "exchange offer"), to exchange up to $250,000,000 in aggregate principal amount of our registered 11% Senior Notes due 2018, which we refer to as the exchange notes, for a like principal amount of our outstanding 11% Senior Notes due 2018, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

         The exchange notes will bear interest at a rate of 11% per annum. Interest on the exchange notes, like the old notes, will be payable in cash semiannually in arrears on March 1 and September 1, commencing on March 1, 2011. The exchange notes will mature on September 1, 2018. We may redeem some or all of the exchange notes in whole or in part, at any time on or after September 1, 2014 at the redemption prices set forth in this prospectus. We may also redeem some or all of the exchange notes at any time prior to September 1, 2014, at 100% of their principal amount, together with any accrued and unpaid interest, plus a "make whole" premium. In addition, at any time prior to September 1, 2013, we may, at our option, redeem up to 35% of the outstanding notes with the net cash proceeds from certain equity offerings. If we undergo a change of control or the sale of certain assets, we will be required to purchase the exchange notes from holders at a purchase price equal to 101.000% of the principal amount plus accrued interest.

         The exchange notes and guarantees thereof, like the old notes and guarantees thereof, will be our and the guarantors' senior obligations. The exchange notes will rank equally in right of payment with all of our existing and future unsubordinated debt, senior to all of our existing and future subordinated debt and effectively junior to the debt outstanding under our secured credit obligations, including our senior secured credit facilities, to the extent of the value of our assets securing such obligations. The guarantees will rank equally in right of payment with all of the guarantors' existing and future unsubordinated debt, senior to all of their existing and future subordinated debt and effectively junior to the secured obligations of the guarantors, to the extent of the value of the guarantors' assets securing such obligations. The exchange notes will be structurally subordinated to all existing and future liabilities of each of our subsidiaries that do not guarantee the exchange notes.

         We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on October 12, 2011, unless extended.

         We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

         Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from which the registration statement is declared effective, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

         You should carefully consider the risk factors beginning on page 21 of this prospectus before participating in this exchange offer.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2011

        You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our exchange notes. In this prospectus, unless otherwise indicated or the context otherwise requires, references in this prospectus to "NESL," "the Company," "we," "us" and "our" refer to New Enterprise Stone & Lime Co., Inc. and its subsidiaries.

        Until December 12, 2011 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

        We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC's public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

        We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes and guarantees thereof. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

        We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDUSTRY RANKING AND MARKET DATA

        Unless otherwise indicated, all information contained in this prospectus concerning the industry in general, including information regarding: (1) our market position and market share within our industry, (2) historical data concerning trends and sales in our industry, (3) expectations regarding trends and future growth of sales in our industry and (4) market statistics and public sector budget analysis, is based on management's estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data that we believe to be reliable. However, certain industry and market data is subject to change and cannot always be verified with complete certainty due to, among other factors, limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify certain forward-looking statements by our use of forward-looking terminology such as, but not limited to, "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "likely," "will," "would," "could" and similar expressions that identify forward-looking statements. All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

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  risks associated with the cyclical nature of our business and dependence on activity within the construction industry;

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  declines in public sector construction and reductions in governmental funding which could adversely affect our operations and results;

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  our reliance on private investment in infrastructure and a slower than normal recovery will adversely affect our results;

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  a decline in the funding of PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway or other state agencies;

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  difficult and volatile conditions in the credit markets may adversely affect our financial position, results of operations and cash flows;

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  the potential to inaccurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, which may result in a lower than anticipated profit or incur a loss on the contract;

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  the weather, which can materially affect our business and makes us subject to seasonality;

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  our operation in a highly competitive industry within our local markets;

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  our dependence upon securing and permitting aggregate reserves in strategically located areas;

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  risks related to our ability to acquire other businesses in our industry and successfully integrating them with our existing operations;

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  risks associated with our capital-intensive business;

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  risks related to our failure to meet schedule or performance requirements of our contracts;

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  changes to environmental, health and safety laws and which may have a material adverse effect on our business, financial condition and results of operations;

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  our dependence on our senior management, which may materially harm our business if we lose any member of our senior management;

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  the potential risks if we are unable to recruit additional management and other personnel and are not able to grow our business effectively or successfully implement our growth plans;

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  the potential for labor disputes to disrupt operations of our businesses;

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  special hazards related to our operations that may cause personal injury or property damage, which may subject us to liabilities and possible losses which may not be covered by insurance;

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  unexpected self-insurance claims and reserve estimates which could adversely affect our business;

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  material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications;

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  material weaknesses and significant deficiencies in our internal controls over financial reporting;

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  cancellation of significant contracts or our disqualification from bidding for new contracts;

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  general business and economic conditions, particularly an economic downturn; and

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  the other factors discussed in the section of this prospectus titled "Risk Factors."

        We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

        References throughout this prospectus to fiscal years 2011, 2010, 2009, 2008 and 2007 are to the twelve month period ended February 28, February 28, February 28, February 29 and February 28, respectively, of such years.

        Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

SUMMARY

        The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included in this prospectus. You should carefully read this prospectus, including the section entitled "Risk Factors" and our audited and consolidated financial statements and related notes included elsewhere in this prospectus.

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to "NESL," "the Company," "we," "us" and "our" refer to New Enterprise Stone & Lime Co., Inc. and its subsidiaries. References throughout this prospectus to fiscal years 2011, 2010, 2009, 2008 and 2007 are to the twelve month period ended February 28, February 28, February 28, February 29 and February 28, respectively, of such years.

Our Company

        We are a leading privately held, vertically integrated construction materials supplier and heavy/highway construction contractor in Pennsylvania and western New York and a national traffic safety services and equipment provider. Founded in 1924, we are one of the top 15 construction aggregates producers and top 30 heavy contractors in the United States, according to industry surveys.

        We operate in three segments based upon the nature of our products and services: construction materials, heavy/highway construction and traffic safety services and equipment. Our construction materials operations are comprised of: aggregate production, including crushed stone and construction sand and gravel; hot mix asphalt production; ready mixed concrete production; and the production of concrete products, including precast/prestressed structural concrete components and masonry blocks. Another of our core businesses, heavy/highway construction, includes heavy construction, blacktop paving and other site preparation services. Our heavy/highway construction operations are primarily supplied with construction materials from our construction materials operation. Our third core business, traffic safety services and equipment, consists primarily of sales and leasing of general and specialty traffic control and work zone safety equipment and devices to industrial construction end-users. Our core businesses operate primarily in Pennsylvania and western New York, except for our traffic safety services and equipment business, which maintains a national sales network for our traffic safety equipment and provides traffic maintenance and protection services primarily in the eastern United States.

Our revenue is derived from multiple end-use markets, including highway construction and maintenance, residential and non-residential construction and energy production, including the coal and natural gas industries. We believe we are the only heavy/highway contractor in Pennsylvania with the diversity of construction materials and services that we offer. As a result, we are able to meet a wide range of customer requirements on a local scale. A significant portion of our revenues, both through direct and indirect sales, are generated from the Pennsylvania Department of Transportation, which we refer to as PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway Authority and other agencies in the Commonwealth of Pennsylvania.

        Through four generations of family management, we have grown both organically and by acquisitions and now operate 53 quarries and sand deposits, 32 hot mix asphalt plants, 20 fixed and portable ready mixed concrete plants, four concrete products production plants, three lime distribution centers and seven construction supply centers. Our traffic safety services and equipment business operates five manufacturing facilities and has sales facilities throughout the continental United States. We believe our extensive operating history and industry expertise, combined with strategically located operations and substantial aggregate reserves throughout Pennsylvania and western New York, enable us to be a low-cost supplier, as well as an operator with an established execution track record.

Our Markets

        Our vertically integrated construction materials and heavy/highway construction businesses operate in competitive regional markets. Many of our contracts are awarded based on a "sealed bid" process, which dictates that the lowest price bidder must be chosen. This dynamic forces us to compete against major, national suppliers and smaller, local operators. We believe that our extensive operational footprint and local market knowledge allow us to bid effectively on jobs, to obtain a unique understanding of our customers' evolving needs and, most critically, to maintain favorable positions in the markets for our products and services, enabling us to submit lower price bids while maintaining our profitability.

        We maintain strategically located construction materials operations across Pennsylvania and western New York. We also provide heavy/highway construction services, primarily in Pennsylvania and, to a lesser degree, into Maryland, West Virginia and Virginia. We operate traffic safety equipment manufacturing facilities and sell these products across the United States and we provide maintenance and traffic protection services primarily in the eastern United States.

Our Competitive Strengths

        The following characteristics provide us with competitive advantages relative to others that operate in our markets. While our competitors may possess one or more of these strengths, we believe we are a leader in our markets because of our full complement of these attributes. Our strengths include:

  Leading Market Positions

        We are one of the top 15 construction aggregates producers and top 30 heavy contractors in the United States, according to industry surveys. These leading market positions are driven by our regionally focused operational footprint, which facilitates efficient, low-cost product delivery and responsiveness to customer demands, which are essential to maintaining existing customers and securing new business.

  Vertically Integrated Business Model

        We generate revenue across a spectrum of related products and services. We are able to mine our quarries to extract aggregates that we use to produce ready mixed concrete and hot mix asphalt materials, which may be utilized by our heavy/highway construction business to service end customers. Our vertically integrated business model enables us to operate as a single source provider of materials and construction capabilities, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. Our vertical integration model, combined with the breadth of our construction materials offerings, enhances our position as a construction materials supplier and as a bidder on complex multi-discipline construction projects. In instances where we may not win a local construction contract, for example, we may often serve as a subcontractor or significant supplier to the winning bidder, creating additional revenue opportunities.

  Favorable Market Fundamentals

        We work extensively for PennDOT and other governmental entities within Pennsylvania which are responsible for the state's roads and highways. Pennsylvania's diversified economy is heavily reliant on the state's approximately 121,000 miles of interstate, state and local roads, and approximately 55,000 bridges. Pennsylvania has the nation's sixth largest gross state product and the nation's fourth largest road network, which serves as a critical highway transportation route connecting midwestern manufacturing centers and the northeast corridor. The Pennsylvania State Transportation Advisory Committee, in its report dated May 2010, identified over $3.0 billion of annual unmet state and local highway and bridge funding needs in excess of currently available funding levels. Pennsylvania's bridges are the fourth oldest in the nation and the state ranked first in 2009 in the number of structurally deficient bridges. We believe our construction materials locations, understanding of various specifications, project management and skilled labor position us to take advantage of these favorable dynamics and enable us to provide competitive bids on most public sector projects in Pennsylvania.

  Substantial Reserve Life

        We estimate that we currently own or have under lease approximately 2.1 billion tons of proven and probable aggregate reserves, with an average estimated useful life of 113 years at current production levels. These reserves are located across our market area, creating a balanced distribution of reserves to serve customers across our markets. With our long operating experience and local knowledge, we believe we are highly qualified to efficiently identify and develop new quarry opportunities or quarries that become available for acquisition.

  High Barriers to Entry

        We benefit from barriers to entry that affect both potential new market entrants and existing competitors operating within or near our markets. The high weight-to-value ratio of aggregates and concrete products and the time in which hot mix asphalt and ready mixed concrete begin to set limit the efficient distribution range for these products to roughly a one-hour haul time. Our regionally focused operational footprint allows us to maintain lower transportation costs and compete effectively against large and small players in our local markets.

        Quarry and construction operations are inherently asset intensive and require significant investments in land, high-cost equipment and machinery, resulting in significant start-up costs for a new business. We own most of the equipment and machinery used at our facilities, creating an advantage over potential market entrants. The complex regulatory environment and time-consuming permitting process, especially for opening new quarries, add further start-up costs and uncertainty for new market entrants.

        Our regional focus and local knowledge, acquired through decades of operating experience, enhance our ability to bid effectively and win profitable contracts. We believe our experience allows us to distinguish ourselves from other competitors in this regard.

  Experienced and Dedicated Management Team

        Our senior management team includes certain third and fourth generation members of our founding family, the Detwiler family, who have spent a significant portion of their professional careers in the aggregate and heavy construction businesses and are complemented and supported by highly trained and experienced senior managers who came to us through various acquisitions and internal advancement. Our Chairman, Paul Detwiler, Jr., and our Vice Chairman and Chief Executive Officer, Donald Detwiler, have spent their entire careers working at NESL (53 and 46 years, respectively), with Paul's expertise centered on the operation of the plants and quarries and Donald's focused on the heavy/highway construction business. Two of Paul, Jr.'s sons, Paul Detwiler, III and Steven Detwiler, and Donald's son-in-law, James W. Van Buren, hold executive officer positions and serve on our Board of Directors and Executive Committee. Our President and Chief Financial Officer, Paul Detwiler, III, joined us in 1981. Our Executive Vice President and Chief Operating Officer, James W. Van Buren, joined us in 1991. Steven Detwiler joined us in 1990 and currently serves as Senior Vice President-Construction Materials. G. Dennis Wiseman joined us in 1984 and currently serves as our Chief Accounting Officer and Assistant Secretary. The senior management team is complemented and supported by a large number of talented, highly trained and experienced senior managers with an average of approximately 33 years of experience. Our senior management team makes joint decisions on all major operating issues including capital deployments, acquisitions and expansions. Other corporate responsibilities are divided among the senior management group to ensure adequate contingency planning and leadership across all of our business lines and divisions. We continue to focus on succession planning and focus on growing our company management from our internal ranks. Accordingly, we believe our management team has served and will continue to serve a critical role in our growth and profitability. Management remains dedicated to continuing to develop our operations and executing our business strategy as we continue to grow the business. We have management and leadership training programs in place and have trained hundreds of employees over the years so that we are not dependent on the outside market place to fill open positions. Members of the Detwiler family, who control all of the voting equity of NESL, have demonstrated a commitment to continued reinvestment in NESL. With the exception of certain tax-related dividends, we have not issued a dividend to any of our equity holders in 10 years.

Our Business Strategy

        We are focused on growing our sales, profitability and cash flow and strengthening our balance sheet by capitalizing on our competitive strengths, reinvesting in our core businesses and pursuing selective acquisitions in contiguous markets. Key elements of our business strategy include:

  Leverage Our Vertically Integrated Business Model

        We generate revenue across a spectrum of related products and services, many of which comprise a vertically integrated business that provides both raw materials and construction services. By maintaining production and cost control over this vertically integrated supply chain, we believe we are better able to serve our customers and be a low-cost supplier. We intend to leverage this vertical integration to continue to minimize our costs, improve our customer service and win profitable new business.

  Maintain A Competitive Position in Our Markets

        We are competitive in the areas we serve due to our extensive network of quarries and related operations that facilitate efficient distribution throughout our geographical market area. We believe that our vertically integrated model, including our network of operational facilities, as well as our tightly managed costs, project management, safety and educational training, technological improvements and value engineering focus all further drive our low-cost position. We continuously work to exploit new technologies, such as implementing improved global positioning systems to monitor truck delivery activity and increase precision in construction projects. These technological improvements, coupled with our comprehensive employee training program and health and safety training programs and policies, allow us to make optimal use of our employees and equipment, operate safely and lower our insurance claims. Our extensive operating experience allows us to identify value engineering opportunities on certain projects, allowing us to propose enhancements to project specifications which we believe save our customers money and enhance our profitability. The mechanics of the "sealed bid" process that govern many of our contract awards require that we submit a bid that is low enough to win the business, but also includes a margin sufficient to maintain profitability. We will continue to manage our business aggressively to minimize costs to ensure that we are positioned to continue to win competitive, profitable new business in our markets.

  Capitalize on Our Strategically Located Operations to Expand Market Share

        We believe our existing operational footprint places us in proximity to some of the strongest market opportunities in the mid-Atlantic and western New York regions. Our proximity to areas of high construction activity, including the extensive Pennsylvania and western New York road networks and the Pennsylvania coal and gas industries, creates attractive revenue opportunities for which we are particularly well positioned relative to both major, national and smaller, local competitors. Our strategically situated construction materials locations create an inherent competitive advantage for us in our markets. We intend to continue to capitalize on these advantages to increase revenues and drive profitability. In those instances where our construction materials locations do not create an inherent competitive advantage, we remain competitive through our local knowledge of required specifications and industry expertise.

  Drive Profitable Growth Through Reinvestment and Strategic Acquisitions

        Through over 85 years of operations, we have developed significant experience and expertise in identifying and executing new growth opportunities. We expect to continue to enhance our overall competitive position and customer base by reinvesting in our business. Additionally, we will use our ability to generate cash flow to continue to repay debt and de-leverage our balance sheet so that we are positioned to opportunistically pursue accretive acquisitions of complementary construction materials businesses in contiguous markets that may become available to us. We also anticipate that we will leverage our experience to develop more greenfield quarry locations within or adjacent to our current markets.

Our Industry

        Our core construction materials, heavy/highway construction and traffic safety services and equipment businesses are organized to deliver customers products and services from six interrelated industry sectors:

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  aggregates;

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  hot mix asphalt;

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  ready mixed concrete;

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  concrete products;

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  heavy/highway construction; and

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  traffic safety services and equipment.

        Competitors in these industries range from small, privately held firms that produce a single product, to multinational corporations that offer a comprehensive suite of construction materials and services, including design, engineering, construction and installation. However, day-to-day execution for construction materials for all competitors remains local or regional in nature based upon typical value-to-weight ratios which limit the distance construction materials can be transported in a cost effective manner.

        Transportation infrastructure projects represent a substantial portion of the overall U.S. infrastructure market. These projects are driven by both state and federal funding programs. The current federal funding program, Safe, Accountable, Flexible, Efficient Transportation Equity Act, which we refer to as SAFETEA-LU, was enacted in August 2005. SAFETEA-LU authorizes funds for the Highway Trust Fund, and these funds, which are allocated to states pursuant to specified formulas, are utilized for the maintenance of highways and roads. On March 4, 2011, SAFETEA-LU was extended through September 30, 2011, which maintained the Highway Trust Fund spending of $42 billion annually. With approximately 121,000 miles of interstate, state and local roads and approximately 55,000 state and local bridges, Pennsylvania currently receives approximately $1.8 billion each year in federal funds for its highway and transit programs.

        Infrastructure funding is also available under the American Recovery and Reinvestment Act, which we refer to as ARRA, which was enacted in February 2009. ARRA allocates a portion of funds for transportation purposes as well as for general infrastructure purposes. As of June 30, 2011, Pennsylvania has invested or committed for investment $16.7 billion of the $31.0 billion it received in ARRA funds. Of this amount, approximately $1.1 billion will be invested in transportation infrastructure with approximately $875.7 million already invested at June 30, 2011. We expect some of the remaining ARRA funding to be incorporated into infrastructure, public works and new building projects through 2011.

        In addition to federal funding, highway construction and maintenance funding is also available through state agencies. In Pennsylvania, new highway and bridge construction and maintenance is coordinated by PennDOT. During its fiscal year ended June 30, 2010, PennDOT spent approximately $6.5 billion on transportation projects and administration, which includes its federal funds allocation. For its fiscal year ended June 30, 2011, PennDOT had $6.5 billion available to spend on transportation projects and administration and has proposed a budget of $6.3 billion for the next fiscal year. Typically the federal government funds a portion of PennDOT's annual budget, while Pennsylvania funds the balance through the Motor License Fund, which we refer to as MLF. MLF funds are mandated per the state constitution to fund expenditures on highways and bridges and may not be reallocated to other state funding needs in the annual budgeting process. The Pennsylvania Turnpike Commission has a budget that is currently separate from PennDOT. The Pennsylvania Turnpike Commission's 2011 fiscal year construction and maintenance budget is approximately $420.0 million.

        PennDOT and the Pennsylvania Turnpike Commission have historically provided consistent demand for construction materials and projects in our markets. In addition, we also bid on purchase order contracts for hot mix asphalt and aggregates supplied directly to PennDOT maintenance districts and municipalities.

Construction Materials

  Aggregates

        The aggregates industry generated over $17.5 billion in sales through the production and shipment of 2.0 billion metric tons in 2010 in the United States, according to the United States Geological Survey, which we refer to as USGS. Aggregates include materials such as gravel, crushed stone, limestone and sand, which are primarily incorporated into construction materials, such as hot mix asphalt, cement and ready mixed concrete. Aggregates are also used for various applications and products, such as railroad ballast, filtration, roofing granules and in solutions for snow and ice control. The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The USGS reported that a total of 1,600 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2010 in the United States.

  Hot Mix Asphalt

        Hot mix asphalt is the most commonly utilized pavement surface. Hot mix asphalt is produced by mixing asphalt cement and aggregate. The asphalt cement is heated to increase its viscosity and the aggregate is dried to remove moisture from it prior to mixing. Paving and compaction must be performed while the asphalt is sufficiently hot, typically within a one-hour haul from the production facility. In many parts of the country, including the market in which we operate, paving is generally not performed in the winter months because of cold temperatures. The United States has approximately 4,000 asphalt plants. Each year, these plants produce 500 to 550 million tons of asphalt pavement material worth in excess of $30 billion.

  Ready Mixed Concrete

        Demand for ready mixed concrete is driven by its highly versatile end use applications. The ready mixed concrete industry generated approximately $30 billion in sales in 2010 through the shipment of approximately 257 million cubic yards in the United States, according to the National Ready Mixed Concrete Association. Ready mixed concrete is created through the combination of coarse and fine aggregates with water, various chemical admixtures and cement. Given the high weight-to-value ratio, delivery of ready mixed concrete is typically limited to a one-hour haul from a production plant location and is further limited by a 90 minute window in which newly mixed concrete must be poured to maintain quality and desired performance characteristics. Most industry participants produce ready mixed concrete in batch plants and use concrete mixer trucks to deliver the concrete to customers' job sites. Ready mixed concrete, which is poured in place at a construction site, can compete with other precast concrete products and concrete masonry block products.

  Concrete Products

        Precast and prestressed concrete products are utilized in highway construction to build bridges and decks and in non-residential construction to build a broad range of large structures such as parking garages, prison cells and sports stadium risers. Precast and prestressed concrete products offer many building advantages, including flexibility in design, speed to completion and low maintenance.

        Masonry blocks are widely used in the construction of buildings, such as foundations, arches and retaining walls. Masonry blocks continue to grow in popularity because of their durability and relative low cost. Most of the companies that produce masonry blocks, such as ours, also produce other concrete-related products, including architectural block, pavers and franchised building systems such as Anchor® Segmental Retaining Walls, which can be manufactured centrally and shipped to the point of installation.

Heavy/Highway Construction

        Heavy/highway construction businesses provide a broad range of transportation and site preparation construction services, including grading and drainage, building bridge structures and concrete and blacktop paving services. While we provide services for a range of projects from driveway construction to the construction of new interstate highways, our business is primarily focused on structures, road construction and maintenance and blacktop/concrete paving. In general, the highway construction industry's growth rate is directly related to federal and state transportation agencies' funding of road, highway and bridge maintenance and construction. While public sector spending for highway construction has increased over the past two years, primarily as a result of federal stimulus money released under the ARRA, the simultaneous decrease in private sector spending has resulted in a contraction of the overall market.

Traffic Safety Services and Equipment

        The traffic safety services and equipment industry is comprised of companies that produce, sell and set up traffic safety equipment in the United States. Traffic safety products generally consist of portable products such as message boards, arrow boards and speed awareness monitors, as well as traffic cones, barrels and signs. Demand for traffic safety services and equipment is particularly sensitive to changes in activity in the highway construction end-market. While significant challenges to the traffic safety equipment industry remain due to the recent economic downturn, we believe that the long-term growth prospects for the industry are favorable, given increasingly stringent highway and workplace safety regulations and standards, in addition to an anticipated cyclical recovery in highway spending.

Recent Developments

        On May 18, 2011, we amended our second amended and restated credit agreement to amend the way that the fixed charge coverage ratio is calculated and to provide greater cushion under our financial covenants. Under these amendments, we effectively reduced our fixed charge coverage ratio covenant to at least 1.05 to 1 through August 31, 2012 and 1.10 to 1 thereafter. We rendered it easier to satisfy our total leverage covenant (as described below) by increasing the relevant ratios to no more than 5.50 to 1.00 through May 31, 2011, 5.90 to 1.00 through August 31, 2011, 5.60 to 1.00 through May 31, 2012 and 5.50 to 1.00 thereafter. Under this amendment we also agreed to limit capital expenditures to a maximum of $25.0 million per year. Our total leverage ratio for any relevant period is defined as the ratio of "Average Indebtedness" for that period to "EBITDAR" for that period. "Average Indebtedness" for any period means, (a) with respect to revolving loans, (i) the average daily outstanding principal amount of our revolving loans during such period less (ii) if such period ends within twelve months of August 18, 2010, $43.5 million and, (b) with respect to all other indebtedness, the outstanding principal amount of such indebtedness (or the equivalent amount for lease obligations) at the end of such period. "EBITDAR" for any period means net income (as defined in the second amended and restated credit agreement) plus the sum of the following (to the extent deducted in the computation of such net income and without duplication): (a) depreciation expense and cost depletion; (b) amortization expense; (c) interest expense; (d) the sum (without duplication) of all taxes payable by us and our subsidiaries and restricted payments permitted in respect of taxes to our shareholders (but, if there is a net tax benefit, such tax benefit shall be deducted from net income in calculating EBITDAR); and (e) all expenses relating to synthetic leases and operating leases.

        On July 18, 2011, we amended our second amended and rested credit agreement to increase the allowable amount of unsecured loans from $8.0 million to $20.0 million.

        On August 22, 2011, the stockholders of the Company amended the stock restriction agreement which, among other things, required the Company to purchase, at any time, all or some of a stockholder's common stock at the option of the individual stockholders. The amendment eliminated the stockholder's right to require the Company to purchase the common stock on a prospective basis.

        On August 26, 2011, we entered into the eleventh amendment to our second amended and restated credit agreement. The eleventh amendment allows for additional secured borrowings under a new secured credit facility of up to $20.0 million, increased the leverage covenant from 5.60 to 1.00 to 5.90 to 1.00 through maturity, increased the amount of annual capital expenditures from $25.0 million to $30.0 million and increased the aggregate principal amount of outstanding revolving credit borrowings allowable during the clean down period from $75.0 million to $85.0 million. On the same date, we entered into a new $20.0 million credit facility which matures on March 1, 2012, and bears an interest rate of LIBOR plus a 5.0% margin. Additionally, in conjunction with the $20.0 million borrowing, certain properties not previously encumbered were used as collateral.

        See "Use of Proceeds" and see "Description of Other Indebtedness—Senior Secured Credit Facilities."

Corporate Structure

        New Enterprise Stone & Lime Co., Inc. is a Delaware corporation initially formed as a partnership in 1924. Our principal executive offices are located at 3912 Brumbaugh Road, P.O. Box 77, New Enterprise, PA 16664, and our telephone number is (814) 766-2211. Our website address is

http://www.NESL.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus.

        The chart below illustrates a summary of the Company and its consolidated subsidiaries. The exchange notes will be guaranteed on a senior unsecured basis by all of our existing and future domestic subsidiaries, with the exception of certain subsidiaries. The exchange notes will be initially guaranteed, on a senior unsecured basis, by each of our subsidiaries that guarantee payment by us of any indebtedness under our senior secured credit facilities. For a description of our senior secured credit facilities and existing borrowing arrangements, see "Description of Other Indebtedness."

*
Rock Solid Insurance Company, NESL II, LLC, Kettle Creek Partners GP, LLC and Kettle Creek Partners L.P. are non-guarantors.

**
Minority owned and therefore does not qualify as a subsidiary under the indenture.

The Exchange Offer

        The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all of the information that is important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus entitled "The Exchange Offer" and "Description of the Notes."

Exchange Offer	In connection with the issuance of the old notes, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of old notes for exchange notes with the SEC on or prior to the 360th day after August 18, 2010 and to cause the registration statement to become effective under the Securities Act on or prior to the 480th day after August 18, 2010.
The registration statement of which this prospectus forms a part was filed in compliance with the obligations under this registration rights agreement.
You are entitled to exchange in this exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:
• the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;
• the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreement; and
• our obligation to pay additional interest on the old notes as described in the registration rights agreement does not apply to the exchange notes.
Senior Notes

We are offering to exchange up to $250,000,000 in aggregate principal amount of our 11% Senior Notes due 2018 which have been registered under the Securities Act for up to $250,000,000 in aggregate principal amount of our old notes which were issued on August 18, 2010. The old notes may be exchanged only in integral amounts of $1,000.

Resales

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that you:

• are acquiring the exchange notes in the ordinary course of business, and

• have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for the old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Any holder of the exchange notes who
• is our affiliate,
• does not acquire the exchange notes in the ordinary course of business, or
• tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration, Withdrawal of Tenders

This exchange offer will expire at 5:00 p.m., New York City time, October 12, 2011, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Accrued Interest on the Exchange Notes and Old Notes

The exchange notes will bear interest from August 18, 2010 (or the most recent date prior to the closing of the exchange offer on which interest was paid on the old notes). The right to receive interest on the exchange notes will replace the right to receive any payment in respect of interest on old notes accepted for exchange that accrued to the date of issuance of the exchange notes.

Delivery of the Exchange Notes	The exchange notes issued pursuant to this exchange offer will be delivered to the holders who tender old notes promptly following the expiration date.
Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, some of which we may waive. See "The Exchange Offer—Certain Conditions to this Exchange Offer."

Procedures for Tendering Old Notes

If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the facsimile, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company ("DTC") and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• any exchange notes that you will receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

• you are not our "affiliate" as defined in Rule 405 under the Securities Act.
Special Procedures for Beneficial Holders

If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact such registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership make take considerable time.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or if you cannot comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on Holders of Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled our covenants under the registration rights agreement and, accordingly, you will no longer be entitled to any exchange or, except in limited circumstances, registration rights with respect to the old notes, and the exchange notes will not provide for liquidated damages. If you are a holder of old notes and do not tender your old notes in this exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture governing the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreement, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Accounting Treatment

The exchange notes will be recorded as the same debt obligations as the old notes as reflected in our accounting records. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the exchange notes will be amortized over the term of the exchange notes. See "The Exchange Offer—Accounting Treatment."

Exchange Agent

Wells Fargo Bank National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "The Exchange Offer—Exchange Agent."

Summary of the Terms of the Exchange Notes

Issuer	New Enterprise Stone & Lime Co., Inc.
Exchange Notes Offered	$250,000,000 in aggregate principal amount of 11% senior notes due 2018.
Maturity Date	September 1, 2018.
Interest	11% per annum, payable semi-annually in cash in arrears on March 1 and September 1 of each year.
Guarantees
The exchange notes will be guaranteed, on a joint and several basis, by all of our existing and future domestic subsidiaries, with the exception of certain subsidiaries. The exchange notes will be initially guaranteed, on a senior unsecured basis, by each of our subsidiaries that guarantee payment by us of any indebtedness under our senior secured credit facilities and the old notes. See "Description of the Notes—Guarantees by Domestic Subsidiaries." Our existing domestic subsidiaries who are currently guarantors consist of ASTI Transportation Systems, Inc., EII Transport Inc., Gateway Trade Center Inc., Precision Solar Controls Inc., Protection Services Inc., SCI Products Inc., and Work Area Protection Corp.
Ranking	The exchange notes and guarantees thereof will rank:
• equally in right of payment with all of our and the guarantors' existing and future unsubordinated debt;
• senior in right of payment to all of our and the guarantors' existing and future subordinated debt;

•       effectively junior in right of payment to the debt outstanding under our secured obligations, including under our senior secured credit facilities, to the extent of the value of the assets securing such debt, and effectively junior to the secured obligations of the guarantors, including their guarantees of the senior secured credit facilities, to the extent of the value of the guarantors' assets securing such obligations; and

• effectively junior to any debt of our non-guarantor subsidiaries.

As of May 31, 2011, we had approximately $553.3 million of total debt outstanding (including the notes), $297.0 million of which was secured debt. In addition, we had an additional $25.5 million of secured debt available for borrowing under our revolving credit facility.

Our non-guarantor subsidiaries did not account for any net revenue during fiscal year 2011. As of May 31, 2011, our non-guarantor subsidiaries accounted for $26.4 million, or 3.2%, of our assets (excluding intercompany eliminations) and $18.2 million, or 2.4%, of our liabilities (excluding intercompany eliminations).
Optional Redemption	The exchange notes will be redeemable, in whole or in part, at any time on or after September 1, 2014, at the redemption prices specified under "Description of the Notes—Optional Redemption."

At any time prior to September 1, 2013, we may, at our option, redeem up to 35% of the exchange notes with the net cash proceeds from certain equity offerings at a price equal to 111.000% of the principal amount thereof, together with accrued and unpaid interest, if any, to, but not including, the redemption date as described under "Description of the Notes—Optional Redemption."

We may also redeem some or all of the exchange notes at any time prior to September 1, 2014 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make-whole" premium as described under "Description of the Notes—Optional Redemption."
Change of Control
Upon the occurrence of certain changes in control, we must offer to repurchase the exchange notes at 101% of the principal amount, plus accrued interest, if any, to, but not including, the purchase date. See "Description of the Notes—Change of Control."
Certain Covenants	The indenture governing the exchange notes contains covenants that limit, among other things, the ability of our and our restricted subsidiaries to:
• incur additional debt;
• pay dividends or make other distributions or repurchase capital stock or make other restricted payments;
• make certain investments;
• incur liens;
• merge, amalgamate or consolidate, or sell transfer, lease or dispose of all or substantially all of our assets; and
• enter into certain transactions with affiliates.
These covenants are subject to important exceptions and qualifications, which are described in "Description of the Notes—Certain Covenants."

Listing	We do not intend to list the exchange notes on any securities exchange or include the exchange notes in any automated quotation system. Accordingly, there can be no assurance that a market for the exchange notes will develop or as to the liquidity of any markets that may develop.
Risk Factors
Potential investors in the exchange notes should carefully consider the matters set forth under the caption "Risk Factors," as well as the other information included in this prospectus, prior to making an investment decision with respect to the exchange notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth a summary of our historical consolidated financial and other data as of and for the periods presented. The summary historical financial information, except for "Other Financial Data," as of February 28, 2011 and 2010 and for our three fiscal years 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated balance sheet data at February 28, 2009 from our consolidated balance sheet as of February 28, 2009 which is not presented in this prospectus. The summary historical financial information, except for "Other Financial Data," for the three month periods ended May 31, 2011 and May 31, 2010 have been derived from unaudited interim condensed financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited interim financial data includes all adjustments, consisting only of normal non-recurring adjustments considered necessary for a fair presentation of this information. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. In addition, the results of operations for the interim periods is not necessarily indicative of the results that may be expected for the entire year. The following summary historical consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and the information under "Selected Historical Consolidated

Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in this prospectus.

	Fiscal Year Ended					Three Months Ended
	February 28, 2009	February 28, 2010		February 28, 2011		May 31, 2010	May 31, 2011
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenue	$785,775	$737,118		$725,999		$166,070	$146,771

Operating costs and expenses:
Costs of revenue	620,145	580,612		578,611		138,785	123,119
Depreciation, depletion and amortization	42,279	43,742		45,917		10,487	11,345
Intangible asset impairment	44,873	—		—		—	—
Pension and profit sharing	8,895	9,690		8,907		2,159	1,715
Selling, administrative and general expenses	59,223	64,779		61,547		15,296 (1)	11,793 (1)

Total operating costs and expenses	775,415	698,823		694,982		166,727	147,972

Operating Profit	10,360	38,295		31,017		(657)	(1,201)

Other income (expense):
Interest income	667	593		318		50	4
Interest expense	(40,185)	(29,536	)(2)	(41,586	)(3)	(7,003)	(11,600)

Total other expense	(39,518)	(28,943)		(41,268)		(6,953)	(11,596)

Income (loss) before income taxes	(29,158)	9,352		(10,251)		(7,610)	(12,797)

Income tax expense (benefit)	1,060	392		(4,478)		(2,238)	(8,235)

Net income (loss)	(30,218)	8,960		(5,773)		(5,372)	(4,562)

Noncontrolling interest in net (income) loss	(1,214)	(1,165)		(1,195)		(298)	(299)

Net income (loss) attributable to stockholders	$(31,432)	$7,795		$(6,968)		$(5,670)	$(4,861)

Other financial data:
Depreciation and cost depletion	41,639	43,102		45,277		10,327	11,185
Cash capital expenditures	28,263	24,331		31,777		(8,951)	(12,830)
Cash and cash equivalents, beginning of period	6,385	16,507		10,773		10,773	20,029
Balance Sheet Data:
Cash, restricted cash and cash equivalents	$18,219	$12,573		$21,916		$18,359	$21,898
Inventories	118,745	127,214		129,422		127,585	133,113
Property, plant, and equipment, net	408,590	390,530		382,965		391,203	383,576
Total assets	764,511	750,234		768,078		824,930	838,856
Long-term debt, including current portion	518,080	484,896		500,846		521,559	553,277
Total liabilities	688,904	665,788		690,907		746,271	766,665
Redeemable common stock	143,411	183,318		130,241		177,290	140,954
Total deficit	(67,804)	(98,872)		(53,070)		(98,631)	(68,763)

	Fiscal Year Ended			Three Months Ended
	February 28, 2009	February 28, 2010	February 28, 2011	May 31, 2010	May 31, 2011
	(dollars in thousands)
Consolidated Statement of Cash Flows:
Net cash provided by (used in):
Operating activities	$23,928	$58,078	$47,503	$(17,973)	$(38,697)
Investing activities	(26,145)	(24,374)	(31,549)	(8,847)	(19,926)
Financing activities	12,339	(39,438)	(6,698)	32,573	50,245
Cash paid for capital expenditures	(28,263)	(24,331)	(31,777)	(8,951)	(12,830)
Selected Business Line Data:
Revenue:
Construction materials	$559,174	$499,186	$512,743	$108,913	$104,487
Heavy/highway construction	338,885	349,856	337,620	69,211	52,811
Traffic safety services & equipment	83,085	81,102	78,181	22,411	21,961
Other non-core business operations	11,459	12,719	15,220	2,916	2,833

Gross revenue	992,603	942,863	943,764	203,451	182,092
Intercompany eliminations	(206,828)	(205,745)	(217,765)	(37,381)	(35,321)

Revenue	$785,775	$737,118	$725,999	$166,070	$146,771

(1)
Selling, administrative and general expenses for the three months ended May 31, 2011 and May 31, 2010 includes $1.2 million and $0.2 million, respectively, of gain associated with the disposal of property and equipment.

(2)
The decrease in interest expense from fiscal year 2009 to fiscal year 2010 was primarily the result of lower interest rates year over year.

(3)
The increase in interest expense during fiscal year 2011 was a result of an overall increase in borrowings and interest rates, primarily related to the issuance of our old notes in August 2010.

RISK FACTORS

        You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before electing to exchange your old notes for the exchange notes. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently consider less significant may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the exchange notes could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business depends on activity within the construction industry.

        We sell most of our construction materials and traffic safety equipment, and provide all of our heavy/highway construction services, to the construction industry, so our results depend on the strength of the construction industry. Demand for our products, particularly in the non-residential and residential construction markets, could remain weak and continue to fall if companies and consumers continue to struggle to obtain credit for construction projects or if the slow pace of economic activity continues to delay or cancel capital projects. State and federal budget issues continue to hurt the funding available for infrastructure spending, particularly heavy/highway construction and traffic safety, which constitute a significant portion of our business. Many states, including Pennsylvania, have reduced their construction spending because of budget shortfalls caused by lower tax revenues and uncertainty relating to long-term federal highway funding. There has been a reduction in many states' investment in highway maintenance. These factors resulted in a continued reduction in our sales during fiscal years 2010 and 2011 which, combined with a widespread decline in overall pricing in many of our business units, continues to hurt our business. Our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. If economic conditions and construction remain low in our top revenue-generating markets of Pennsylvania and western New York, our business and results of operations may continue to be materially adversely affected and there is no assurance that this will not continue to affect our business in the future.

Our business is cyclical and requires significant working capital to fund operations.

        The cyclicality of our business requires that we maintain significant working capital to fund our operations. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business, and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business, we may be required, among other things, to further reduce or delay planned capital or operating expenditures.

A decline in public sector construction and reductions in governmental funding could adversely affect our operations and results.

        A significant portion of our revenue is generated from publicly funded construction projects. If, because of reduced federal or state funding or otherwise, spending on publicly funded construction continues to remain low, our earnings and cash flows will remain negatively affected. Further, any delays in expenditure of stimulus funds designated for highways and other public work projects pursuant to ARRA could negatively impact our earnings for our fiscal year 2012.

        As a result of the foregoing, we cannot be assured of the existence, amount and timing of appropriations for spending on federal, state or local projects. The federal support for the cost of highway maintenance and construction is dependent on congressional action. In addition, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. Nearly all states are now experiencing state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Delays or cancellations of state infrastructure spending have in the past hurt, and we anticipate in the immediate future will continue to hurt, our business because a significant portion of our business is dependent on state infrastructure spending.

A decline in the funding of PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway or other state agencies could adversely affect our operations and results.

        A significant portion of our revenues, both through direct and indirect sales, are generated from PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway and other Pennsylvania state agencies. The spending of these agencies is governed by an annual budget which is approved by the relevant state. To the extent that any of these entities significantly decreases its annual budget, our revenues could be adversely affected.

Our business relies on private investment in infrastructure and a slower than normal recovery will adversely affect our results.

        A portion of our sales are for projects with non-public owners. Construction spending is affected by developers' ability to finance projects. The current credit environment has negatively affected the United States economy and demand for our products. Non-residential and residential construction could continue to decline if companies and consumers are unable to finance construction projects or if the economic slowdown continues to cause delays or cancellations of capital projects. If housing starts and non-residential projects do not begin to rise steadily with the slow economic recovery as they normally do when recessions end, our construction materials and contracting services sales may fall further and our business and results of operations may continue to be materially adversely affected.

Difficult and volatile economic conditions continue to affect our financial position, results of operations and cash flows.

        Demand for our products is primarily dependent on the overall health of the economy, and federal, state and local public funding levels. The stagnant, and at times declining, economy continues to put pressure on the demand for our construction materials and increases competition and aggressive pricing for private and public sector projects as companies migrate from bidding on scarce private sector work to projects in the public sector. In addition, a stagnant or declining economy tends to produce less tax revenue for public agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements, which constitute a substantial part of our business.

        With the slow pace of economic recovery, there is also a likelihood that we will not be able to collect on our accounts receivable from our customers, many of which are still struggling. Although we are protected in part by payment bonds posted by some of our customers, we have in the past and continue to experience payment delays from some of our customers during this economic downturn.

        These adverse economic factors have in the past, and in the immediate future could continue to, materially adversely affect our financial condition, results of operations, cash flows and liquidity. These factors have also affected our ability to meet our covenants under our debt facilities. We recently amended further our second amended and restated credit agreement to provide greater cushion under our financial covenants and help us remain compliant under this facility. We believe these amendments will allow us to remain compliant for the foreseeable future. However, there can be no assurance that we will continue to be in compliance if our business environment does not improve. A shortfall in the actual trailing twelve month earnings before interest, taxes and depreciation and certain lease expenses, as adjusted and defined under our second amended and restated credit agreement, of between approximately 4.0% and 6.0% during a particular quarter over the next fiscal year could cause us to fail to meet our financial covenants under our second amended and restated credit agreement during the period. Similarly, we expect to be above the required fixed charge coverage ratios at amounts that vary between approximately 10.0% and 16.0% of the required levels set forth under our under our second amended and restated credit agreement. Further, our ability to make payments on, or repay or refinance, our debt and to fund planned capital expenditures will depend largely upon the availability of financing and our future operating performance.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our second amended and restated credit agreement or from other sources in an amount sufficient to pay our debt or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our second amended and restated credit agreement and obtain additional financing. We cannot assure you that we will be able to refinance any of our debt or obtain additional financing on commercially reasonable terms or at all. If we were unable to meet our debt service requirements or obtain new financing under these circumstances, we would have to consider other options, such as the sales of certain assets, sales of equity, and negotiations with our lenders to restructure the existing debt under our second amended and restated credit agreement. Our second amended and restated credit agreement may restrict, or market or business conditions may limit, our ability to do any or all of these things.

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

        Even though the majority of our governmental contracts contain certain raw material escalators to protect us from certain price increases, a portion of the contracts are on a fixed cost basis. The fixed cost basis portion of these contracts require us to perform the contract for a fixed unit price based on approved quantities irrespective of our actual costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual costs. We realize a profit on our contracts only if: (i) we successfully estimate our costs and then successfully control actual costs and avoid cost overruns and (ii) our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position. The costs incurred and gross profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

  •
  failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

  •
  delays caused by weather conditions;

  •
  contract or project modifications creating unanticipated costs not covered by change orders;

  •
  changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

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  to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing diesel, asphalt and cement;

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  availability and skill level of workers;

  •
  failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

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  fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;

  •
  mechanical problems with our machinery or equipment;

  •
  citations issued by any governmental authority, including the Occupational Safety and Health Administration and Mine Safety and Health Administration;

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  changes in applicable laws and regulations; and

  •
  uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part.

        Public sector customers may seek to impose contractual risk-shifting provisions more aggressively, and we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

Weather can materially affect our business and we are subject to seasonality.

        Nearly all of the products used by us, and by our customers, in the public or private construction industry are used outdoors. In addition, our heavy/highway operations and production and distribution facilities are located outdoors. Therefore, seasonal changes and other weather-related conditions can adversely affect our business and operations through a decline in both the demand for our services and use of our products. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products by contractors and reduce sales or render our contracting operations less efficient.

        Occasionally, major weather events such as hurricanes, tropical storms and heavy snows with quick rainy melts adversely affect sales in the short term.

        The construction materials business production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The last quarter of our fiscal year has typically lower levels of activity due to the weather conditions. Our first quarter varies greatly with the spring rains and wide temperature variations. A cool wet spring increases drying time on projects, possibly delaying sales until a subsequent quarter, while a warm dry spring may enable earlier project startup.

Within our local markets, we operate in a highly competitive industry.

        The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. However, in most markets, we also compete against large private and public companies, some of which are as vertically integrated as we are. This results in intense competition in a number of markets in which we operate. Significant competition leads to lower prices and lower sales volumes, which can negatively affect our earnings and cash flows.

Our long-term success is dependent upon securing and permitting aggregate reserves in strategically located areas.

        Construction aggregates are bulky and heavy and, therefore, difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass the production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites. New quarry sites often take a number of years to develop, so our strategic planning and new site development must stay ahead of actual growth. As is the case with the broader industry, we acquire existing quarries and, where practical, extend the permit boundaries at existing quarries and open greenfield sites to continue to grow our reserves. In a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing quarries or secure operating and environmental permits to open new quarries. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries, our business and results of operations may be materially adversely affected.

Our future growth may depend in part on acquiring other businesses in our industry and successfully integrating them with our existing operations.

        In the past, we have made acquisitions to strengthen our existing locations, expand our operations, grow our reserves and grow our market share. We expect to continue to make selective acquisitions in contiguous locations and geographic markets or other business arrangements we believe will help our company. However, the success of our acquisition program will depend on our ability to find and buy other attractive businesses at a reasonable price and our ability to successfully integrate acquired businesses into our existing operations. We cannot assure you that there will be attractive acquisition opportunities at reasonable prices or that we can successfully integrate such acquired businesses into our existing operations. In addition, acquisitions may require us to take an impairment charge in our financial statements. We had to take certain impairment charges in the past due to acquisitions and cannot assure you that we will not do it again in the future in connection with new acquisitions.

Our business is a capital-intensive business.

        The property and machinery needed to produce our products can be very expensive. Therefore, we need to spend a substantial amount of money to purchase and maintain the equipment necessary to operate our business. We believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will be enough to give us the cash we need to support our currently anticipated operating and capital needs. If we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt.

        Our second amended and restated credit agreement limits the amount of capital expenditures that we can make to $30.0 million annually. This restriction may adversely affect our ability to grow our business unless we obtain waivers from our lenders to make capital expenditures in excess of this amount. We cannot assure you that we would be able to obtain such waivers on terms commercially acceptable.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

        In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers, which may have a material adverse effect on our business and results of operations.

Environmental, health and safety laws and any changes to such laws may have a material adverse effect on our business, financial condition and results of operations.

        We are subject to a variety of environmental, health and safety laws, and the cost of complying and other liabilities associated with such laws may have a material adverse effect on our business, financial condition and results of operations.

        We are subject to a variety of federal, state and local environmental laws and regulations relating to: (i) the release or discharge of materials into the environment; (ii) the management, use, processing, handling, storage, transport or disposal of hazardous materials; and (iii) the protection of public and employee health, safety and the environment. These laws and regulations expose us to liability for the environmental condition of our current or formerly owned or operated facilities, and may expose us to liability for the conduct of others or for our actions that complied with all applicable laws at the time these actions were taken. In particular, we may incur remediation costs and other related expenses because: (i) our facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices and (ii) certain of our processes are regulated. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to regulated materials.

        Despite our compliance efforts, there is the inherent risk of liability in the operation of our business, especially from an environmental standpoint. These potential liabilities could have an adverse impact on our operations and profitability. In many instances, we must have government approvals and certificates, permits or licenses in order to conduct our business, which often require us to make significant capital and maintenance expenditures to comply with zoning and environmental laws and regulations. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Governmental requirements that impact our operations also include those relating to air quality, waste management, water quality, mine reclamation, remediation of contaminated sites and worker health and safety. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and expose us to liability for the conduct of, or conditions caused by, others, or for our acts that may otherwise have complied with all applicable requirements when we performed them. Stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities.

We depend on our senior management and we may be materially harmed if we lose any member of our senior management.

        We are dependent upon the services of our senior management, especially Paul Detwiler, Jr., Donald Detwiler, Paul Detwiler, III, Steven Detwiler and James W. Van Buren. Because these members of our senior management team have been with us for approximately 30 years on average and have contributed greatly to our growth, their services would be very difficult, time consuming and costly to replace. We maintain a key man insurance policy for each of Paul Detwiler, Jr., Donald Detwiler, Paul Detwiler, III, James W. Van Buren, Steven Detwiler and Jeffrey Detwiler. The loss of key management personnel or our inability to attract and retain qualified management personnel could have a material adverse effect on us. A decision by any of these individuals to leave us, to compete against us or to reduce his involvement could have a material adverse effect on our business.

We may not be able to grow our business effectively or successfully implement our growth plans if we are unable to recruit additional management and other personnel.

        Our ability to continue to grow our business effectively and successfully implement our growth strategy is partially dependent upon our ability to attract and retain qualified management employees and other key employees. We believe there is a limited number of qualified people in our business and the industry in which we compete. As such, there can be no assurance that we will be able to identify and retain the key personnel that may be necessary to grow our business effectively or successfully implement our growth strategy. Our inability to attract and retain talented personnel could limit our ability to grow our business.

Labor disputes could disrupt operations of our businesses.

        Labor unions represent approximately 31% of our total hourly employees. Our collective bargaining agreements for employees generally expire between 2011 and 2013. Although we have good relations with our employees and unions, disputes with our trade unions, or the inability to renew our labor agreements, could lead to strikes or other actions that could disrupt our business, raise costs, and reduce revenues and earnings from the affected locations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

        Operating hazards inherent in our business can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect our business.

        We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and medical benefit claims. Although we believe we have minimized our exposure on individual claims, for the benefit of costs savings we have accepted the risk of a large amount of independent multiple material claims arising, which could have a significant impact on our earnings. We are liable for up to $0.3 million per year per member for health claims. We have a wholly-owned captive insurance company, Rock Solid Insurance Company, which we refer to as RSIC, for workers' compensation, general liability, automobile and property coverage. We are liable for up to $0.3 million per year for health care claims and RSIC is responsible for amounts in excess of our $0.3 deductible up to $1.0 million for each health care claim, with coverage from insurance carriers after the $1.0 million retention. We are responsible for the first $0.3 million for each property and casualty claim and RSIC is responsible for amounts in excess of our $0.3 million deductible up to the first $2.0 million of every property and casualty claim. Our property and casualty insurance coverage then carries a $15.0 million limit per occurrence.

        We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

We may incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

        We provide to our customers specified product designs that meet building code or other regulatory requirements and contractual specifications for measurements such as durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured, non-indemnified or product-related claim is resolved against us in the future, that resolution may increase our costs and reduce our profitability and cash flows.

We identified material weaknesses and significant deficiencies in our internal controls over financial reporting during the year ended February 28, 2011 and have a history of material weaknesses and significant deficiencies in our internal controls in prior years as well. If we fail to maintain an effective system of internal controls over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

        Effective internal controls are necessary for us to provide timely and reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. If we fail to maintain the adequacy of our internal controls, our financial statements may not accurately reflect our financial condition. We have identified certain significant deficiencies and material weaknesses in our internal controls over financial reporting in current and prior years, including the following:

  •
  identification by our independent auditors of misstatements in internal drafts of our financial statements, disclosures and accounting records that were not initially identified by our internal control process, indicating weaknesses with respect to our ability to properly monitor and account for both routine and non-routine transactions;

  •
  the need to enhance the skill set within our tax department and associated processes;

  •
  the need to enhance the consistency and application of our systems and internal controls which are highly manual and inconsistent across divisions and locations;

  •
  documentation of financial policies and procedures;

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  policies and procedures related to our consolidation process which is a time-intensive process requiring multiple adjustments to prepare and present accurate and complete financial data; and

  •
  general data security and restricted access controls of information systems.

        While we have taken actions to address the items identified, additional measures may be necessary and these measures, along with other measures we expect to take to improve our internal controls over financial reporting, may not be sufficient to address the issues identified by us and our independent auditors or ensure that our internal controls over financial reporting are effective. We continue to take steps to complete documentation of our internal control systems and financial processes, improve our information systems, assess their design and remediate the control deficiencies identified in these efforts. Implementation of these plans may divert management's attention from other aspects of our business and place a strain on our management, operational and financial resources. In addition, we may, in the future, identify further material weaknesses or significant deficiencies in our internal control over financial reporting. Implementation of these plans may divert management's attention from other aspects of our business and place a strain on our management, operational and financial resources.

        Inadequate internal controls over financial reporting could impact the reliability and timeliness of our financial reports and could cause investors to lose confidence in our reported financial information, which could have a negative effect on our business and the value of our securities. If we fail to remedy any material weakness or significant deficiency and maintain effective internal control over our financial reporting in the future, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected and our access to the capital markets may be restricted. We may also be required to restate our financial statements from prior periods.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce revenues and have a material adverse effect on our results of operations.

        Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our disqualification from the bidding process could cause our equipment to be idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.

Risks Related to the Exchange Notes and Our Indebtedness

We have substantial indebtedness, which could adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the exchange notes.

        As of May 31, 2011 the aggregate outstanding principal balance of our first lien term loan A ("term loan A"), first lien term loan B ("term loan B") and first lien revolving credit facility ("revolving credit facility") was $260.7 million. The balance of term loan A and term loan B was $83.3 million and $67.8 million, respectively, and borrowings under our revolving credit facility were $109.5 million with an additional $25.5 million available as of May 31, 2011. Our substantial level of indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payment on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and in the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit our ability to borrow additional funds.

Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

        Despite our current level of indebtedness, we may be able to incur significant additional indebtedness, including secured indebtedness, in the future. Although our credit facilities and the indenture governing the notes contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the indebtedness incurred in compliance with such restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we face would be increased, and we may not be able to meet all our debt obligations, including repayment of the notes, in whole or in part.

We are subject to restrictive covenants imposed by our credit facilities and by the indenture governing the notes.

        Our credit facilities and the indenture governing the notes contain numerous financial and operating covenants that restrict, among other things our ability to:

  •
  make capital expenditures;

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  incur operating lease expenses;

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  incur additional indebtedness;

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  incur liens;

  •
  make loans;

  •
  make certain investments or acquisitions;

  •
  make distributions on our capital stock or payments on subordinated indebtedness; and

  •
  enter into mergers or dispose of assets or enter into a transaction which would constitute a change in control.

        Our credit facilities include restrictions on our ability to repay, redeem, repurchase or otherwise retire the notes prior to their maturity. See "Description of Other Indebtedness." Under our senior secured credit facilities, we are required to meet certain financial covenants, including a minimum net worth test, a fixed charge coverage ratio test and a total leverage ratio test. If we fail to meet these financial performance measures and our lenders do not agree to a waiver or amendment, then there would be an event of default under our senior secured credit facilities. We cannot assure you that we will be able to obtain waivers or amendments of our senior secured credit facilities, if necessary, on acceptable terms or at all.

We may depend on the cash flows of our subsidiaries in order to satisfy our obligations under the notes.

        We conduct many of our operations through our subsidiaries. We may rely on distributions and advances from our subsidiaries in order to meet some of our payment obligations under the notes and our other obligations. If our subsidiaries are unable to pay us dividends or otherwise make payments to us, we may not be able to make debt service payments on the notes. Our operating cash flows and consequently our ability to service our debt, including the notes, are therefore dependent to some extent upon our subsidiaries' earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries' ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries' indebtedness, the terms of our credit facilities, applicable laws and other factors.

Our ability to make payments on the exchange notes and our other indebtedness depends on our ability to generate sufficient cash in the future.

        Our ability to make payments on our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        As of May 31, 2011, we will be required to make amortization payments under our term loan A and term loan B of approximately $5.8 million for the remainder of fiscal year 2012 and $8.7 million for fiscal year 2013. We will be required to repay our revolving credit facility in full in fiscal year 2013 and the remaining portions of our term loans in fiscal year 2014. In addition, we will be required to make annual payments of approximately $9.6 million for fiscal year 2012, $9.5 million for fiscal year 2013 and $5.6 million for fiscal year 2014 under our capital leases and land and equipment obligations. If we do not have sufficient cash to be able to make such mandatory payments and cannot refinance the unpaid portions of our credit facilities, we will be in default under our credit facilities.

        We may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to repay our debt, including the exchange notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient or unavailable to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the exchange notes, on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the exchange notes and our credit facilities, may limit our ability to pursue any of these alternatives.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by them, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our credit facilities, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our credit facilities, including a failure to satisfy the minimum financial ratios required under these facilities:

  •
  the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

  •
  even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

  •
  such default could cause a cross-default or cross-acceleration under our other indebtedness.

        As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Your right to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors, including the lenders under our senior secured credit facilities. Further, the guarantees of the exchange notes are effectively subordinated to all of the guarantors' existing and future secured indebtedness, including the guarantors' guarantees of our senior secured credit facilities.

        Holders of our and the guarantors' existing and future secured indebtedness, including indebtedness under our senior secured credit facilities, which is secured by all or substantially all of our assets, will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claims to those of our assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our other unsecured and senior indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor in our remaining assets. In any of the foregoing events, we may not have sufficient assets to pay all amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.

        As of May 31, 2011, the aggregate outstanding principal balance of our term loan A, term loan B and revolving credit facility was $260.7 million. The balance of term loan A and term loan B was $83.3 million and $67.8 million, respectively, and borrowings under our revolving credit facility were $109.5 million with an additional $25.5 million available as of May 31, 2011. We will be permitted to borrow additional indebtedness, including senior debt, in the future under the terms of the indenture and our senior secured credit facilities. See "Description of the Notes—Certain Covenants—Limitation on Incurrence of Debt" and "Description of Other Indebtedness."

Your right to receive payment on the exchange notes will be effectively subordinated to the liabilities of our non-guarantor subsidiaries.

        While substantially all of our subsidiaries will initially guarantee the exchange notes, not all of our future subsidiaries will be required to guarantee the exchange notes. For example, our insurance and certain immaterial subsidiaries do not guarantee our senior secured credit facilities and will not be guarantors of the exchange notes. Creditors of our non-guarantor subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, the exchange notes will effectively be subordinated to the prior payment of all of the debts (including trade payables) of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Our subsidiaries who have their debt accelerated may not be able to repay such indebtedness. Our assets and our subsidiaries' assets may not be sufficient to fully repay the notes and our other indebtedness. Our non-guarantor subsidiaries did not account for any net revenue during fiscal year 2011. In addition, as of May 31, 2011 our non-guarantor subsidiaries accounted for $26.4 million, or 3.2%, of our assets (excluding intercompany eliminations) and $18.2 million, or 2.4%, of our liabilities (excluding intercompany eliminations).

We may not be able to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of certain types of change of control, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the date of repurchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or that restrictions in our credit facilities will not allow such repurchases. Further, we may be contractually restricted under the terms of our credit facilities or other indebtedness from repurchasing all the exchange notes tendered by holders upon a change of control, and we may not be able to obtain the necessary consents under our credit facilities or such other indebtedness to make such repurchases. Our failure to make or complete the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the exchange notes the right to declare an event of default and accelerate the repayment of the exchange notes as described under the section in this prospectus entitled "Description of the Notes—Events of Default." This event of default under the indenture would in turn constitute an event of default under our senior secured credit facilities. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, will not constitute a "change of control" under the indenture. See "Description of the Notes—Change of Control."

The exchange notes will be guaranteed by substantially all of our subsidiaries on a senior unsecured basis. Federal and state statutes allow courts, under specific circumstances, to void guarantees and require exchange note holders to return payments received from guarantors.

        Under the terms of the indenture governing the exchange notes, the exchange notes will be guaranteed on a senior unsecured basis by certain of our subsidiaries. If one of our subsidiaries that is a guarantor of the exchange notes becomes the subject of a bankruptcy case or a lawsuit filed by unpaid creditors of any such guarantor, the guarantees entered into by these guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

  •
  received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

  •
  either:

  •
  was insolvent or rendered insolvent by reason of entering into the guarantee; or

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they became due.

        In such event, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor's creditors, under those circumstances.

        If a guarantee of a guarantor were voided as a fraudulent conveyance or held unenforceable for any other reason, in all likelihood holders of the exchange notes would be creditors solely of New Enterprise Stone & Lime Co., Inc. and those guarantors whose guarantees had not been voided. The exchange notes then in effect would be structurally subordinated to all liabilities of the guarantor whose guarantee was voided.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

  •
  the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts or contingent liabilities as they become due.

        We cannot assure you as to what standard a court would use to determine whether or not a guarantor would be solvent at the relevant time, or regardless of the standard used, that the guarantee would not be subordinated to any guarantor's other debt.

        If a court held that the guarantees should be voided as fraudulent conveyances, the court could void, or hold unenforceable, the guarantees, which could mean that you may not receive any payments under the guarantees, and the court may direct you to return any amounts that you have already received from any guarantor. Furthermore, the holders of the exchange notes would cease to have any direct claim against the applicable guarantor. Consequently, any former guarantor's assets would be applied first to satisfy its other liabilities before any portion of its assets could be applied to the payment of the exchange notes.

        Each guarantee contains a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor's obligation to an amount that effectively makes the guarantee worthless.

There may be no active trading market for the exchange notes, and if one develops, it may not be liquid.

        The exchange notes will constitute new issues of securities of the same class as the old notes for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through an automated quotation system. Although the initial purchasers have advised us that they intend to make a market in the old notes and the exchange notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. There can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or their exchange notes or the price at which the holders would be able to sell their old notes or their exchange notes. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large number of old notes are not tendered or are tendered improperly, the limited number of exchange notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of the exchange notes.

        Future trading prices of the notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  prevailing interest rates;

  •
  our ability to complete the offer to exchange the old notes for the exchange notes;

  •
  the interest of securities dealers in making a market; and

  •
  the market for similar securities.

The market valuation of the exchange notes may be exposed to substantial volatility.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. A real or perceived economic downturn or higher interest rates could cause a decline in the exchange notes, and thereby negatively affect the market for the trading price of the exchange notes. Because the exchange notes may be thinly traded, it may be more difficult to sell and accurately value the exchange notes. In addition, as has recently been evident in the current turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the entire high-yield bond market can experience sudden and sharp price swings, which can be exacerbated by large or sustained sales by major investors in the exchange notes, a high-profile default by another issuer, or simply a change in the market's psychology regarding high-yield bonds. Moreover, if one of the major rating agencies lowers its credit rating on the exchange notes, the price of the exchange notes will likely decline.

We may incur increased costs due to fluctuation in interest rates.

        We are exposed to risks associated with fluctuations in interest rates in connection with our senior secured credit facilities. In limited circumstances, we seek to minimize these risks, when considered appropriate, through the use of interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates could result in significant losses to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

If a bankruptcy petition were filed by or against us, holders of exchange notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the exchange notes.

        If a bankruptcy petition were filed by or against us under the Bankruptcy Code after the issuance of the exchange notes, the claims by any holder of exchange notes for the principal amount of the exchange notes may be limited to an amount equal to the sum of the original issue price for the exchange notes.

In the future, our obligations under federal securities laws to file periodic reports with the SEC may become suspended under Section 15(d) of the Exchange Act. Thereafter we would be providing periodic reports as a "voluntary filer" pursuant to our contractual obligations in the indenture governing the notes, which contractual obligations may be amended without your consent.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become a filer with the SEC pursuant to Section 15(d) of the Exchange Act. Except during the year that the registration statement becomes effective, these reporting obligations will be automatically suspended if our notes are held of record by fewer than 300 holders and certain other conditions are met. We currently anticipate that our reporting obligations pursuant to Section 15(d) of the Exchange Act will terminate after we file our Annual Report on Form 10-K for the year ending February 29, 2012. Notwithstanding the anticipated automatic suspension of our reporting obligations pursuant to Section 15(d) of the Exchange Act, we intend to continue filing periodic reports with the SEC and to provide holders of the notes with copies of any filed reports as a "voluntary filer" in compliance with the indenture governing the notes. We expect that such periodic reports filed by us as a voluntary filer will comply fully with all applicable rules and regulations of the SEC. However, we could eliminate the periodic reporting covenant in the indenture governing the notes with the consent of the holders of at least a majority of the notes, in which case we would no longer be obligated to file periodic reports with the SEC and may cease doing so.

You may be adversely affected if you fail to exchange old notes.

        We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in this exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate this exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

  •
  if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

  •
  if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

        We have agreed that, for a period of 180 days from which the registration statement is declared effective, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

        After this exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

        In connection with the issuance of the old notes, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to file a registration statement related to the exchange of old notes for exchange notes with the SEC on or before the 360th day after August 18, 2010 and to use commercially reasonable efforts cause the registration statement to become effective under the Securities Act at the earliest possible time but in no event later than the 480th day after August 18, 2010.

        The registration statement of which this prospectus forms a part was filed pursuant to the obligations under this registration rights agreement. The exchange notes will have terms substantially identical to the old notes except the exchange notes will not contain terms with respect to transfer restrictions and registration rights and we will not be obligated to pay additional interest as described in the registration rights agreement.

        Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for a period of two years or such until such time as all of the old notes (a) have been sold thereunder or (b) can be sold under Rule 144 of the Securities Act, without any limitations. These circumstances include:

  •
  because of any change in current law or SEC policy, we are not permitted to effect this exchange offer;

  •
  this exchange offer is not consummated 540 days after August 18, 2010; or

  •
  any holder of old notes who is not able to participate in this exchange offer so requests in writing on or before the 20th business day after the consummation of this exchange offer.

        Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

  •
  that any exchange notes to be received by it will be acquired in the ordinary course of its business;

  •
  that at the time of the commencement of the registered exchange offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of exchange notes in violation of the Securities Act;

  •
  that it is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours, or if it is an affiliate of ours, that it will comply with the applicable registration and prospectus delivery requirements of the Securities Act;

  •
  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

  •
  if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

        Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  such holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

  •
  such exchange notes are acquired in the ordinary course of the holder's business; and

  •
  the holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of such exchange notes.

        Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

  •
  cannot rely on the position of the staff of the SEC set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The exchange notes may not be sold under state securities laws unless the exchange notes have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Please read the section captioned "Plan of Distribution" for more details regarding these procedures for the transfer of exchange notes.

Terms of this Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of exchange notes in exchange for the principal amount of old notes surrendered under this exchange offer.

        The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and we will not be obligated to pay additional interest as described in the registration rights agreement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the exchange notes will be treated as a single class of debt securities under the indenture.

        This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

        As of the date of this prospectus, $250.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in this exchange offer.

        We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

        We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders.

        Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to this Exchange Offer."

        Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

        This exchange offer will expire at 5:00 p.m., New York City time on October 12, 2011, unless in our sole discretion, we extend it. The exchange notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their old notes.

        In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any old notes, to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under "—Certain Conditions to this Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment and will extend this exchange offer to the extent required by law, if necessary. Generally we must keep this exchange offer open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of old notes being sought, we will extend this exchange offer for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the old notes. We currently do not intend to decrease the percentage of old notes being sought.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

        Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

  •
  the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  this exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer.

        In addition, we will not be obligated to accept for exchange the old notes of any holder that prior to the expiration of the exchange offer has not made:

  •
  the representations described under "—Purpose and Effect of this Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution," and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension of the expiration date to the registered holders of the old notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. If we waive any of these conditions to the exchange offer, we expect that such waiver will apply equally to all holders of the old notes tendered in the exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. There are no dissenters' rights of appraisal under Delaware law applicable to this exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

        Only a holder of old notes may tender such old notes in this exchange offer. To tender in this exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive old notes along with the letter of transmittal; or

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners' behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

  •
  make appropriate arrangements to register ownership of the old notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of old notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that it is tendering old notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

  •
  the agreement may be enforced against such participant.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

        In all cases, we will issue exchange notes for old notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

  •
  old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

  •
  any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  •
  if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

  •
  the holder is not an "affiliate", as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

  •
  stating that the tender is made through an eligible institution;

    •
    guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under "—Exchange Agent", or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the principal amount of such old notes; and

  •
  where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

        Wells Fargo Bank, National Association has been appointed as exchange agent for this exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:
Wells Fargo Bank, National Association MAC N9311-110 625 Marquette Avenue Minneapolis, MN 55479 Attention: New Enterprise Stone & Lime Administrator	Wells Fargo Bank, National Association MAC N9311-110 625 Marquette Avenue Minneapolis, MN 55479 Attention: New Enterprise Stone & Lime Administrator	Wells Fargo Bank, National Association MAC N9311-110 625 Marquette Avenue Minneapolis, MN 55479 Attention: New Enterprise Stone & Lime Administrator

Facsimile (eligible institutions only): (612) 667-6282
Telephone Inquiries: (800) 344-5128

        Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Our expenses in connection with this exchange offer include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes under this exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

  •
  as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the prospectus distributed in connection with the private offering of the old notes.

        In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the exchange notes:

  •
  could not rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. We will capitalize the expenses of this exchange offer as deferred financing costs and expense these costs over the life of the exchange notes.

Other

        Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for the old notes tendered by you and accepted by us in the exchange offer, the same principal amount of exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and will not result in any increase of our outstanding debt. Any surrendered but unaccepted old notes will be returned to you and will remain outstanding.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, and capitalization as of May 31, 2011.

        This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Description of Notes," "Description of Other Indebtedness" and our audited consolidated financial statements and accompanying notes, included elsewhere in this prospectus.

As of May 31, 2011
(dollars in thousands)
Cash, restricted cash and cash equivalents	$21,898

Senior Secured Credit Facilities:
Revolving credit facility(1)	109,547
Term loan A	83,324
Term loan B	67,840
11% Senior Notes due 2018	250,000
Existing capital lease obligations	12,343
Land and equipment obligations	30,223

Total debt	553,277
Total deficit	(68,763)

Total capitalization	$484,514

(1)
As of May 31, 2011, the total commitment available to us under the revolving credit facility was $135.0 million, subject to a borrowing base test. On May 31, 2011, there were no letters of credit outstanding under the revolving credit facility and available capacity under the revolving credit facility was $25.5 million, subject to a borrowing base test.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table presents our selected historical consolidated financial data for the periods indicated. The following information should be read in conjunction with, and is qualified by reference to, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        The consolidated balance sheet data as of February 28, 2011 and 2010 and the related consolidated statements of operations data for each of our three fiscal years in the period ended February 28, 2011 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated balance sheet data as of February 28, 2009, February 29, 2008 and February 28, 2007 and the related consolidated statements of operations data for our fiscal years ended February 29, 2008 and February 28, 2007 have been derived from financial data not included in this prospectus. We acquired Stabler Companies Inc. on January 11, 2008, which we refer to as the Stabler acquisition. Accordingly our statement of operations for our fiscal year ended February 28, 2007 does not include operations for Stabler and our statement of operations for our fiscal year ended February 29, 2008 only includes two months of operations for Stabler. The consolidated statement of operations data for the three month periods ending May 31, 2010 and May 31, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

	Years Ended					Three Months Ended
	February 28, 2007	February 29, 2008	February 28, 2009	February 28, 2010	February 28, 2011	May 31, 2010	May 31, 2011
Consolidated Statement of Operations Data:
Revenue	$561,864	$592,156	$785,775	$737,118	$725,999	$166,070	$146,771

Operating costs and expenses:
Costs of revenue	449,421	491,917	620,145	580,612	578,611	138,785	123,119
Depreciation, depletion and amortization	17,543	21,824	42,279	43,742	45,917	10,487	11,345
Intangible asset impairment	—	—	44,873	—	—	—	—
Pension and profit sharing	8,359	9,249	8,895	9,690	8,907	2,159	1,715
Selling, administrative and general expenses	38,937	46,361	59,223	64,779	61,547	15,296 (1)	11,793 (1)

Total operating costs and expenses	514,260	569,351	775,415	698,823	694,982	166,727	147,972

Operating Profit	47,604	22,805	10,360	38,295	31,017	(657)	(1,201)

Other income (expense):
Interest income	437	1,041	667	593	318	50	4
Interest expense	(15,203)	(18,060)	(40,185) (2)	(29,536) (3)	(41,586) (4)	(7,003)	(11,600)

Total other expense	(14,766)	(17,019)	(39,518)	(28,943)	(41,268)	(6,953)	(11,596)

Income (loss) before income taxes	32,838	5,786	(29,158)	9,352	(10,251)	(7,610)	(12,797)

Income tax expense (benefit)	—	43,134 (5)	1,060	392	(4,478)	(2,238)	(8,235)

Net income (loss)	32,838	(37,348)	(30,218)	8,960	(5,773)	(5,372)	(4,562)

Noncontrolling interest in net (income) loss	(1,232)	(1,189)	(1,214)	(1,165)	(1,195)	(298)	(299)

Net income (loss) attributable to stockholders	$31,606	$(38,537)	$(31,432)	$7,795	$(6,968)	$(5,670)	$(4,861)

Other financial data:
Depreciation and cost depletion	17,543	21,824	41,639 (6)	43,102	45,277	10,327	11,185
Cash capital expenditures	22,863	24,021	28,263	24,331	31,777	(8,951)	(12,830)
Cash and cash equivalents, beginning of period	3,708	8,664	6,385	16,507	10,773	10,773	20,029
Ratio of earnings to fixed charges	2.6%	1.2%	—	1.3%	—	—	—
Deficiency of earnings to cover fixed charges	—	—	29,214	—	10,045	7,554	12,734

	Years Ended						Three Months Ended
	February 28, 2007	February 29, 2008		February 28, 2009	February 28, 2010	February 28, 2011	May 31, 2010	May 31, 2011
Balance Sheet Data:
Cash, restricted cash and cash equivalents	$8,664	$8,007		$18,219	$12,573	$21,916	$18,359	$21,898
Inventories	70,408	115,916		118,745	127,214	129,422	127,585	133,113
Property, plant, and equipment	210,891	402,884		408,590	390,530	382,965	391,203	383,576
Total assets	355,017	825,663	(7)	764,511	750,234	768,078	824,930	838,856
Long-term debt, including current portion	160,891	484,076		518,080	484,896	500,846	521,559	553,277
Total liabilities	195,372	717,296	(7)	688,904	665,788	690,907	746,271	766,665
Redeemable common stock	300,368	225,698		143,411	183,318	130,241	177,290	140,954
Total deficit	(140,723)	(117,331)		(67,804)	(98,872)	(53,070)	(98,631)	(68,763)

(1)
Selling, administrative and general expenses for the three months ended May 31, 2011 and May 31, 2010 includes $1.2 million and $0.2 million, respectively, of gain associated with the disposal of property and equipment.

(2)
The increase in interest expense during fiscal year 2009 was a result of approximately $325 million in additional borrowings related to the Stabler acquisition on January 11, 2008.

(3)
The decrease in interest expense from fiscal year 2009 to fiscal year 2010 was primarily the result of lower interest rates year over year.

(4)
The increase in interest expense during fiscal year 2011 was a result of an overall increase in borrowings and interest rates, primarily related to the issuance of our old notes in August 2010.

(5)
An income tax expense was the result of the Company terminating its S-Corporation status effective January 1, 2008 and recognition of associated deferred tax liabilities.

(6)
The increase in depreciation expense during fiscal year 2009 was a result of additional depreciation expense on $189.8 million of fixed assets obtained as a result of the Stabler acquisition.

(7)
The increase in assets and liabilities were the result of the Stabler acquisition on January 11, 2008. Total assets acquired were $471.6 million and total liabilities assumed were $146.6 million. The Company also incurred $325.0 million of additional debt as a result of the Stabler acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

        We are a leading privately held, vertically integrated construction materials supplier and heavy/highway construction contractor in Pennsylvania and western New York and a national traffic safety services and equipment provider. Founded in 1924, we are one of the top 15 construction aggregates producers and top 30 heavy contractors in the United States, according to industry surveys.

        We operate in three segments based upon the nature of our products and services: construction materials, heavy/highway construction and traffic safety services and equipment. Our construction materials operations are comprised of aggregate production (crushed stone and construction sand and gravel), hot mix asphalt production, ready mixed concrete production and the production of concrete products, including precast/prestressed structural concrete components and masonry blocks. Another of our core businesses, heavy/highway construction, includes heavy construction, blacktop paving and other site preparation services. Our heavy/highway construction operations are primarily supplied with construction materials from our construction materials operation. Our third core business, traffic safety services and equipment, consists primarily of sales and leasing of general and specialty traffic control and work zone safety equipment and devices to industrial construction end-users. Our core businesses operate primarily in Pennsylvania and western New York, except for our traffic safety services and equipment business, which maintains a national sales network for our traffic safety equipment and provides traffic maintenance and protection services primarily in the eastern United States.

        Our revenue is derived from multiple end-use markets, including highway construction and maintenance, residential and non-residential construction and energy production, including operators in the coal and natural gas industries. Because of the diversity of construction materials and services that we offer, we are able to meet a wide range of customer requirements on a local scale. A significant portion of our revenues, both through direct and indirect sales, are generated from PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway Authority and other agencies in the Commonwealth of Pennsylvania.

        The majority of our construction contracts are obtained through competitive bidding in response to advertisements and as a result of following the letting schedule provided by PennDOT. Our bidding activity is affected by such factors as the nature and volume of available jobs to bid, contract backlog, available personnel, current utilization of equipment and other resources, and competitive considerations. Bidding activity, contract backlog and revenue resulting from the award of new contracts may vary significantly from period to period.

        Our typical construction project begins with the preparation and submission of a bid to a customer. If selected as the successful bidder, we generally enter into a contract with the customer that provides for payment upon completion of specified work or units of work as identified in the contract. Our contracts frequently call for retention; a specified percentage withheld from each payment until the contract is completed and the work accepted by the customer.

        Demand for our products is primarily dependent on the overall health of the economy, and federal, state and local public funding levels. The primary end uses for our products include infrastructure projects such as highways, bridges, and other public institutions, as well as private residential and non-residential construction. A stagnant or declining economy will generally result in reduced demand for construction and construction materials in the private sector. This reduced demand increases competition for private sector projects and will ultimately also increase competition in the public sector as companies migrate from bidding on scarce private sector work to projects in the public sector. Greater competition can reduce our revenues and/or have a downward impact on our gross profit margins. In addition, a stagnant or declining economy tends to produce less tax revenue for public agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements. Some funding sources that have been specifically earmarked for infrastructure spending, such as diesel and gasoline taxes, are not as directly affected by a stagnant or declining economy, unless actual consumption is reduced. While some states and localities may seek to redirect funds related to diesel and gasoline taxes in an effort to balance their budgets, the Commonwealth of Pennsylvania currently does not allow for such activities. Funds earmarked for infrastructure purposes in the Commonwealth of Pennsylvania are constitutionally required to be used for that purpose.

        Market conditions remained challenging during fiscal year 2011. Our business continues to be impacted by the slow pace of economic recovery and the continued pressure on state budgets which has limited state spending on public highway construction projects. Similarly, while single family housing starts have shown signs of rebound from the lows of 2009, multi-family starts have remained weak. In addition, private non-residential construction is still experiencing a slow recovery. Competition remains strong as a result of the weak public and private sector demand, with residential and commercial contractors bidding aggressively on projects, which continues to affect our profitability. Our margins also remain under pressure as a result of high fuel and liquid asphalt costs. While we saw a small increase in our sales of construction materials, those were in large part due to favorable weather conditions and the timing of certain work. We expect that the challenges to our business environment will persist throughout the remainder of fiscal year 2012, which will continue to affect for some time our heavy/highway construction and traffic safety services and equipment businesses, which constitute a significant portion of our overall business. We expect that these conditions will continue to negatively impact our financial position, results of operations, cash flows and liquidity throughout the remainder of fiscal year 2012. To address these challenges, we are continuing our efforts to monitor and adjust our cost structure in our operating plants and reduce administrative and general spending. We also actively review our assets and properties on an ongoing basis for strategic disposals of lesser performing or non-core assets.

Seasonality and Cyclical Nature of Our Business

        Almost all of our products are produced and consumed outdoors. Our financial results for any quarter do not necessarily indicate the results expected for the year because seasonal changes and other weather-related conditions can affect the production and sales volumes of our products. Normally, the highest sales and earnings are in the second and third quarters and the lowest are in the first and fourth quarters. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending, especially in the private sector.

Components of Operating Results

Revenue

        We derive our revenues predominantly from the operations of our three core businesses: construction materials, heavy/highway construction and traffic safety services and equipment. Our construction materials business consists of aggregate production (crushed stone and construction sand and gravel), hot mix asphalt production, ready mixed concrete production and concrete products including precast/prestressed structural concrete components and masonry blocks. Our heavy/highway construction business primarily relates to heavy construction, blacktop paving and other site preparation services. Our traffic safety services and equipment business provides the rental, sale and manufacturing of work zone traffic control equipment, including flashing lights, barricades, plastic drums, arrow boards, construction signs, permanent highway advisory signs, crash attenuators and work area lighting.

        The following is a summary of how we recognize revenue in our core businesses:

  •
  Construction materials.  We generally recognize revenue on the sale of construction materials and concrete products, other than specialized concrete beams, when they are shipped and the customer takes title and assumes risk of loss. We account for the sale of specialized concrete beams under the units-of-production method. Under this method, the revenue is recognized as the units are produced under firm contracts.

  •
  Heavy/highway construction.  We record revenue on long-term highway construction contracts on the basis of the percentage-of-completion of individual contracts under the units-of-work performed method determined using engineering estimates. We record estimated losses on contracts when identified. As contracts extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which revisions become known.

  •
  Traffic safety services and equipment.  Our rental contract periods for our traffic safety equipment are daily, weekly or monthly and are recognized on a straight-line basis. We recognize revenues from the sale of rental equipment and new equipment at the time of delivery to, or pick-up by, the customer. We also recognize sales of contractor supplies at the time of delivery to, or pick-up by, the customer.

Operating Costs and Expenses

        The key components of our operating costs and expenses consist of the following:

  •
  Cost of revenue.  Cost of revenue consists of all production and delivery costs related to our revenue and primarily includes all labor, raw materials, subcontractor costs, equipment rental and maintenance and manufacturing overhead. Our cost of revenue is directly impacted by fluctuations in commodity prices. As a result, our operating profit margins can be significantly impacted by the underlying cost of raw materials. We attempt to limit our exposure to changes in commodity prices by entering into purchase commitments when appropriate. In addition, we have sales price escalators in place for most public contracts and we aggressively seek to obtain escalators on private and commercial contracts.

  •
  Depreciation, depletion, and amortization.  Our business is relatively capital-intensive. We carry property, plant and equipment at cost on our balance sheet and assets under capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the leased item. Provision for depreciation is generally computed over estimated service lives by the straight-line method.

        The range of depreciable lives by fixed asset category is as follows:

Land improvements	20 years
Buildings and improvements	8-40 years
Crushing, prestressing, and manufacturing plants	5-33 years
Contracting equipment	3-12.5 years
Trucks and autos	3-8 years
Office equipment	5-10 years

        Depletable limestone deposits are reduced by cost depletion estimated on the basis of recoverable quantities of each quarry.

        Amortization expense is the periodic expense related to our other intangible assets, which were primarily acquired as part of the Stabler acquisition.

  •
  Pension and profit sharing.  We participate in several multi-employer pension plans, which provide defined benefits to certain employees covered by labor union contracts. These amounts were determined by the union contracts and we do not administer or control the funds. We also maintain, for certain salaried and hourly employees, an investment plan under which eligible employees can invest various percentages of their earnings, matched by an employer contribution of up to 6.0%. We may make special voluntary contributions to all employees eligible to participate in the investment plan, regardless of whether they contributed during the year. Additionally, we have two defined benefit pension plans covering certain union employees of one of our divisions located in Buffalo, New York.

  •
  Selling, administrative and general expenses.  Selling, administrative and general expenses consist primarily of salaries and personnel costs for our sales and marketing, administration, finance and accounting, legal, information systems and human resources employees. Additional expenses include marketing programs, consulting and professional fees, travel, insurance and other corporate expenses.

Results of Operations

        The following table summarizes the operating results on a consolidated basis:

	Fiscal Years Ended			Three Months Ended
	February 28, 2011	February 28, 2010	February 28, 2009	May 31, 2011	May 31, 2010
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenue	$725,999	$737,118	$785,775	$146,771	$166,070

Operating costs and expenses:
Cost of revenues	578,611	580,612	620,145	123,119	138,785
Depreciation, depletion, and amortization	45,917	43,742	42,279	11,345	10,487
Intangible asset impairment	—	—	44,873	—	—
Pension and profit sharing	8,907	9,690	8,895	1,715	2,159
Selling, administrative and general expenses	61,547	64,779	59,223	11,793	15,296

Total operating costs and expenses	694,982	698,823	775,415	147,972	166,727

Operating profit (loss)	31,017	38,295	10,360	(1,201)	(657)

Other income (expense):
Interest income	318	593	667	4	50
Interest expense	(41,586)	(29,536)	(40,185)	(11,600)	(7,003)

Total other expense	(41,268)	(28,943)	(39,518)	(11,596)	(6,953)

Income (loss) before income taxes	(10,251)	9,352	(29,158)	(12,797)	(7,610)
Income tax expense (benefit)	(4,478)	392	1,060	(8,235)	(2,238)

Net income (loss)	(5,773)	8,960	(30,218)	(4,562)	(5,372)
Noncontrolling interest in net (income) loss	(1,195)	(1,165)	(1,214)	(299)	(298)

Net income (loss) attributable to stockholders	$(6,968)	$7,795	$(31,432)	$(4,861)	$(5,670)

        The tables below disclose revenue and operating profit data for our reportable segments on a gross basis. We include intersegment sales in our comparative analysis of revenue at the product line level and this presentation is consistent with the basis on which we review results of operations. Net sales and operating expenses exclude intersegment sales and delivery revenues and costs. We also operate ancillary port operations and certain rental operations, which are included in our other non-core business operations line items presented below. We include all non-allocated operating costs in the inter-segment eliminations line item presented below.

	Fiscal Years Ended			Three Months Ended
	February 28, 2011	February 28, 2010	February 28, 2009	May 31, 2011	May 31, 2010
	(dollars in thousands)
Revenue:
Construction materials	$512,743	$499,186	$559,174	$104,487	$108,913
Heavy/highway construction	337,620	349,856	338,885	52,811	69,211
Traffic safety services and equipment	78,181	81,102	83,085	21,961	22,411
Other non-core business operations	15,220	12,719	11,459	2,833	2,916

Segment totals	943,764	942,863	992,603	182,092	203,451
Inter-segment eliminations	(217,765)	(205,745)	(206,828)	(35,321)	(37,381)

Net Revenue	$725,999	$737,118	$785,775	$146,771	$166,070

        The following tables summarize the percentage of revenue and operating profit by our primary lines of business:

	Fiscal Years Ended			Three Months Ended
	February 28, 2011	February 28, 2010	February 28, 2009	May 31, 2011	May 31, 2010
Revenue:
Construction materials	54.3%	52.9%	56.3%	57.4%	53.5%
Heavy/highway construction	35.8%	37.1%	34.1%	29.0%	34.0%
Traffic safety services and equipment	8.3%	8.6%	8.4%	12.1%	11.0%
Other non-core business operations	1.6%	1.4%	1.2%	1.5%	1.5%

Gross revenue	100%	100%	100%	100.0%	100.0%

	Fiscal Years Ended			Three Months Ended
	February 28, 2011	February 28, 2010	February 28, 2009	May 31, 2011	May 31, 2010
	(dollars in thousands)
Operating Loss:
Construction materials	$36,108	$43,354	$31,351	$2,129	$1,759
Heavy/highway construction	6,454	3,845	16,496	(2,148)	1,290
Traffic safety services and equipment	3,377	3,670	3,858	227	1,550
Other non-core business operations	2,811	1,712	2,447	(201)	15

Segment totals	48,750	52,581	54,152	7	4,614
Corporate and unallocated	(17,733)	(14,286)	(43,792)	(1,208)	(5,271)

Operating Loss	$31,017	$38,295	$10,360	$(1,201)	$(657)

Three Months Ended May 31, 2011 Compared to Three Months Ended May 31, 2010

Revenue

        Revenue for our construction materials business decreased $4.4 million, or 4.0%, to $104.5 million for the three months ended May 31, 2011 compared to $108.9 million for the three months ended May 31, 2010. The decrease in revenue in our construction materials business was primarily attributable to the decrease in sales of hot mix asphalt and ready mixed concrete in the amount of $1.5 million and $2.4 million respectively. The decrease in the sale of hot mix asphalt is attributable to poor weather conditions that resulted in a decrease of 11.5% in tons shipped and consumed compared to the prior year. The decrease in the sale of ready mixed concrete is also attributable to poor weather conditions that resulted in a decrease of 18.3% in yards shipped and consumed compared to the prior year. The sale of these two construction materials is very sensitive to wet and cold weather. Hot mix asphalt can only be laid within an acceptable temperature and moisture level or adverse results such as an unsmooth road service may result. Similarly, ready mixed concrete may not be poured if there is too much moisture. Average price per ton shipped and consumed of hot mix asphalt and ready mixed concrete increased 7.7% and 3.0% respectively. Sales of aggregates increased $0.5 million, or 1.1% to $46.4 million for the three months ended May 31, 2011 compared to $45.9 million for the three months ended May 31, 2010. Sales volumes of aggregates increased 3.4% to 4.1 million tons shipped and consumed, while average price per ton shipped and consumed decreased 2.2% to $11.31 per ton. The increase in sales volumes can be attributed primarily to the large Thruway project outside of Buffalo, New York, and increased sales activity related to Marcellus Shale drilling in northeastern Pennsylvania. The New York Thruway project is in year two of three and accounts for approximately half of the increased aggregate sales volume activity. Due to the phase of construction of the Thruway, aggregates were delivered despite one of the wettest springs on record in the Buffalo, New York area. The remaining increase in sales volume is related to the supply of materials for the building of various roads, and other well site construction projects in northeastern Pennsylvania.

        Revenue for our heavy/highway construction business decreased $16.4 million, or 23.7%, to $52.8 million for the three months ended May 31, 2011 compared to $69.2 million for the three months ended May 31, 2010. The decrease was attributable to the overall decrease in highway and infrastructure spending at the federal, state and local level, which we anticipate to continue for the remainder of the fiscal year. The decrease is also attributable to the general timing of the completion of various jobs and change orders as compared to prior year.

        Revenue for our traffic safety services and equipment businesses decreased $0.4 million, or 1.8%, to $22.0 million for the three months ended May 31, 2011 compared to $22.4 million for the three months ended May 31, 2010. The decrease was primarily the result of continued uncertainty surrounding the timing and amount of federal highway programs, which is impacting state spending programs causing a reduction of new bids and increasing rental activity compared to equipment sales activity which tends to reduce overall sales volumes.

Cost of Revenue

        Cost of revenue decreased $15.7 million, or 11.3%, to $123.1 million for the three months ended May 31, 2011 compared to $138.8 million for the three months ended May 31, 2010. Cost of revenue as a percentage of revenue increased negligibly for the three months ended May 31, 2011 to 83.9% from 83.6% in the three months ended May 31, 2010. The overall decrease in cost of revenue is attributable to lower revenues in the current quarter. As a large portion of our expenses are variable in nature, a decreased amount of work also contributed to a $7.0, $4.0, and $2.8 million decrease in labor, equipment and repairs, and subcontractor expenses, respectively. Offsetting these costs decreases was an increase in fuel costs of approximately $1.1 million or 24% to $5.6 million for the three months ended May 31, 2011 compared to $4.5 million for the three months ended May 31, 2010.

Depreciation

        Depreciation increased $0.9 million, or 9.0%, to $10.9 million for the three months ended May 31, 2011 compared to $10.0 million for the three months ended May 31, 2010. Annual depreciation percentage rates vary from approximately 3% to 33% and the increase in depreciation expense is primarily related to new assets placed in service.

Cost Depletion

        Cost depletion increased $0.2 million to $0.5 million for the three months ended May 31, 2010 compared to $0.3 million for the three months ended May 31, 2010.

Amortization of Other Assets

        Amortization expense was consistent for the three months ended May 31, 2011 and 2010 at $0.2 million and represents the periodic expense related to our other intangible assets acquired as a result of the Stabler acquisition in fiscal year 2008.

Pension and Profit Sharing

        Pension and profit sharing expense decreased $0.5 million, or 22.7%, to $1.7 million for the three months ended May 31, 2011 compared to $2.2 million for the three months ended May 31, 2010. This decrease is primarily attributable to our reduced contributions to various pension and retirement investment plans during the three months ended May 31, 2011.

Selling, Administrative and General Expenses

        Selling, administrative and general expenses decreased $3.5 million, or 22.9%, to $11.8 million for the three months ended May 31, 2011 compared to $15.3 million for the three months ended May 31, 2010. Included in selling, administrative and general expenses is $1.2 million and $0.2 million as of May 31, 2011 and 2010, respectively, of gain associated with the disposal of property and equipment. Overall, salaries decreased $1.3 million or 15.7% to $7.0 million for the three months ended May 31, 2011 compared to $8.3 million for the three months ended May 31, 2010. This decrease is primarily attributable to headcount reductions at various operations that took place late in the prior fiscal years which accounted for approximately $0.3 million, as well as $1.0 million in one time bonuses paid to senior management. The reduction in headcount was the result of various measures we have taken to address our overall performance, such as closing one of our precast/prestress facilities and streamlining the traffic safety services and equipment management structure, and overall general attrition of management positions that we have not filled. We expect these savings will continue. The onetime payment to management was made based upon the performance of the Company. Additionally, insurance expense decreased $0.7 million or 28.0% to $1.8 million for the three months ended May 31, 2010 compared to $2.5 million for the three months ended May 31, 2010. The decrease in insurance expense is the result of improved claims experience and decreased activity as the result of decreased activity in our heavy/highway construction division through the three months ended March 31, 2011 as compared to March 31, 2010.

Operating Loss

        Operating profit for our construction materials business increased $0.3 million, or 16.7%, to $2.1 million for the three months ended May 31, 2011 compared to $1.8 million for the three months ended May 31, 2010. Operating profit as a percentage of construction materials revenue for the three months ended May 31, 2011 was 2.0% compared to 1.7% for the three months ended May 31, 2010. Sales volumes of aggregates increased 3.4% to 4.1 million tons shipped and consumed, while average price per ton shipped and consumed decreased 2.2% to $11.31 per ton. The overall increase in volumes contributed to increased operating profit of 2.0 million as compared to the prior quarter. This increase was offset primarily by lower operating profit in hot mix asphalt. The overall cost per unit produced for hot mix asphalt has increased due to an overall reduction in production levels with the same level of fixed costs as well as increased costs associated with liquid asphalt. The average cost per ton of hot mix asphalt shipped and consumed increased 13.8% to $53.90 on average per ton for the three months ended May 31, 2011 compared to $47.37 per ton for the three months ended May 31, 2010. Liquid asphalt costs increased $45.50, or 9.1%, per ton to $544.50 per ton on average for the quarter ended May 31, 2011 compared to $499.00 per ton on average for the quarter ended May 31, 2010.

        Operating profit for our heavy/highway construction business decreased $3.4 million, to a loss of $2.1 million for the three months ended May 31, 2011 compared to a profit of $1.3 million for the three months ended May 31, 2010. The decrease in profitability for the first quarter is the result of a decrease in the amount of work completed during the quarter due to poor weather conditions with a fixed amount of costs. The Company incurs certain fixed costs associated with start up each year and also has a certain amount of indirect and direct general and administrative costs that are allocated to the division. These costs are recoverable based upon a certain amount of activity that will be achieved during the remainder of the fiscal year. The profit recognized on completed work for the first quarter typically exceeds these costs, however due to the decrease in the amount of work completed for the quarter, overall profitability was decreased. We review on a monthly and quarterly basis the status of contracts in process to ensure any potential losses on these contracts are recognized on a timely basis as applicable. We are not aware of any additional losses that should be accrued on contracts through May 31, 2011.

        Operating profit for our traffic safety services and equipment businesses decreased $1.3 million to $0.2 million for the three months ended May 31, 2011 compared to $1.5 million for the three months ended May 31, 2010. Operating profit as a percentage of traffic safety services and equipment revenue for the three months ended May 31, 2011 was 0.9% compared to 6.7% for the three months ended May 31, 2010. The decrease in profitability is attributed primarily to a decline in the sale of traffic safety equipment which is being offset by an increase in traffic safety services.

Interest Expense, net

        Net interest expense increased $4.6 million or 65.7%, to $11.6 million for the three months ended May 31, 2011 compared to $7.0 million for the three months ended May 31, 2010. This increase is primarily due to the increase in the Company's net effective interest rate associated with the issuance of the old notes in August of 2010.

Income Tax Expense (Benefit)

        Income tax benefit increased $6.0 million to $8.2 million for the three months ended May 31, 2011 compared to $2.2 million for the three months ended May 31, 2010. The increase in tax benefit is a result of a decrease in the annual projected pre-tax book earnings for the Company for the current fiscal year as well as the impact of permanent differences, primarily percentage depletion, resulting in an increase to the Company's expected effective tax benefit for the year. The impact of our permanent differences can be significant when the operating results are declining. We estimate our annual tax rate based on projected taxable income for the full year and record a quarterly tax provision in accordance with the anticipated annual rate. As the year progresses, we refine our estimate of the year's taxable income as new information becomes available such as year-to-date financial results. This continual estimation process may result in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining the Company's effective interim tax rate and there may be significant swings on a quarterly basis due to the seasonal nature of the Company's business.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenue

        Revenue for our construction materials business increased $13.5 million, or 2.7%, to $512.7 million for fiscal year 2011 compared to $499.2 million for fiscal year 2010. The increase was primarily attributable to higher sales volumes and delivered prices for aggregates, higher sales volumes for ready mixed concrete and masonry products, and higher sales prices for hot mix asphalt. The increase in volumes of units sold of aggregates, ready mixed concrete and masonry products for fiscal year 2011 was based largely upon local market demands, as well as the slippage of work from late in the fiscal year 2010 into early in the fiscal year 2011 due to poor weather conditions during the winter months in 2010. These increases were partially offset by a decline in revenue in precast/prestressed structural concrete attributable to lower unit sales prices. The table below represents sales volumes and average prices of our primary products (units in thousands):

	2011			2010
	Construction materials
	Units	Price per unit	% Sales*	Units	Price per unit	% Sales*
Units Shipped and Consumed:
Stone, sand and gravel (tons)	17,401	$11.07	38%	16,625	$10.72	36%
Hot mix asphalt (tons)	4,026	$48.74	38%	4,169	$45.47	38%
Ready mixed concrete (cubic yards)	566	$112.12	12%	526	$112.31	12%
Precast/prestressed (tons)	56	$484.57	5%	51	$785.98	8%
Block (8" equivalents)	10,206	$1.75	4%	9,485	$1.85	3%

*
Remaining 3% of sales are from miscellaneous construction supplies.

        Revenue for our heavy/highway construction business decreased $12.3 million, or 3.5%, to $337.6 million for fiscal year 2011 compared to $349.9 million for fiscal year 2010. The decrease was attributable to the overall decrease in highway and infrastructure spending at the federal, state and local level, which we anticipate to continue into fiscal year 2012. The decrease was also attributable to the general timing of the completion of various jobs and change orders during fiscal year 2011 as compared to fiscal year 2010.

        Revenue for our traffic safety services and equipment businesses decreased $2.9 million, or 3.6%, to $78.2 million for fiscal year 2011 compared to $81.1 million for fiscal year 2010. The decrease was primarily the result of continued uncertainty surrounding the timing and amount of federal highway programs, which is impacting state spending programs causing a reduction of new bids and increasing rental activity compared to equipment sales activity which tends to reduce overall sales volumes.

Cost of Revenue

        Cost of revenue decreased $2.0 million, or 0.3%, to $578.6 million for fiscal year 2011 compared to $580.6 million for fiscal year 2010. Cost of revenue as a percentage of revenue increased for fiscal year 2011 to 79.7% from 78.8% in fiscal year 2010. Cost of revenue as a percentage of revenue increased due to the increased material costs such as liquid asphalt and fuel which increased 15.6% and 15.0% respectively, during fiscal year 2011 when compared to fiscal year 2010.

Depreciation, depletion and amortization

        Depreciation increased $2.1 million, or 5.1%, to $ 43.2 million for fiscal year 2011 compared to $41.1 million for fiscal year 2010. Annual depreciation percentage rates vary from approximately 3% to 33% and the increase in depreciation expense is primarily related to new assets placed in service.

        Cost depletion increased $0.1 million, or 5.0%, to $2.1 million in fiscal year 2011 compared to $2.0 million in fiscal year 2010.

        Amortization expense was consistent in fiscal year 2011 and 2010 at $0.6 million and represents the periodic expense related to our other intangible assets acquired as a result of the Stabler acquisition in fiscal year 2008.

Pension and Profit Sharing

        Pension and profit sharing expense decreased $0.8 million, or 8.2%, to $8.9 million during fiscal year 2011 compared to $9.7 million in fiscal year 2010. This decrease is primarily attributed to our decreased special voluntary contributions to various pension and retirement investment plans in fiscal year 2011.

Selling, Administrative, and General Expenses

        Selling, administrative and general expenses decreased $3.3 million, or 5.1%, to $61.5 million for fiscal year 2011 compared to $64.8 million for fiscal year 2010. This decrease was primarily the result of the following two factors: (i) a decline in certain expenses during the fiscal year 2011 as a result of our efforts to control administrative and general spending, and (ii) the HIRE Act that was signed into law by the United States Government which offered tax incentives for hiring and retaining qualified workers for which to date we have received approximately $2.2 million in incentives.

Operating Profit

        Operating profit for our construction materials business decreased $7.3 million, or 16.8%, to $36.1 million for fiscal year 2011 compared to $43.4 million for fiscal year 2010. Operating profit as a percentage of construction materials revenue for fiscal year 2011 was 7.0% compared to 8.7% for fiscal year 2010. This decrease was primarily due to lower operating profit for hot mix asphalt and precast/prestressed structural concrete. Selling prices for hot mix asphalt generally lag increasing liquid asphalt costs. Hot mix asphalt selling prices increased 7.2% as compared to the prior year while liquid asphalt costs increased 15.6% for the same period. Precast/prestressed structural concrete has experienced a change in sales mix from bridge and other larger beams to commercial and smaller beams which carry a lower margin in general and for which there is greater competition in the market. We are continuing to monitor and adjust our cost structure in our operating plants in response to weaker demand generally in the markets in which we operate.

        Operating profit for our heavy/highway construction business increased $2.7 million to $6.5 million for fiscal year 2011 compared to $3.8 million for fiscal year 2010. Operating profit as a percentage of heavy/highway construction revenue for fiscal year 2011 was 1.9% compared to 1.1% for fiscal year 2010. The increase in profit is a result of positive weather conditions during the current fiscal year as well as the timing of the completion of various jobs and change orders as compared to prior year. Although profit is up slightly in fiscal year 2011 as compared to the prior fiscal year, heavy construction projects and blacktop lay down projects continue to see increased competition which has lead to more aggressive bids based on price. The extensive competition we are currently seeing is the result of a continual increased in the number of residential and commercial contractors bidding on public sector projects resulting in continuing low margins on projects as these contractors tend to bid at or below our historic bid levels. If we are unable to maintain our market share and continue to be aggressive in our bidding to maintain our market share, profitability may be negatively impacted in future periods.

        Operating profit for our traffic safety services and equipment businesses decreased $0.3 million, or 8.1%, to $3.4 million during fiscal year 2011 compared to $3.7 million during fiscal year 2010. Operating profit as a percentage of traffic safety services and equipment revenue for fiscal year 2011 was 4.3% compared to 4.6% for fiscal year 2010. This slight decrease in profitability is attributed primarily to a decline in traffic safety equipment which is being offset by an increase in traffic safety services.

Interest Expense

        Interest expense increased $12.1 million, or 41.0%, to $41.6 million for fiscal year 2011 compared to $29.5 million for fiscal year 2010. This increase is due to the expensing of previously deferred debt issuance costs of $2.9 million related to the second lien loan that was repaid from the proceeds of the old notes that the Company issued in August 2010 as well as increased interest expense associated with those notes and overall increased debt levels.

Income Tax Expense

        Income tax expense decreased $4.8 million to a benefit of $4.4 million for fiscal year 2011 compared to an income tax expense of $0.4 million for fiscal year 2010. The decrease in tax expense is a result of a decrease in annual pre-tax book earnings for fiscal year 2011. Additionally, we recorded a non-cash charge to establish a valuation allowance of $5.5 million against certain deferred tax assets primarily related to state net operating losses. In assessing whether a deferred tax asset may be realized, we consider, based on the weight of available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment is based upon our judgment of various future events, prior earnings history, expected future taxable income, carryback and carryforward periods, and permanent differences. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductable.

Fiscal Year 2010 Compared to Fiscal Year 2009

Revenue

        Revenues for our construction materials business declined $60.0 million, or 10.7%, to $499.2 million in fiscal year 2010 compared to $559.2 million in fiscal year 2009. This decrease was primarily the result of continuing weakness in demand for residential and non-residential construction in most of our markets. This resulted in decreased revenues of $24.9 million, $4.4 million, $6.5 million and $4.7 million in our aggregates, precast/prestressed structural concrete, masonry products and our ready mixed concrete businesses, respectively, in fiscal year 2010 related to declines in sales volumes of 12.3%, 9.8%, 27.0% and 7.4%, respectively. In addition, revenues in our hot mix asphalt business decreased $15.3 million as a result of a 15.2% decline in average sales price during fiscal year 2010, partially offset by a 9.0% increase in sales volume. These decreases were partially offset by increases in average sales price in our aggregates, ready mixed concrete and masonry products businesses during fiscal year 2010. The table below represents sales volume and average prices of our primary products (units in thousands):

	2010			2009
	Construction materials
	Units	Price per unit	% Sales*	Units	Price per unit	% Sales*
Units Shipped and Consumed:
Stone, sand and gravel (tons)	16,625	$10.72	36%	18,296	$11.17	37%
Hot mix asphalt (tons)	4,169	$45.47	38%	3,821	$53.60	37%
Ready mixed concrete (cubic yards)	526	$112.31	12%	605	$105.45	11%
Precast/prestressed (tons)	51	$785.98	8%	53	$832.62	8%
Block (8" equivalents)	9,485	$1.85	3%	13,333	$1.80	4%

*
Remaining 3% of sales are from miscellaneous construction supplies.

        Revenues for our heavy/highway construction business increased $11.0 million, or 3.2%, to $349.9 million in fiscal year 2010 compared to $338.9 million in fiscal year 2009. The increase was primarily the result of a $12.8 million, or 8.5%, increase in revenues in our heavy construction projects. Due to the mild weather at the end of calendar year 2008 and beginning of calendar year 2009, we were able to prepare work on certain jobs throughout the winter, resulting in an earlier start than usual in our first quarter of fiscal year 2010 and an overall increase in sales volume during fiscal year 2010. This increase was partially offset by a decrease revenues in our blacktop paving and maintenance due primarily to increased competition in the bidding process. With the decline in residential and non-residential construction, we have seen an increase in the number of contractors bidding on public sector projects.

        Revenues for our traffic safety services and equipment business declined $2.0 million, or 2.4%, to $81.1 million in fiscal year 2010 compared to $83.1 million in fiscal year 2009. This decrease was primarily the result of the reduced volume of public sector spending in the states within which we operate.

Cost of Revenue

        Cost of revenue sold declined $39.5 million, or 6.4%, to $580.6 million in fiscal year 2010 compared to $620.1 million in fiscal year 2009. This decrease was primarily related to our overall decrease in revenue in our primary lines of business. Cost of products sold as a percentage of revenue decreased slightly in fiscal year 2010 to 78.8% from 78.9% in fiscal year 2009.

Depreciation, depletion and amortization

        Depreciation increased $1.9 million, or 4.8%, to $41.1 million in fiscal year 2010 compared to $39.2 million in fiscal year 2009. The increase in depreciation expense in fiscal year 2010 was primarily the result of the timing of fixed asset purchases during fiscal year 2009.

        Cost depletion decreased $0.5 million, or 20.0%, to $2.0 million in fiscal year 2010 compared to $2.5 million in fiscal year 2009.

        Amortization expense was consistent in fiscal years 2010 and 2009 at $0.6 million and represents the periodic expense related to our other intangible assets acquired as a result of the Stabler acquisition in fiscal year 2008.

Intangible Asset Impairment

        During fiscal year 2009, we determined that both goodwill and trademarks were impaired for one of our reporting units, necessitating an impairment charge of $5.7 million related to trademarks and $39.1 million related to goodwill. These impairment losses were recognized in the consolidated statement of operations in fiscal year 2009. The impairments were primarily due to a decline in the fair value of the reporting unit we acquired in the Stabler acquisition resulting from lower sales and lower than expected cash flows for the reporting unit as a result of the overall decline in the economy.

Pension and Profit Sharing

        Pension and profit sharing expense increased $0.8 million, or 9.0%, to $9.7 million during fiscal year 2010 compared to $8.9 million in fiscal year 2009. This increase was primarily attributed to our increased contributions to various pension and retirement investment plans in fiscal year 2010.

Selling, Administrative and General Expenses

        Selling, administrative and general expenses increased $5.6 million, or 9.5%, to $64.8 million in fiscal year 2010 compared to $59.2 million in fiscal year 2009. This increase was primarily the result of an increase in the reserve in RSIC during fiscal year 2010 based upon actuarial analyses. In addition, we incurred professional fees of $1.8 million primarily related to transactional costs, planning and structuring costs and enterprise risk management reviews performed during fiscal year 2010. These increases were partially offset by decreases in certain expenses related to our efforts to control administrative and general spending.

Operating Profit

        Operating profit for our construction materials business increased $12.0 million, or 38.2%, to $43.4 million in fiscal year 2010 compared to $31.4 million in fiscal year 2009. Operating profit as a percentage of construction materials revenue for fiscal year 2010 was 8.7% compared to 5.6% for fiscal year 2009. This increase in operating profit and operating profit as a percentage of revenue was primarily attributable to a $13.9 million increase in operating profit in our hot mix asphalt business, principally due to a 21.8% per ton decline in the average cost per ton of asphaltic cement in fiscal year 2010. Prices increased moderately in our aggregates business, however the impact of that increase was offset by a 16.5% decline in sales volume. Operating margins improved moderately in our ready mixed concrete business. We monitored and adjusted our cost structure in our operating plants in response to weak demand generally in the markets in which we operate. For example, we have reduced operating hours to match the recently lowered demand for our products.

        Operating profit for our heavy/highway construction business decreased $12.7 million, or 77.0%, to $3.8 million in fiscal year 2010 compared to $16.5 million in fiscal year 2009. Operating profit as a percentage of heavy/highway construction revenue for fiscal year 2010 was 1.1% compared to 4.9% for fiscal year 2009. Heavy construction projects and blacktop projects are competitively bid and, as a result of increased competition requiring us to bid more aggressively on price, our operating margins are decreased during this period. The extensive competition was the result of an increased number of residential and commercial contractors bidding on public sector projects resulting in lower margins on projects as these contractors tend to bid at or below our historic bid levels.

        Operating profit for our traffic safety services and equipment business decreased $0.2 million, or 5.1%, to $3.7 million in fiscal year 2010 compared to $3.9 million in fiscal year 2009. Operating profit as a percentage of traffic safety services and equipment revenue for fiscal year 2010 was 4.6% compared to 4.7% for fiscal year 2009. This slight decrease in operating profit and operating profit as a percentage of revenue was primarily the result of a decline in both the projects available for bidding as well as our pricing due to a decrease in the demand for these products.

Interest Expense

        Interest expense decreased $10.7 million, or 26.6%, to $29.5 million in fiscal year 2010 compared to $40.2 million in fiscal year 2009. This decrease was primarily the result of reduced average debt outstanding and lower interest rates on our debt facilities.

Income Tax Expense

        Income tax expense for fiscal year 2010 was $0.4 million, compared to an expense of $0.5 million for the same period in 2009.

Liquidity and Capital Resources

        Our sources of liquidity include cash and cash equivalents, cash from operations and amounts available for borrowing under our credit facilities. As of May 31, 2011, we had $11.7 million in cash and cash equivalents and working capital of $200.8 million as compared to $20.0 million in cash and cash equivalents and working capital of $153.7 million as of February 28, 2011. Given the nature and seasonality of our business, we typically experience significant fluctuations in working capital needs and balances during our peak summer season; these amounts are converted to cash over the course of our normal operating cycle. Cash balances of $10.2 million and $1.9 million as of May 31, 2011 and February 28, 2011, respectively, were restricted in certain consolidated subsidiaries for bond sinking fund and insurance requirements, as well as collateral on outstanding letters of credit or rentals.

        As a result of the May 2011 amendment to the second amended and restated credit agreement, we expect to be in compliance with the financial covenant requirements set forth in our credit facilities for at least the next twelve months. Operating losses incurred during our most recent fiscal year as well as reductions in our cash flow generated by operations have resulted in an increase in interest expense due to higher debt levels along with an increase in overall interest rates, which were also impacted by the issuance of the old notes in August 2010. A shortfall in the actual trailing twelve month EBITDAR, as adjusted and defined in the second amended and restated credit agreement, of between approximately 4% and 6% during a particular quarter over the next fiscal year could cause us to fail to meet our financial covenants as defined in the second amended and restated credit agreement during the period. Similarly, we are projecting to be above the required fixed charge coverage ratios at amounts that vary between approximately 10.0% and 16.0% of the required levels set in the second amended and restated credit agreement.

        Our earnings and debt levels, and associated covenant compliance, may be impacted by, among other things, the volume and amount of federal, state and local publicly funded construction projects, the weather, which can materially affect our business and makes us subject to seasonality on a quarter to quarter basis, changes in product mix, commodity price changes and other factors inherent in the operation of our business. We are exploring a number of options which could enhance earnings or reduce total debt while not negatively impacting our ability to continue operating in our key markets. If we do not meet our projections and the actions described above are not sufficient to maintain our compliance with the financial covenants in our second amended and restated credit agreement, we would seek a waiver of the covenants or alternative financing. There can be no assurance that the new covenant requirements will be met or that we would be able to amend the second amended and restated credit agreement or obtain alternative financing to replace the second amended and restated credit agreement, which could result in a material adverse effect on our financial position, results of operations and cash flows. We believe we have sufficient financial resources, including cash and cash equivalents, cash from operations and amounts available for borrowing under our credit facilities, to fund our business and operations for at least the next twelve months, including capital expenditures and debt service obligations. However, in the past, we have failed to meet certain operating performance measures as well as the financial covenant requirements set forth under our credit facilities, which resulted in the need to obtain several amendments to these credit facilities. During the last quarter of the fiscal year our second amended and restated credit agreement requires us to maintain a balance under the revolving credit facility of no more than $85.0 million for 30 consecutive days. If we do not generate sufficient cash from operations or we are not able to obtain alternative sources of cash to pay down the balance to $85.0 million for 30 consecutive days, we would seek a waiver of this covenant. We cannot offer assurance that we would be able to amend the second amended and restated credit agreement or obtain alternative financing to replace the second amended and restated credit agreement, which could result in a material adverse effect on our financial position, results of operations and cash flows.

        As of June 30, 2011, the total borrowings under our revolving credit facility were approximately $122.9 million, with $12.1 million available. We anticipate that we will draw the full $135.0 million available under the revolver during the second fiscal quarter of 2012. During the quarter ended August 31, 2010, we borrowed an additional $5.0 million of unsecured loans on a short term basis to provide an additional cushion for our daily cash funding needs. We anticipate a similar short term borrowing may be necessary in the current fiscal year. The payment cycles of our customers lag up to 30 days from billing and can cause as much as a 60 day or more delay related to our ability to repay borrowings under the revolver. Accordingly, to ensure we have sufficient liquidity to cover this timing difference between borrowings and payments from customers, additional short term borrowings may be necessary. The second amended and restated credit agreement allows for us to obtain up to an additional $8.0 million of unsecured borrowings. However, on May 13, 2011, we redeemed $3.8 million, representing the entire outstanding principal amount of the Susquehanna County Industrial

Development Authority Tax-Exempt Adjustable Mode Industrial Development Revenue Bonds (Stabler Companies Inc. Project) Series of 2005, with the proceeds from a $4.0 million, three year unsecured loan from M&T Bank. To allow for additional short term borrowings as necessary to provide a cushion on the liquidity needs associated with our peak summer season, we amended the second amended and restated credit agreement to increase the total amount of allowable unsecured borrowings to $20.0 million. There is no guarantee that we will be able to successfully obtain the entire allowable $20.0 million available pursuant to this amendment.

Cash Flows

        The following table summarizes our net cash provided by or used by operating activities, investing activities and financing activities and our capital expenditures for fiscal years 2011, 2010 and 2009.

	Fiscal Years Ended			Three Months Ended
	February 28, 2011	February 28, 2010	February 28, 2009	May 31, 2011	May 31, 2010
	(dollars in thousands)
Net Cash Provided by (Used in)
Operating activities	$47,503	$58,078	$23,928	$(38,697)	$(17,973)
Investing activities	(31,549)	(24,374)	(26,145)	(19,926)	(8,847)
Financing activities	(6,698)	(39,438)	12,339	50,245	32,573
Cash paid for capital expenditures	(31,777)	(24,331)	(28,263)	(12,830)	(8,951)

Operating Activities

        Net cash used in operating activities increased $20.7 million, to $38.7 million in the three months ended May 31, 2011 compared to $18.0 million in the three months ended May 31, 2010. The cash used in operating activities increased primarily as the result of lower net income for the three months ended May 31, 2011, lower accounts payable balances, and increased inventory balances, which has been partially offset by a smaller change in accounts receivable as compared to the three months ended May 31, 2010. The changes in operating cash flows have been driven primarily as a result of a slower start in the construction season due to poor weather conditions. The slower start has contributed to a decrease in overall purchases affecting accounts payable and an increase in raw materials, primarily liquid asphalt.

        Net cash provided by operating activities decreased $10.6 million, to $47.5 million in fiscal year 2011 compared to $58.1 million in fiscal year 2010. The decrease in cash provided by operating activities was primarily the result of a net loss for fiscal year 2011 as compared to net income in fiscal year 2010.

        Net cash provided by operating activities increased $34.2 million, or 143.1%, to $58.1 million in fiscal year 2010 compared to $23.9 million in fiscal year 2009. The increase from fiscal year 2009 to fiscal year 2010 was primarily the result of the payment of $17.1 million of acquisition related liabilities in fiscal year 2009 related to the Stabler acquisition. Increases in other accruals principally accounted for the remaining increase in net cash provided by operating activities.

Investing Activities

        Net cash used in our investing activities increased $11.1 million to $19.9 million in the three months ended May 31, 2011 compared to $8.8 million in the three months ended May 31, 2010. Net cash used in investing activities in the three months ended May 31, 2011 included the commitment of $8.8 million of cash collateral related to our captive insurance arrangement.

        Net cash used in our investing activities increased $7.1 million to $31.5 million in fiscal year 2011 compared to $24.4 million in fiscal year 2010. Net cash used in investing activities for fiscal year 2011 included cash capital expenditures of $31.8 million, an increase of $7.5 million compared to cash capital expenditures of $24.3 million for fiscal year 2010. The increase in cash used related to capital expenditures was partially offset by $2.2 million of cash received for the sale of property, plant and equipment.

        Net cash used in our investing activities decreased $1.7 million, or 6.5%, to $24.4 million in fiscal year 2010 compared to $26.1 million in fiscal year 2009. Net cash used in investing activities in fiscal year 2010 included capital expenditures of $24.3 million. This was partially offset by the receipt of proceeds from the sale of certain property and equipment of $1.3 million. Net cash used in investing activities in fiscal year 2009 included capital expenditures of $28.3 million, partially offset by the receipt of proceeds from the sale of certain property and equipment of $2.4 million.

Financing Activities

        Net cash provided by financing activities increased $17.6 million to $50.2 million in the three months ended May 31, 2011 compared to $32.6 million in the three months ended May 31, 2010. Net cash provided by our financing activities in the three months ended May 31, 2011 included net borrowings of $56.4 million under our revolving credit facility, and other borrowings of $4.0 million, offset by $9.0 million of payments. The additional borrowings of $13.6 million, excluding the $4.0 million refinancing, compared to the prior year can primarily be attributed to increased purchases of plant, property and equipment and the timing and amount of interest payments. Capital expenditures increased approximately $3.8 million as compared to the prior year. The cash payment for interest related to the $250 million in notes was paid on March 1, 2011 as compared to quarterly payments for interest under the second amended and restated credit agreement.

        Net cash used in financing activities decreased $32.7 million to $6.7 million for fiscal year 2011 compared to $39.4 million in fiscal year 2010. Net cash used in our financing activities in fiscal year 2011 included $250.0 million of proceeds from the issuance of the notes and net repayments of $20.9 million under our revolving credit facility.

        From the proceeds of the notes, we repaid our second lien loan in full for $85.0 million, and repaid our term loan A, term loan B and revolving credit facility in amounts equal to $64.9 million, $50.1 million, and $43.5 million, respectively. We also paid debt issuance costs of approximately $8.3 million related to the issuance of the notes and $1.7 million related to loan amendments of the second amended and restated credit agreement.

        Net cash used in financing activities was $39.4 million in fiscal year 2010 compared to $12.3 million of net cash provided by financing activities in fiscal year 2009. Net cash used in our financing activities in fiscal year 2010 included net borrowings of $11.1 million under our revolving credit facility and the repayment of $57.2 million of outstanding indebtedness. Net cash provided by our financing activities in fiscal year 2009 included net borrowings of $32.5 million under our revolving credit facility and the repayment of $18.9 million of outstanding indebtedness.

Capital Expenditures

        Cash capital expenditures increased $3.8 million to $12.8 million in the three months ended May 31, 2011 compared to $9.0 million in the three months ended May 31, 2010. Capital spending related to existing manufacturing and other plant related equipment accounting for the majority of the increase. Additionally, we had approximately $0.8 million of capitalized software costs during the quarter. As a result of the amendment to our second amended and restated credit agreement on August 26, 2011, we are limited to $30.0 million in capital expenditures for the fiscal year. Total cash and noncash capital expenditures were $13.8 million and $10.8 million as of May 31, 2011 and 2010, respectively.

        Capital expenditures increased $14.3 million to $39.4 million in fiscal year 2011 compared to $25.1 million in fiscal year 2010. The increase is primarily attributable to the acquisition of land and buildings of $1.2 million, manufacturing plant enhancements of $4.8 million and approximately $3.9 million of various large equipment purchases. The remaining increase of $4.4 million was related to existing manufacturing and other plant related equipment. We expect that we will incur approximately $25.0 million in capital expenditures for fiscal year 2012, which we expect to fund through our cash and cash equivalents, cash from operations, outside financing and available borrowings under our credit facilities. Under our recently amended second amended and restated credit agreement, we have agreed to limit capital expenditures to no more than $30.0 million annually.

Our Indebtedness

Senior Notes Due 2018

        In August 2010, we sold $250.0 million aggregate principal amount of our old notes at par. The old notes bear interest at 11% per annum payable semi-annually in cash in arrears on March 1 and September 1 of each year. The old notes will mature on September 1, 2018. The old notes are guaranteed, on a joint and several basis, by all of our existing and future domestic subsidiaries, with the exception of certain subsidiaries. The exchange notes will be initially guaranteed, on a senior unsecured basis, by each of our subsidiaries that guarantee payment by us of any indebtedness under our senior secured credit facilities and the old notes. The old notes and guarantees thereof are, and the exchange notes and guarantees thereof will, rank (i) equally in right of payment with all of our and the guarantors' existing and future unsubordinated debt; (ii) senior in right of payment to all of our and the guarantors' existing and future subordinated debt; (iii) effectively junior in right of payment to the debt outstanding under our secured obligations, including under our senior secured credit facilities, to the extent of the value of the assets securing such debt, and effectively junior to the secured obligations of the guarantors, including their guarantees of the senior secured credit facilities, to the extent of the value of the guarantors' assets securing such obligations; and (iv) effectively junior to any debt of our non-guarantor subsidiaries.

        We used the net proceeds to repay our existing $85.0 million second lien loan in full and our other senior facilities in part. In connection with the issuance of the notes, we incurred approximately $8.3 million of costs, which were deferred and are being amortized on the effective interest method over the term of the notes.

        Because of our delay in filing this registration statement, pursuant to the terms of our registration rights agreement for the old notes, we incurred additional interest under the old notes of approximately $0.02 million to the date of filing of this registration statement.

First Lien Term Loans A & B and First Lien Revolving Credit Facility

        We currently have in place a second amended and restated credit agreement providing for first lien term loans and a first lien revolving credit facility. Our revolving credit facility provides financing up to $135.0 million. Indebtedness under our first lien credit facilities is guaranteed by certain of our subsidiaries and secured by first priority liens on substantially all of our assets, including appraised real estate, mineral rights, and fixed assets.

        As of May 31, 2011, the aggregate outstanding principal balance of our first lien term loan A ("term loan A") and first lien term loan B ("term loan B") and first lien revolving credit facility ("revolving credit facility") was $260.7 million. The balance of term loan A and term loan B was $83.3 million and $67.8 million respectively, and borrowings under our revolving credit facility were $109.5 million with an additional $25.5 million available as of May 31, 2011. Availability under our revolving credit facility is restricted to a borrowing base equal to the sum of 85.0% of eligible accounts receivable excluding those over 120 days and 60.0% of eligible inventory. The amount available under this calculation changes in line with the seasonality of our business. The maximum borrowing base at May 31, 2011 was $174.4 million. The borrowing base peaks around August each year with a low point at the end of the beginning of the first quarter. The revolving credit facility terminates on January 11, 2013 and each of our first lien term loans matures on January 10, 2014.

        The interest rates for term loan A and term loan B borrowings as well as for loans made under the revolving credit facility are calculated in accordance with the terms of the second amended and restated credit agreement and vary from time to time based on selections made as a result of changes in underlying reference interest rates. The interest rate options for loans under the revolving credit facility, term loan A and term loan B depend on our total leverage ratio. Our weighted average interest rate for the term loan A, term loan B and revolving credit facility was 4.6% and 4.7% as of May 31, 2011 and February 28, 2010, respectively.

        Our term loan A will amortize in quarterly installments in an amount approximately equal to $1.75 million per quarter during fiscal year 2012, $2.0 million per quarter during fiscal year 2013, and $2.5 million per quarter for the first three fiscal quarters of fiscal year 2014. Our term loan B will amortize in quarterly installments in an amount approximately equal to $0.2 million per quarter through the fiscal quarter ended November 30, 2013.

        Certain of our direct and indirect subsidiaries, guarantee all of our obligations under the senior secured credit facilities. Our obligations and the obligations of the guarantors under the senior secured credit facilities are secured by substantially all of our assets and those of our subsidiary guarantors.

        Our second amended and restated credit agreement includes covenants that restrict various aspects of our business and operations, including our ability to make capital expenditures, incur operating lease expense, incur additional indebtedness, incur liens, make loans, investments or acquisitions, make distributions on our capital stock or payments on subordinated indebtedness, enter into mergers or dispose of assets, or enter into a transaction which would constitute a change in control.

        Under our second amended and restated credit agreement, we are required to meet certain financial covenants, including maintaining certain leverage and coverage ratios, minimum net worth requirements and capital expenditure and lease payment limitations. The second amended and restated credit agreement also includes subjective acceleration clauses which allow the lenders to declare amounts outstanding under the financing arrangements due and payable if a Material Adverse Change, as defined in our second amended and restated credit agreement, occurs.

        On May 18, 2011, we amended the second amended and restated credit agreement to change the way that the fixed charge coverage ratio is calculated and to provide greater cushion under our financial covenants. Under this amendment, we effectively reduced our fixed charge coverage ratio covenant to at least 1.05 to 1 through August 31, 2012 and 1.10 to 1 thereafter. We rendered it easier to satisfy our total leverage covenant (as described below) by increasing the relevant ratios to no more than 5.50 to 1.00 through May 31, 2011, 5.90 to 1.00 through August 31, 2011, 5.60 to 1.00 through May 31, 2012 and 5.50 to 1.00 thereafter. Under this amendment we also agreed to limit capital expenditures to a maximum of $25.0 million per year. Our total leverage ratio for any relevant period is defined as the ratio of "Average Indebtedness" for that period to "EBITDAR" for that period. "Average Indebtedness" for any period means, (a) with respect to revolving loans, (i) the average daily outstanding principal amount of our revolving loans during such period less (ii) if such period ends within twelve months of August 18, 2010, $43,500,000 and, (b) with respect to all other indebtedness, the outstanding principal amount of such indebtedness (or the equivalent amount for lease obligations)

at the end of such period. "EBITDAR" for any period means net income (as defined in the second amended and restated credit agreement) plus the sum of the following (to the extent deducted in the computation of such net income and without duplication): (a) depreciation expense and cost depletion; (b) amortization expense; (c) interest expense; (d) the sum (without duplication) of all taxes payable by us and our subsidiaries and restricted payments permitted in respect of taxes to our shareholders (but, if there is a net tax benefit, such tax benefit shall be deducted from net income in calculating EBITDAR); and (e) all expenses relating to synthetic leases and operating leases. In addition to these primary categories, there are other miscellaneous additions to EBITDAR, such as certain non-recurring and other operating expenses. This calculation is defined and calculated in accordance with the second amended and restated credit agreement. As of February 28, 2011 and May 31, 2011, we complied with all of our covenant requirements of the second amended and restated credit agreement as amended through each applicable date.

        On July 18, 2011, we amended our second amended and rested credit agreement to increase the allowable amount of unsecured loans from $8.0 million to $20.0 million.

        On August 26, 2011, we entered into the eleventh amendment to our second amended and restated credit agreement. The eleventh amendment allows for additional secured borrowings under a new secured credit facility of up to $20.0 million, increased the leverage covenant from 5.60 to 1.00 to 5.90 to 1.00 through maturity, increased the amount of annual capital expenditures from $25.0 million to $30.0 million and increased the aggregate principal amount of outstanding revolving credit borrowings allowable during the clean down period from $75.0 million to $85.0 million. On the same date, we entered into a new $20.0 million credit facility which matures on March 1, 2012, and bears an interest rate of LIBOR plus a 5.0% margin. Additionally, in conjunction with the $20.0 million borrowing, certain properties not previously encumbered were used as collateral.

        We believe that, as amended, our credit facility now gives us sufficient covenant flexibility for at least the upcoming twelve months. In connection with such amendments, we agreed to increased restrictions on our ability to make acquisitions, capital expenditures and dividends or other distributions.

        If our performance does not result in compliance with any of the financial covenants, or if the lenders seek to exercise their rights under the subjective acceleration clause, we would seek to modify our financing arrangements. However, there can be no assurance that the lenders would not exercise their rights and remedies under the second amended and restated credit agreement, including accelerating payment of all outstanding debt.

Land and Equipment Obligations

        We have various notes and mortgages resulting from the purchase of land and equipment. On May 13, 2011, we redeemed $3.8 million representing all of the outstanding principal amount of the Susquehanna County Industrial Development Authority Tax-Exempt Adjustable Mode Industrial Development Revenue Bonds (Stabler Companies Inc. Project) Series of 2005. As of May 31, 2011, these notes and mortgages included: $7.4 million debt financing under industrial development authority bonds with counties in Pennsylvania, $3.8 million outstanding on a three year equipment loan provided by Citizens Bank and other loans with an aggregate outstanding balance of $19.0 million.

        The original issuance of bonds totaled $25.3 million with dates of maturity through May 2022. We maintain irrevocable, transferable letters of credit equal to the approximate carrying value of each bond. Each series of bonds bears interest at a variable rate, subject to conversion to a fixed rate at our option. Each series of industrial development bonds bears interest at a variable rate, subject to conversion to a fixed rate at our option. The effective interest rate on these bonds ranged from ranged from 0.41% to 0.48% as of May 31, 2011. We are subject to annual principal maturities each year which are funded on either a quarterly or monthly basis, depending upon the terms of the original agreement. Our plant and equipment provide collateral under these borrowings and for the letters of credit. The loan agreements, letter of credit agreements and other bond documents contain representations, warranties, indemnifications and other covenants.

        The original amount of the loan from Citizens bank was for $8.5 million and the purpose of the borrowing was to fund the acquisition cost of certain equipment, which serves as collateral under the agreement. The Citizens Bank loan is subject to covenants similar to those contained in our second amended and restated credit agreement. We were in compliance with all our covenant requirements under such loan as of May 31, 2011. The effective interest rate for the Citizens Bank loan is approximately 4.5% for fiscal year 2012. The land and equipment acquired using these proceeds serves to collateralize this borrowing.

        We have various other loans secured by mortgages on real property or certain specified equipment. All loans provide for at least annual payments, which include interest up to 10.0% per annum. Generally, all loans are secured by the land and equipment acquired with the proceeds of such financing.

Capital Leases

        We have various arrangements for the lease of machinery and equipment which qualify as capital leases. These arrangements typically provide for monthly payments, some of which include residual value guarantees if we were to terminate the arrangement during certain specified periods of time for each underlying asset under lease. Our capital lease obligation as of May 31, 2011 was $12.3 million.

Debt and Contractual Obligations

        The following table presents, as of February 28, 2011, our obligations and commitments to make future payments under contracts and contingent commitments:

	Payments Due by Period
	Total	2012	2013 - 2014	2015 - 2016	There- after
	(in thousands)
Contractual Obligations
11% Senior Notes due 2018	$250,000	$—	$—	$—	$250,000
Senior Secured Credit Facilities:
Revolving credit facility	53,177	—	53,177	—	—
Term loan A	85,075	7,006	78,069	—	—
Term loan B	68,015	701	67,314	—	—
Land and equipment obligations	32,003	8,118	8,378	3,889	11,618
Obligations under capital leases	12,576	4,635	6,725	1,216	—
Interest payments(1)	241,629	41,662	73,474	56,079	70,414
Operating leases	11,903	3,002	5,175	2,645	1,081
Pensions(2)	5,455	498	1,030	1,100	2,827
Purchase commitments(3)	2,419	1,037	867	515	—

Total contractual obligations	$762,252	$66,659	$294,209	$65,444	$335,940

(1)
Future interest payments were calculated using the applicable fixed and floating rates charged by our lenders in effect as of February 28, 2011 and may differ from actual results.

(2)
Amounts represent estimated future benefit payments related to our defined benefit plans.

(3)
We have a number of forward contracts for the purchase of fuels and other commodities which contain commitments or obligations as of February 28, 2011. The future payments under these contracts are included here.

Commitments and Contingencies

        In the normal course of business, we have commitments, lawsuits, claims, and contingent liabilities. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position or liquidity.

        We maintain a self-insurance program for workers' compensation (Pennsylvania employees) coverage, which is administered by a third party management company. Our self-insurance retention is limited to $1.0 million per occurrence with the excess covered by workers' compensation excess liability insurance. We are required to maintain a $7.0 million surety bond with the Commonwealth of Pennsylvania. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. We also maintain four self-insurance programs for health coverage with losses limited to $0.3 million per employee. We are required to provide a letter of credit in the amount of $0.9 million to guarantee payment of the portion of our liability coverage.

        We also maintain a captive insurance company, RSIC, for workers' compensation (non-Pennsylvania employees), general liability, auto and property coverage. RSIC entered into a Collateral Trust Agreement with an insurer to eliminate a letter of credit that was required to be maintained to cover the deductible portion of its liability coverages. The total amount of collateral provided in the arrangement was $8.8 million and is recorded on the consolidated balance sheet as part of restricted cash as of May 31, 2011. Reserves for retained losses within this captive, which are recorded in accrued liabilities in the accompanying consolidated balance sheet, were $7.2 million as of May 31, 2011. Exposures for periods prior to the inception of the captive are covered by pre-existing insurance policies.

Off Balance Sheet Arrangements

        As of May 31, 2011, we had no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have or are reasonably likely to have a current or future material effect on our results of operations, financial position, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

        We have exposure to financial market risks, including changes in commodity prices, interest rates and other relevant market prices.

Commodity Price Risk

        We are subject to commodity price risk with respect to price changes in energy, including fossil fuels and electricity for concrete production, natural gas for hot mix asphalt production and diesel fuel for distribution and production related vehicles. We attempt to limit our exposure to changes in commodity prices by putting sales price escalators in place for most public contracts, and we aggressively seek to obtain escalators on private and commercial contracts.

Interest Rate Risk

        We are subject to interest rate risk in connection with borrowings under our senior secured credit facilities and other variable rate debt. As of May 31, 2011, we have $151.2 million indebtedness outstanding under the term loan A and term loan B, and up to $135.0 million of potential borrowings ($109.5 million outstanding as of May 31, 2011) under our second amended and restated credit agreement, in each case subject to variable interest rates. Each change of 0.125% in interest rates would result in an approximate $0.7 million change in our annual interest expense in total on our borrowings under our term loan A, term loan B and our revolving credit facility (assuming the entire $135.0 million was outstanding under our revolving credit facility). Any debt we incur in the future could also bear interest at floating rates. Additionally, if we fail to file a registration statement within the time provided by the indenture of the notes the interest rate on the notes will pay up to an additional 1.0% per annum until such registration is completed or the notes are redeemed. The 1.0% increase in interest rate on the $250.0 million notes would result in an increased interest expense of $2.5 million annually.

Inflation Risk

        Overall inflation rates in recent years have not been a significant factor in our revenue or earnings due to our ability to recover increasing costs by obtaining higher prices for our products through sale price escalators in place for most public sector contracts. Inflation risk varies with the level of activity in the construction industry, the number, size and strength of competitors and the availability of products to supply a local market.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

        On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, inventories, product warranties, taxes, and goodwill and intangible assets. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For a detailed discussion of significant accounting policies that may involve a higher degree of judgment or complexity, refer to "Summary of Significant Accounting Policies" as reported in our notes to our financial statements for the fiscal year ended February 28, 2011 and unaudited quarterly financial statements for the period ended May 31, 2011 filed herewith. There have been no changes in our critical accounting policies and estimates from our February 28, 2011 financial statements and May 31, 2011 financial statements.

Revenue Recognition

        We record revenue on long-term highway construction contracts on the basis of the percentage-of-completion of individual contracts under the units-of-work performed method determined using engineering estimates. Provisions for estimated losses on contracts are recorded when identified. As contracts extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which revisions become known.

        Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenue recognized to date on the percentage-of-completion method over billings to date. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on the percentage-of-completion method. Such amounts as of May 31, 2011 were not significant and are included in accounts receivable and accrued liabilities on the consolidated balance sheet at that date.

        We account for custom built concrete products under the units-of-production method. Under this method, the revenue is recognized as the units are produced under firm contracts. The initial costs incurred for agreements with no production and the cost of raw materials for uncompleted units are reported in inventory.

        We recognize revenue on the sale of construction materials and concrete products, other than custom built concrete products, after they are shipped and the customer takes title and assumes risk of loss.

        Our rental contract periods are daily, weekly or monthly and are recognized on a straight-line basis. Revenues from the sale of rental equipment and new equipment are recognized at the time of delivery to, or pick-up by, the customer. Sales of contractor supplies are also recognized at the time of delivery to, or pick-up by, the customer.

        Our other revenue consists of sales of miscellaneous materials, scrap, and other products that do not fall into our other primary lines of business. We generally recognize revenue when the risk of ownership passes to the customer, the price is fixed or determinable and collection is reasonably assured.

Goodwill and Goodwill Impairment

        Goodwill is tested for impairment on an annual basis or more frequently whenever events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test for goodwill is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value. If the fair value of the reporting unit is less than its carrying value, an indication of impairment exists and the reporting unit must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

        The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the measurement date. We use significant judgment in determining the most appropriate method to estimate the fair values of each of our reporting units. We estimate the fair values of the reporting units by considering the indicated fair values derived from both an income approach, which involves discounting estimated future cash flows, and a market approach, which involves the application of revenue and earnings multiples of comparable companies.

        We complete a discounted future cash flow model for each reporting unit based upon projected earnings before interest and taxes ("EBIT"). Under this approach, we calculate the fair value of each reporting unit based on the present value of estimated future cash flow. In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions in our discounted cash flow models include our estimate of future profitability, revenue growth rates, capital requirements, and the discount rate. The profitability estimates used were derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. Any changes in key assumptions or management judgment with respect to a reporting unit or its prospects, which may result from a change in market conditions, market trends, interest rates or other factors outside of our control, or significant underperformance relative to historical or projected future operating results, could result in a significantly different estimate of the fair value of our reporting units, which could result in an impairment charge in the future. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows and overall size of the individual reporting units. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable.

        We then supplement this analysis by also calculating a fair value of the reporting unit utilizing EBIT market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. If there is sufficient depth and availability of market comparables we will take a weighted average approach of the two methods in calculating the fair value of a reporting unit. The weighting of these methods is subjective and based upon our judgment and our historical approach to calculating the fair value of a reporting unit.

        Our annual goodwill impairment analysis takes place as of fiscal year-end and for 2011 did not result in any impairment loss. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. The hypothetical decrease would cause one reporting unit with approximately $5.8 million of goodwill to potentially be impaired. Accordingly, small changes in future earnings, interest rates, market trends and cash flows would likely lead to a goodwill impairment charge as the fair value of this reporting unit exceeds its carrying value by approximately 1%. The fair value of the remaining reporting units exceeded their carrying value by a substantial margin.

Claims Including Self-Insurance

        We are self-insured for workers' compensation and health coverage, subject to specific retention levels. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We established provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by the applicable accounting guidance, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we and our subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior fiscal years in determining the adequacy of the provision for income taxes. Interest accrued related to unrecognized tax benefits and income tax related penalties are both included as a component of the provision for taxes and adjust the income tax provision, the current tax liability and deferred taxes in the period of which the facts that give rise to a revision become known.

Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value of the asset group. During fiscal year 2011, fiscal year 2010, and fiscal year 2009, we determined no impairment charge was necessary.

Recently Issued Accounting Standards

        In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that in the reconciliation of level 3 inputs, the entity should report separately information on purchases, sales, issuances or settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregating, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and include conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Company's condensed consolidated financial statements.

        On December 17, 2010, the FASB issued ASU 2010-28, which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists (confirming this aspect of the consensus-for-exposure). If an entity concludes that it is more likely than not that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The Company is still considering the impact of this guidance on the consolidated financial statements; however the Company does not expect this guidance to have a material impact on the consolidated financial statements.

BUSINESS

Overview

        We are a leading privately held, vertically integrated construction materials supplier and heavy/highway construction contractor in Pennsylvania and western New York and a national traffic safety services and equipment provider. Founded in 1924, we are one of the top 15 construction aggregates producers and top 30 heavy contractors in the United States, according to industry surveys.

        We operate in three segments based upon the nature of our products and services: construction materials, heavy/highway construction and traffic safety services and equipment. Our construction materials operations are comprised of: aggregate production, including crushed stone and construction sand and gravel; hot mix asphalt production; ready mixed concrete production; and the production of concrete products, including precast/prestressed structural concrete components and masonry blocks. Another of our core businesses, heavy/highway construction, includes heavy construction, blacktop paving and other site preparation services. Our heavy/highway construction operations are primarily supplied with construction materials from our construction materials operation. Our third core business, traffic safety services and equipment, consists primarily of sales and leasing of general and specialty traffic control and work zone safety equipment and devices to industrial construction end-users.

        Our core businesses operate primarily in Pennsylvania and western New York, except for our traffic safety services and equipment business, which maintains a national sales network for our traffic safety equipment and provides traffic maintenance and protection services primarily in the eastern United States.

        Our revenue is derived from multiple end-use markets, including highway construction and maintenance, residential and non-residential construction and energy production, including the coal and natural gas industries. We believe we are the only heavy/highway contractor in Pennsylvania with the diversity of construction materials and services that we offer. As a result, we are able to meet a wide range of customer requirements on a local scale. A significant portion of our revenues, both through direct and indirect sales, are generated from PennDOT, the Pennsylvania Turnpike Commission, the New York State Thruway Authority and other agencies in the Commonwealth of Pennsylvania.

        Through four generations of family management, we have grown both organically and by acquisitions and now operate 53 quarries and sand deposits, 32 hot mix asphalt plants, 20 fixed and portable ready mixed concrete plants, four concrete products production plants, three lime distribution centers and seven construction supply centers. Our traffic safety services and equipment business operates five manufacturing facilities and has sales facilities throughout the continental United States. We believe our extensive operating history and industry expertise, combined with strategically located operations and substantial aggregate reserves throughout Pennsylvania and western New York, enable us to be a low-cost supplier, as well as an operator with an established execution track record.

Our Markets

        Our vertically integrated construction materials and heavy/highway construction businesses operate in competitive regional markets. Many of our contracts are awarded based on a "sealed bid" process, which dictates that the lowest price bidder must be chosen. This dynamic forces us to compete against major, national suppliers and smaller, local operators. We believe that our extensive operational footprint and local market knowledge allow us to bid effectively on jobs, to obtain a unique understanding of our customers' evolving needs and, most critically, to maintain favorable positions in the markets for our products and services, enabling us to submit lower price bids while maintaining our profitability.

        We maintain strategically located construction materials operations across Pennsylvania and western New York. We also provide heavy/highway construction services, primarily in Pennsylvania and, to a lesser degree, into Maryland, West Virginia and Virginia. We operate traffic safety equipment manufacturing facilities and sell these products across the United States and we provide maintenance and traffic protection services primarily in the eastern United States.

  Pennsylvania and Western New York

        We operate primarily throughout Pennsylvania and western New York. The geography and natural resources of this area contribute to this region being one of the largest consumers of construction aggregates in the United States.

        Pennsylvania, which was the third largest producer of aggregates and the second largest producer of crushed stone in the United States as of the fourth quarter of 2010, is located between the major consumer markets of the eastern United States and the large agricultural and industrial regions of the midwestern United States, with an extensive and heavily utilized interstate system connecting the two. In addition, the state has a widely dispersed and dense rural population that requires approximately 121,000 miles of paved roads throughout the state that must be maintained on a regular basis. A high percentage of the state's roads are built in frost susceptible areas which, when subject to the typical freeze-thaw cycles of Pennsylvania's climate, create excess pavement stresses, deformation and surface degradation, all requiring road maintenance.

        The Appalachian ridge, located in the central part of the state and close to many of our facilities, contains expansive coal strip mining production and Marcellus Shale's gas well drilling and pipeline expansion, all of which require extensive road networks, and related road maintenance, that provide an additional market for our construction materials and heavy/highway construction. This same area has been the site of recent wind farm expansion. The construction of wind farms and the associated power generation facilities consume substantial amounts of aggregates and ready mixed concrete.

        The geography and natural resources of Pennsylvania, western New York and the surrounding states provide a robust market for our product offerings. Geographically, the locations of our quarries allow us to reach a large market area in Pennsylvania and the western part of New York. Our highway construction division can perform work throughout Pennsylvania and is able to respond to this market with aggregates, concrete, blacktop paving and highway construction services. Furthermore, our geographically diverse facilities are situated to maximize the consumption trends in this region. The higher growth areas of eastern Pennsylvania have slowed during the recession. Conversely, our western and central Pennsylvania and New York locations are focused on the less cyclical core highway maintenance and heavy/highway construction, as well as the more stable residential and agricultural needs in these areas.

  Public Sector

        Public sector construction includes spending by federal, state and local governments for highways, bridges and airports, as well as other infrastructure construction for sewer and waste disposal systems, water supply systems, dams, reservoirs and other public construction projects. Generally, public sector construction spending is more stable than private sector construction. Public sector spending is less sensitive to interest rates and often is supported by multi-year legislation and programs. A significant portion of our revenue is from public highway construction projects. As a result, the funding for public highway construction significantly impacts our market.

        The level of state spending on infrastructure varies across the United States and depends on the needs and economies of individual states. However, a large part of any state's public expenditure on transportation infrastructure is a factor of the amount of federal funds it receives for such purposes. During its fiscal year ended June 30, 2010, PennDOT spent approximately $6.5 billion on transportation projects and administration, which includes its federal funds allocation. For its fiscal year ended June 30, 2011, PennDOT has $6.5 billion available to spend on transportation projects and administration and has proposed a budget of $6.3 billion for the next fiscal year. In addition, the Pennsylvania Turnpike Commission, the roads of which are located near many of our facilities, receives toll revenue less susceptible to variations in state funding which it utilizes for its maintenance and construction operations. In its fiscal year 2011, the Pennsylvania Turnpike Commission budgeted approximately $420.0 million for construction and maintenance. The New York Thruway, also in our market area, is a toll road with dedicated funding outside of the New York Department of Transportation.

  Private Sector

        This market includes both non-residential and residential construction and is more cyclical than public construction.

        Private non-residential construction includes a wide array of project types. Overall demand in private non-residential construction is generally driven by job growth, vacancy rates, private infrastructure needs and demographic trends. The growth of the private workforce creates a demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as hospitals, schools and entertainment facilities. Large industrial projects, such as a new manufacturing facility, can increase the need for other manufacturing plants to supply parts and assemblies, as well as the need for additional residential construction. Construction activity in this end-market is influenced by the ability to finance a project and the cost of such financing.

        The majority of residential construction is for single-family houses with the remainder consisting of multi-family construction (i.e., two family houses, apartment buildings and condominiums). Public housing comprises a small portion of housing demand. Construction activity in this end-market is influenced by the cost and availability of mortgage financing. Demand for our products generally occurs early in the infrastructure phase of subdivision development and residential construction, and later as part of driveways or parking lots.

        United States housing starts peaked in 2005 at just over 2.0 million units. During 2007, 2008 and 2009, single family housing starts declined approximately 29%, 41% and 29%, respectively, but have increased approximately 6% in 2010, according to the National Association of Homebuilders. The housing starts in the Pennsylvania market in which we operate had a similar decline and rebound. Multi-family starts have remained weak. According to HUD, in March 2011, privately-owned housing starts were approximately 13.4% below the March 2010 rate. HUD also disclosed that single-family housing starts in March were 7.7% above HUD's revised February estimate. We believe lower home prices and attractive mortgage interest rates are positive factors that should continue to impact single-family housing construction in 2011 and beyond.

        Consistent with past cycles of private sector construction, private non-residential construction remained strong after residential construction peaked in 2005. However, in late 2007, contract awards for non-residential buildings in the United States peaked. By 2009, contract awards for non-residential construction had declined more than 60% from the prior year.

Our Competitive Strengths

        The following characteristics provide us with competitive advantages relative to others that operate in our markets. While our competitors may possess one or more of these strengths, we believe we are a leader in our markets because of our full complement of these attributes. Our strengths include:

  Leading Market Positions

        We are one of the top 15 construction aggregates producers and top 30 heavy contractors in the United States, according to industry surveys. These leading market positions are driven by our regionally focused operational footprint, which facilitates efficient, low-cost product delivery and responsiveness to customer demands, which are essential to maintaining existing customers and securing new business.

  Vertically Integrated Business Model

        We generate revenue across a spectrum of related products and services. We are able to mine our quarries to extract aggregates that we use to produce ready mixed concrete and hot mix asphalt materials, which may be utilized by our heavy/highway construction business to service end customers. Our vertically integrated business model enables us to operate as a single source provider of materials and construction capabilities, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. Our vertical integration model, combined with the breadth of our construction materials offerings, enhances our position as a construction materials supplier and as a bidder on complex multi-discipline construction projects. In instances where we may not win a local construction contract, for example, we may often serve as a subcontractor or significant supplier to the winning bidder, creating additional revenue opportunities.

  Favorable Market Fundamentals

        We work extensively for PennDOT and other governmental entities within Pennsylvania which are responsible for the state's roads and highways. Pennsylvania's diversified economy is heavily reliant on the state's approximately 121,000 miles of interstate, state and local roads, and approximately 55,000 bridges. Pennsylvania has the nation's sixth largest gross state product and the nation's fourth largest road network, which serves as a critical highway transportation route connecting midwestern manufacturing centers and the northeast corridor. The Pennsylvania State Transportation Advisory Committee, in its report dated May 2010, identified over $3.0 billion of annual unmet state and local highway and bridge funding needs in excess of currently available funding levels. Pennsylvania's bridges are the fourth oldest in the nation and the state ranked first in 2009 in the number of structurally deficient bridges. We believe our construction materials locations, understanding of various specifications, project management and skilled labor position us to take advantage of these favorable dynamics and enable us to provide competitive bids on most public sector projects in Pennsylvania.

  Substantial Reserve Life

        We estimate that we currently own or have under lease approximately 2.1 billion tons of proven and probable aggregate reserves, with an average estimated useful life of 113 years at current production levels. These reserves are located across our market area, creating a balanced distribution of reserves to serve customers across our markets. With our long operating experience and local knowledge, we believe we are highly qualified to efficiently identify and develop new quarry opportunities or quarries that become available for acquisition.

  High Barriers to Entry

        We benefit from barriers to entry that affect both potential new market entrants and existing competitors operating within or near our markets. The high weight-to-value ratio of aggregates and concrete products and the time in which hot mix asphalt and ready mixed concrete begin to set limit the efficient distribution range for these products to roughly a one-hour haul time. Our regionally focused operational footprint allows us to maintain lower transportation costs and compete effectively against large and small players in our local markets.

        Quarry and construction operations are inherently asset intensive and require significant investments in land, high-cost equipment and machinery, resulting in significant start-up costs for a new business. We own most of the equipment and machinery used at our facilities, creating an advantage over potential market entrants. The complex regulatory environment and time-consuming permitting process, especially for opening new quarries, add further start-up costs and uncertainty for new market entrants.

        Our regional focus and local knowledge, acquired through decades of operating experience, enhance our ability to bid effectively and win profitable contracts. We believe our experience allows us to distinguish ourselves from other competitors in this regard.

  Experienced and Dedicated Management Team

        Our senior management team includes certain third and fourth generation members of our founding family, the Detwiler family, who have spent a significant portion of their professional careers in the aggregate and heavy construction businesses and are complemented and supported by highly trained and experienced senior managers who came to us through various acquisitions and internal advancement. Our Chairman, Paul Detwiler, Jr., and our Vice Chairman and Chief Executive Officer, Donald Detwiler, have spent their entire careers working at NESL (53 and 46 years, respectively), with Paul's expertise centered on the operation of the plants and quarries and Donald's focused on the heavy/highway construction business. Two of Paul, Jr.'s sons, Paul Detwiler, III and Steven Detwiler, and Donald's son-in-law, James W. Van Buren, hold executive officer positions and serve on our Board of Directors and Executive Committee. Our President and Chief Financial Officer, Paul Detwiler, III, joined us in 1981. Our Executive Vice President and Chief Operating Officer, James W. Van Buren, joined us in 1991. Steven Detwiler joined us in 1990 and currently serves as Senior Vice President-Construction Materials. G. Dennis Wiseman joined us in 1984 and currently serves as our Chief Accounting Officer and Assistant Secretary. The senior management team is complemented and supported by a large number of talented, highly trained and experienced senior managers with an average of approximately 33 years of experience. Our senior management team makes joint decisions on all major operating issues including capital deployments, acquisitions and expansions. Other corporate responsibilities are divided among the senior management group to ensure adequate contingency planning and leadership across all of our business lines and divisions. We continue to focus on succession planning and focus on growing our company management from our internal ranks. Accordingly, we believe our management team has served and will continue to serve a critical role in our growth and profitability. Management remains dedicated to continuing to develop our operations and executing our business strategy as we continue to grow the business. We have management and leadership training programs in place and have trained hundreds of employees over the years so that we are not dependent on the outside market place to fill open positions. Members of the Detwiler family, who control all of the voting equity of NESL, have demonstrated a commitment to continued reinvestment in NESL. With the exception of certain tax-related dividends, we have not issued a dividend to any of our equity holders in 10 years.

Our Business Strategy

        We are focused on growing our sales, profitability and cash flow and strengthening our balance sheet by capitalizing on our competitive strengths, reinvesting in our core businesses and pursuing selective acquisitions in contiguous markets. Key elements of our business strategy include:

  Leverage Our Vertically Integrated Business Model

        We generate revenue across a spectrum of related products and services, many of which comprise a vertically integrated business that provides both raw materials and construction services. By maintaining production and cost control over this vertically integrated supply chain, we believe we are better able to serve our customers and be a low-cost supplier. We intend to leverage this vertical integration to continue to minimize our costs, improve our customer service and win profitable new business.

  Maintain A Competitive Position in Our Markets

        We are competitive in the areas we serve due to our extensive network of quarries and related operations that facilitate efficient distribution throughout our geographical market area. We believe that our vertically integrated model, including our network of operational facilities, as well as our tightly managed costs, project management, safety and educational training, technological improvements and value engineering focus all further drive our low-cost position. We continuously work to exploit new technologies, such as implementing improved global positioning systems to monitor truck delivery activity and increase precision in construction projects. These technological improvements, coupled with our comprehensive employee training program and health and safety training programs and policies, allow us to make optimal use of our employees and equipment, operate safely and lower our insurance claims. Our extensive operating experience allows us to identify value engineering opportunities on certain projects, allowing us to propose enhancements to project specifications which we believe save our customers money and enhance our profitability. The mechanics of the "sealed bid" process that govern many of our contract awards require that we submit a bid that is low enough to win the business, but also includes a margin sufficient to maintain profitability. We will continue to manage our business aggressively to minimize costs to ensure that we are positioned to continue to win competitive, profitable new business in our markets.

  Capitalize on Our Strategically Located Operations to Expand Market Share

        We believe our existing operational footprint places us in proximity to some of the strongest market opportunities in the mid-Atlantic and western New York regions. Our proximity to areas of high construction activity, including the extensive Pennsylvania and western New York road networks and the Pennsylvania coal and gas industries, creates attractive revenue opportunities for which we are particularly well positioned relative to both major, national and smaller, local competitors. Our strategically situated construction materials locations create an inherent competitive advantage for us in our markets. We intend to continue to capitalize on these advantages to increase revenues and drive profitability. In those instances where our construction materials locations do not create an inherent competitive advantage, we remain competitive through our local knowledge of required specifications and industry expertise.

  Drive Profitable Growth Through Reinvestment and Strategic Acquisitions

        Through over 85 years of operations, we have developed significant experience and expertise in identifying and executing new growth opportunities. We expect to continue to enhance our overall competitive position and customer base by reinvesting in our business. Additionally, we will use our ability to generate cash flow to continue to repay debt and de-leverage our balance sheet so that we are positioned to opportunistically pursue accretive acquisitions of complementary construction materials businesses in contiguous markets that may become available to us. We also anticipate that we will leverage our experience to develop more greenfield quarry locations within or adjacent to our current markets.

Our Industry

        Our core construction materials, heavy/highway construction and traffic safety services and equipment businesses are organized to deliver customers products and services from six interrelated industry sectors:

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  aggregates;

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  hot mix asphalt;

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  ready mixed concrete;

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  concrete products;

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  heavy/highway construction; and

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  traffic safety services and equipment.

        Competitors in these industries range from small, privately held firms that produce a single product, to multinational corporations that offer a comprehensive suite of construction materials and services, including design, engineering, construction and installation. However, day-to-day execution for construction materials for all competitors remains local or regional in nature based upon typical value-to-weight ratios which limit the distance construction materials can be transported in a cost effective manner.

        Transportation infrastructure projects represent a substantial portion of the overall U.S. infrastructure market. These projects are driven by both state and federal funding programs. The current federal funding program SAFETEA-LU was enacted in August 2005. SAFETEA-LU authorizes funds for the Highway Trust Fund, and these funds, which are allocated to states pursuant to specified formulas, are utilized for the maintenance of highways and roads. On March 4, 2011, SAFETEA-LU was extended through September 30, 2011, which maintained the Highway Trust Fund spending of $42 billion annually. With approximately 121,000 miles of interstate, state and local roads and approximately 55,000 state and local bridges, Pennsylvania currently receives approximately $1.8 billion each year in federal funds for its highway and transit programs.

        Infrastructure funding is also available under the ARRA which was enacted in February 2009. ARRA allocates a portion of funds for transportation purposes as well as for general infrastructure purposes. As of June 30, 2011, Pennsylvania has invested or committed for investment $16.7 billion of the $31.0 billion it received in ARRA funds. Of this amount, approximately $1.1 billion will be invested in transportation infrastructure with approximately $875.7 million already invested at June 30, 2011. We expect some of the remaining ARRA funding to be incorporated into infrastructure, public works and new building projects through 2011.

        In addition to federal funding, highway construction and maintenance funding is also available through state agencies. In Pennsylvania, new highway and bridge construction and maintenance is coordinated by PennDOT. During its fiscal year ended June 30, 2010, PennDOT spent approximately $6.4 billion on transportation projects and administration, which includes its federal funds allocation. For its fiscal year ended June 30, 2011, PennDOT has $6.5 billion available to spend on transportation projects and administration. Typically the federal government funds a portion of PennDOT's annual budget, while Pennsylvania funds the balance through the MLF. MLF funds are mandated per the state constitution to fund expenditures on highways and bridges and may not be reallocated to other state funding needs in the annual budgeting process. The Pennsylvania Turnpike Commission has a budget that is currently separate from PennDOT. The Pennsylvania Turnpike Commission's 2011 fiscal year construction and maintenance budget is approximately $420.0 million.

        PennDOT and the Pennsylvania Turnpike Commission have historically provided consistent demand for construction materials and projects in our markets. In addition, we also bid on purchase order contracts for hot mix asphalt and aggregates supplied directly to PennDOT maintenance districts and municipalities.

Construction Materials

  Aggregates

        The aggregates industry generated over $17.5 billion in sales through the production and shipment of 2.0 billion metric tons in 2010 in the United States, according to the USGS. Aggregates include materials such as gravel, crushed stone, limestone and sand, which are primarily incorporated into construction materials, such as hot mix asphalt, cement and ready mixed concrete. Aggregates are also used for various applications and products, such as railroad ballast, filtration, roofing granules and in solutions for snow and ice control. The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The USGS reported that a total of 1,600 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2010 in the United States.

        Transportation cost is a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the product at the plant. As a result of the high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins.

        The demand for aggregates is a function of several factors, including transportation infrastructure spending and changes in population density. In the past few years, the recession in the United States has led to a decrease in overall private construction activity. Despite the increase in federal stimulus spending, public construction activity has also suffered a decline over this period. In 2009, the USGS reported that the estimated annual output of crushed stone produced for consumption fell by 23% to 1.1 billion metric tons as a result of the impact of the global economic crisis on the construction industry. According to the same report, annual domestic production of construction sand and gravel in 2009 was approximately 8.4 million metric tons. However, in 2010, the USGS reported that the estimated annual output of crushed stone produced for consumption increased by 2.0% to 1.19 billion metric tons. As the U.S. economy continued to falter, annual output of construction sand and gravel for consumption dropped for the fourth straight year, down by about 2.0%, to nearly 8.2 million metric tons, compared with that of 2009. The demand for construction aggregate is beginning to recover due in part to the increase in total U.S. construction compared with construction in 2009.

        We believe that the long-term growth of the market for aggregates is largely driven by growth in population, jobs and households. While short-term and medium-term demand for aggregates fluctuates with economic cycles, the declines have historically been followed by strong recovery, with each peak establishing a new historical high.

        A significant portion of our aggregates are utilized in heavy/highway construction projects. Highways located in our markets are particularly vulnerable to freeze-thaw conditions that lead to excessive pavement stress and surface degradation conditions. The highway pavement deterioration in our markets is accelerated by the large volume of intrastate and interstate trucking in Pennsylvania given its location between the eastern United States consumer markets and other agricultural and industrial regions of the United States. Surface maintenance repairs, as well as general highway construction and repair, occur in the warmer months. Heavy/highway construction in our target markets tends to be similarly seasonal. As a result, our aggregate business is seasonal in nature as the majority of production and sales occur in the eight months between April and November.

  Hot Mix Asphalt

        Hot mix asphalt is the most commonly utilized pavement surface. Hot mix asphalt is produced by mixing asphalt cement and aggregate. The asphalt cement is heated to increase its viscosity and the aggregate is dried to remove moisture from it prior to mixing. Paving and compaction must be performed while the asphalt is sufficiently hot, typically within a one-hour haul from the production facility. In many parts of the country, including the market in which we operate, paving is generally not performed in the winter months because of cold temperatures.

        Asphalt pavement is one of the building blocks of the United States. The United States has more than two million miles of paved roads and highways, 94% of which are surfaced with asphalt.

        The United States has approximately 4,000 asphalt plants. Each year, these plants produce 500 to 550 million tons of asphalt pavement material worth in excess of $30 billion. The industry supports employment for more than 0.3 million workers in the United States. Asphalt pavement material is a precisely engineered product composed of approximately 95% stone, sand and gravel by weight, and approximately 5% asphalt cement, a petroleum product. Asphalt cement acts as the glue to hold the pavement together.

        Asphalt is the United States' most recycled material. Reclaimed asphalt pavement is reusable as an aggregate mixture. In addition, the asphalt cement in the reclaimed pavement when reheated is reactivated to become an integral part of the new pavement. The recycled asphalt pavement replaces part of the new liquid asphalt cement required for the mixture, thereby reducing costs for asphalt mixtures.

  Ready Mixed Concrete

        Demand for ready mixed concrete is driven by its highly versatile end use applications. The ready mixed concrete industry generated approximately $30 billion in sales in 2010 through the shipment of approximately 257 million cubic yards in the United States, according to the National Ready Mixed Concrete Association. Ready mixed concrete is created through the combination of coarse and fine aggregates with water, various chemical admixtures and cement. Given the high weight-to-value ratio, delivery of ready mixed concrete is typically limited to a one-hour haul from a production plant location and is further limited by a 90 minute window in which newly mixed concrete must be poured to maintain quality and desired performance characteristics. Most industry participants produce ready mixed concrete in batch plants and use concrete mixer trucks to deliver the concrete to customers' job sites. Ready mixed concrete, which is poured in place at a construction site, can compete with other precast concrete products and concrete masonry block products.

        According to the National Ready Mixed Concrete Association, it is estimated that that there are over 6,000 ready mixed concrete plants in the United States. The North American ready mixed concrete industry is highly fragmented. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to be vertically integrated. Additionally, we face competition from precast concrete manufacturers, with over 2,500 manufacturers in the United States.

  Concrete Products

        Precast and prestressed concrete products are utilized in highway construction to build bridges and decks and in non-residential construction to build a broad range of large structures such as parking garages, prison cells and sports stadium risers. Precast and prestressed concrete products offer many building advantages, including flexibility in design, speed to completion and low maintenance.

        Masonry blocks are widely used in the construction of buildings, such as foundations, arches and retaining walls. Masonry blocks continue to grow in popularity because of their durability and relative low cost. Most of the companies that produce masonry blocks, such as ours, also produce other concrete-related products, including architectural block, pavers and franchised building systems such as Anchor® Segmental Retaining Walls, which can be manufactured centrally and shipped to the point of installation.

Heavy/Highway Construction

        Heavy/highway construction businesses provide a broad range of transportation and site preparation construction services, including grading and drainage, building bridge structures and concrete and blacktop paving services. While we provide services for a range of projects from driveway construction to the construction of new interstate highways, our business is primarily focused on structures, road construction and maintenance and blacktop/concrete paving. In general, the highway construction industry's growth rate is directly related to federal and state transportation agencies' funding of road, highway and bridge maintenance and construction. While public sector spending for highway construction has increased over the past two years, primarily as a result of federal stimulus money released under the ARRA, the simultaneous decrease in private sector spending has resulted in a contraction of the overall market.

        In its 2008 report to Congress, the United States Department of Transportation, which we refer to as USDOT, found that current highway expenditures would need to increase by approximately 122% to allow the nation to significantly improve highway conditions and reduce congestion. The federal government is currently examining the future needs of the nation's surface transportation system, including new sources of funding.

        We stand to benefit from the additional federal investments in our core Pennsylvania and western New York markets as municipal, state, and federal agencies represent our largest customer base. We believe we will also benefit from the renewed emphasis on investments in Pennsylvania's transportation and highway systems at the state level. Along with the rest of the country, Pennsylvania has increased its highway construction spending, but it has not kept pace with its growing investment needs. In April 2010, the federal government denied Pennsylvania's plan to toll Interstate 80, which created an immediate decrease of approximately $450.0 million to funding for highways and transit in Pennsylvania's fiscal year 2010.

        The TAC finalized a Transportation Funding Study in May 2010 which concluded that Pennsylvania needs to invest an additional $3.5 billon annually from federal, state and local sources, which investment must grow with inflation, if Pennsylvania is going to upgrade its infrastructure and maintain it in a state of good repair. The recommended funding needs for highways and bridge construction and maintenance in the study for 2010 is $2.6 billion in additional funds for state-owned facilities and $432 million for local government projects. To address these needs, the Pennsylvania government is currently contemplating numerous and varied solutions to fund this shortfall, such as increasing vehicle and driver license fees, removing the cap on the wholesale price of fuel for the Oil Company Franchise Tax and implementing an alternative fuels tax.

Traffic Safety Services and Equipment

        The traffic safety services and equipment industry is comprised of companies that produce, sell and set up traffic safety equipment in the United States. Traffic safety products generally consist of portable products such as message boards, arrow boards and speed awareness monitors, as well as traffic cones, barrels and signs. Demand for traffic safety services and equipment is particularly sensitive to changes in activity in the highway construction end-market. While significant challenges to the traffic safety equipment industry remain due to the recent economic downturn, we believe that the long-term growth prospects for the industry are favorable, given increasingly stringent highway and workplace safety regulations and standards, in addition to an anticipated cyclical recovery in highway spending.

Our Operations

        We operate our construction materials, heavy/highway construction and traffic safety services and equipment businesses through local operations and marketing teams, which work closely with our end customers in the local markets where we operate. We believe that this strong local presence gives us a competitive advantage by keeping our costs low and allows us to obtain a unique understanding for the evolving needs of our customers.

        We have construction material operations across Pennsylvania and western New York. We provide heavy/highway construction services in these markets and, to a lesser degree, Maryland, West Virginia and Virginia. We operate traffic safety equipment manufacturing facilities and sell these products across the United States. Additionally, we provide maintenance and traffic protection services primarily in the eastern United States.

Construction Materials

        We are a leading provider of construction materials in Pennsylvania and western New York. Our construction materials operations are comprised of: aggregate production, including crushed stone and construction sand and gravel; hot mix asphalt production; ready mixed concrete production; and the production of concrete products, including precast/prestressed structural concrete components and masonry blocks. We also operate transportation facilities complete with deep water port facilities for bulk cargo storage, railroad transportation and other transportation and distribution at the Port of Buffalo.

        Our largest construction materials customer is our heavy/highway construction operations which are almost wholly supplied with our construction materials. In addition, our other largest customers are PennDOT and the Pennsylvania Turnpike Commission who each accounted for more than 10% of consolidated revenue in fiscal year 2011.

Our Aggregate Operations

  Aggregate Products

        We mine limestone, sandstone, dolomite, clay, gravel, white quartzite and other natural resources from 53 quarries and sand deposits throughout Pennsylvania and western New York. Aggregates are produced mainly from blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customers' needs. The production of aggregates also involves the extraction of sand and gravel, which requires less crushing, but still requires screening for different sizes. Aggregate production utilizes capital intensive heavy equipment which includes the use of loaders, large haul trucks, crushers, screens and other heavy equipment at quarries. According to the Aggregates Manager, we were the 12th largest construction aggregates producer in the United States in 2008. Additionally, according to the USGS, we were the tenth largest crushed stone producer in the United States in 2010.

        Once extracted, the minerals are processed and/or crushed on site into crushed stone, concrete and masonry sand, specialized sand, pulverized lime or agricultural lime. The minerals are processed to meet customer specifications or to meet industry standard sizes. Crushed stone is used in ready mixed concrete, hot mix asphalt, the construction of road base for highways, ditch and pipe bedding, drainage channels, retaining walls and backfill. Our sand products are used in the production of masonry grout, ready mixed concrete and hot mix asphalt as well as sand traps on golf courses, baseball fields and landfill cover. Pulverized limestone is primarily used as an absorbent for sulfur dioxide gases in power generation. Farmers use agricultural lime to reduce the acidity level in soil and enhance crop growth.

        Transportation cost is a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the products at the plant. As a result of high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins. Our operations near Allentown, Pennsylvania are located in a strategic position of the densely populated eastern Pennsylvania corridor and our Buffalo, New York operations are also in an area of high population density.

        However, more recently, rising land values combined with local environmental concerns are forcing production sites to move further away from the end-use locations. Our extensive network of quarries, plants and facilities, located throughout Pennsylvania, New York and Delaware ensures that we have a nearby operation to meet the needs of customers in Pennsylvania, New York, Delaware, Maryland, West Virginia, Virginia and New Jersey.

  Aggregate Markets

        The shipping distance from each quarry and the proximity to competitors are key factors that determine the geographic market area for each quarry. Each quarry location is unique in that demand for each product, proximity to competition and truck availability are different. Accordingly, our aggregate customers are generally located within Pennsylvania, Delaware, northern Maryland and western New York.

  Aggregate Reserves

        Through acquisitions of raw land and existing quarries, we have assembled significant operating reserves throughout our geographic market area. We estimate that we currently own or have under lease approximately 2.1 billion tons of proven and probable aggregate reserves, with an average estimated useful life of 113 years at current production levels. See "Our Properties."

  Aggregate Sales and Marketing

        Each of our aggregate operations is responsible for the sale and marketing of its aggregate products. The method that each entity employs to sell aggregates is similar and varies by customer type. Standard price lists are developed for each construction season. This list is used to establish a list price and is typically discounted for contractors or special customers. Large orders are quoted to each contractor in a bidding process and pricing is established based on plant and haul costs, plus appropriate margins.

        Most bids to non-governmental agencies are either accepted or negotiated with the end result being a purchase order at a fixed price for a specified amount during a given period of time. Bids submitted directly to a governmental agency generally utilize the low bid process. The low bidder is responsible for providing the material within specifications at a specific location for the bid price. We will also negotiate long-term (greater than one year) supply contract agreements at predetermined prices.

  Aggregate Competition

        The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The USGS reported that a total of 1,600 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2010 in the United States. This fragmentation is a result of the cost of transporting aggregates, which limits producers to a market area within 100 miles of their production facilities.

        Lehigh Hanson Building Materials America, PLC (a unit of Heidelberg Cement Group), Oldcastle, Inc. and Lafarge Corporation are our largest aggregate producer competitors across all of our market areas.

Our Hot Mix Asphalt Operations

  Hot Mix Asphalt Products

        Our hot mix asphalt products are produced by heating asphalt cement to increase its viscosity and drying the aggregate to remove moisture from it prior to mixing. Hot mix asphalt consists of approximately 95% stone, sand and gravel by weight, and approximately 5% of asphalt cement that serves as a binder. The aggregates used for our production of these products are generally supplied from internal sources through our construction materials division and through purchases of bitumen from third party suppliers. Since bitumen is a by-product of petroleum refining, the price of this material is aligned with the price of oil. The asphalt and aggregates mixture is heated to a temperature of approximately 300 degrees Fahrenheit. While still hot, the paving mixture is transported by truck to a mechanical spreader where it is placed in a smooth layer and compacted by rollers.

        As part of our vertically integrated structure, we operate 32 hot mix asphalt plants and seven blacktop paving divisions.

  Hot Mix Asphalt Markets

        Each of our hot mix asphalt operations operate independent paving crews that service various markets. Our Pennsylvania hot mix asphalt plants generate the majority of their revenue through sales to our heavy/highway construction division, which then places the material under contract with the owner, typically a governmental agency such as PennDOT or the Pennsylvania Turnpike Commission. Our New York operation does not operate any paving crews, but does sell hot mix asphalt to paving contractors.

        Each hot mix asphalt plant is unique in that demand for hot mix asphalt, proximity to competition, transportation costs and supply of aggregates are different. Most of our hot mix asphalt operations use a combination of company- owned and hired haulers to deliver materials. Hauling costs can range from 10% to 25% of the total cost of the materials. To optimize crew demand and costs, each hot mix asphalt operation has a fleet manager and plant dispatchers. Our New York operations contract for delivery and do not have their own delivery trucks.

        Aggregates are another major factor in the cost of producing hot mix asphalt. In an effort to reduce cost, we have located the majority of our hot mix asphalt plants in our aggregate quarries. This is the most efficient production method because costs associated with transporting the raw materials are minimized. However, we do operate facilities that are not at quarries. These facilities are situated to meet market demand due to the constraint that the hot mix asphalt material can only be in a truck for one hour before it cools too much to compact correctly on the job site.

        The preparation and placement of the hot mix asphalt is also a major cost. Most of our hot mix asphalt operations operate paving crews. The management of these crews is regionalized and is typically located near a plant. We operate seven blacktop paving divisions throughout Pennsylvania, Maryland and West Virginia. In addition to paving crews, each hot mix asphalt operation also operates a number of grading/preparation crews. Depending on project size, we will hire subcontractors or, in certain cases, will utilize our heavy/highway construction division to prepare a site for paving.

        We also generate revenue by selling material freight on board plant or quarry. On many Pennsylvania highway projects, we will quote hot mix asphalt freight on board, or in place to the competition, as well as bid a project directly as the prime contractor.

  Hot Mix Asphalt Sales and Marketing

        Hot mix asphalt customers include our own heavy/highway construction, other heavy/highway contractors and state and federal agencies, building contractors and homeowners. Our largest hot mix asphalt customer is PennDOT. Each individual hot mix asphalt operation estimates, markets and performs its own work. The sales and marketing process is divided into two categories: PennDOT and other government projects and private projects. Our hot mix asphalt operations will bid on state, township, county or other governmental entities' projects under the "sealed" bid system. Each project is estimated and quoted to the requesting municipality. This is most often the case for hot mix asphalt put in place, however, some municipalities and DOT maintenance districts have their own paving crews and in those instances, the project is bid freight on board plant or delivered to PennDOT crews.

        Sales to private entities are typically submitted to the owner as a quoted price. Key factors for obtaining sales from private entities are the relationship with the owner or contractor and price. Our sales and estimating staff are responsible for maintaining and enhancing customer relationships and prospecting new customers and projects.

        Our New York hot mix asphalt business is based predominantly on its relationships with paving contractors and pricing projects competitively. It also provides material quotes directly to those government agencies that have their own paving crews.

  Hot Mix Asphalt Competition

        There are approximately 4,000 asphalt plants in the United States, and in each year these plants collectively produce approximately 500 to 550 million tons of asphalt pavement material.

        Our major hot mix asphalt competitors are Lehigh Hanson, Grannas Brothers, Lafarge North America, Inc., Oldcastle, Inc., Hempt Brothers, Inc., Highway Materials Inc., Haines & Kibblehouse, Inc., Independence Construction Materials, Tilcon Highway Materials, JDM Materials Co., Glenn O. Hawbaker, Inc., Barletta Materials & Construction, Inc., and Gernatt Asphalt Products, Inc.

Our Ready Mixed Concrete Operations

  Ready Mixed Concrete Products

        We are one of the leading suppliers of ready mixed concrete in Pennsylvania and western New York. We produce ready mixed concrete by blending aggregates, cement, chemical admixtures in various ratios and water at our concrete production plants and placing the resulting product in ready mixed concrete trucks where it is then delivered to our customers. Our construction aggregates region serves as the primary source of the raw materials for our concrete production, functioning essentially as a supplier to our ready mixed concrete operations. Aggregates are a major component in ready mixed concrete, comprising approximately 60%-75% of ready mixed concrete by volume. Our wide variety of mixes, which are certified for use by PennDOT, the New York Department of Transportation and other state and federal agencies, are used in activities ranging from building construction to highway paving.

        We operate 20 fixed and portable ready mixed concrete plants for highway paving and bridge construction.

        Each plant's capacity is determined, to a large degree, by the local plants production capacity and the number of ready mixed concrete trucks dispatched out of each location. However, trucks can be re-routed to accommodate demand fluctuations at a given plant. Currently, we operate a fleet of approximately 186 ready mixed concrete trucks.

  Ready Mixed Concrete Markets

        Due to the finite time before concrete hardens, our market area is limited to an approximate one-hour hauling radius around a plant. Portable ready mixed concrete plants allow for an extended marketing area, but are only cost effective for larger projects in excess of 5,000 cubic yards. Our ready mixed concrete customers are generally located within Pennsylvania, northern Maryland and western New York. One of our largest ready mixed concrete customers is our precast concrete products division, which employs ready mixed concrete for the production of structural precast concrete structures such as bridge beams, double tee beams, modular prison cells and stadium risers.

  Ready Mixed Concrete Sales and Marketing

        Each of our ready mixed concrete operations is responsible for the sale and marketing of its ready mixed concrete products. The method that each operation employs to sell ready mixed concrete is similar and varies by customer type. Standard price lists are developed for each construction season. This list is used to establish a list price and is typically discounted for contractors or special customers. The majority of direct bids are either accepted or negotiated with the end result being a purchase order at a fixed price for a specified amount during a given period of time. Larger projects with multi-year construction phases have price increases built into the bids.

  Ready Mixed Concrete Competition

        Our major ready mixed concrete competitors are Grannas Brothers, Lafarge North America, Inc., Oldcastle, Inc., Haines & Kibblehouse, Inc., Berks Products and JDM Materials Co.

Our Concrete Products Operations

  Our Precast/Prestressed Products Operations

        We produce precast/prestressed concrete components for highway bridges and various commercial structures, including I-beams, box beams, double tee beams, stadium risers, prison cells and wall panels. Each of these products is manufactured pursuant to unique specifications for each particular job. Prestressed concrete units can then be used in the construction of bridges, modular correctional facilities, parking structures and sports facilities. We supplied the components for such projects as PNC Park, Beaver Stadium, Lincoln Financial Field and parking garages for Children's Hospital in Philadelphia and the North Shore Parking Garage in Pittsburgh. Our ready mixed concrete operations supply the high strength mixes used in the precast/prestressed beams, stadium risers, prison cells and wall panels we produce. Our sales staff work with our engineers and production staff to maximize value and reduce overall construction time. Our precast/prestressed manufacturing and sales facility is located in Roaring Spring, Pennsylvania with an additional sales office in Center Valley, Pennsylvania. Our manufacturing facility produces prestressed concrete bridge beams and a number of commercial structural building components.

        Precast/Prestressed Concrete Products Markets

        The two primary factors that influence market size for bridge and commercial products are the distance from our facilities to the project and the proximity of the competition to the project. Our non-residential market area encompasses Pennsylvania, northern Maryland, western New York and New Jersey. Our bridge beam market encompasses Pennsylvania, New York and Maryland. The hauling cost of these products can be quite expensive, in some cases requiring 13 axle tractor-trailers.

        Precast/Prestressed Concrete Products Sales and Marketing

        The sale of bridge beams to contractors is typically based on price and delivery schedule. Most beams are sold to a bridge contractor and integrated into their bridge construction quote. Generally, if we are the low bidder at the time of bid and are able to accommodate the contractor's schedule, the sale will be made.

        In an effort to influence project designs to be compatible with our manufacturing standards and specifications, commercial products are marketed directly to architects and engineers. Once a private project has been designed and bid, the purchase decision/negotiations can extend for months until an owner or general contractor makes a decision and awards the contract. For publicly owned projects, the low bidder is typically awarded the project.

        Precast/Prestressed Concrete Products and Purchasers

        Bridge products include prestressed concrete I-beams, box beams and precast box culverts. The largest purchasers of bridge beams are state departments of transportation, which we refer to as DOTs, through a general contractor or erector. The second largest purchaser are port authorities for airport runways, shipping ports and bridges. Commercial products include parking garages, prison cells and sports stadium risers. Parking garage owners vary from private developers to parking authorities to governmental agencies. Stadiums and prisons are typically owned by a state, county, city or the federal government. We generally sell these products, erected, to a general contractor, but will also contract directly with the owner.

  Our Masonry Block Operations

        We operate our masonry block operation from three facilities located in Pennsylvania. We sell directly to customers within an approximately 60-mile radius of each production facility and indirectly through broker/dealers within an approximately 100-mile radius.

        Masonry Block Markets

        The market for a block plant is dependent upon transportation costs and product mix. The product mix for masonry block has changed considerably over the past 20 years, expanding from a predominately gray block offering to a range of architectural blocks for buildings and landscaping blocks for retaining walls. Architectural blocks are generally colored with a textured outer surface. Many blocks are also produced with a waterproofing feature or an interlocking feature to allow retaining wall construction. New products offer expanded market potential until competition develops a similar product. Although we can produce masonry products in any color, we have a number of standard colors, allowing us to deliver quickly, minimize inventory and reduce wasted customized blocks. This has reduced product lead time and contractor costs, since the contractor can now return any unused blocks.

        Masonry Block Sales and Marketing

        We market directly to architects and designers in an attempt to influence plans to incorporate our product offerings. This marketing strategy provides us with a competitive edge in the sales process because the customer has less flexibility to choose alternative products once our products have been incorporated into the design. In an effort to add greater value to the block package, our Construction Supply Centers will quote a package to the contractors for most of their building supply needs on a project.

        Concrete Products Competition

        Our largest precast/prestressed concrete products competitors include Northeast Prestressed Products, LLC, Bayshore Concrete & Landscaping Materials, Jersey Precast Corp., Oldcastle, Inc., Crider & Shockey, Inc., R.W. Sidley, Inc., Tindle Construction Inc. and United Precast, Inc.

        Our largest masonry block products competitors include Oldcastle, Inc., York Building Products Co., Terre Hill Concrete Products, Fizzano Bros. Concrete Products, Inc. and E.P. Henry Corp.

Our Heavy/Highway Construction Operations

  Heavy/Highway Construction

        Our heavy/highway operations are separated into two basic categories: (i) large heavy/highway projects, which are typically complex roadway and bridge rehabilitation or new construction projects that incorporate all or most of our construction operation disciplines, including grading, drainage, paving, structure work and civil engineering and project management, and (ii) private and non-residential blacktop paving projects or small- and mid-size maintenance projects, which are typically less complex roadway and bridge rehabilitation projects and involve minor bridgework, roadway patching and blacktop paving. In addition, we also provide gas and fiber optic line installation and repair services. These combined operations made us the 28th largest heavy contractor in the United States and the eighth largest highway contractor in the United States, according to a survey of contractors and design firms published by the Engineering News Record in September 2010.

        Heavy/highway projects are managed by our contract division located at our New Enterprise, Pennsylvania headquarters. This division manages projects across the state ranging in size from approximately $2.0 million to more than $90.0 million, and extending from one to three construction seasons. This division typically manages between 15 to 25 projects at any given time. Our seasoned contract division management team is comprised of project managers, estimators, production supervisors and field superintendents and foremen. These projects may or may not be located near our construction material locations. The construction teams operate competitively both with our construction materials as well as with materials purchased from third parties when the projects are not within the economic reach of our construction materials production facilities.

        Our blacktop paving and maintenance projects are located within the economic shipping radius of our hot mix asphalt plants and quarries as they are generally very highly construction materials-dependent projects. These projects include driveways, parking lots, race tracks and roadways and are typically one construction season in duration, although some of the larger projects may span two seasons. Our blacktop paving and maintenance projects are all bid and managed across our markets through our regional offices. These operations manage projects in their localities, ranging in size from tens of thousands of dollars to upwards of several million dollars. The largest and most construction materials-intense projects can exceed $10.0 million. Collectively, there are hundreds of projects per year ranging from driveways to large maintenance projects that we perform. The number of these projects for governmental agencies typically range from 50 to 100 per year. Management teams for these projects generally consist of salesmen, production supervisors, estimators and field foremen.

        The following table highlights our largest current construction projects:

Start Date	Original Contract Award	Location	Description
2009	$91.3 million	Westmoreland County PA Turnpike MP 67.59 - 74.59	Reconstruction / Realignment of the Pennsylvania Turnpike, including 12 retaining and sound wall structures (7 miles)
2008	$66.6 million	Fayette County, SR 0043	Grading, structures and paving of three miles of new SR 0043 in Fayette County, Pennsylvania
2011	$49.9 million	Columbia County, I-80	New and reconstruction of bridges over Susquehanna River on Interstate 80
2008	$33.9 million	Westmoreland County, SR 22	Reconstruction / Realignment with new bridge
2011	$17.9 million	Blair County, SR 0099	Concrete patching, blacktop overlay, reconstruction of roadway, structure rehabilitations, drainage and guide rail upgrades
2010	$15.1 million	Fulton County, SR 0070	Reconstruction and blacktop overlay of 15 miles of Interstate 70
2009	$13.9 million	Blair County, SR 0022	Concrete patching, bridge rehabilitation and blacktop overlay of 6.5 miles
2009	$11.3 million	Adams County, SR 0015	Bridge rehabilitation, concrete patching and blacktop paving
2011	$11.3 million	Somerset and Bedford Counties PA Turnpike MP 128.88 - 138.19	Milling and paving ten miles of the Pennsylvania Turnpike, concrete pavement repairs, drainage improvements, partial replacement of bridge
2008	$9.6 million	Blair County, SR 1012	Widening of local road to 4 lanes with realignment and one new bridge

        The bulk of our contracted jobs are public projects, which have replaced some of the private spending shortfall. The procedures and bid documents governing the contracts with our public sector customers typically allow the customers to terminate the project at their discretion. Cancellation of a few of our very large contracts could have a materially adverse impact on our revenues and results of operations. See "Item 1A—Risk Factors—The Cancellation Of Significant Contracts Or Our Disqualification from Bidding for New Contracts Could Reduce Revenues and Have a Material Adverse Effect On Our Results Of Operations."

        Liberty Mutual Insurance Company, which we refer to Liberty Mutual, and Western Surety Company, which we refer to as CNA, provide bonding for our construction projects. We have $500.0 million of bonding capacity with Liberty Mutual and CNA, who are joint and several on all bonds. Bonding covers all highway work as well as any bonding required for precast and prestressed products projects. Additionally, we have bonds in place for workers compensation, reclamation bonds for quarries and other miscellaneous bonds.

  Heavy/Highway Construction Markets

        Our largest heavy/highway construction customers are PennDOT and the Pennsylvania Turnpike Commission who each accounted for more than 10% of consolidated revenue in fiscal year 2011. We also work with municipalities, state and national parks, the Army Corps of Engineers, industrial facilities, other contractors and private customers. Along with the local county and municipal governments, PennDOT controls and maintains its 39,861 mile system, with the remaining 77,325 miles maintained by local county and municipal governments. Our extensive network of quarries, hot mix asphalt plants, paving crews and traffic safety services and equipment sales, in combination with our unlimited prequalification bid capacity for PennDOT projects, ensures a broad marketing area. Our core heavy construction market extends throughout Pennsylvania. Our core blacktop paving and maintenance and highway construction market is located within an approximately 50 mile radius from each hot mix asphalt plant, which covers a large portion of Pennsylvania.

        For our heavy construction market we operate with a non-union workforce that will travel to each project. This enables construction project staffing with a predictable stable workforce. It also allows predictable production rates when market forces require us to look for work beyond our core market. The hot mix asphalt and maintenance markets also operate with non-union workforces throughout our market area, as well as a small union operation in the heavily unionized Delaware Valley market. These projects are generally local crews, so overnight stays are unnecessary.

        We act as the prime contractor on the majority of our projects, with approximately 20% of a project performed by subcontractors. We will subcontract larger pieces of a project if necessary to manage labor and equipments costs. Subcontractors typically perform specialized services such as line stripping, guide rail installation, clearing, signing, lighting and providing traffic protection services.

        For our blacktop paving and maintenance operations we will serve either as the prime contractor when we are the low bidder or as a subcontractor for another general contractor when we are either not the low bidder or we chose not to bid on the project.

  Heavy/Highway Construction Sales and Marketing

        All public work is awarded in a "sealed bid." Estimators and engineers review the work to be performed and estimate the cost to complete the project. On heavy/highway construction projects, teams of three to six people under the direction of a chief estimator, develop the estimate. The majority of our estimators are also project managers, which allows for greater accuracy in estimating crew sizes and production capabilities. Typically, each project has approximately four to eight bidders. In 2010, we were the low bidder on approximately 52 of 135 DOT and Pennsylvania Turnpike Commission projects for which we bid (approximately 39%). The remaining 61% of the projects were awarded to approximately 45 other competitors.

        With respect to blacktop paving and maintenance work, the sales effort varies significantly depending on the project scope. All projects are staffed with an estimating or sales person or team, depending on the size, and generally reviewed by a manager. For private and subcontracted public work, salesmen will negotiate both the project scope and price. For low bid public work, the estimating team will submit a sealed bid.

  Heavy/Highway Construction Competition

        The competition for our heavy/highway work is complex. On the heavy side, competition varies by the work discipline on the project, the amount of each discipline on the project and the location. Our competition for blacktop paving and maintenance work is much more localized, since these projects are typically material-intensive and the competition is generally vertically integrated construction materials suppliers and local contractors that specialize in roadway rehabilitation, site development or paving.

        The following table shows our typical heavy/highway construction competitors based on work disciplines:

Discipline Type	Competitors
Prime Contractors	Hempt Brothers, Inc., James D. Morrissey Inc., Trumbull Corporation, The Lane Construction Corp., Glenn O. Hawbaker, Inc., HRI Inc., IA Construction Corporation, Walsh Construction, Kinsley Construction Inc., J.D. Eckman Inc., Haines & Kibblehouse, Inc., Golden Triangle Construction Co. Inc., Allan A. Myers LP, Tony DePaul & Son
Grading and Drainage	Mashuda Corporation, Greer Contracting Co.
Structures
Swank Associated Companies Inc., Brayman Construction Corporation, Susquehanna Valley Construction Corp., Mekis Construction Corporation, Charles J. Merlo Inc., Gulisek Construction Co. LLC, Joseph B. Faye Co., Donegal Construction Corp., Plum Construction Inc.
Concrete Paving	Highway Paving Inc., Gulisek Construction Co. LLC, Golden Triangle Construction Co. Inc.
Blacktop Paving
Lindy Paving Inc., Pennsy Supply Inc. / Oldcastle Materials, Highway Materials Inc., Grannas Bros. Contracting Co. Inc., P&W Excavating, Inc., Blooming Glen Contractors, Inc., EJB Paving & Materials Co., Kohrs Excavating, Derry Construction Co., Inc.

Our Traffic Safety Services and Equipment Operations

  Traffic Safety Services and Equipment

        Our traffic safety services and equipment business consists primarily of cones, signs, arrow boards, solar message centers and barricades, which are sold and rented throughout the United States through our safety products operations.

        We manufacture, sell and install a complete line of traffic control devices, including traffic cones, drums, channelizers, barricades, arrow boards, crash attenuators, construction/permanent signs and posts, message boards, speed awareness monitors and strobe/warning lights. Traffic cones are produced using a polyvinyl chloride material that enhances the cone's durability and coloring. The cones are differentiated by size, wall thickness and weight in order to meet customer specifications and state safety requirements. Our plastic drums and drum bases are used in a variety of roadwork settings. The drum's design features a snap-locking mechanism that connects the drum and the base to assure a sturdy connection. The drums are made from flexible low-density polyethylene plastic and can be used with plastic or rubber bases. We offer a wide range of drum sizes that are used in highway or residential road construction. We also offer a complete line of traffic channelizers for the work zone environment, including barricades, channelizers and vertical panels. Our crash attenuators are designed to enhance driver safety and to reduce maintenance and repair costs. We manufacture a compete line of traffic control signs for use in long and short term construction patterns, as well as for temporary roadway use.

        We manufacture solar powered traffic safety devices. Our products include a full line of arrow boards, message centers and speed awareness monitors. These are powered by batteries that are recharged through the use of solar panels, making the units environmentally friendly, convenient to locate and cost efficient to operate.

        We also provide intelligent transportation systems equipment and a proprietary Computerized Highway Information Processing System, which we refer to as CHIPS, to DOTs, universities and paving and construction companies. Our products include queue detectors, over-height vehicle detectors, flooded roadway detectors, trailer mounted cameras and variable speed limits systems. The information collected from sensors along the highways is stored and processed through the CHIPS traffic management software program.

        We purchase products from third party manufacturers and resell them to a network of independent distributors. A third party manufactures the barrels and channelizers and the reflective striping is applied at our facilities. The channelizers are produced by a third party vendor on a verbal contract or on a purchase order basis. The attenuators are manufactured by third parties in Salt Lake City, Utah, Somerset, Pennsylvania and Texas.

  Traffic Safety Services and Equipment Markets and Sales and Marketing

        Our traffic safety equipment is sold nationwide through a network of distributors as well as through our own sales force. Distributors include highway traffic control companies, "Do-It-Yourself" home centers, safety supply, industrial supply, telecommunication supply, contractor equipment and supply. One of our largest customers for this business is Lowes.

        We have a dedicated team of sales professionals for our traffic safety equipment including sales managers, territory managers, customer service representatives and products specialists. Each territory manager is responsible for marketing to end-users and DOTs in our geographic regions. Customer service representatives are responsible for providing customers with product information, entering orders and developing relationships with distributors. The sales force is managed from our St. Charles, Illinois office.

        In addition to product sales, we provide maintenance and traffic protection services primarily in the eastern United States, to highway contractors, DOTs and municipal government agencies. Under traffic pattern management contracts, we provide all aspects of management and maintenance of traffic control patterns for work sites. We maintain an inventory of products used for our rental business and traffic pattern management contracts. The contracts are bid based on a "Daily Rental Rate" or a "Lump Sum Price." Sales are primarily the result of competitive bidding.

        We have 38 branch offices and sub-offices in the eastern United States. Each location varies slightly in the services they provide so as to best compete in the local market. Generally all regions sell products and install traffic patterns or rent equipment to contractors so they can set their own traffic patterns. Branch offices are overseen by three regional managers who report to our Harrisburg, Pennsylvania office.

  Traffic Safety Services and Equipment Competition

        The competition for our traffic safety equipment business varies by both product line and state. The chart below shows our typical competitors by major product lines:

Product Type	Competitors
Message Centers	WANCO, Solar Tech, Ver-mac, American Signal Co., ADDCO
Cones and Barrels	JBC, American All Safe, Highway Safety Products, Lakeside Plastics, Inc.

        For traffic safety services, we compete with many local maintenance and traffic protection contractors, many of which are small businesses or minority-owned firms that get bidding preference through various government programs. There are also several national and large regional firms with which we compete, including Road Safe, Highway Technologies, Bob's Barricades, Acme Barricades,

Traffic Control Products, Beths Barricades, Establish Traffic Control, Atlas Traffic Control and numerous other local and regional companies within other state markets.

Other Operations

        We operate several additional non-core businesses, including port operations, clay fillers and retail construction supply sales.

Gateway Trade Center

        We operate the Port of Buffalo under the trade name Gateway Trade Center. The port is comprised of an approximately 3,900-foot long shipping canal with a depth of approximately 27 feet and approximately 71 acres of storage. The primary product through the port is de-icing salt, which is unloaded in the summer and fall and stored at the port until it is used throughout the winter. Other materials that are unloaded and transported to their final destination include: limestone, coal, coke, steel and specialty products.

Construction Supply Centers

        We operate a chain of construction supply centers in Pennsylvania, which sell retail construction supplies to contractors and homeowners. The four primary product lines sold are masonry, grading and drainage, small tools and rentals and highway contractor supplies.

Backlog

        On May 31, 2011, our total construction backlog was down 9.0%, or $23.9 million, as compared to our total construction backlog on May 31, 2010. On May 31, 2011, the backlog for our heavy construction civil division was up 0.3%, or $0.3 million, as compared to the backlog for our heavy construction civil division on May 31, 2010. This division will continue to bid work for this and future years' completion as they have not yet reached capacity for the upcoming fall. On May 31, 2011, the backlog for our blacktop lay down division declined 17.0%, or $24.2 million, as compared to the backlog for the same division on May 31, 2010. Regionally this division will continue to bid work for the upcoming fall, although two of the regions, the western and eastern regions, are nearing capacity for the year. Construction backlog measures all remaining work; and as such, a rise or fall in backlog is not a true measure of work to be performed in a fiscal year period as some projects will span multiple fiscal years.

        On May 31, 2011, our Newcrete Products division backlog was up 12.1%, or $2.0 million, as compared to our Newcrete Products division backlog on May 31, 2010. The total Newcrete Products division backlog was $18.9 million and $16.9 million as of May 31, 2011 and May 31, 2010, respectively. We have not reached capacity for the upcoming fall or our historical backlog levels of $30.0 million and $32.3 million reached on May 31, 2009 and May 31, 2008, respectively.

Employment

        We had approximately 3,318 employees of which approximately 19% are full time salary employees and approximately 81% are hourly as of May 31, 2011. Since most of our work is seasonal, many of our hourly and certain of our full time employees are subject to seasonal layoffs. Since layoffs are determined by the type of work and weather in the late fall through early spring, they vary greatly.

        Approximately 31% of our total hourly employees are union members. We have no unionized full time salary employees. We believe that we enjoy an excellent working relationship with all of our employees and unions. The following is a list of all our unions and their current contract status:

Union	Contract Status	Number of Employees
New Enterprise Stone & Lime Co., Inc.
The International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America Local 110 and 453. Select quarries, hot mix asphalt and ready mixed concrete plants	Expired April 30, 2011 and currently on extension and under negotiation.	345
United Steelworkers Union—Local 00504, Roaring Spring Newcrete plant	Expires March 15, 2014.	81
Truck Drivers Local Union No. 449, affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America	Expires June 30, 2014.	5
International Union of Operating Engineers—Local 17	Como Park contract expires March 31, 2012, Franklinville contract expires March 31, 2013, Gateway contract expires on June 30, 2014 and ABC Paving contract expires March 31, 2015.	41
Cement, Lime, Gypsum and Allied Workers Division of International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers	Wehrle Drive and Barton Road contract expires May 31, 2012 and Olean and Como blacktop and quarry contract expires May 15, 2012.	63
International Brotherhood of Electrical Workers and Northeastern Line Constructors Chapter, NECA	Expires December 31, 2011.	23

Union	Contract Status	Number of Employees
Laborers International Union of North America Upstate New York Laborers District Council No. 210 and Laborers' International Union of North America Local Union No. 91	Expire on March 31, 2013 and March 31, 2012.	9
Kutztown & Oley Quarries, United Steelworkers	Expires May 31, 2014.	23
Little Gap, Whitehall, Ormrod and Nazareth Quarries, Teamster	Expires December 31, 2011.	32
Kutztown, Wescosville, Ormrod and Bethlehem Blacktop, Teamster	Expires January 31, 2013.	11
Wescosville Block, Building and Forms, Teamster	Expires December 31, 2011.	22
Service Division and Eastern Trucking, Teamster	Expires May 31, 2014.	24
Elco-Hausman Construction, International Union of Operating Engineers Local Union 542	Expires April 30, 2012.	7
Elco-Hausman Construction, Teamsters Local 773	Expires April 30, 2012.	4
Elco-Hausman Construction, Laborers Local 158	Expires April 30, 2012.	6
Clifford, Towanda, Sheshequin and Towanda (concrete, Block and Delivery), Unaffiliated Company Collective Bargaining Unit	Expires December 31, 2011.	65
Harrisburg Plant, Unaffiliated Company Collective Bargaining Unit	Expires October 30, 2011.	11
Lake City Plant, Unaffiliated Company Collective Bargaining Unit	Expires October 30, 2011.	14
Oreland, Unaffiliated Company Collective Bargaining Unit	Expires November 6, 2011.	18
Pittsburgh, Unaffiliated Company Collective Bargaining Unit	Expires November 6, 2011.	11

Union	Contract Status	Number of Employees
Teamsters Local 110 (Cleveland)	No stated expiration date.	2
Teamsters Local 110 (Columbus)	No stated expiration date.	3
Teamsters Local 110 (Springfield)	Currently working under expired contract.	1
Lake City Drivers' Agreement	Expires November 1, 2012.	1

Intellectual Property

        We own trademarks, trade names and applications related to our construction materials, concrete and construction businesses. We also own patent applications, registered patents, trademarks and trade names related to our construction materials business and our traffic safety services business, with specific patents on our attenuators and our CHIPS program. We believe that these patent applications, registered patents, trademarks and trade names are material to our traffic safety services and equipment business.

Our Properties

        Our headquarters are located in a 77,000 square foot building which we lease in New Enterprise, Pennsylvania, under a lease expiring in 2023. See "Certain Relationships and Related Party Transactions."

        We also operate 53 quarries and sand deposits, 32 hot mix asphalt plants, 20 fixed and portable ready mixed concrete plants, four concrete products production plants, three lime distribution centers and seven construction supply centers. For our safety services and equipment business, we conduct operations through five manufacturing facilities and 38 branch offices.

        Through acquisitions of raw land and existing quarries, we have assembled significant operating reserves throughout our geographic market area. We estimate that we currently own or have under lease approximately 2.1 billion tons of proven and probable aggregate reserves, with an average estimated useful life of 113 years at current production levels.

        Proven reserves are determined through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces. Proven reserves are sufficiently understood so that quantity, quality, and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Actual required spacing is based on geologic judgment about the predictability and continuity of each deposit.

        Probable reserves are determined through the testing of samples obtained from subsurface drilling, but the sample points are too widely spaced to allow detailed prediction of quantity, quality, and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

        Our reserve estimates were made by our geologists and engineers based primarily on drilling studies. Reserve estimates are based on various assumptions and any material inaccuracies in these assumptions could have a material impact on the accuracy of our reserve estimates. All of our quarries are open pit and are primarily accessible by road.

        The following map shows the approximate locations of our permitted construction materials properties in New York, Pennsylvania and Delaware as of May 31, 2011:

        The following chart sets forth specifics of our production and distribution facilities

Property	Owned / Leased	Type of Aggregates	Hot Mix Asphalt	Ready Mixed Concrete	Masonry Blocks	Lime Distribution / CSC(1)	Precast / Prestressed Concrete
Alfred Station, NY	Owned	Sand and gravel	—	—	—	—	—
Aschom, PA	Owned	Limestone	X	X	—	—	—
Ashford, NY	Owned	—	X	—	—	—	—
Bakersville, PA	Owned	Limestone	X	—	—	—	—
Bath, PA	Owned	—	X	—	—	—	—
Bedford, PA	Owned	—	—	—	—	X	—
Bethlehem, PA	Owned	—	X	—	—	—	—
Burkholder, PA	Owned	Limestone	X	—	—	—	—
Central City, PA	Owned	Sandstone	—	—	—	—	—
Chambersburg Blacktop, PA	Owned	—	X	—	—	—	—
Chambersburg Quarry, PA	Owned	Limestone	—	X	—	—	—
Clayton, DE	Owned	—	—	—	—	X	—
Clifford, PA	Owned	Sandstone	X	—	—	—	—
Como Park, NY	Owned	Limestone	X	—	—	—	—
Cowlesville, NY(2)	See footnote.	—	—	X	—	—	—
Delmar, DE	Owned	—	—	—	—	X	—
Denver, PA	Owned	Limestone	X	X	—	X	—
Derry, PA	Owned	Limestone	—	—	—	—	—
Dry Run, PA	Leased/Owned(3)	Limestone	—	X	—	—	—
Ebensburg Batch, PA	Owned	—	—	X	—	—	—
Ebensburg Pulverizing, PA	Leased(4)	Processing Facility	—	—	—	—	—
Elizabethville, PA	Owned	Sandstone	X	—	—	—	—
Fairfield, PA	Owned	Limestone	—	—	—	—	—
Franklinville, NY	Owned	Sand and gravel	—	—	—	—	—
Gettysburg, PA	Owned	Traprock	X	—	—	—	—
Greencastle, PA	Owned	—	—	X	—	—	—
Honey Brook, PA	Owned	Sand	—	—	—	—	—
Jayne Bend, PA	Leased(5)	Sand and Gravel	—	—	—	—	—
Kutztown, PA	Owned/Leased(6)	Dolomite	X	—	—	—	—
Lackawanna, NY	Owned	Port	—	X	—	—	—
Ledge, NY	Owned	Limestone	—	—	—	—	—
Lewisburg, PA	Owned	Limestone and High Calcium	X	—	—	—	—
Limeville, PA	Owned	Limestone	—	—	—	—	—
Little Gap, PA	Owned	Sandstone	—	—	—	—	—
Liverpool, PA	Leased(7)	Sandstone	—	—	—	—	—
Martins Creek, PA	Owned	Limestone, and Dolomite	—	—	—	—	—
McConnellstown, PA	Owned	Limestone	—	—	—	—	—
Mount Cydonia 1, PA	Owned	Sandstone	—	—	—	—	—

Property	Owned / Leased	Type of Aggregates	Hot Mix Asphalt	Ready Mixed Concrete	Masonry Blocks	Lime Distribution / CSC(1)	Precast / Prestressed Concrete
Mount Cydonia 2, PA	Owned	Sand and gravel	—	—	—	—	—
Mount Cydonia III, PA	Owned	Sandstone	—	—	—	—	—
Naginey, PA	Owned/Leased(8)	Limestone and High Calcium	X	—	—	—	—
Narvon, PA	Owned	Clay and Limestone	—	—	—	—	—
Nazareth, PA	Owned	Limestone and Dolomite	—	—	—	—	—
New Holland, PA	Owned	—	—	X	X	X	—
New Paris, PA	Owned	Limestone	—	—	—	—	—
Nottingham, PA	Owned	—	—	X	—	X	—
Ogletown, PA	Owned/Leased(9)	Limestone	—	—	—	—	—
Olean, NY	Owned	—	X	—	—	—	—
Oley, PA	Owned	Limestone, Dolomite	X	—	—	—	—
Orbisonia, PA	Owned	Limestone	—	—	—	—	—
Ormrod, PA	Owned/Leased(10)	Limestone, Dolomite	X	—	—	—	—
Riverton, PA	Leased(11)	Sand and gravel	—	—	—	—	—
Roaring Spring, PA	Owned	Dolomite, Limestone	X	X	—	X	X
Schoeneck, PA	Owned	Limestone, Dolomite, High Calcium	—	—	—	—	—
Shamokin, PA	Owned/Leased(12)	Sandstone	X	—	—	—	—
Sheshequin, PA	Owned/Leased(13)	Sand and Gravel	—	—	—	—	—
Shippensburg, PA	Owned	Limestone	X	X	—	—	—
Somerset, PA	Owned	—	—	X	—	—	—
Sproul, PA	Leased(14)	Limestone	—	—	—	—	—
Strodes Mill, PA	Owned	Sandstone	—	—	—	—	—
Tioga, PA	Leased(15)	Sandstone	—	—	—	—	—
Towanda, PA	Owned	—	X	X	X	X	—
Tyrone Forge, PA	Owned	Limestone	X	X	—	—	—
Union Furnace, PA	Owned	Limestone	—	—	—	—	—
Viola, DE	Owned	—	—	—	—	X	—
Weaverland, PA	Owned	Limestone	—	—	—	—	—
Wehrle Drive, NY	Owned	Limestone	X	X	—	—	—
Wescosville, PA	Owned	—	X	—	X	X	—
Whitehall, PA	Owned	Limestone, Dolomite	—	—	—	—	—
Williamson, PA	Owned	Limestone	—	—	—	—	—
Winfield, PA	Owned	Limestone	—	—	—	—	—

(1)
Construction Supply Centers

(2)
Cowlesville, NY is owned and operated by a third party with sales and delivery provided by Buffalo.

(3)
The term of this lease is April 4, 1996 through April 4, 2016. There are no renewal rights.

(4)
The term of this lease expires December 31, 2021. The lease may be renewed for up to an additional five (5) years.

(5)
The term of this lease is September 8, 1992 through September 8, 2042. There are no renewal rights.

(6)
The term of this lease is November 19, 1976 through November 19, 2056. There are no renewal rights.

(7)
The terms for the two leases at this site are both January 1, 2009 through December 31, 2018. Both leases will automatically renew for an additional ten (10) year term.

(8)
The terms for the two leases at this site will continue until all commercially recoverable limestone has been recovered and removed from the premises. There is no option to renew.

(9)
The term of this lease is January 1, 1999 through January 1, 2019. The lease may be renewed for three (3) additional terms of five (5) years each after the expiration of the initial term.

(10)
The term of this lease is March 1, 2002 through February 28, 2020. After the expiration of the term, the lease will continue on a year-to-year basis.

(11)
The term of this lease is January 10, 2001 through January 10, 2021. There are no renewal rights.

(12)
The initial term of this lease was May 1, 1989 through May 1, 1990, but the lease automatically renews on a year-to-year basis.

(13)
The term of the lease is May 23, 1996 until all materials subject to the lease have been completely mined or removed from the premises. There are no renewal rights.

(14)
The term of this lease is March 5, 1999 through March 5, 2024. The lease may be renewed for an additional twenty-five (25) year term.

(15)
The initial term of this lease was June 1, 1986 through June 1, 1991. The lease may be renewed for successive periods of five (5) years. The current term of this lease will expire on May 31, 2016.

        In addition, we operate four portable ready mixed concrete plants.

        The following chart sets forth specifics of our traffic safety equipment manufacturing facilities:

Facility	Owned/Leased	Square Footage
St Charles, Illinois manufacturing facility, warehouse and office space	Owned	49,000 sq. ft.
Harrisburg, Pennsylvania manufacturing facility	Owned	28,000 sq. ft.
Lake City, Florida manufacturing facility	Owned	28,632 sq. ft.
New Castle, Delaware manufacturing facility	Leased	12,110 sq. ft.
Garland, Texas manufacturing facility	Leased	40,050 sq. ft.

Legal Proceedings

        We are a party from time to time to legal proceedings relating to our operations. Our ultimate legal and financial liability in respect to all legal proceeding in which we are involved at any given time cannot be estimated with any certainty. However, based upon examination of such matters and consultation with counsel, management currently believes that the ultimate outcome of these contingencies, net of liabilities already accrued on our consolidated balance sheet, will not have a material adverse effect on our consolidated financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on our results of operations and/or cash flows for that period.

Environmental and Government Regulation

        Our operations are subject to federal, state and local laws and regulations relating to the environment and to health and safety, including noise, discharges to air and water, waste management, remediation of contaminated sites, mine reclamation, dust control, zoning and permitting. While we believe our operations are in substantial compliance with applicable requirements, there can be no assurance that compliance costs will not be significant.

        We regularly monitor and review our operations, procedures, and policies for compliance with existing environmental laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new requirements that we anticipate will be adopted that could affect our operations.

        We are frequently required by state and local regulations or contractual obligations to reclaim our former mining sites. These reclamation liabilities are recorded in our financial statements as a liability at the time the obligation arises. The fair value of such obligations is capitalized and depreciated over the estimated useful life of the owned or leased site. The liability is accreted through charges to operating expenses. To determine the fair value, we estimate the cost for a third party to perform the legally required reclamation, adjusted for inflation and risk and including a reasonable profit margin. All reclamation obligations are reviewed at least annually. Reclaimed quarries often have potential for use in non-residential or residential development or as reservoirs or landfills. However, no projected cash flows from these anticipated uses have been considered to offset or reduce the estimated reclamation liability. As of May 31, 2011, we have accrued approximately $5.6 million to cover our mine reclamation obligations.

Worker Health and Safety

        Our operations are subject to a variety of worker health and safety requirements, particularly those administered by the federal Mine Safety and Health Administration and the Occupational Safety and Health Administration, which are likely to become more strict in the future. Failure to comply with these requirements can result in fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future. We believe we are in substantial compliance with such requirements but can not guarantee that violations will not occur which could result in significant costs. We conduct approximately 20,000 hours of annual Mine Safety and Health Administration and Occupational Safety and Health Administration training sessions, as well as weekly tool box talks. Finally, we have safety professionals on staff, as well as a corporate risk manager.

Insurance

        We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and medical benefit claims. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

        Although we have minimized our exposure on individual claims, for the benefit of costs savings we have accepted the risk of a large amount of independent multiple material claims arising, which could have a significant impact on our earnings. We are liable for up to $0.3 million per year per member for health claims. Our Pennsylvania workers compensation claims are self insured for up to $1.0 million per occurrence. We maintain a wholly-owned captive insurance company, RSIC, for workers' compensation

(non-Pennsylvania employees), general liability and property coverage. Our general automobile and liability and other states workers compensation coverages are currently fully insured in the primary layer, the first $5.0 million, through a deductible reimbursement program with Zurich American Insurance Company and our subsidiary, RSIC. We are liable for up to $0.3 million per year for health care claims and RSIC is responsible for amounts in excess of our $0.3 deductible up to $1.0 million for each health care claim, with coverage from insurance carriers after the $1.0 million retention. This layer is additionally insured for a maximum annual aggregated loss for $10.0 million and has clash protection for $2.5 million. We are responsible for the first $0.3 million for each property and casualty claim and RSIC is responsible for amounts in excess of our $0.3 million deductible up to the first $2.0 million of every property and casualty claim. Our property and casualty insurance coverage then carries a $15.0 million limit per occurrence. Our pollution liability coverage is a three year program with an aggregate $15.0 million limit and a $1.0 million deductible. RSIC is subject to the insurance rules and regulations of the state of South Carolina. The premiums paid annually to RSIC from the Company are determined by a third party actuary.

        In addition to the $5.0 million primary insurance coverage, we have an additional $95.0 million of insurance coverage, which is insured by several non-affiliated insurance companies.

MANAGEMENT

        Our directors and executive officers and their respective ages and positions as of June 30, 2011 are set forth below:

Name	Age	Position
Paul I. Detwiler, Jr.	77	Director and Chairman of the Board and Executive Committee Member
Donald L. Detwiler	68	Chief Executive Officer, Director, Vice Chairman of the Board and Executive Committee Member
Paul I. Detwiler, III	52	President, Chief Financial Officer, and Secretary, Director, Executive Committee Member
James W. Van Buren	46	Executive Vice President, Chief Operating Officer, Director, Executive Committee Member, President, Work Area Protection Corp.
Steven B. Detwiler	49	Senior Vice President-Construction Materials, Executive Committee Member, Director
G. Dennis Wiseman	59	Chief Accounting Officer, Assistant Secretary
James B. Barley	61	Vice President-Sales
Geoffrey W. Clarke	57	Vice President-Construction
Jeffrey D. Detwiler	34	Executive Vice President, Chief Executive Officer, Martin Limestone, Inc. Division
J. Joseph Zimmerman	67	Executive Vice President, Chief Executive Officer, Valley Quarries, Inc. Division
Kim W. Snyder	58	President, Eastern Industries, Inc. Division
Douglas B. Danko	57	President, Protection Services Inc., Executive Vice President, Work Area Protection Corp.
Donald Devorris	76	Director
William A. Gettig	85	Director
F. James McCarl	64	Director
Larry R. Webber	64	Director

        Paul I. Detwiler, Jr. has served as the Company's Chairman since the recapitalization in 1990. Prior to the recapitalization, Mr. Detwiler was the President. Mr. Detwiler has served as one of our directors since 1972. Mr. Detwiler's primary emphases are corporate administration and oversight of our construction materials business. Mr. Detwiler graduated from Gettysburg College with a degree in business. Mr. Detwiler is the father of Paul I. Detwiler, III, Steven B. Detwiler and Jeffrey D. Detwiler and the cousin of Donald L. Detwiler.

        Donald L. Detwiler has served as our Chief Executive Officer since 1992. Mr. Detwiler served as President from 1990 until 2011. Mr. Detwiler has served as one of our directors since 1972. Mr. Detwiler's primary emphases are corporate administration and oversight of our heavy highway construction business. Mr. Detwiler graduated from Juniata College with a B.S. in Finance & Geology. Mr. Detwiler is the father-in-law of James W. Van Buren and the cousin of Paul I. Detwiler, Jr.

        Paul I. Detwiler, III has served as our President since 2011, as our Chief Financial Officer and Secretary since 1994. Mr. Detwiler has served as a director since 1992. From 1992 until 2011, Mr. Detwiler served as Executive Vice President. Prior to this, he served as manager of the Company's Information Services Division, where he developed the Company's programming and automation systems departments. Mr. Detwiler's current responsibilities include all corporate financial and accounting functions, mergers and acquisitions and corporate administration. Mr. Detwiler graduated from Lehigh University in 1981 with a B.S. in Information Science. Mr. Detwiler is the son of Paul I. Detwiler, Jr. and the brother of Steven B. Detwiler and Jeffrey D. Detwiler.

        James W. Van Buren has served as our Executive Vice President since 2011, as our Chief Operating Officer since 2000, as a director since 1996 and the President of Work Area Protection Corp. since 2011. From 1996 until 2011, he was our Vice President-Development. Prior to this, he was our production coordinator in the Contract Division. Prior to joining the Company, he was a real estate analyst and appraiser for four years with Thomas J. Maher in Philadelphia. His current responsibilities include human resource management, loss control and prevention, employee benefits, corporate administration and operational strategy and oversight of our traffic safety services and equipment business. Mr. Van Buren graduated from Juniata College in 1986 with a B.S. in Environmental Biology and received a Master of Business Administration from St. Francis College in 1996. Mr. Van Buren is the son-in-law of Donald L. Detwiler.

        Steven B. Detwiler has served as our Senior Vice President-Construction Materials since 2011. Prior to that, he served as our Vice President-Aggregates and the President of Buffalo Crushed Stone Division since 2000. Prior to this, Mr. Detwiler was Vice President of Valley Quarries, Inc., where he was responsible for quarry and plant oversight and contract administration. From 1990 to 1993, he was the manger of the Equipment & Supply Division of the Company. Mr. Detwiler has served as one of our directors since 1998. Before joining the Company in 1990, Mr. Detwiler spent six years in the United States Army where he was honorably discharged at the rank of Captain. Mr. Detwiler graduated with a B.S. from the United States Military Academy in West Point, New York. Mr. Detwiler is the son of Paul I. Detwiler, Jr. and the brother of Paul I. Detwiler, III and Jeffrey D. Detwiler.

        G. Dennis Wiseman has served as our Chief Accounting Officer since 2010 and as our Assistant Secretary since 1989 and was previously our Controller since 1984. Prior to this, he served in various managerial positions with Main Hurdman CPA. His current responsibilities include maintaining all accounting and financial records as well as all corporate tax returns and tax issues. Mr. Wiseman is a Certified Public Accountant, and he graduated from Elizabethtown College in 1976 with a B.S. in accounting.

        Jeffrey D. Detwiler has served as our Executive Vice President and Chief Executive Officer of Martin Limestone, Inc. Division since 2010 and previously served as the Manager of Quarry Operations for the Quarry Division at Martin Limestone since 2007. Prior to that, he served as the Quality Control Technician for the Quarry Division and the Production and Development Specialist for the Quarry Division. Mr. Detwiler graduated from Lehigh University with a B.S. in Civil Engineering. Mr. Detwiler is the son of Paul I. Detwiler, Jr. and the brother of Paul I. Detwiler, III and Steven B. Detwiler.

        James B. Barley has served as our Vice President-Sales since 2000. Prior to serving in this capacity he was our general sales manager since 1973. His current responsibilities include aggregates and hot mix asphalt sales and ready mixed concrete operations and sales. Mr. Barley graduated from Lenior Rhyne College with a degree in Mathematics.

        Geoffrey W. Clarke has served as our Vice President-Construction since 2000. Prior to this, he served as the Contract Division Manager and as a Project Coordinator prior to that. He has been employed by the Company since 1980 in the Contract Division. His current responsibilities include all estimating and operations of the New Enterprise Contract Division. Mr. Clarke graduated from Juniata College in 1975 with a B.S. in Economics and Business Administration.

        J. Joseph Zimmerman has served as the Chief Executive Officer at Valley Quarries, Inc. Division since 2001. From 1983-2001, Mr. Zimmerman served as Vice President of Operations at Signal Mountain Cement, and subsequently became Vice President of Manufacturing. As Chief Executive

Officer of Valley Quarries, Inc. Division, he is responsible for all of Valley Quarry's sales and operations. Mr. Zimmerman received a B.A. in Business Administration from Lycoming College in Williamsport, PA, in 1967.

        Kim W. Snyder has served as President of Eastern Industries Inc. Division since 1995. Prior to his employment with Eastern Industries, he worked as a Vice President at the Genstar Corporation in the Aggregates and Minerals division from 1990 until 1995. Mr. Snyder received his B.S. in Civil/Environmental Engineering, Cum Laude from the University of Rhode Island in 1974 and his MBA from Katz Graduate School of Business, University of Pittsburgh in 1982. He also has over 30 post graduate credits in Civil and Mining Engineering from the University of Pittsburgh.

        Douglas B. Danko has served as President of Protection Services Inc. since 2000 and Executive Vice President of Work Area Protection Corp. since 2011. Prior to becoming President, he held a number of positions with Stabler Companies Inc. and its subsidiaries since 1975, including Vice President, Secretary and Controller with Stabler Companies Inc. and Head Accountant with Protection Services Inc. Mr. Danko has a B.S. in Accounting from Pennsylvania State University.

        Donald Devorris has served as a director of NESL since 1990. Mr. Devorris is currently President of Blair Electric, where has worked since 1959. Mr. Devorris has a B.S. degree in electrical engineering from Penn State University.

        William A. Gettig has served as a director of NESL since 1990. Mr. Gettig is currently Chief Executive Officer of Gettig Technologies, Inc., where he has worked since 1952. Mr. Gettig is the sole shareholder of Gettig Technologies, Inc., which owns GPI Aviation, Inc., Stelrema Corporation and Beacon Tool, Inc. Each of these entities and Mr. Gettig and his wife personally declared bankruptcy under the United States Bankruptcy Code in 2005. The bankruptcy plans were confirmed in 2007. Mr. Gettig has a B.S. degree in mechanical engineering from Trine University (formerly known as Tri-State University).

        F. James McCarl has served as a director of NESL since 2008. Mr. McCarl is currently Chief Executive Officer of the McCarl Group, where he has worked since 2003. Prior to holding this position, Mr. McCarl was president of McCarl's Inc., where he worked from 1968 through 2002. Mr. McCarl has a B.A. degree in economics from the University of Pittsburgh and a Small Company Management Program certificate from Harvard Business School.

        Larry R. Webber has served as a director of NESL since December 2008. Mr. Webber is currently managing director of the Institute for Strategic Management, where he has worked since 2009. Prior to that he was President of L.R. Webber Associates, Inc., where he worked from 1976 through 2006. Mr. Webber has a B.A. in economics from Westminster College and an M.A. in industrial relations from St. Francis University.

Director Independence

        We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange and subject to such requirements, we would be entitled to rely on the controlled company exception contained in Section 303A of the NYSE Listed Company Manual for exception from the independence requirements related to the majority of our Board of Directors and for the independence requirements related to our Compensation Committee. Pursuant to Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee of such company be comprised solely of independent directors. At June 30, 2011, each of Paul I. Detwiler, Jr. and Donald L. Detwiler beneficially owns 50% of the voting power of the Company which would qualify the Company as a controlled company eligible for exemption under the rule.

Board Committees

        Our board of directors has an audit committee, a compensation committee, an executive committee and an independent committee. All of the committees, other than the executive committee, are comprised entirely of independent, non-management directors.

Audit Committee

        The audit committee assists our board of directors with its oversight of the quality and integrity of our accounting, auditing and reporting practices. Pursuant to its charter, the audit committee makes recommendations to our board of directors for the appointment, compensation and retention of the independent auditor. The audit committee's primary responsibilities under its written charter include the following:

  •
  reviewing and discussing our financial statements and management's discussion and analysis of financial condition and results of operations disclosure with management and the independent auditors;

  •
  reviewing and discussing our earnings releases and any financial information or earnings guidance given, if any, to investors, creditors, financial analysts and credit rating agencies; and

  •
  reviewing and discussing the Company's risk assessment and risk management policies.

        Our audit committee is comprised of Messrs. Devorris, Gettig, McCarl and Webber. Mr. Devorris is the Chairman of the audit committee. Our board of directors has determined that all members of our audit committee are independent. Although our board of directors has determined that each of the members of our audit committee is financially literate and has experience analyzing or evaluating financial statements, at this time we do not have an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K under the Exchange Act serving on the audit committee. As a company whose stock is privately-held and given the financial sophistication and other business experience of the members of the audit committee, we do not believe that we require the services of an audit committee financial expert at this time.

Executive Committee

        Our executive committee's function is to act without full approval of our board of directors as to matters only in unusual situations, that, in the judgment of the executive committee, require immediate action where approval by the full board of directors is impractical, provide guidance to our board of directors and the holders of our Series of Class A Voting Common Stock in their decision-making process, and to make recommendations to our board of directors. Our executive committee is comprised of Messrs. Paul I. Detwiler, Jr., Donald L. Detwiler, Paul I. Detwiler, III, James W. Van Buren and Steven B. Detwiler. Paul I. Detwiler, Jr. also is the Chairman of the executive committee.

Independent Committee

        Our independent committee's function is to discuss the facts and circumstances of any dispute arising among our stockholders in their capacities as managers of our businesses when such dispute involves the operation and management of our businesses. Based upon its review of the facts and circumstances, which may include discussions with our stockholders and any other appropriate persons, our independent committee will develop a recommendation of possible courses of action, which recommendation is then submitted to our board of directors for its final approval or determination. Our independent committee is comprised of Messrs. Devorris, Gettig, McCarl and Webber. Mr. Gettig

is the chairman of our independent committee. Our board of directors has determined that all members of our independent committee are independent.

Code of Ethics

        As a private company we are not obligated to adopt a formal code of ethics, however we are in the process of upgrading our corporate governance and we plan to adopt a formal code of ethics in the near future.

Our Named Executive Officers

        Our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers (which we refer to collectively as our named executive officers) are as follows:

  •
  Paul I. Detwiler, Jr.—Director, Chairman of the Board and Executive Committee member;

  •
  Donald L. Detwiler—Chief Executive Officer, Director, Vice Chairman of the Board and Executive Committee member;

  •
  Paul I. Detwiler, III—President, Chief Financial Officer and Secretary, Director and Executive Committee member;

  •
  James W. Van Buren—Executive Vice President and Chief Operating Officer, Director and Executive Committee member, President, Work Area Protection Corp.; and

  •
  Steven B. Detwiler—Senior Vice President-Construction Materials, Director, Executive Committee Member and President, Buffalo Crushed Stone Division.

Compensation Discussion and Analysis

Our Compensation Philosophy and Objectives

        We are a privately-held company founded and wholly-owned by one family, the Detwiler family, and our senior management team, including all of our named executive officers, includes many third and fourth generation members of the Detwiler family. As a result, our executive compensation philosophy is streamlined. The compensation of our named executive officers is determined, reviewed and approved by our Chairman of the Board and our Chief Executive Officer in their sole discretion. Our Chairman of the Board and Chief Executive Officer consult on matters of executive compensation with our Chief Financial Officer and our Chief Operating Officer.

        Our executive compensation has four components to it:

  •
  base salary;

  •
  bonuses;

  •
  retirement benefits; and

  •
  perquisites and other personal benefits.

        Our goal is to ensure that our compensation practices are market, facilitate appropriate retention and reward superior performance. The components to our executive compensation are determined with the goal of motivating executives and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform for our company.

Elements of Compensation

        Base Salaries.    Base salaries are fixed in amount and not tied to performance. Our objective in establishing base salaries is to offer adequate and stable compensation to our named executive officers on a day-to-day basis for their work. Our named executive officers' base salaries depend on their position within the company and the scope of their responsibilities. The base salaries of our Chairman of the Board and our Chief Executive Officer generally move in tandem. Similarly the base salaries of our Chief Financial Officer and our Chief Operating Officer generally move in tandem. The exact amount of our named executive officers' base salary is reviewed annually. In reviewing base salaries, we consider:

  •
  the scope and/or changes in individual responsibilities;

  •
  overall compensation of the executive;

  •
  overall compensation for all our executive officers and employees;

  •
  market changes in compensation;

  •
  our financial condition and results of operations; and

  •
  individual performance.

        The base salaries for Paul I. Detwiler, III, James W. Van Buren and Steven B. Detwiler for fiscal year 2012 have increased by 3.1%, 3.1% and 3.3%, respectively, as compared to base salaries for fiscal year 2011. Base salaries for each of Paul I. Detwiler, Jr. and Donald L. Detwiler for fiscal year 2012 have remained the same as compared to base salaries for fiscal year 2011.

        Bonuses.    Our named executive officers are awarded cash bonuses based upon performance and the other discretionary elements described below. Our objective in establishing bonuses is to motivate executives to excel in their work, enhance retention and adequately reward outstanding services to our company. Bonuses are determined based on the following elements (each of which is not exclusive and with no particular weight assigned to any):

  •
  market changes in compensation; and

  •
  our financial condition and results of operations.

        Final bonus decisions are made by our Chairman of the Board and our Chief Executive Officer in consultation with our Chief Financial Officer. Bonuses are generally awarded annually at the end of the performance period. However, bonuses are also paid from time to time during the year to our named executive officers on a discretionary basis to reward specific accomplishments in connection with our operations or to cover certain expenses described under "Perquisites and Other Personal Benefits" below.

        Since February 28, 2011, bonuses in the amounts of $266,600 and $397,700 were paid to Donald L. Detwiler and Paul I. Detwiler, Jr., respectively.

        Retirement Benefits.    We provide certain retirement benefits to our executive officers in the form of an executive benefit plan which provides deferred compensation benefits as a reward to certain of our executives and other key employees and provides such persons with the opportunity to defer the receipt of certain compensation. Another important part of our compensation is our company-wide 401(k) plan. Our objective in establishing these plans is to enhance retention of our executive officers and employees in the long-term by providing them with flexibility in tax and financial planning and superior payout awards in a tax-efficient manner if they remain with us for at least four years or until retirement. Our named executive officers do not currently participate in our Executive Benefit Plan although they could be eligible for it. They do, however, participate in our company-wide 401(k) Plan.

        Perquisites and Other Personal Benefits.    We provide the following perquisites and other personal benefits to our named executive officers:

  •
  we have subscribed for company life insurance policies for each of our named executive officers and pay all premiums under such policies;

  •
  we pay or reimburse our named executive officers for membership dues in various country clubs;

  •
  we pay an annual car allowance to each of our named executive officers; and

  •
  we lease various aircraft and pay the charges related to the use of such aircraft by our named executive officers.

        We believe that extending these perquisites to our named executive officers is appropriate for the operation and management of our business which is heavily dependent on the ability of our executives to serve and travel rapidly and extensively throughout our geographic markets.

        Other Compensation.    We are wholly-owned by our founding family members and do not have any equity awards or other equity-incentive performance based compensation. We do not have employment agreements or change of control agreements with our named executive officers who are all part of our founding owner family. Because we are a privately-owned company, federal securities law provisions relating to shareholder advisory votes on executive compensation do not apply to us.

Compensation Committee

        Our Compensation Committee is comprised of Messrs. Devorris, Gettig, McCarl and Webber. Mr. Webber is the Chairman of the Compensation Committee. Our Board of Directors has determined that all members of our Compensation Committee are independent.

        Our Compensation Committee has not been active historically. However, we anticipate that in the future our Compensation Committee will review and make recommendations regarding:

  •
  the review, assessment and determination of the compensation of our management team;

  •
  the compensation structure of all our employees;

  •
  the performance of our executive officers and management team and adjustments to compensation and employment status; and

  •
  our incentive and benefit plans.

Summary Compensation Table

        The following table summarizes the compensation paid to our named executive officers for services rendered to us in all capacities during fiscal year 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)		Total ($)
Paul I. Detwiler, Jr. Director, Chairman of the Board and Executive Committee Member	2011	425,000	1,087,618	0	11,126	69,214	(2)	1,592,958
Donald L. Detwiler Chief Executive Officer, Director , Vice Chairman of the Board and Executive Committee Member	2011	425,000	935,796	0	11,126	43,932	(3)	1,415,854
Paul I. Detwiler, III President, Chief Financial Officer and Secretary, Director and Executive Committee Member	2011	325,000	631,025	0	11,126	16,752	(4)	983,903
James W. Van Buren Executive Vice President, Chief Operating Officer, Director and Executive Committee Member	2011	325,000	609,579	0	11,126	14,204	(5)	959,909
Steven B. Detwiler Senior Vice President-Construction Materials, Director and Executive Committee Member	2011	305,000	509,263	0	11,126	20,184	(6)	845,573

(1)
Includes only the amount contributed to 401(k) plans.

(2)
Includes company paid company life insurance premiums ($10,953), use of company aircraft ($55,948) and use of company automobile.

(3)
Includes company paid company life insurance premiums ($5,970), country club membership dues ($6,074), use of company aircraft ($29,575) and use of company automobile.

(4)
Includes company paid company life insurance premiums ($1,857), use of company aircraft ($11,076), use of company automobile ($1,813) and company paid supplemental disability insurance premiums ($2,006).

(5)
Includes company paid company life insurance premiums, country club membership dues ($3,938), use of company aircraft ($5,029), use of company automobile ($1,813) and company paid supplemental disability insurance premiums ($2,059).

(6)
Includes company paid company life insurance premiums, country club membership dues ($10,936), use of company aircraft ($3,734), use of company automobile and company paid supplemental disability insurance premiums ($2,156).

        401(k) Retirement Plan.    We maintain a tax-qualified retirement plan named the New Enterprise Stone & Lime Co.,  Inc. 401(k) Savings and Retirement Plan (the "401(k) Plan") that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. The 401(k) Plan allows eligible employees to contribute a percentage of their eligible compensation on a pre-tax basis subject to applicable Internal Revenue Code limits, and also permits executive officers to contribute on a post-tax basis. For executive officers, we match 100% of their elective deferral contributions, up to 3% of their total annual eligible compensation. We may also contribute a profit sharing contribution on behalf of eligible participants in an amount determined in our discretion. Matching and profit sharing contributions vest 20% per year after completing one year of service, and are 100% vested after five years of service. Our named executive officers participate in our 401(k) Plan.

Change of Control

        We do not have change of control agreements with our named executive officers who are all part of our founding owner family.

Director Compensation

        Our non-executive directors receive an annual retainer of $10,000 and a fee of $2,500 for each meeting of the Board of Directors or committee meeting which they attend. We also reimburse our non-executive directors for expenses incurred to attend meetings of our Board of Directors or committees. Our Board of Directors meets quarterly and may act by unanimous written consent or call special meetings between regularly scheduled board meetings, as necessary. Additional compensation may be paid to our directors in connection with special assignments, as may be determined by our Board of Directors from time to time. No such additional compensation has been paid to any non-executive director since March 1, 2011.

Director Compensation Table for Fiscal Year 2011

        The table below summarizes the compensation paid by us and earned or accrued by non-employee directors during fiscal year 2011.

Name	Fees Earned or Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Donald Devorris	27,500.00	0.00	0.00	27,500.00
William A. Gettig	30,000.00	0.00	0.00	30,000.00
F. James McCarl	30,000.00	0.00	0.00	30,000.00
Larry R. Webber	30,000.00	0.00	0.00	30,000.00

Compensation and Risk Management

        We believe that our compensation and benefit programs have been appropriately designed to attract and retain talent and properly incentivize employees. Certain factors in our compensation policies ensure that our named executive officers are not encouraged to take unnecessary risks in managing our business. Those factors include the multiple elements of our compensation programs which combine a balanced mix of fixed compensation with performance-based compensation and payouts to reward superior performance. We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on us, our subsidiaries and operations.

Compensation Committee Interlocks and Insider Participation

        None of our officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee. None of the members of our Compensation Committee is or was formerly an officer or employee of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        We have a Series of Class A Voting Common Stock, with a par value of $1.00, which we refer to as Class A Stock, and a Series of Class B Non-Voting Stock, with a par value of $1.00, which we refer to as Class B Stock. As of June 30, 2011, there were 20,500 shares of Class A Stock issued and outstanding and 250,925 shares of Class B Stock issued and outstanding.

        We have no equity compensation plans.

        Each holder of Class A Stock is entitled to one vote per share of Class A Stock, and each holder of Class B Stock is not entitled to vote except as otherwise mandated by Delaware law.

        The following table sets forth information, as of June 30, 201, regarding the beneficial ownership of our common stock. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise provided, the address of each individual or entity listed below is c/o New Enterprise Stone & Lime Co., Inc., 3912 Brumbaugh Road, P.O. Box 77, New Enterprise, Pennsylvania 16664.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		% Total Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Paul I. Detwiler, Jr.(1)	10,250	50.0	94,245	37.6	50.0
Donald L. Detwiler(2)	10,250	50.0	50,880	20.3	50.0
Paul I. Detwiler, III & Sandra K. Detwiler(3)	—	—	8,400	3.3	—
Steven B. Detwiler & Gina M. Detwiler(4)	—	—	8,400	3.3	—
Kim D. Van Buren & James W. Van Buren(5)	—	—	8,400	3.3	—
Paul I. Detwiler, III	—	—	11,333.3	4.5	—
Steven B. Detwiler	—	—	11,333.3	4.5	—
Joann D. Bull	—	—	4,200	1.7	—
Jennifer Detwiler	—	—	4,200	1.7	—
Jeffrey D. Detwiler	—	—	15,533.3	6.2	—
Kim D. Van Buren	—	—	17,000	6.8	—
Karen D. Bascom	—	—	17,000	6.8	—
Donald L. Detwiler 2000 GST Exempt Trust for Karen D. Bascom dated December 6, 2000(6)	—	—	25,440	10.1	—
Donald L. Detwiler 2000 GST Exempt Trust for Kim D. Van Buren dated December 6, 2000(7)	—	—	25,440	10.1	—
Paul I. Detwiler, Jr. 2000 GST Exempt Trust for Paul I. Detwiler, III dated December 27, 2000(8)	—	—	18,849	7.5	—
Paul I. Detwiler, Jr. 2000 GST Exempt Trust for Steven B. Detwiler dated December 27, 2000(9)	—	—	18,849	7.5	—
Paul I. Detwiler, Jr. 2000 GST Exempt Trust for Joann D. Bull dated December 27, 2000(10)	—	—	18,849	7.5	—
Paul I. Detwiler, Jr. 2000 GST Exempt Trust for Jennifer Detwiler DeLong dated December 27, 2000(11)	—	—	18,849	7.5	—
Paul I. Detwiler, Jr. 2000 GST Exempt Trust for Jeffrey D. Detwiler dated December 27, 2000(12)	—	—	18,849	7.5	—

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		% Total Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Named Executive Officers and Directors
Paul I. Detwiler, Jr.(1)	10,250	50.0	94,245	37.6	50.0
Donald L. Detwiler(2)	10,250	50.0	50,880	20.3	50.0
Paul I. Detwiler, III(13)	—	—	38,582.3	15.4	—
Steven B. Detwiler(14)	—	—	38,582.3	15.4	—
James W. Van Buren(15)	—	—	50,840	20.3	—
All directors and current executive officers as a group (16 persons)(16)	20,500	100.0	242,525	96.7	100.0

(1)
Represents shares of Class A Common Stock owned by Paul I. Detwiler, Jr. and shares of Class B Common Stock owned by certain trusts described in footnotes 8, 9, 10, 11 and 12 below of which Paul I. Detwiler, Jr. is deemed to have beneficial ownership as a result of his relationship to one or more of the co-trustees of the trusts.

(2)
Represents shares of Class A Common Stock owned by Donald L. Detwiler and shares of Class B Common Stock owned by certain trusts described in footnotes 6 and 7 below of which Donald L. Detwiler is deemed to have beneficial ownership as a result of his relationship to one or more of the co-trustees of such trusts.

(3)
Such shares are held by tenancy in the entirety.

(4)
Such shares are held by tenancy in the entirety.

(5)
Such shares are held by tenancy in the entirety.

(6)
Represents shares of Class B Common Stock held of record for the benefit of Karen D. Bascom, who also owns shares of Class B Common Stock in her own name. Lynnea K. Detwiler and Karen D. Bascom are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(7)
Represents shares of Class B Common Stock held of record for the benefit of Kim D. Van Buren, who also owns shares of Class B Common Stock in her own name. Lynnea K. Detwiler and Kim D. Van Buren are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(8)
Represents shares of Class B Common Stock held of record for the benefit of Paul I. Detwiler, III, who also owns shares of Class B Common Stock in his own name. Patricia Detwiler and Paul I. Detwiler, III are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(9)
Represents shares of Class B Common Stock held of record for the benefit of Steven B. Detwiler, who also owns shares of Class B Common Stock in his own name. Patricia Detwiler and Steven B. Detwiler are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(10)
Represents shares of Class B Common Stock held of record for the benefit of Joann D. Bull, who also owns shares of Class B Common Stock in her own name. Patricia Detwiler and Joann D. Bull are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(11)
Represents shares of Class B Common Stock held of record for the benefit of Jennifer Detwiler, who also owns shares of Class B Common Stock in her own name. Patricia Detwiler and Jennifer

  Detwiler are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(12)
Represents shares of Class B Common Stock held of record for the benefit of Jeffrey D. Detwiler, who also owns shares of Class B Common Stock in his own name. Patricia Detwiler and Jeffrey D. Detwiler are co-trustees of such trust and have shared voting and investment power over the shares listed in the table.

(13)
Represents 8,400 shares of Class B Common Stock held by tenancy in the entirety with his wife, 18,849 shares of Class B Common Stock held beneficially by the Paul I. Detwiler 2000 GST Exempt Trust for Paul I. Detwiler, III dated December 27, 2000 of which Mr. Detwiler is a co-trustee and 11,333.3 shares of Class B Common Stock held directly.

(14)
Represents 8,400 shares of Class B Common Stock held by tenancy in the entirety with his wife, 18,849 shares of Class B Common Stock held beneficially by the Paul I. Detwiler 2000 GST Exempt Trust for Steven B. Detwiler dated December 27, 2000 of which Mr. Detwiler is a co-trustee and 11,333.3 shares of Class B Common Stock held directly.

(15)
Represents 8,400 shares of Class B Common Stock held by tenancy in the entirety with his wife, 25,440 shares of Class B Common Stock held beneficially by the Donald L. Detwiler 2000 GST Exempt Trust for Kim D. Van Buren dated December 27, 2000 of which Mr. Van Buren's wife is a co-trustee and 17,000 shares of Class B Common Stock held directly by Mr. Van Buren's wife.

(16)
Includes shares of Class B Common Stock owned by certain trusts described in footnotes 6 through 12 above, of which our executive officers are deemed to have beneficial ownership as a result of relationships to one or more of the co-trustees for certain of the trusts.

        We do not have change of control agreements with our named executive officers who are all part of our founding owner family. If an executive officer who participates in our Executive Benefit Plan is terminated without cause or resigns for good reason within the two-year period immediately following a change of control, he or she will become immediately and fully vested in his or her entire account balance in the Executive Benefit Plan and such account balance will be paid to him or her in an immediate lump sum.

        We are party to amended and restated change of control agreements, which we refer to as change of control agreements, with each of Albert S. Schmidt, III, Douglas B. Danko and Kim W. Snyder, to whom we refer individually as an executive. With the exception of Mr. Snyder, whose change of control agreement is dated July 2, 2007, each of the change of control agreements are dated July 17, 2007. Pursuant to the change of control agreements, the executive will be entitled to a lump sum payment equal to three times his base salary (as of January 11, 2008), his average bonus for the three years preceding January 11, 2008 and certain insurance benefits if any of the following events occur prior to January 11, 2013: (i) the executive's employment is terminated without good cause (as defined in the change of control agreement); (ii) the nature and scope of the executive's responsibilities are materially reduced from that which the executive enjoyed immediately prior to January 11, 2008; (iii) the executive's base salary as of January 11, 2008, is reduced; or (iv) the executive is relocated (without the executive's consent) to a principal place of employment which is more than 50 miles from executive's principal place of employment immediately prior to January 11, 2008.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Restriction and Management Agreement

        On March 1, 1990, we entered into a stock restriction and management agreement, which we refer to as the stock restriction agreement, with Paul I. Detwiler, Jr. and Donald L. Detwiler, each of whom we refer to individually as a voting stockholder and collectively as the voting stockholders. The stock restriction agreement includes, among other things, restrictions on the transfer of common stock, provisions regarding the voting of the common stock as it relates to our board of directors and provisions regarding the management and operation of the Company.

  Right of First Refusal and Restrictions on Transfer of Common Stock

        Under the stock restriction agreement, the ability of the voting stockholders to transfer their shares of common stock is generally subject to a right of first refusal unless the transfer is to a spouse or lineal descendant. If the shares to be transferred to a spouse or lineal descendant are shares of voting stock, such transferee must at the time of such transfer be, and have been for the two years immediately preceding the transfer, active in our management. The voting stockholders are also restricted from transferring shares of common stock to any person or entity conducting a commercial enterprise engaged in business operations which compete directly or indirectly with us.

        If the proposed transfer is to someone other than a spouse or lineal descendant, we have a right of first refusal to purchase shares of common stock proposed to be transferred by either voting stockholder. If we decide not to exercise our right of first refusal, the other voting stockholder (in the case of voting common stock) and all of our remaining stockholders (in the case of non-voting common stock) may purchase the shares that are proposed to be transferred. If a voting stockholder ceases to be one of our full time employees (subject to certain exceptions), an offer will be deemed made by such voting stockholder to sell such voting stockholder's common stock, allowing us to repurchase such shares.

  Offer Rights

        The voting stockholders had put rights which required us to purchase at any time all or some of such voting stockholder's common stock. If we were unable to purchase the common stock by reason of a legal or contractual impediment, then the voting stockholders, subject to the terms and restrictions set forth in the stock restriction agreement, may have sold the voting common to other purchasers. On August 22, 2011, the stockholders of the Company amended the stock restriction agreement which, among other things, required the Company to purchase, at any time, all or some of a stockholder's common stock at the option of the individual stockholders. The amendment eliminated the stockholder's right to require the Company to purchase the common stock on a prospective basis.

  Additional Issuances

        We are prohibited from issuing any additional capital stock unless: (i) we receive consideration at least equal to the stated or par value of the common stock or the per share net book value of the preferred stock or (ii) it is to one of our directors, officers or employees pursuant to one of our plans.

  Public Offering

        The rights and obligations affecting the disposition of our common stock as set forth in the stock restriction agreement are terminated upon an initial public offering.

  Voting

        Each voting stockholder is entitled to nominate 50% of the directors entitled to vote. Each voting stockholder shall vote his shares of voting common stock for his and the other voting stockholder's nominees. An elected nominee's vacant position will be filled by the voting stockholder who originally selected the nominee. If a voting stockholder dies or is mentally disabled, his permitted transferee(s) will set forth the nominations. Any disagreement among such transferees will be resolved by a majority vote. Each transferee has one vote for each share of his voting stock. Once a nominee is chosen, all transferees must vote for him or her.

        Absent a contrary agreement and so long as each voting stockholder is able, each voting stockholder shall be entitled to nominate the same number of emeritus directors, which are non-voting directors, and vote for the other's nominees. Only a voting stockholder (not any permitted transferees) may nominate an emeritus director. An emeritus director vacancy will be filled only if the voting stockholders agree to fill it.

  Management

        Each voting stockholder manages certain operations of the Company. If a managerial dispute arises, the voting stockholders agree to refer it to the Independent Committee for a recommendation to be approved by our board of directors.

        Each voting stockholder must take certain actions in connection with the management of our business, including, but not limited to, maximizing investment returns, abiding by a cash management plan, adhering to a budget, utilizing a certain amount for capital improvements, establishing certain job descriptions and corporate policies and taking actions to maintain the independence of our board of directors.

  Restrictive Covenants

        The voting stockholders are subject to non-competition provisions while employed by us and, subject to limited exceptions, for a period of five years from the date upon which such voting stockholder's employment is terminated or such voting stockholder offers to sell his common stock. These non-competition provisions prohibit such voting stockholder from directly or indirectly owning, managing, operating, joining, controlling or participating in the ownership, management, operation or control of or be employed or otherwise connected in any manner with any commercial enterprise that is engaged in business operations which compete directly or indirectly with us.

        In addition, during the five year period described above, neither voting stockholder may: (i) solicit or aid in the solicitation of any business from any of our customers or (ii) disclose, or utilize on behalf of himself or any other person or business entity, any proprietary right of ours in any product, method or procedure whether or not such product, method or procedure is patented, trademarked or copyrighted.

  Sale or Liquidation of the Company

        All obligations to purchase or sell the common stock under the stock restriction agreement shall be terminated if: (i) we sell all or substantially all of our assets to be followed by a liquidation or (ii) an agreement is reached pursuant to which 90% of our issued and outstanding capital stock will be sold.

Transferee Stock Restriction Agreement

        Each of the non-voting stockholders of the Company, with the exception of the trusts, have executed a Transferee Stock Restriction Agreement. The terms of the Transferee Stock Restriction

Agreements, which we refer to as the transferee restriction agreements, are substantially similar to the terms of the stock restriction agreement, except the transferee restriction agreements: (i) do not include any terms regarding the management of our company and (ii) include a provision requiring the stockholder to vote any shares of voting stock acquired from the voting stockholders for directors nominated by such voting stockholder and (iii) include certain nomination rights in the event of the death or permanent mental disability of a voting stockholder. The transferee restriction agreements were amended to eliminate the stockholder's right to require the Company to purchase the common stock on a prospective basis.

Leases

        We lease our headquarters located in South Woodbury Township, Pennsylvania and an office building in Roaring Spring pursuant to two lease agreements with South Woodbury LP, a limited partnership controlled by trusts for the benefit of the Detwiler family and in which the Company owns a 1.0% general partnership interest. Both lease agreements expire on May 31, 2023, and each has one five year option to extend.

        Under these leases, we lease two tracts of land consisting of approximately 5.75 acres and an office building consisting of approximately 23,528 square feet in the borough of Roaring Spring, Blair County, Pennsylvania. The annual base rent is $0.4 million which may be reset to a fair market rate as provided in the lease. We have an option to purchase the premises for $1.7 million.

        We also lease 15.62 acres of land and an office building consisting of 70,000 square feet in South Woodbury Township, Bedford County, Pennsylvania. The annual base rent for this lease is $2.0 million, which may be reset to a fair market rate as provided in the lease. We have an option to purchase the premises for $11.1 million.

        In each of the fiscal years 2009, 2010 and 2011, we paid aggregate annual rent under these leases in the amount of $2.4 million.

Additional Arrangements

        Through two limited partnerships, James W. Van Buren owns 24.0% of Adlee Precast, Inc. d/b/a Ellenberger Precast Supply, which we refer to as Adlee. Mr. Van Buren is a limited partner in each of these partnerships. Mr. Van Buren is our Executive Vice President, Chief Operating Officer and a member of our Executive Committee on our Board of Directors. We entered into a letter agreement with Adlee dated May 1, 2006, pursuant to which we sell to Adlee various concrete products for use in its manufacture of precast medial products. Since March 1, 2009, Adlee has paid us approximately $2.5 million for products purchased from us. In addition, since March 1, 2009, we have paid Adlee approximately $3.0 million for products we purchased from Adlee. Mr. Van Buren receives no compensation in wages from Adlee. In addition, Adlee leases 10,000 square feet of industrial space from us pursuant to a lease agreement dated May 1, 2006 at our Roaring Spring quarry. On July 5, 2011, we terminated our agreement with Adlee.

        Kim W. Snyder, President of EII Transport Inc. is a director of Team Capital Bank. On December 27, 2007, Team Capital Bank was involved in issuing an approximately $0.2 million letter of credit to us which is collateralized by a cash escrow fund with Team Capital Bank. As of May 31, 2011, the interest rate for the account was 0.45%. Mr. Snyder received no benefit from this transaction and does not have an interest in it. The issuance of this letter of credit was made in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us and did not involve more than the normal risk of collectability or present other unfavorable features.

        Except as noted above, we believe each of the related party transactions are on an arm's length basis.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following summarizes the material provisions of certain of our indebtedness in addition to the indebtedness represented by the notes. This summary is not a complete description of such indebtedness. The description of our other indebtedness is qualified in its entirety by reference to the provisions of the agreements governing the terms of such other indebtedness.

        As of May 31, 2011, the aggregate outstanding principal balance of our first lien term loan ("term loan A"), first lien term loan B ("term loan B") and first lien revolving credit facility ("revolving credit facility") was $260.7 million. The balance of term loan A and term loan B was $83.3 million and $67.8 million, respectively, and borrowings under our revolving credit facility were $109.5 million with an additional $25.5 million available as of May 31, 2011.

Senior Secured Credit Facilities

        Our senior secured credit facilities consist of:

  •
  a first lien revolving credit facility under which we may borrow up to an aggregate amount of $135.0 million subject to a borrowing base calculation and which had an outstanding balance of $109.5 million as of May 31, 2011, which we refer to as the revolving credit facility;

  •
  a first lien term loan A in an aggregate principal amount of $83.3 million as of May 31, 2011, which we refer to as term loan A; and

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  a first lien term loan B in an aggregate principal amount of $67.8 million as of May 31, 2011, which we refer to as term loan B.

        We refer to the term loan A and term loan B collectively as the first lien term loans.

        Such description is not complete and is qualified in its entirety by reference to the complete text of the credit agreement and security documents, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

        Certain of our direct and indirect subsidiaries guarantee payment by us of any indebtedness under our senior secured credit facilities. Our obligations and the obligations of the guarantors under the senior secured credit facilities are secured by substantially all our assets and those of our subsidiary guarantors.

        The revolving credit facility terminates on January 11, 2013. The first lien term loans mature on January 10, 2014. We are required to make amortization payments under our senior secured credit facilities of approximately $5.8 million for fiscal year 2012 and $8.7 million for fiscal year 2013. We are required to repay our revolving credit facility in full in fiscal year 2013 and the remaining portions of our term loans in fiscal year 2014.

        The interest rates for our senior secured credit facilities are calculated in accordance with the terms of our credit agreement and may vary from time to time based on selections we make and as a result of changes in underlying reference rates. The interest rate options for loans under the revolving credit facility, term loan A and term loan B depend on our total leverage ratio. Under the credit agreement related to our senior secured credit facilities, the interest rate options for loans under our revolving credit facility and term loan A are: (i) a LIBOR based rate with a floor of 1.0% plus a margin ranging from 200 to 350 basis points and (ii) a rate based on the greater of (A) the prime rate, (B) the federal funds rate plus 0.5% and (C) one month LIBOR plus 2.0%, which we refer to as the ABR Rate, plus a margin ranging from 0 to 150 basis points. As of May 31, 2011, the interest rate on our term loan A was approximately 4.5%. As of May 31, 2011, the interest rate on our term loan B was approximately 5.0%. As of May 31, 2011, the interest rate on our revolving credit facility was approximately 4.52%.

        The second amended and restated credit agreement governing our senior secured credit facilities contains covenants that restrict various aspects of our business and operations, including our ability to make capital expenditures, incur operating lease expense, incur additional indebtedness, incur liens, make loans, investments or acquisitions, make distributions on our capital stock or payments on subordinated indebtedness, enter into mergers or dispose of assets and enter into a transaction which would constitute a change in control. In connection with the offering of notes, we amended our senior secured credit facilities to permit the issuance of notes and the use of proceeds therefrom and to provide us with greater operational flexibility. The remaining second amended and restated credit includes restrictions on our ability to repay, redeem, repurchase or otherwise retire the notes prior to their scheduled maturity.

        The second amended and restated credit includes customary events of default, including for breaches of the credit agreement and related documents, bankruptcy, material adverse effect and cross-defaults based on defaults under other agreements or indebtedness. A default under the notes would constitute an event of default under the credit agreement. The credit agreement also contains subjective acceleration clauses which allow the lenders to declare amounts outstanding under the financing arrangements due and payable if a Material Adverse Change, as defined in the second amended and restated credit, occurs.

        Under the second amended and restated credit, we are required to meet certain financial covenants, including a minimum net worth test, a fixed charge coverage ratio test and a total leverage ratio test. If we fail to meet these financial performance measures and our lenders do not agree to a waiver or amendment, then there would be an event of default under the credit agreements.

        Under the net worth test, we are required to maintain as of the end of each fiscal year a consolidated net worth of not less than the sum of (a) 75.0% of our net worth as of May 31, 2011, plus (b) 50% of cumulative net income since March 1, 2010, plus (c) 90.0% of the net proceeds from the issuance of equity since January 11, 2008.

        Under the fixed charge coverage ratio test, we are required to maintain a fixed charge coverage ratio of at least 1.05 to 1 as the end of each fiscal quarter through August 31, 2012 and at least 1.10 to 1.00 as at the end of each fiscal quarter thereafter.

        Under the total leverage ratio test, we are required to maintain a total leverage ratio of no more than 5.50 to 1 as at the end of each fiscal quarter through May 31, 2011 and no more than 5.90 to 1.00 as at the end of each fiscal quarter thereafter.

        During the last quarter of the fiscal year our second amended and restated credit agreement requires us to maintain a balance under the revolving credit facility of no more than $85.0 million for 30 consecutive days.

        Pursuant to the second amended and restated credit, we also agreed to limit capital expenditures to a maximum of $30.0 million per year. Our total leverage ratio for any relevant period is defined as the ratio of "Average Indebtedness" for that period to "EBITDAR" for that period. "Average Indebtedness" for any period means, (a) with respect to revolving loans, (i) the average daily outstanding principal amount of our revolving loans during such period less (ii) if such period ends within twelve months of August 18, 2010, $43,500,000 and, (b) with respect to all other indebtedness, the outstanding principal amount of such indebtedness (or the equivalent amount for lease obligations) at the end of such period. "EBITDAR" for any period means net income plus the sum of the following (to the extent deducted in the computation of such net income and without duplication): (a) depreciation expense and cost depletion; (b) amortization expense; (c) interest expense; (d) the sum

(without duplication) of all taxes payable by us and our subsidiaries and restricted payments permitted in respect of taxes to our shareholders (but, if there is a net tax benefit, such tax benefit shall be deducted from net income in calculating EBITDAR); and (e) all expenses relating to synthetic leases and operating leases.

        On August 26, 2011, we entered into a new $20 million senior secured credit facility which will mature on March 1, 2012 and bears an interest rate of LIBOR plus a 5% margin. This facility is secured by mortgages on certain of our real estate facilities.

Land and Equipment Obligations

        We have a term loan secured by specified equipment with an outstanding balance of $3.8 million as of May 31, 2011, which we refer to as the equipment loan. The agreement governing the equipment loan includes covenants substantially similar to those in the credit agreement for the first lien term loans. The equipment loan matures on August 2012, and prior to maturity amortizes in consecutive monthly installments of approximately $0.2 million. The interest rate options for the equipment loan are LIBOR plus 3.50% or Prime Rate plus 3.50%. As of May 31, 2011, the effective rate of interest was 3.71%. The equipment loan includes covenants substantially similar to those included in the credit agreement for the senior secured credit facilities.

        We also have various other loans secured by mortgages on real property or certain specified equipment, with an aggregate outstanding balance of $17.9 million as of May 31, 2011. All loans provide for at least annual payments, which include interest up to 10.0% per annum. Principally all loans are secured by the land and equipment acquired. During fiscal year 2011, we incurred additional debt for such purposes of $3.5 million.

Industrial Development Authority Bonds

        We obtained debt financing in connection with the following three series of industrial development authority bonds:

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  $6,000,000 Berks County Industrial Development Authority variable rate demand/fixed rate revenue bonds (Stabler Companies Inc. Project) series of 1998, which we refer to as the Berks County bonds;

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  $4,500,000 Bradford County Industrial Development Authority variable rate demand/fixed rate revenue bonds (State Aggregates Inc. Project) series of 2000, which we refer to as the Bradford County bonds; and

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  $8,465,000 Union County Industrial Development Authority variable rate demand/fixed rate revenue bonds (Stabler Companies Inc. Project) series of 2001, which we refer to as the 2001 Union County bonds.

        In connection with each of the Berks County bonds, Bradford County bonds, 2001 Union County bonds and 2005 Union County bonds, we have entered into a loan agreement with the respective industrial development authority, pursuant to which we make payments at times and in amounts sufficient to provide for the full and timely payment of the bonds as the payments become due and payable under a trust indenture between the respective industrial development authority and trustee. In connection with each series of bonds, our payment obligations are secured by an irrevocable letter of credit delivered to the trustee by a bank pursuant to a letter of credit agreement. As of the date of this prospectus, M&T is the trustee and issuer of the letter of credit for each series of bonds. Each series of bonds bears interest at a variable rate, subject to conversion to a fixed rate at our option. The loan agreements, letter of credit agreements and other bond documents contain representations, warranties, indemnifications and other covenants.

        As of May 31, 2011, the effective interest rate for the following industrial bonds ranges from approximately 0.4% to 0.5%.

        The Berks County bonds mature on October 1, 2013, and principal payments of $400,000 are due annually on October 1. We fund the principal payments through payment of equal monthly installments to a sinking fund account maintained at M&T. As of May 31, 2011, $1.2 million of principal remained outstanding.

        The Bradford County bonds mature February 1, 2015, and varying principal payments, ranging from $335,000 in 2010 to $395,000 in 2015, are due annually on February 1. We fund the principal payments through payment of quarterly installments to a sinking fund account maintained at M&T. As of May 31, 2011, $1.5 million of principal remained outstanding.

        The 2001 Union County Bonds and the 2005 Union County bonds mature May 1, 2022, and principal payments of $425,000 are due annually on May 1. We fund the principal payments through payment of equal monthly installments to a sinking fund account maintained at M&T. As of May 31, 2011, $4.7 million of principal remained outstanding.

        On May 13, 2011, we redeemed the Susquehanna County Industrial Development Authority Tax-Exempt Adjustable Mode Industrial Development Revenue Bonds (Stabler Companies Inc. Project) Series of 2005 for the entire outstanding principal amount of $3.8 million, with the proceeds from a $4.0 million unsecured loan from M&T Bank. The unsecured note from M&T Bank matures in May 2014 and the interest rate is LIBOR plus a margin of 3.75%. The effective interest rate as of May 31, 2011 was 3.94%. There were no additional covenants associated with the borrowing.

Capital Leases

        We have various arrangements for the lease of machinery and equipment which qualify as capital leases. These arrangements typically provide for monthly payments, some of which include residual value guarantees if we were to terminate the arrangement during certain specified periods of time for each underlying asset under lease. Our capital lease obligation as of May 31, 2011 was $12.3 million.

 DESCRIPTION OF THE NOTES

        On August 18, 2010, New Enterprise Stone & Lime Co., Inc. issued $250,000,000 in aggregate principal amount of old notes under an indenture (the "Indenture"), dated as of August 18, 2010, among the Company, the Guarantors (as defined below) and Wells Fargo Bank National Association, as trustee (the "Trustee"). The exchange notes will be issued under the Indenture. The exchange notes will evidence the same debt as the old notes. Consequently, the old notes and exchange notes will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the exchange notes are identical in all material respects to the old notes, except the exchange notes will not contain transfer restrictions and holders of exchange notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements. Wells Fargo, N.A., as trustee of the old notes, will authenticate and deliver exchange notes for original issue only in exchange for a like principal amount of old notes. Any old notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding exchange notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old notes and the exchange notes outstanding.

        The old notes and the exchange notes are referred collectively in this section of the prospectus as the "Notes." The statements under this caption relating to the Indenture, the Notes and the Note Guarantees are summaries and are not a complete description of the Indenture, the Notes or the Note Guarantees, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions." For purposes of this section of the prospectus, references to the "Company", "we", "us", "our" or similar terms shall mean New Enterprise Stone & Lime Co., Inc. without its subsidiaries. Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the Indenture. A copy of the Indenture is available upon request from the Company.

General

        The Notes will mature on September 1, 2018. The Company may issue additional notes (the "Additional Notes") under the Indenture, subject to the limitations described below under the covenant "Limitation on Incurrence of Debt." The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase and will be substantially identical other than the issuance date and the dates from which interest will accrue.

        Interest on the Notes will be payable at 11% per annum. Interest on the Notes will be payable semi-annually in arrears on March 1 and September 1, and commenced on March 1, 2011. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding February 15 and August 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the office of the Trustee or an agent thereof, which initially will be the corporate trust office of the Trustee located at MAC N9311-110, 625 Marquette Ave., Minneapolis, MN 55479; provided, however, that payment of interest may be made at the option of the paying agent by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees by Domestic Subsidiaries

        The Notes will be guaranteed on a joint and several basis by the Guarantors (the "Note Guarantees"). Not all Subsidiaries will Guarantee the Notes. Neither Unrestricted Subsidiaries nor Domestic Subsidiaries that are not guarantors under the Credit Agreement will guarantee the Notes. In addition, if in the future we have any Foreign Subsidiaries they will not guarantee the Notes. As of the date of the Indenture, each of our Domestic Subsidiaries were Guarantors except Rock Solid Insurance Company, NESL II, LLC, Kettle Creek Partners GP, LLC and Kettle Creek Partners, L.P. The Note Guarantees were senior unsecured obligations of each Guarantor and will rank equally with all existing and future senior unsecured Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees will be effectively subordinated to any secured debt of such Guarantor to the extent of the assets securing such debt. The Indenture provides that the obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law. By virtue of this limitation, a Guarantor's obligations under its Note Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guarantee.

        As of the date of the Indenture, all of our Domestic Subsidiaries were "Restricted Subsidiaries" except NESL II, Kettle Creek Partners GP, LLC and Kettle Creek Partners, L.P. Under the circumstances described below under the subheading "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries," any of our Subsidiaries may be designated as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes.

        Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Notes.

        The Indenture provides that the Note Guarantee of a Guarantor (and any of its Subsidiaries that are Guarantors) will be automatically and unconditionally released:

          (a)   in the event of a sale or other transfer or disposition of all of the Capital Interests in any Guarantor to any Person that is not (after giving effect to such transaction) a Restricted Subsidiary of the Company in compliance with the terms of the Indenture, or in the event all or substantially all the assets or Capital Interests of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person that is not (after giving effect to such transaction) a Restricted Subsidiary of the Company in compliance with the terms of the Indenture;

          (b)   upon the designation of such Guarantor as an Unrestricted Subsidiary in compliance with the provisions described under the subheading "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries";

          (c)   in connection with a defeasance of the Notes or satisfaction and discharge of the Indenture in accordance with the terms of the Indenture; or

          (d)   upon a sale of Capital Interests which causes such Guarantor to cease to be a Restricted Subsidiary if such sale does not violate any provision of the Indenture.

        Not all of our Subsidiaries will guarantee the Notes. The Company's non-Guarantor Subsidiaries accounted for approximately 3.2% (excluding intercompany eliminations) of the total assets of the Company and its Subsidiaries determined in accordance with GAAP as of May 31, 2011.

Ranking

  Ranking of the Notes

        The Notes will be senior unsecured obligations of the Company. As a result, the Notes:

  •
  will rank equally in right of payment with all existing and future Debt of the Company that is not by its terms expressly subordinated in right of payment to the Notes;

  •
  will rank senior in right of payment to all existing and future Debt of the Company that is by its terms expressly subordinated in right of payment to the Notes;

  •
  will be effectively subordinated in right of payment to all of the Company's existing and future secured obligations to the extent of the assets securing such obligations; and

  •
  will be effectively subordinated to the Debt and other obligations of the non-Guarantor Subsidiaries.

        The Debt under the Credit Agreement is secured by substantially all of the Company's assets and guaranteed by the Guarantors, which guarantees in turn are secured by substantially all of such Guarantors' assets. Accordingly, while the Notes rank equally in right of payment with the Debt under the Credit Agreement and all other liabilities not expressly subordinated by their terms to the Notes, the Notes are effectively subordinated to the Debt outstanding under the Credit Agreement to the extent of the value of the assets securing such Debt.

        As of May 31, 2011 the Company and its Subsidiaries had approximately $553.3 million of Debt outstanding (including the Notes), $297.0 million of which was secured debt. In addition, we had $25.5 million of availability under the Credit Agreement, all of which was secured. Our non-Guarantor Subsidiaries had $18.2 million of liabilities (excluding intercompany eliminations) that ranked structurally senior to the Notes.

        See "Risk Factors—Risks Related to the Notes and Our Indebtedness—Your Right to Receive Payment on the Notes Will be Effectively Subordinated to the Liabilities of Our Non-guarantor Subsidiaries."

Ranking of the Note Guarantees

        Each Note Guarantee is a senior unsecured obligation of the Guarantor. As such each Note Guarantee:

  •
  will rank equally in right of payment with all existing and future Debt of the Guarantor that is not by its terms expressly subordinated in right of payment to the Note Guarantee of such Guarantor;

  •
  will rank senior in right of payment to all existing and future Debt of the Guarantor that is by its terms expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

  •
  will be effectively subordinated in right of payment to all of the Guarantor's existing and future secured obligations to the extent of the assets securing such obligations.

Sinking Fund

        There are no mandatory sinking fund payment obligations with respect to the Notes.

Optional Redemption

        The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after September 1, 2014, upon not less than 30 nor more than 60 days' notice (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of Notes or a satisfaction and discharge of the Indenture) at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning September 1 of the years indicated:

Year	Redemption Price
2014	105.500%
2015	102.750%
2016 and thereafter	100.000%

        At any time prior to September 1, 2014, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days' prior notice at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, but not including, the date of redemption (the "Redemption Date"), subject to the rights of Holders of Notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date.

        In addition to the optional redemption of the Notes in accordance with the provisions of the preceding paragraphs, prior to September 1, 2013, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (which include Additional Notes, if any) at a redemption price equal to 111.000% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes originally issued under the Indenture (which include Additional Notes, if any) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries) and that any such redemption occurs within 120 days following the closing of any such Qualified Equity Offering.

        If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate.

        No Notes of less than $2,000 shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption so long as the Company timely delivers funds to the Trustee for such redemption.

        The Company may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date (subject to the right of Holders of Notes of record on the relevant regular record date to receive interest due to an interest payment date that is on or prior to the Purchase Date). For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) not later than 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price (provided that the running of such 30-day period shall be suspended, for up to a maximum of 30 days, during any period when the commencement of such Offer to Purchase is delayed or suspended by reason of any court's or governmental authority's review of or ruling on any materials being employed by the Company to effect such Offer to Purchase, so long as the Company have used and continue to use their commercial best efforts to make and conclude such Offer to Purchase promptly) and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase. The Company may commence an Offer to Purchase in respect of a Change of Control prior to the consummation of such Change of Control if a definitive agreement for such Change of Control is in place at the time of such Offer to Purchase. If the Offer to Purchase is commenced prior to the occurrence of the Change of Control, the Offer maybe conditioned upon the occurrence of the Change of Control.

        The phrase "all or substantially all," as used in the definition of "Change of Control," has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

        The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

        The definition of Change of Control may be amended or modified, and our obligation to make an offer to repurchase the Notes in connection with a Change of Control may be modified or waived, with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver."

        In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a "Change of Control" that would trigger your right to require us to repurchase your Notes as described above.

        The Company will be required to comply with the requirements of any applicable securities laws or regulations in connection with any repurchase of the Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption."

        The Company's ability to pay cash to the Holders of Notes upon a Change of Control may be limited by the Company's then existing financial resources. Further, the agreements governing the Company's other Debt contain, and future agreements of the Company may contain, restrictions on purchases of the Notes and provisions that certain events that would constitute a Change of Control constitute a default thereunder. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control would trigger a default or occurred at the same time as a change of control event under one or more of the Company's other Debt agreements, the Company's ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company's then existing financial resources. See "Risk Factors—Risks Related to the Notes and our Indebtedness—We May Not be Able to Raise the Funds Necessary to Finance the Change of Control Offer Required by the Indenture."

Certain Covenants

        Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt), unless, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (other than any Debt Incurred under the revolving portion of a credit agreement), had been Incurred and the proceeds thereof had been applied at the beginning of such Four Quarter Period, and any other Debt repaid since the beginning of such Four Quarter Period had been repaid at the beginning of such Four Quarter Period, would be greater than 2.25:1 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

        If, during the Four Quarter Period or subsequent thereto and on or prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

        If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

        Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

        For purposes of determining any particular amount of Debt under this "Limitation on Incurrence of Debt" covenant, (x) Debt under the Credit Agreement on the Issue Date shall initially be treated as Incurred pursuant to clause (i) of the definition of "Permitted Debt," and (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Incurrence of Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and the first paragraph of this "Limitation on Incurrence of Debt" covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this covenant.

        The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

          (a)   no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

          (b)   after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the "Limitation on Incurrence of Debt" covenant; and

          (c)   after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (vi), (vii), (viii), (ix) and (x) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

            (1)   50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter that includes the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such proposed Restricted Payment for which internally prepared financial statements are available, plus

            (2)   100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the initial issuance of the Notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than Capital Interests or Debt sold to a Subsidiary of the Company), plus

            (3)   an amount equal to the sum of (A) the net reduction in Restricted Investments, subsequent to the date of the initial issuance of the Notes, in any Person, resulting from payments of interest on Debt, dividends, distributions, repurchases, redemptions, repayments of loans or advances, proceeds realized on the sale of such Restricted Investment and proceeds representing a return of capital (but only to the extent such interest, dividends, distributions, repurchases, redemption, repayments or proceeds are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries); plus (B) the portion (proportionate to the equity interest of the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated as a Restricted Subsidiary in accordance with the terms of the Indenture, provided, however, that the amount determined in the case of (A) or (B) above shall not exceed, in the case of any such Person, the amount of Investments (excluding Permitted Investments) previously made by the Company or any Subsidiary of the Company in such Person or Unrestricted Subsidiary, as the case may be.

        Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (iv) or (vii), immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

              (i)    the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

              (ii)   the retirement of any Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or any Restricted Payment made out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the

      Company) of Qualified Capital Interests of the Company or contribution to the common equity capital of the Company;

              (iii)  the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company that is subordinate in right of payment to the Notes (or, in the case of Debt of a Guarantor, subordinate in right of payment to such Guarantor's Guarantee of the Notes) out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or a Restricted Subsidiary Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Company or from the proceeds of a contribution to the common equity capital of the Company;

              (iv)  the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of any class of its Capital Interests on a pro rata basis;

              (v)   the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by future, current or former employees, officers, directors or shareholders of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $1.5 million in any calendar year; provided, however that any unused amounts in any calendar year may be carried forward to one or more future periods (in each case, plus the amount of any proceeds received in respect of key-man life insurance);

              (vi)  repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

              (vii) payment on account of Redeemable Capital Interests incurred in accordance with the "Limitations on Indebtedness" covenant;

              (viii)  the repurchase, redemption, retirement or other acquisition for value of any subordinated Debt pursuant to provisions similar to those described under "Change of Control" and "Asset Sales" provided that all Notes tendered by holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, retired or acquired for value;

              (ix)  contributions of cash, real property or other property to an Unrestricted Subsidiary consisting of cash, real property or other property received by the Company in an amount equal to a contribution to the Company's common equity capital or a purchase of the Company's Capital Interests (other than Disqualified Stock of the Company) and any related Investment in such Unrestricted Subsidiary by the Company or a Guarantor; provided that such cash, real property or other property is specifically identified in an Officers' Certificate delivered to the Trustee; provided, further that the amount of any such net cash proceeds that are utilized for any cash Restricted Payment will be excluded from clause (c) of the preceding paragraph;

              (x)   the purchase by the Company of fractional shares upon conversion of any securities of the Company into Capital Interests of the Company; and

              (xi)  other Restricted Payments not in excess of $15.0 million in the aggregate.

        If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Board of Directors of the Company, would be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company's financial statements affecting Consolidated Net Income.

        If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this "Limitation on Restricted Payments" covenant, in each case to the extent such Investments would otherwise be so counted.

        If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the "Limitation on Asset Sales" covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of "Restricted Payments," the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of "Restricted Payments."

        For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

        For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (i) through (xi) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

        With respect to the designation of a Subsidiary as an Unrestricted Subsidiary, the amount of the Restricted Payment will be an amount equal to the portion attributable to the Company (based on the proportion of the Capital Interests held by the Company and its Restricted Subsidiaries in such Subsidiary) of the greater of the Fair Market Value or book value of such Subsidiary. The amount of all other Restricted Payments (other than those made in cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the Notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

        However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

          (a)   any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any agreement, document or instrument in connection therewith and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date, as determined in good faith by the Board of Directors;

          (b)   any encumbrance or restriction contained in any agreement, document or instrument governing Debt Incurred after the Issue Date in accordance with the "Limitations on Debt" covenant, provided that such agreements, documents or instruments are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in Credit Agreement on the Issue Date, as determined in good faith by the Board of Directors;

          (c)   any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

          (d)   any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

          (e)   any encumbrance or restriction pursuant any agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (d) or clauses (m), (n) or (o) below, so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

          (f)    customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (g)   any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

          (h)   any encumbrance or restriction by reason of applicable law, rule, regulation or order;

          (i)    any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

          (j)    any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

          (k)   restrictions on cash and other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

          (l)    provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into the ordinary course of business;

          (m)  any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

          (n)   purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business and security documents related thereto that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof;

          (o)   Liens securing Debt otherwise permitted to be incurred under the provisions of the covenant described above under the caption "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens; and

          (p)   customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements (including the Capital Interests of any joint venture or other entity which is the subject of such agreements).

        Nothing contained in this "Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the Indenture.

Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to an assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability; and

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Eligible Cash Equivalents within 180 days of their receipt to the extent of the cash received in that conversion.

        Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

          (1)   to permanently repay secured Debt of the Company and/or its Restricted Subsidiaries and/or satisfy all mandatory repayment obligations under any Credit Facility arising by reason of such Asset Sale and, if the Debt repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (3)   to make a capital expenditure in or that is used or useful in a Permitted Business;

          (4)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

          (5)   any combination of the foregoing.

        Pending final application of the Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner not prohibited under the Indenture.

        Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding two paragraphs of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, within thirty days thereof, the Company will be required to make an Offer to Purchase to all Holders of Notes, Additional Notes and all holders of other Debt that ranks pari passu with the Notes that contains provisions similar to those set forth in the Indenture with respect to offers to repay, purchase or redeem such Debt with the proceeds of sales of assets, in an aggregate amount equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes, Additional Notes and other pari passu debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the excess proceeds shall be allocated pro rata to the Notes, Additional Notes and other pari passu debt and the Trustee will select the Notes and such Additional Notes to be purchased on a pro rata basis, and if necessary by lot or by any other method the Trustee shall deem fair and appropriate so long as the minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof are maintained. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

        The definition of Asset Sale may be amended or modified, and our obligation to make an offer to repurchase the Notes in connection with an Asset Sale may be modified or waived, with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver."

        The Company will comply with the requirements of any applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

        The Company's ability to pay cash to the Holders of Notes upon an Asset Sale may be limited by the Company's then existing financial resources. Further, the agreements governing the Company's other Debt contain, and future agreements of the Company may contain, restrictions on purchases of the Notes. If the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon an Asset Sale would trigger a default under one or more of the Company's other Debt agreements, the Company's ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Company's then existing financial resources.

Limitation on Transactions with Affiliates

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Unrestricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary other than transactions solely among any of the Company and its Restricted Subsidiaries (an "Affiliate Transaction") involving aggregate consideration in excess of $2.5 million, unless:

              (i)    such business, transaction or series of related transactions is on terms not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's length transaction between unaffiliated parties; and

              (ii)   with respect to an Affiliate Transaction involving an amount or having a value in excess of $5.0 million the Company delivers to the Trustee an Officers' Certificate stating that such business, transaction or series of related transactions complies with clause (i) above.

        In the case of an Affiliate Transaction involving an amount or having a value in excess of $10.0 million but less than or equal to $20.0 million, the Company must obtain either (x) a resolution of the Board of Directors (including a majority of Independent Directors, but in no event fewer than two Independent Directors) certifying that such Affiliate Transaction complies with clause (i) above or (y) a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view. In the case of an Affiliate Transaction involving an amount or having a value in excess of $20.0 million, the Company must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

        For purposes of determining the value of any Affiliate Transaction for purposes of this covenant with respect to any lease, agreement or other arrangement providing for payments over a period of time, the value of such Affiliate Transaction shall equal the aggregate amount of payments that are to be made over a five (5) year period from the commencement of such Affiliate Transaction.

        The foregoing limitation does not limit, and shall not apply to:

          (1)   Restricted Payments that are permitted by the provisions of the Indenture described above under "—Limitation on Restricted Payments" and Permitted Investments permitted under the Indenture,

          (2)   the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors,

          (3)   the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith,

          (4)   transactions between or among the Company and/or its Restricted Subsidiaries,

          (5)   the issuance of Capital Interests (other than Redeemable Capital Interests) of the Company otherwise permitted hereunder,

          (6)   any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is, in the good faith judgment of the Board of Directors, not materially more disadvantageous, taken as a whole, to the Company,

          (7)   loans or advances to employees in the ordinary course of business not to exceed $2.5 million in the aggregate at any one time outstanding; and

          (8)   any merger or consolidation of the Company with an Affiliate of the Company solely for the purpose of (a) reorganizing to facilitate an initial public offering of the Capital Interests of the Company, (b) forming or collapsing a holding company structure, or (c) reincorporating the Company in a new jurisdiction.

Provision of Financial Information

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish without cost to the Trustee and the Holders of Notes, within 15 days after the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual reports, including financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial

  Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        All such reports will be prepared in all material respects in accordance with the informational requirements applicable to such reports. In addition, whether or not required by the Commission, for so long as any Notes are outstanding, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods; provided, however, that notwithstanding the foregoing, until such time as the registration statement relating to the exchange offer and/or shelf registration statement as required by the registration rights agreement has been filed with the Commission, the Company shall not be required to (i) file any of the information and reports referred to in clauses (1) and (2) above with the Commission, (ii) make available any information regarding director and management compensation or the occurrence of any of the events set forth in Items 1.01, 1.02, 2.02, 2.05, 2.06, 3, 5.01, 5.02(e)—(f), 5.03-5.07, 6, 7, 8 or 9 of Form 8-K, (iii) comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein or Rule 3-10 or Rule 3-16 of Regulation S-X, (iv) provide any information that is not otherwise similar to information currently included in the Prospectus or (v) post such information on its website except as set forth in the next paragraph below. In addition, notwithstanding the foregoing, the Company will not be required to (i) comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration or shelf registration statement. If, at any time the Company becomes subject to the periodic reporting requirements of the Exchange Act and thereafter ceases to be so subject for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above for so long as any Notes are outstanding and not held by the Company or an Affiliate, unless the Commission will not accept such a filing. The Company will not take any action for the purpose of causing the Commission not to accept any such filings. If the Commission will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on a restricted portion of its website not accessible to the public generally within the time periods that would apply if the Company were required to file those reports with the Commission.

        Until such time as the registration statement relating to the exchange offer and/or shelf registration statement as required by the registration rights agreement has been filed with the Commission, to the extent that the Company does not file such information with the Commission, the Company will deliver such information and such reports to the Trustee and post such information and such reports to Intralinks or a comparable password protected online data system, such that such information and such reports are available electronically to (a) any Holder, (b) any beneficial owner of the Notes who certifies that it is a beneficial owner of the Notes, (c) any prospective investor who certifies that it is an Qualified Institutional Buyer (as defined in the Securities Act) or (d) any securities analyst who certifies that it is a securities analyst and who requests a password from the Company and agrees to treat such information as confidential; provided that with respect of the Company's fiscal quarter ending August 30, 2010, such information and reports shall not be required to be delivered prior to 60 days after the end of such fiscal quarter.

        In addition, until such time as the registration statement relating to the exchange offer and/or shelf registration statement as required by the registration rights agreement has been filed with the Commission and so long as any Notes are outstanding, the Company will also:

          (1)   within 15 business days after filing with the Trustee the annual and quarterly information required pursuant to clauses (1) and (2) of the first paragraph of this section, hold a conference call to discuss such reports and the results of operations for the relevant reporting period; and

          (2)   issue a press release to an internationally recognized wire service no fewer than three business days prior to the date of the conference call required to be held in accordance with clause (1) above, announcing the time and date of such conference call and either including all information necessary to access the call or directing Holders of the Notes, prospective investors that certify that they are qualified institutional buyers, securities analysts and market makers to contact the appropriate person at the Company to obtain such information.

        Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the Holders of Notes if it has filed (or, in the case of a Form 8-K, furnished) such reports with the Commission via the EDGAR filing system and such reports are publicly available. The Company will also not be required to post any such information, certificates or reports described above on its website prior to the effectiveness of the exchange offer or shelf registration statement. Furthermore, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offers contemplated by the registration rights agreement relating to the Notes or the effectiveness of the shelf registration statement by (1) the filing with the Commission of the exchange offer registration statement and/or shelf-registration statement in accordance with the provisions of the registration rights agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) if not otherwise permitted to file with the Commission prior to such time, the posting of reports that would be required to be filed with the Commission and provided to the trustee under the indenture and the Holders on the Company's website.

Additional Note Guarantees

        The Indenture provides that the Company will cause each Domestic Subsidiary (other than an Unrestricted Subsidiary) that (i) guarantees any Credit Facility of the Company or a Guarantor, or (ii) Incurs any debt for borrowed money in excess of $5 million to guarantee the Notes; provided, that to the extent a Domestic Subsidiary is (x) subject to any instrument governing Acquired Debt, as in effect at the time of acquisition thereof, that prohibits such Domestic Subsidiary from issuing a Note Guarantee, or (y) is prohibited by law from guaranteeing the Notes or would experience adverse regulatory consequences as a result of guaranteeing the Notes, then such Domestic Subsidiary shall not be required to guarantee the Notes until it is permitted to do so pursuant to the terms of such Acquired Debt or such legal or regulatory limitations.

Limitation on Creation of Unrestricted Subsidiaries

        The Company may designate any Subsidiary of the Company to be an "Unrestricted Subsidiary" as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. An Unrestricted Subsidiary shall not be subject to any of the covenants in the Indenture, notwithstanding any provisions thereof which restrict the Issuer and its Restricted Subsidiaries from engaging in transactions directly or indirectly.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

            (x)   the Subsidiary to be so designated has total assets of $1,000 or less; or

            (y)   immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the "Limitation on Incurrence of Debt" covenant; and provided further that the Company could make a Restricted Payment in an amount equal to the portion attributable to the Company (based on the proportion of the Capital Interests held by the Company and its Restricted Subsidiaries in such Subsidiary) of the greater of the Fair Market Value or book value of such Subsidiary pursuant to the "Limitation on Restricted Payments" covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

        An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the "Limitation on Incurrence of Debt" covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the "Limitation on Liens" covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

        The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person), or transfer all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

          (i)    either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the property and assets of the Company (such Person, the "Surviving Entity"), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

          (ii)   immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

          (iii)  immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the "Limitation on Incurrence of Debt" covenant; and

          (iv)  the Company delivers, or causes to be delivered, to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

        The preceding clause (iii) will not prohibit: (a) a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or (b) a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof or for the purpose of creating or collapsing a holding company structure; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

        For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

        Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the Indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Person duly assumes all of the obligations and covenants of the Company pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Limitation on Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

        Each of the following is an "Event of Default" under the Indenture:

          (1)   default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

          (2)   default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

          (3)   failure by the Company to make an Offer to Purchase as required by the Indenture, and continuance of such default for a period of 30 days after receipt of written notice;

          (4)   failure to perform or comply with the Indenture provisions described under "Consolidation, Merger, Conveyance, Transfer or Lease";

          (5)   except as permitted by the Indenture, any Note Guarantee shall for any reason cease to be, or it shall be asserted by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

          (6)   default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2) (3), (4) or (5) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes; provided that in the case of a failure to comply with the Indenture provisions described under "Provision of Financial Information," such period of continuance of such default or breach shall be 120 days after written notice described in this clause (6) has been given;

          (7)   a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $25.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $25.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

          (8)   the entry against the Company or any Restricted Subsidiary of a final non-appealable judgment or judgments for the payment of money in an aggregate amount in excess of $25.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days and, in the event such judgment is covered by insurance, any enforcement proceeding has been commenced by any creditor upon such judgment which is not promptly stayed; or

          (9)   certain events in bankruptcy, insolvency or reorganization affecting the Company, any Significant Subsidiary or any Guarantor.

        If an Event of Default (other than an Event of Default specified in clause (9) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

        In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (7) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

        If an Event of Default specified in clause (9) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see "—Amendment, Supplement and Waiver." The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the best interest of the Holders to do so.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

        In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

        The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if they become aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

        Without the consent of any Holders, the Company, the Guarantors, if any, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes:

          (1)   to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes;

          (2)   to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

          (3)   to add additional Events of Default;

          (4)   to provide for uncertificated Notes in addition to or in place of the certificated Notes;

          (5)   to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

          (6)   to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

          (7)   to add a Guarantor or to release a Guarantor in accordance with the Indenture;

          (8)   to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company; or

          (9)   to conform the text of the Indenture or the Notes to any provision of this "Description of the Notes" to the extent that such provision in this "Description of the Notes" was intended to be a verbatim recitation of a provision of the Indenture or the Notes, as certified to the Trustee in an Officers' Certificate delivered by the Company.

        With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Note affected thereby:

          (1)   change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefore,

          (2)   reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

          (3)   modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or such Asset Sale,

          (4)   subordinate, in right of payment, the Notes to any other Debt of the Company,

          (5)   modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

          (6)   release any Guarantees required to be maintained under the Indenture.

        The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

          (1)   in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company) (except that a rescission of acceleration of the Notes and a waiver of the payment default that resulted from such acceleration may be made by Holders of not less than a majority of the Notes), or

          (2)   in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

        The Company and the Guarantors may terminate the obligations under the Indenture when:

          (1)   either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a "Discharge") under irrevocable arrangements for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

          (2)   the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

          (3)   the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

          (5)   the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

        The Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes ("defeasance") and all of the Guarantors' obligations discharged with respect to their Note Guarantees. Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due,

          (2)   the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

          (3)   the rights, powers, trusts, duties and immunities of the Trustee,

          (4)   the Company's right of optional redemption, and

          (5)   the defeasance provisions of the Indenture.

        In addition, the Company may elect, at its option, to its obligations released with respect to certain covenants, including, without limitation, the obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture ("covenant defeasance") and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes. In addition, the Note Guarantees will be terminated and released and the Guarantors discharged with respect to their Note Guarantees upon a covenant defeasance.

        In order to exercise either defeasance or covenant defeasance with respect to outstanding Notes:

          (1)   the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

          (2)   in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

          (4)   No Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto;

          (5)   such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

          (6)   such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound; and

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

        In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company become insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company's estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

        Wells Fargo Bank National Association, the Trustee under the Indenture, is the initial paying agent, registrar and calculation agent for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any "conflicting interest" (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

        No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

        The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

        "Acquired Debt" means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing. For purposes of the "Limitation on Transactions with Affiliates" covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Interests of the Company and any Person who is a Permitted Holder will be deemed an Affiliate.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

          (1)   1.0% of the principal amount of the Note; or

          (2)   the excess of:

            (a)   the present value at such Redemption Date of (i) the redemption price of the Note at September 1, 2014 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption"), plus (ii) all required interest payments due on the Note through September 1, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

            (b)   the principal amount of the Note.

        "Asset Acquisition" means:

          (a)   an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

          (b)   the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

          (i)    Capital Interests in another Person (other than directors' qualifying shares);

          (ii)   any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment);

provided, however, that the term "Asset Sale" shall exclude:

          (a)   any asset disposition permitted by the provisions described under "Consolidation, Merger, Conveyance, Lease or Transfer" that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

          (b)   any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $5.0 million;

          (c)   sales of Eligible Cash Equivalents;

          (d)   sales of Unrestricted Subsidiaries;

          (e)   the sale and leaseback of any assets within 90 days of the acquisition thereof;

          (f)    the disposition of property or equipment no longer used or useful in the business of such entity;

          (g)   a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

          (h)   any trade-in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment (or credit toward the acquisition cost of equipment) having a fair market value equal to or greater than the equipment being traded in;

          (i)    the creation of a Lien permitted under the Indenture (but not the sale or other disposition of the property subject to such Lien);

          (j)    leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

          (k)   licenses or sub-licenses of intellectual property in the ordinary course of business;

          (l)    any transfer that is a surrender or waiver of a contract right or a settlement, surrender or release of a contract or tort claim; and

          (m)  any Permitted Asset Swap; provided that the aggregate Fair Market Value of the properties disposed of pursuant to such Permitted Asset Swaps shall not exceed $20 million in the aggregate.

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Attributable Debt" under the Indenture in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended).

        "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Board of Directors" means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

        "Capital Interests" in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

        "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or personal property of such Person, to the extent such obligations are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease (or other Debt arrangement) prior to the first date upon which such lease (or other Debt arrangement) may be terminated by the user of such real or personal property without payment of a penalty, and the amount of any Capital Lease Obligation shall be the capitalized amount thereof determined in accordance with GAAP.

        "Change of Control" means the occurrence of any of the following events:

          (a)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the ultimate "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company; or

          (b)   after the consummation of an initial public offering, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Company was approved by a vote of a majority of the directors of the Company's then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office; or

          (c)   the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests is held by the equityholders of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Common Interests" of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

        "Company" means New Enterprise Stone & Lime Co., Inc. and any successor thereto.

        "Consolidated Cash Flow Available for Fixed Charges" means, with respect to any person for any period:

          (i)    the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

            (a)   Consolidated Net Income;

            (b)   Consolidated Non-cash Charges;

            (c)   Consolidated Interest Expense;

            (d)   Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); and

            (e)   if any Asset Sale or Asset Acquisition shall have occurred since the first day of any four quarter period for which "Consolidated Cash Flow Available for Fixed Charges" is being calculated (including to the date of calculation);

              (A)  the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate, equity owner of the entity involved in any such Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and

              (B)  the amount of any reduction in general, administrative or overhead costs of the entity involved in any Asset Acquisition or Asset Sale, to the extent such amounts under clause (A) and (B) would be permitted to be eliminated in a pro forma income statement prepared in accordance with Rule 11-02 of Regulation S-X as interpreted by the Commission, and

          (ii)   less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

        If, during the Four Quarter Period or subsequent thereto and on or prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged (or will concurrently engage) in any Asset Sale or Asset Acquisition or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to the aggregate amount of Consolidated Fixed

Charges of such Person for the Four Quarter Period. In calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (i)    interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

          (ii)   if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

        If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

          (i)    Consolidated Interest Expense; and

          (ii)   the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

          (i)    the interest expense of such Person and its Restricted Subsidiaries for such period (net of the amount of cash interest income for such period) as determined on a consolidated basis in accordance with GAAP, including, without limitation:

            (a)   any amortization of debt discount;

            (b)   the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

            (c)   the interest portion of any deferred payment obligation;

            (d)   all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptance financing or similar activities; and

            (e)   all accrued interest; and

          (ii)   the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

          (iii)  all capitalized interest of such Person and its Restricted Subsidiaries for such period;

provided, however, that such fixed charges shall not include amortization of debt issuance costs.

        "Consolidated Net Income" means, with respect to any Person, for any period, the consolidated net income (or loss) (including income (or loss) allocable to non-controlling interests) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent including in calculating such net income, by excluding, without duplication:

          (i)    all extraordinary or non-recurring gains or losses (net of fees and expense relating to the transaction giving rise thereto);

          (ii)   the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

          (iii)  gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

          (iv)  the net income of any Restricted Subsidiary or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

          (v)   any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

          (vi)  any fees and expenses paid in connection with the issuance of the Notes; and

          (vii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, cost depletion, amortization (including amortization or impairment of goodwill and other intangibles or long-lived assets), mark-to-market losses, charges or losses resulting from purchase accounting adjustments, rent expense accrued based on straight-line conventions in excess of actual cash payments during such period, and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income or such Person and its Restricted Subsidiaries for such period, determine on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Second Amended and Restated Credit Agreement, dated as of January 11, 2008, between the Company, the Lenders party thereto, Manufacturers and Traders Trust Company, as the Issuing Bank, a Lender, the Swing Lender and Agent, National City Bank, as Syndication Agent and Manufacturers and Traders Trust Company and National City Bank, as Co-Lead Arrangers, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

        "Credit Facility" means one or more debt facilities, including the Credit Agreement or other financing arrangements (including without limitation commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other indebtedness, including any notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other agent, lender or group of lenders (or institutional investors).

        "Credit Facility Agent" means Manufacturers and Traders Trust Company.

        "Currency Hedge Obligations" means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person's exposure to fluctuations in foreign currency exchange rates on Debt permitted under the Indenture.

        "Debt" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, and whether or not contingent, the following: (i) all indebtedness of such Person for money borrowed; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit for workers' compensation or similar obligations that are secured by cash obligations), bankers' acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other as sets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt; and (f) trade payables, other current liabilities incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person will not constitute Debt.

        Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Debt" will exclude (x) customary indemnification obligations and

(y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

        "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

        "Disinterested Director" means, with respect to any proposed transaction between (i) the Company or a Restricted Subsidiary, as applicable, and (ii) an Affiliate thereof (other than the Company or a Restricted Subsidiary), a member of the Board of Directors of the Company or such Restricted Subsidiary, as applicable, who would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in, such Affiliate. For purposes of this definition, no person would be deemed not to be a Disinterested Director solely because such person holds Capital Interests in the Company or is an employee of the Company.

        "Detwiler Officer" means each of Paul I Detwiler, Jr., Donald L. Detwiler, Paul I. Detwiler III, Steven Detwiler and James W. Van Buren.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that Guarantees or otherwise provides direct credit support for any Debt of the Company.

        "Eligible Bank" means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least "A-2" by Moody's or at least "A" by Standard & Poor's.

        "Eligible Cash Equivalents" means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor's or A-2 from Moody's (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor's or Moody's and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank

Insurance Fund; and (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi).

        "Exchange Act" means Securities Exchange Act of 1934, as amended.

        "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors.

        "Four Quarter Period" has the meaning given to such term in the definition of "Consolidated Fixed Charge Coverage Ratio".

        "GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantee" means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and "Guaranteed" and "Guaranteeing" shall have meanings that correspond to the foregoing).

        "Guarantor" means any Subsidiary of the Company that executes a Note Guarantee in accordance with provisions of the Indenture and their respective successors and assigns.

        "Hedging Obligations" of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

        "Holder" means a Person in whose name a Note is registered in the security register.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. None of the following shall be a separate Incurrence of Debt:

          (1)   amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

          (2)   the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

          (3)   the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt;

          (4)   unrealized losses or charges in respect of Hedging Obligations;

          (5)   increases in the amount of Debt outstanding solely as a result of fluctuations in currency exchange rates or increases in the value of property securing Debt; and

          (6)   increases in the amount of Debt solely as a result of purchase accounting adjustments or accounting adjustments related to derivative financial instruments.

        "Independent Director" of the Company means a member of the Board of Directors of the Company that is both (a)"Independent" within the meaning of the New York Stock Exchange Listed Company Manual as in effect on the Issue Date, and (b) a Disinterested Director.

        "Interest Rate Protection Agreements" means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

        "Investment" by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the normal course of business.

        "Issue Date" means the date on which the initial $250.0 million in aggregate principal amount of the Notes is originally issued under the Indenture.

        "Lien" means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Net Cash Proceeds" means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

        "Offer" has the meaning set forth in the definition of "Offer to Purchase."

        "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1)   the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2)   the Expiration Date and the Purchase Date;

          (3)   the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the "Purchase Amount");

          (4)   the purchase price to be paid by the Company for each $1,000 principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5)   that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in minimum denominations of $2,000 aggregate principal amount and an integral multiple of $1,000 in excess thereof;

          (6)   the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

          (7)   that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

          (8)   that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

          (9)   that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis, with such adjustments by lot or by any other method deemed to be fair and appropriate so that only Notes in denominations of $2,000 aggregate principal amount or integral multiples of $1,000 in excess thereof shall be purchased; and

          (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

        "Officers' Certificate" means a certificate to be delivered upon the occurrence of certain events as set forth in the Indenture, signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

        "Permitted Asset Swap" means any like-kind exchange under Section 1031 of the Code and any other exchange of assets by the Company or a Restricted Subsidiary where the Company or its Restricted Subsidiaries receive consideration which consists solely of (a) cash or Eligible Cash Equivalents, (b) long term assets (and current assets that are ancillary to such long term assets) that are used or useful in a Permitted Business, or (c) any combination thereof.

        "Permitted Business" means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Board of Directors of the Company.

        "Permitted Debt" means:

          (i)    Debt Incurred pursuant to any Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $350.0 million minus any amount used to permanently repay Secured Debt under such Credit Facilities (or permanently reduce commitments with respect thereto) pursuant to the "Limitation on Asset Sales" covenant, plus, in the event of any refinancing of any such Debt, the aggregate amount of any discounts, commissions, premiums, fees and other costs and expenses related to such refinancing, and (b) 2.75 multiplied by the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Company for the Four Quarter Period immediately preceding the date of determination;

          (ii)   Debt outstanding under the Notes on the Issue Date and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes;

          (iii)  Guarantees of the Notes;

          (iv)  Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than clauses (i) or (ii) above);

          (v)   Debt owed to and held by the Company or a Restricted Subsidiary;

          (vi)  Guarantees Incurred by the Company of Debt of a Restricted Subsidiary of the Company;

          (vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under any Credit Facility, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the "Limitation on Incurrence of Debt" covenant and (b) such Guarantees are subordinated to the Notes to the same extent, if any, as the Debt being guaranteed;

          (viii)  Debt incurred in respect of workers' compensation claims, unemployment insurance, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

          (ix)  Debt under Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

          (x)   Debt owed by the Company or any Restricted Subsidiary to the Company or any Restricted Subsidiary, provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the Indenture;

          (xi)  Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause, provided that the aggregate principal amount of such Debt, together with the principal amount of any other Debt then outstanding pursuant to this clause (xi), does not exceed $25.0 million in the aggregate;

          (xii) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

          (xiii)  the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

            (a)   any subsequent issuance or transfer of Capital Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

            (b)   any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

  shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xiii);

          (xiv) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

          (xv) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

          (xvi) Debt Incurred by the Company or any of its Restricted Subsidiaries to current or former officers, directors, employees and shareholders thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Capital Stock of the Company or any direct or indirect parent company of the Company to the extent described in clause (v) of the second paragraph under the caption "—Restricted Payments;" and

          (xvii)  Refinancing Debt.

        Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of "Permitted Debt" shall not constitute "Refinancing Debt" under clause (xvii) of this definition of "Permitted Debt".

        "Permitted Holders" means each Detwiler Officer; any spouse or lineal descendant of a Detwiler Officer; any trust or estate the sole beneficiary or beneficiaries of which is a Detwiler Officer, any spouse or lineal descendants of a Detwiler Officer; or any entity owned or controlled by any of the foregoing.

        "Permitted Investments" means:

          (a)   Investments in existence on Issue Date;

          (b)   Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

          (c)   Eligible Cash Equivalents;

          (d)   Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

          (e)   Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary that is a Guarantor;

          (f)    Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

          (g)   Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

          (h)   Non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the "Limitation on Asset Sales" covenant or that is received in connection with any other disposition of assets not constituting an Asset Sale;

          (i)    Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

          (j)    Investments by the Company or any Restricted Subsidiary (other than in an Affiliate that is not a joint venture or an Unrestricted Subsidiary) not otherwise permitted under this definition, in an aggregate amount which together with the net amount of all other Investments then outstanding pursuant to this clause (j) does not exceed $30.0 million;

          (k)   Loans and advances (including for travel and relocation) to employees in an amount not to exceed $2.5 million in the aggregate at any one time outstanding;

          (l)    any Investment consisting of a Guarantee permitted by the "Limitations on Indebtedness" covenant; and

          (m)  any Investment in Rock Solid Insurance Company or another entity formed by the Company or by the Company and other Persons for the purpose of and to the extent necessary or, in the good faith determination of the Board of Directors of the Company, desirable, to fund self-insurance obligations in the ordinary course of business or consistent with past practice.

        "Permitted Liens" means:

          (a)   Liens existing at the Issue Date;

          (b)   Liens securing Indebtedness under any Credit Facility incurred pursuant to clause (i) of the definition of "Permitted Debt";

          (c)   Liens securing Swap Contracts, Interest Rate Protection Obligations and Currency Hedge Obligations;

          (d)   any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith and for which adequate reserves are being maintained, to the extent required by GAAP);

          (e)   any statutory warehousemen's, materialmen's, landlord's or other similar Liens for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

          (f)    any title exception, easement, right-of-way, lease, sublease or other similar Lien that does not materially impair the use or value of the property subject thereto in its use in the business of the Company or a Restricted Subsidiary thereof;

          (g)   Liens on property or other assets (i) in connection with workers' compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a "plan" (as defined in ERISA) (other than any Lien imposed in connection with the Company's 401(k) Plan) or (iv) arising in connection with any attachment or judgment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

          (h)   Liens on property or shares of Capital Interests of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

          (i)    Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary thereof;

          (j)    other Liens incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets that do not materially impair the use or value of the property subject thereto in its use in the business of the Company or such Restricted Subsidiary;

          (k)   Liens to secure Capitalized Lease Obligations;

          (m)  Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than one year after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

          (n)   Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) through (m); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased except to the extent of any discounts, commissions, premiums, fees and other costs and expenses related to such extension, renewal, refinancing or refunding;

          (o)   Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

          (p)   licenses of intellectual property granted in the ordinary course of business;

          (q)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligation in respect of banker's acceptances issued or created in the ordinary course for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

          (r)   Liens on property or assets existing at the time of acquisition of such property or assets by the Company or a Restricted Subsidiary; provided, however that such Liens were not incurred in anticipation of such acquisition;

          (s)   Liens from judgments, decrees, or attachments in circumstances not constituting an Event of Default;

          (t)    Deposits made in the ordinary course of business or Liens in the ordinary course of business to secure obligations with respect to letters of credit, in each case, to secure liability to insurance carriers;

          (u)   Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

          (v)   Liens arising from UCC financing statements regarding leases;

          (w)  Liens to secure any Refinancing Debt (or successive Refinancing Debt) as a whole, or in part, of any Debt secured by any Lien; provided, however, that:

            (A)  such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

            (B)  the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the

    Debt at the time the original Lien became a Permitted Lien and (ii) the amount of any discounts, commissions, premiums, fees and other costs and expenses related to such refinancing, refunding, extension, renewal or replacement;

          (x)   Liens in favor of the Company or any Restricted Subsidiary;

          (y)   Survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Debt and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person; and

          (z)   any extensions, substitutions, replacements or renewals of the foregoing.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Interests," as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

        "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase."

        "Purchase Money Debt" means Debt

          (i)    Incurred to finance all or any part of the purchase price or cost of construction or improvement of any assets of such Person or any Restricted Subsidiary (including Debt incurred to refinance any such purchase price or costs of construction or improvement initially funded by the Company or a Restricted Subsidiary); and

          (ii)   that is secured by a Lien on such assets where the lender's sole security is to the assets so purchased, constructed or improved and directly related assets such as proceeds (including insurance proceeds), products, replacements, substitutions and accessions thereto; and

          (iii)  that does not exceed 100% of such purchase price or costs.

        "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase."

        "Qualified Capital Interests" in any Person means a class of Capital Interests other than Redeemable Capital Interests.

        "Qualified Equity Offering" means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to either of the Company of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company and (y) any public offerings registered on Form S-8.

        "Redeemable Capital Interests" in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable

Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

        "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Refinancing Debt" means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

          (i)    the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

          (ii)   the Refinancing Debt has a final maturity either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

          (iii)  the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended,

          (iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the aggregate amount of any discounts, commissions, premiums, fees and other costs and expenses related to the Incurrence of such Refinancing Debt; and

          (v)   such Refinancing Debt is Incurred by one or more of the same obligors (or their successors) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company; provided that the Restricted Subsidiary (or its successor) that initially Incurred such Debt remains an obligor under any such Refinancing Debt.

        "Restricted Payment" is defined to mean any of the following:

          (a)   any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis); provided that this clause shall not include distributions made by the

  Company to its shareholders with respect to any year prior to fiscal year 2010 during which the Company was an "S Corporation" as defined in the Code, in an amount not to exceed the product of the Company's pre-tax earnings (determined in accordance with the Code and including any income or loss of any disregarded entity or Qualified Subchapter S Subsidiary) during such year, multiplied by the effective combined local, state and federal income tax rate (after giving effect to the deductibility of local and state income taxes in the determination of federal income taxes) for individuals in the highest income bracket (taking into account any lower income tax rate applicable to capital gains), as determined by the Board of Directors (including any additional amounts determined to be payable as a result or any audit or review of tax returns for such year);

          (b)   any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests) to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

          (c)   any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

          (d)   any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

          (e)   any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary that has not been designated as an "Unrestricted Subsidiary" in accordance with the Indenture.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back by the Company or a Restricted Subsidiary.

        "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

        "Stated Maturity," when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

        "Subsidiary" means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

        "Successor Entity" means a corporation or other entity that succeeds to and continues the business of New Enterprise Stone & Lime Co., Inc.

        "Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to September 1, 2014; provided, however, that if the period from the Redemption Date to September 1, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Voting Interests" means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK-ENTRY, DELIVERY AND FORM

        Except as set forth below, the exchange notes will each initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable global note.

        Except as set forth below, a global note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

        We expect that pursuant to procedures established by DTC:

  •
  upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, which we refer to as participants, and;

  •
  ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

  •
  records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC participants; and

  •
  the records of participants with respect to interests of persons other than participants.

        Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system. So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

        Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, either trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated exchange note for any reason, including to sell exchange notes to persons in states that require physical delivery of the exchange notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer exchange notes or to pledge exchange notes as collateral will be limited to such extent.

        Exchange notes that are issued as described below under "—Certificated Notes," will be issued in registered definitive form without coupons (each, a "Certificated Note"). Upon the transfer of Certificated Notes, such Certificated Notes may, unless the global note has previously been exchanged for Certificated Notes, be exchanged for an interest in the applicable global note representing the principal amount of notes being transferred.

        DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under either indenture, DTC will exchange the applicable global notes for certificated exchange notes, which it will distribute to its participants.

        DTC has advised us as follows:

  •
  DTC is a limited-purpose trust company organized under New York banking law,

  •
  a "banking organization" within the meaning of the New York banking law,

  •
  a member of the Federal Reserve System,

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. None of we, or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        A global note is exchangeable for Certificated Notes in fully registered form without interest coupons, which we refer to as Certificated Securities, only in the following limited circumstances:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary for the global note and we fail to appoint a successor depositary within 90 days of such notice, or

  •
  there shall have occurred and be continuing an event of default with respect to the Notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

        Certificated Securities may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Notice to Investors." In no event shall the Temporary Regulation S global note be exchanged for Certificated Securities prior to (a) the expiration of the distribution compliance period and (b) the receipt of any certificates required under the provisions of Regulation S.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a summary of certain United States federal income tax considerations of the acquisition, ownership and disposition of the exchange notes and does not purport to be a complete analysis of all the potential tax considerations. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the "IRS"), and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis, which may materially and adversely affect the tax consequences described herein. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that exchange their old notes for exchange notes in the exchange offer, and that will hold the exchange notes as "capital assets" (within the meaning of Section 1221 of the Code). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities (or investors in such entities), insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 and taxpayers subject to the alternative minimum tax. This summary also does not discuss notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the "functional currency" of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of other United States federal tax laws (such as estate and gift tax laws) and any applicable state, local or non-United States tax laws is not discussed.

        The following summary is for informational purposes only and is not a substitute for careful tax planning and advice. investors considering the exchange of old notes for exchange notes should consult their own tax advisors with respect to the application of the united states federal income tax laws to their particular situations as well as any tax consequences arising under the estate and gift tax laws or the laws of any state, local or non-united states taxing jurisdiction or under any applicable tax treaty.

        To ensure compliance with Treasury Department Circular 230, holders of notes are hereby notified that: (a) any discussion of federal tax issues in this prospectus is not intended or written to be relied upon, and cannot be relied upon, by holders for the purpose of avoiding penalties that may be imposed on holders under the code; (b) such discussion is being used in connection with the promotion or marketing (within the meaning of Circular 230) by us of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.

        As used in this summary, the term "United States holder" means a holder of an old note or an exchange note that is, for United States federal income tax purposes:

  (1)
  an individual who is a citizen or resident of the United States;

  (2)
  an entity taxable as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  (3)
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  (4)
  a trust, if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons has the authority to control all of its substantial decisions or (ii) it was in existence before August 20, 1996 and a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust for United States federal income tax purposes.

        As used in this summary, the term "non-United States holder" means a holder of an old note or an exchange note that is, for United States federal income tax purposes, an individual, corporation, estate or trust that is not a United States holder.

        If any entity treated as a partnership for United States federal income tax purposes is a holder of old notes or exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the exchange notes.

Exchange Offer

        The exchange of old notes for exchange notes pursuant to the exchange offer should not be treated as an "exchange" for U.S. federal income tax purposes. Each exchange note should, in general, be treated for federal income tax purposes as the same instrument as the old notes for which it was exchanged. Accordingly, the exchange of old notes for exchange notes should not be a taxable event to United States holders. The exchange notes will have the same tax attributes as the old notes and the same tax consequences to holders as the old notes have, including, without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period, and a holder will take into account income with respect to the exchange note in the same manner as for the old note. If a holder acquired an old note with market discount or bond premium, such market discount or bond premium will carry over to the exchange note and shall be taken into account in the same manner as for the old note.

Effect of Certain Additional Payments

        In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. Our obligation to pay such excess amounts may implicate the provisions of the Treasury regulations relating to "contingent payment debt instruments." Under these regulations, one or more contingencies will not cause the exchange notes to be treated as contingent payment debt instruments if, as of the issue date, each such contingency is considered to be "remote" or "incidental" or, in certain circumstances, it is significantly more likely than not that no such contingency will occur. We believe and intend to take the position that the potential for additional payments on the exchange notes should not cause the exchange notes to be treated as contingent payment debt instruments. Our determination is binding on you, unless you disclose a contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS and there is no assurance that the IRS would not take a contrary position that could be sustained. A successful challenge of this position by the IRS could require a holder to accrue income on its exchange notes in excess of stated interest and could cause the gain from any taxable disposition of an exchange note to be treated as ordinary income, rather than capital gain. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt instrument rules to the exchange notes and the consequences thereof.

United States Holders

Stated Interest

        Stated interest payable on an exchange note will generally be included in the income of a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder's method of accounting for United States federal income tax purposes.

Market Discount

        If a United States holder purchased old notes after their original issue date for an amount that is less than their stated redemption price at maturity, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Any market discount on an old note will carry over to the exchange note. Under the market discount rules, a United States holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the exchange notes as ordinary income to the extent of the market discount that has not been previously included in income and that has accrued on the exchange notes at the time of their payment or disposition. In addition, a United States holder may be required to defer, until the maturity of the exchange notes or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the exchange notes. A United States holder may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. United States holders should consult their own tax advisors before making this election.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition of the old note to the maturity date of the exchange note unless the United States holder elects to accrue market discount on a constant interest method. A United States holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. United States holders should consult their own tax advisors before making this election.

Amortizable Bond Premium

        If a United States holder purchased old notes after their original issue date for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, the United States holder will be considered to have purchased those debt securities at a "premium." A United States holder generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under the holder's regular accounting method. If a United States holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the holder would otherwise recognize on disposition of the exchange notes. A United States holder's election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by such holder on or after the first day of the first taxable year to which the election applies. A United States holder may not revoke the election without the consent of the IRS. United States holders should consult their own tax advisors before making this election.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Exchange Notes

        Upon the sale, exchange, redemption, retirement or other taxable disposition of an exchange note, a United States holder generally will recognize capital gain or loss equal to the difference between: (i) the amount realized on such disposition (not including the amount allocable to accrued and unpaid stated interest, which will be treated as ordinary interest income for federal income tax purposes to the extent not previously included in income) and (ii) that holder's adjusted tax basis in the exchange note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the exchange note. A United States holder's adjusted tax basis in an exchange note generally will equal that holder's cost for the old note as of the date of the exchange. Subject to the market discount rules described above, any capital gain or loss will be long-term capital gain or loss if the United States holder's holding period in the exchange note (which will include the holding period in the old note) is more than one year at the time of such disposition. Certain non-corporate United States holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

        For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person's "net investment income" for the relevant taxable year and (2) the excess of the United States person's modified gross income for the taxable year over a certain threshold (which in case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of exchange notes, unless such interest or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicably of the Medicare tax to your income and gains in respect of your investment in the exchange notes.

Information Reporting and Backup Withholding Tax

        In general, we must report certain information to the IRS with respect to payments of interest on an exchange note and the proceeds of the sale or other taxable disposition (including a retirement or redemption) of an exchange note by certain non-corporate United States holders.

        The payor (which may be us or an intermediate payor) will be required to withhold backup withholding tax (currently at a rate of 28.0%, which is scheduled to increase to 31% in 2013) on such amounts if: (i) the payee fails to furnish a taxpayer identification number, which we refer to as a TIN, to the payor and comply with certain certification procedures or otherwise establish an exemption from backup withholding, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding under the Code. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

Payment of Interest

        Subject to the discussion of backup withholding below, interest income paid on an exchange note that is not effectively connected with a United States trade or business will not be subject to United States federal income tax or withholding tax, if it is "portfolio interest." Interest on the exchange notes will qualify as "portfolio interest" provided that: (i) the holder does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the holder is not a controlled foreign corporation related to us, (iii) the holder is not a bank that acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the holder provides a Form W-8 BEN (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the exchange notes and provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8 BEN (or a suitable substitute) has been received by it from the non-United States holder or a qualifying intermediary and furnishes a copy to us or our agent.

        If a non-United States holder cannot satisfy the requirements described above, the gross amount of payments of interest to such non-United States holder that is not effectively connected with the holder's conduct of a trade or business in the United States will be subject to United States federal withholding tax at the rate of 30.0%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. In order to claim the benefit provided by a tax treaty, a non-United States holder must provide a properly executed Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty.

        Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be subject to a net income tax in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. A corporate non-United States holder may also, in some circumstances, be subject to an additional "branch profits tax" at a 30.0% rate (or lower applicable treaty rate) on its effectively connected earnings and profits attributable to such interest. Even though such effectively connected interest is generally subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed and applicable IRS Form W-8 (or a suitable substitute form) to the payor prior to the payment of interest.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Exchange Notes

        Subject to the discussion below on backup withholding, a non-United States holder of an exchange note will generally not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, redemption, retirement or other taxable disposition of an exchange note (other than any amount representing accrued but unpaid interest on an exchange note, which is subject to the rules discussed above in "—Payment of Interest") unless: (i) the gain is effectively connected with a United States trade or business of the non-United States holder, or (ii) in the case of a non-United States holder who is an individual, such holder is present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met. If the non-United States holder is described in clause (i) above, such gain generally will be taxed in the same manner as interest that is United States trade or business income, as discussed above. If the non-United States holder is described in clause (ii) above, such gain will generally be subject to a 30.0% tax (unless an applicable treaty provides otherwise), although such gain may be offset by certain U.S. source capital losses.

Information Reporting and Backup Withholding Tax

        We must annually report to the IRS and to a non-United States holder the interest paid to a non-United States holder on its exchange notes and the tax, if any, withheld from those payments. Copies of these information returns also may be made available to the tax authorities of the country in which a non-United States holder resides pursuant to the provisions of various treaties or agreements for the exchange of information. In general, a non-United States holder will not be subject to United States backup withholding (currently at a rate of 28.0%, which is scheduled to increase to 31% in 2013) with respect to payments of interest that we make to such holder provided that we do not have actual knowledge that such holder is a United States person and we have received from such holder the statement described above in "—Payment of Interest."

        Under current Treasury Regulations, payments on the sale, redemption, retirement or other taxable disposition of an exchange note made to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is: (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50.0% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv) a foreign partnership with certain connections to the United States, then information reporting (but not backup withholding) will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's United States federal income tax liability provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that holds old notes and the guarantees attached thereto that are transfer restricted securities that were acquired for such broker-dealer's own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us or any of our affiliates), may exchange these old notes and the guarantees attached thereto pursuant to the exchange offer. Transfer restricted securities are old notes and the guarantees attached thereto until the earliest to occur of (a) the date on which the old notes and the guarantees attached thereto are exchanged in the exchange offer for an exchange note and guarantee attached thereto entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act, (b) the date on which the old notes and the guarantees attached thereto have been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement, (c) the date on which the old notes and the guarantees attached thereto are distributed to the public by a broker-dealer pursuant to this prospectus (including delivery of this prospectus) and (d) during an effectiveness period (the date on which a shelf registration statement is declared effective by the Commission until August 18, 2012) in which the old notes and the guarantees attached thereto were eligible to be included in the shelf registration statement, the date on which the old notes and the guarantees attached thereto are sold pursuant to Rule 144 under the Securities Act.

        In exchanging such old notes and the guarantees attached thereto, however, such broker-dealer may be deemed an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes and the guarantees attached thereto received by such broker-dealer in the exchange offer. This prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.

        Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

        In addition, until December 12, 2011, all dealers effecting a transaction in the exchange notes may be required to deliver a prospectus.

        We have agreed to provide sufficient copies of the latest version of this prospectus to broker-dealers promptly upon reasonable request at any time during the period of (a) 180 days from the date on which the registration statement of which this prospectus is a part is declared effective, (b) the date on which a broker-dealer is no longer required to deliver the prospectus in connection with market-making or other trading activities and (c) all transfer restricted securities covered by the registration statement of which this prospectus is a part have been sold pursuant hereof in order to facilitate such resales.

        We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of old notes) other than commissions or concessions of any broker or dealer and will indemnify the holders of old notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

        We will receive no proceeds from the exchange offer or any sale of exchange notes by broker-dealers.

 LEGAL MATTERS

        The validity of the exchange notes and the validity of the subsidiary guarantees thereof will be passed upon for us by Pepper Hamilton LLP.

EXPERTS

        The financial statements as of February 28, 2011 and February 28, 2010 and for each of the three years ended February 28, 2011 included in this prospectus have been so included in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
New Enterprise Stone & Lime Co., Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in deficit and comprehensive income (loss) present fairly, in all material respects, the financial position of New Enterprise Stone & Lime Co., Inc. and its subsidiaries at February 28, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

May 31, 2011, except for Note 20 and the effects of the Registration paragraph described in Note 1 to the consolidated financial statements, as to which the date is August 29, 2011

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Consolidated Balance Sheets

As of February 28 (in thousands, except share and per share data)	2011	2010
Assets
Current assets
Cash and cash equivalents	$20,029	$10,773
Restricted cash	1,887	1,800
Accounts receivable (less allowance for doubtful accounts of $2,430 in 2011 and $2,119 in 2010)	67,372	60,087
Inventories	129,422	127,214
Deferred income taxes	13,783	12,806
Other current assets	9,941	10,244

Total current assets	242,434	222,924

Other assets
Property, plant and equipment, net	382,965	390,530
Goodwill	90,847	90,847
Other intangible assets	28,084	28,724
Other assets	23,748	17,209

Total assets	$768,078	$750,234

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,460	$20,557
Accounts payable—trade	16,154	13,430
Accrued liabilities	52,146	45,638

Total current liabilities	88,760	79,625

Long-term debt and other liabilities
Long-term debt, less current maturities	480,386	464,339
Deferred income taxes	111,921	112,781
Other	9,840	9,043

Total liabilities	690,907	665,788

Commitments and contingencies (Note 14)
Redeemable Common Stock
Common stock, Class A, voting, $1 par value. Authorized 30,000 shares; issued and outstanding 20,500 shares	9,837	13,846
Common stock, Class B, nonvoting, $1 par value. Authorized 750,000 shares; issued and outstanding 250,925 shares	120,404	169,472
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(53,535)	(99,644)
Accumulated other comprehensive loss	(1,403)	(1,576)

Total New Enterprise Stone & Lime Co., Inc. deficit	(54,938)	(101,220)
Noncontrolling interest	1,868	2,348

Total deficit	(53,070)	(98,872)

Total liabilities and deficit	$768,078	$750,234

The accompanying notes are an integral part of these financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended February 28 (in thousands)	2011	2010	2009
Revenue
Construction materials	$346,928	$345,111	$390,896
Heavy/highway construction	300,658	315,006	310,494
Traffic safety services and equipment	68,812	68,384	72,928
Other revenues	9,601	8,617	11,457

Total revenue	725,999	737,118	785,775
Cost of revenue (exclusive of items shown separately below)
Construction materials	244,315	229,785	278,972
Heavy/highway construction	281,077	298,082	281,006
Traffic safety services and equipment	50,026	47,987	54,881
Other expenses	3,193	4,758	5,286

Total cost of revenue	578,611	580,612	620,145
Depreciation, depletion, and amortization	45,917	43,742	42,279
Intangible asset impairment	—	—	44,873
Pension and profit sharing	8,907	9,690	8,895
Selling, administrative, and general expenses	61,547	64,779	59,223

	694,982	698,823	775,415

Operating profit	31,017	38,295	10,360

Other income (expense)
Interest income	318	593	667
Interest expense	(41,586)	(29,536)	(40,185)

	(41,268)	(28,943)	(39,518)

Income (loss) before income taxes	(10,251)	9,352	(29,158)
Income tax expense (benefit)	(4,478)	392	1,060

Net income (loss)	(5,773)	8,960	(30,218)
Noncontrolling interest in net (income) loss	(1,195)	(1,165)	(1,214)

Net income (loss) attributable to New Enterprise Stone & Lime Co., Inc.	$(6,968)	$7,795	$(31,432)

The accompanying notes are an integral part of these financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended February 28 (in thousands)	2011	2010	2009
Reconciliation of net income (loss) to net cash
provided by operating activities
Net income (loss)	$(5,773)	$8,960	$(30,218)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and cost depletion	45,277	43,102	41,639
Loss on asset impairment	—	—	44,873
Gain on disposal of property, plant, and equipment	(600)	(261)	(595)
Amortization of other assets and liabilities	2,470	2,187	4,129
Noncash interest expense	6,568	3,862	3,020
Deferred income taxes	(1,837)	561	(854)
Equity earnings of affiliates	—	(254)	(239)
Allowance for doubtful accounts	311	(696)	(48)
Changes in current assets and liabilities
Accounts receivable	(7,596)	2,389	5,977
Inventories	(2,208)	(8,468)	(4,329)
Other current assets	1,753	(95)	(67)
Accounts payable	2,724	(7,017)	(3,544)
Other accruals	6,414	13,808	(35,816)

Net cash provided by operating activities	47,503	58,078	23,928

Cash flows from investing activities
Capital expenditures	(31,777)	(24,331)	(28,263)
Proceeds from sale of property, plant, and equipment	2,240	1,333	2,427
Change in cash value of life insurance	(962)	(1,308)	474
Other investing activities	(1,050)	(68)	(783)

Net cash used in investing activities	(31,549)	(24,374)	(26,145)

Cash flows from financing activities
Proceeds from revolving credit	100,164	101,500	89,500
Repayment of revolving credit	(121,065)	(90,415)	(57,000)
Repayment of long-term debt	(219,180)	(52,288)	(13,915)
Payments on capital lease	(5,009)	(4,907)	(5,005)
Proceeds from issuance of long-term debt	250,000	9,107	—
Debt issuance cost	(9,967)	(1,246)	—
Distribution to noncontrolling interest	(1,641)	(1,189)	(639)
Stockholder tax distributions	—	—	(602)

Net cash (used in) provided by financing activities	(6,698)	(39,438)	12,339

Net (decrease) increase in cash and cash equivalents	9,256	(5,734)	10,122
Cash and cash equivalents
Beginning of year	10,773	16,507	6,385

End of year	$20,029	$10,773	$16,507

The accompanying notes are an integral part of these financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Consolidated Statements of Changes in Deficit and Comprehensive Income (Loss)

(in thousands)	Accumulated Other Comprehensive Loss	Retained Deficit	Noncontrolling Interest	Total Deficit
Balance, February 29, 2008	$(917)	$(117,785)	$1,371	$(117,331)
Net income (loss)	—	(31,432)	1,214	(30,218)
Pension adjustment net of tax of $914	(1,301)	—	—	(1,301)

Comprehensive income (loss)				(31,519)
Change in Redeemable Common Stock		82,287		82,287
Distribution to noncontrolling interest	—	—	(639)	(639)
Stockholder tax distributions	—	(602)	—	(602)

Balance, February 28, 2009	(2,218)	(67,532)	1,946	(67,804)
Net income (loss)	—	7,795	1,165	8,960
Pension adjustment net of tax of $451	642	—	—	642

Comprehensive income (loss)				9,602
Change in Redeemable Common Stock		(39,907)		(39,907)
Purchase of subsidiary interest	—	—	426	426
Distribution to noncontrolling interest	—	—	(1,189)	(1,189)

Balance, February 28, 2010	(1,576)	(99,644)	2,348	(98,872)
Net income (loss)	—	(6,968)	1,195	(5,773)
Pension adjustment net of tax of $122	173	—	—	173

Comprehensive income (loss)				(5,600)
Change in Redeemable Common Stock		53,077		53,077
Purchase of subsidiary interest	—	—	(34)	(34)
Distribution to noncontrolling interest	—	—	(1,641)	(1,641)

Balance, February 28, 2011	$(1,403)	$(53,535)	$1,868	$(53,070)

The accompanying notes are an integral part of these financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Company Activities

        The Company is a leading privately held, vertically integrated construction materials supplier and heavy/highway construction contractor in Pennsylvania and western New York and a national traffic safety services and equipment provider. The Company operates in three segments based upon the nature of its products and services: construction materials, heavy/highway construction and traffic safety services and equipment. The Company's construction materials operations are comprised of: aggregate production, including crushed stone and construction sand and gravel; hot mix asphalt production; ready mixed concrete production; and the production of concrete products, including precast/prestressed structural concrete components and masonry blocks. Another of the Company's core businesses, heavy/highway construction, includes heavy construction, blacktop paving and other site preparation services. The Company's heavy/highway construction operations are primarily supplied with construction materials from its construction materials operation. The Company's third core business, traffic safety services and equipment, consists primarily of sales and leasing of general and specialty traffic control and work zone safety equipment and devices to industrial construction end-users.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies, and their wholly owned subsidiary companies, and entities where the Company has a controlling equity interest. During fiscal 2011, the Company consolidated various legal entities in order to simplify the legal structure. This did not change the assets, liabilities, or results of operations at the time the legal mergers took place. The Companies in the consolidated group as of February 28, 2011 include New Enterprise Stone & Lime Co., Inc.; Gateway Trade Center Inc.; EII Transport Inc.; Protection Services Inc.; Work Area Protection Corp.; SCI Products Inc.; ASTI Transportation Systems, Inc.; Precision Solar Controls Inc.; Rock Solid Insurance Company; Kettle Creek Partners GP, LLC; and Kettle Creek Partners L.P.

        The consolidated financial statements also include the accounts of South Woodbury, L.P., which is 99% owned by certain life insurance trusts, which insure the lives of the principal stockholders of the Company. The remainder, which the Company owns, has a 1% general partnership interest through a wholly-owned entity, NESL II, LLC.

        South Woodbury, L.P. owns an office building in Roaring Spring, PA and an office building that is being used as the Company's corporate headquarters in New Enterprise, PA. The Company signed two lease agreements on February 28, 2003. The original lease terms for both leases end on May 31, 2023 and have one five-year option to extend the lease. The annual base rents for the Roaring Spring, PA and New Enterprise, PA office buildings are $0.4 million and $2.0 million respectively, which may be reset to a fair market rate, as defined in the agreements.

        Significant intercompany balances and transactions have been eliminated in consolidation.

        Investments in entities in which the Company has an ownership interest of 50% or less are accounted for by the equity method. Investments in affiliated companies consist of a 12.6% membership interest in Means To Go, LLC as of February 28, 2011.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company establishes provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by the applicable accounting guidance, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various federal, state and foreign tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of the provision for income taxes. Interest accrued related to unrecognized tax benefits and income tax related penalties are both included in as a component of the provision for taxes and adjust the income tax provision, the current tax liability and deferred taxes in the period of which the facts that give rise to a revision become known.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Certain U.S. cash balances exceed Federal Deposit Insurance Corporation limits. Cash balances were restricted in certain consolidated subsidiaries for bond sinking fund and insurance requirements as well as collateral on outstanding letters of credit or rentals.

Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and past due accounts are subject to services charges. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable, including service charges. The Company determines the allowance based on historical write-off experience, specific identification based on a review of individual past due balances, and the composition and nature of the customer. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Concentrations of Credit Risk

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and temporary investments with high-quality financial institutions. At times, such balances and investments may be in excess of federally insured limits, however the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company conducts business with various governmental entities within the Commonwealth of Pennsylvania. These entities include the Pennsylvania Department of Transportation, the Pennsylvania Turnpike Authority, and various townships, municipalities, school districts and universities within Pennsylvania. The Company had $11.9 million and $13.3 million of accounts receivable from these governmental entities as of February 28, 2011 and 2010, respectively. The Company has not

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

experienced any material losses with these governmental agencies and does not believe it is exposed to any significant credit risk on the outstanding accounts receivable.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using either first-in, first-out ("FIFO") or weighted average method based on the applicable category of inventories. The Company also maintains an allowance for obsolete inventories, which is based on recent sales activity and usage of related items.

Rental Equipment

        Rental equipment, primarily related to the Company's safety products business, is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to three years.

Property, Plant, and Equipment

        Property, plant, and equipment are carried at cost. Assets under capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the leased item. Provision for depreciation is generally computed over estimated service lives by the straight-line method.

        The average depreciable life by fixed asset category is as follows:

Land improvements	20 years
Buildings and improvements	8 - 40 years
Crushing, prestressing, and manufacturing plants	5 - 33 years
Contracting equipment	3 - 12.5 years
Trucks and autos	3 - 8 years
Office equipment	5 - 10 years

        Depletable limestone deposits are reduced by cost depletion estimated on the basis of recoverable quantities of each quarry.

        Repairs and maintenance are charged to operations as incurred. Renewals or betterments, which materially add to the useful lives of property and equipment, are capitalized.

        The Company capitalizes interest cost during the period assets are being constructed. Interest capitalized on construction in progress amounted to $0.1 million, $0.2 million and $0.4 million during the years ended February 28, 2011, 2010, and 2009, respectively.

Goodwill and Goodwill Impairment

        Goodwill is tested for impairment on an annual basis or more frequently whenever events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test for goodwill is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value. If the fair value of the reporting unit is less than its carrying value, an indication of impairment exists and the reporting unit must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

goodwill. The implied fair value is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

        The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the measurement date. We use significant judgment in determining the most appropriate method to estimate the fair values of each of our reporting units. We estimate the fair values of the reporting units by considering the indicated fair values derived from both an income approach, which involves discounting estimated future cash flows, and a market approach, which involves the application of revenue and earnings multiples of comparable companies.

        We complete a discounted future cash flow model for each reporting unit based upon projected earnings before interest and taxes ("EBIT"). Under this approach, we calculate the fair value of each reporting unit based on the present value of its estimated future cash flow. In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions in our discounted cash flow models include our estimate of future profitability, revenue growth rates, capital requirements, and the discount rate. The profitability estimates used were derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. Any changes in key assumptions or management judgment with respect to a reporting unit or its prospects, which may result from a change in market conditions, market trends, interest rates or other factors outside of our control, or significant underperformance relative to historical or projected future operating results, could result in a significantly different estimate of the fair value of our reporting units, which could result in an impairment charge in the future. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows and overall size of the individual reporting units. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable.

        We then supplement this analysis by also calculating a fair value of the reporting unit utilizing EBIT market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. If there is sufficient depth and availability of market comparables we will take a weighted average approach of the two methods in calculating the fair value of a reporting unit. The weighting of these methods is subjective and based upon our judgment and our historical approach to calculating the fair value of a reporting unit.

        Our annual goodwill impairment analysis takes place as of fiscal year-end and for 2011 did not result in any impairment loss. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. The hypothetical decrease would cause one reporting unit with approximately $5.8 million of goodwill to potentially be impaired. Accordingly, small changes in future earnings, interest rates, market trends and cash flows would likely lead to a goodwill impairment charge as the fair value of this reporting unit exceeds its carrying value by approximately 1%. The fair value of the remaining reporting units exceeded their carrying value by a substantial margin.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Other Intangible Assets

        Other intangible assets consist of technology, customer relationships, and trademarks. The technology is being amortized over a straight-line basis of 15 years. The customer relationships are being amortized on a straight-line basis over 20 years. The trademarks are considered to have an indefinite life and are not amortized, but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value may not be recoverable.

Reclamation Costs

        The Company accounts for land reclamations costs in accordance with applicable accounting rules which require the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on the settlement.

        The Company is legally required to maintain a reclamation bond with the Commonwealth of Pennsylvania. The land reclamation obligation calculated by the Company is based upon the legal requirements for bond posting amounts and is adjusted for inflation and discounted using present value techniques at a credit-adjusted risk-free rate commensurate with the estimated years to settlement.

Other Assets

        Other assets consist of mine permitting costs which benefit future periods, costs incurred to relocate crushers and blacktop plants and costs incurred in securing financing agreements. Amortization of mine permitting and relocation costs is charged to operations over the future periods which receive the benefit. Financing costs are amortized to interest expense over the terms of the associated credit agreements.

Revenue Recognition

        The Company records revenue on long-term highway construction contracts on the basis of the percentage-of-completion of individual contracts under the units-of-work performed method determined using engineering estimates. Provisions for estimated losses on contracts are recorded when identified. As contracts extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which revisions become known. The typical contract life cycle for these projects can be up to two to four years in duration. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenue recognized to date on the percentage-of-completion method over billings to date. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on the percentage-of-completion method. Such amount as of February 28, 2011 and February 28, 2010 are included in accounts receivable and accrued liabilities, respectively, in the consolidated balance sheet at those dates.

        The Company accounts for custom built concrete products under the units-of-production method. Under this method, the revenue is recognized as the units are produced under firm contracts.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

        The Company generally recognizes revenue on the sale of construction materials and concrete products, other than custom built concrete products, when they are shipped and the customer takes title and assumes risk of loss.

        The Company's rental contract periods are daily, weekly or monthly and are recognized on a straight-line basis. Revenues from the sale of rental equipment and new equipment are recognized at the time of delivery to, or pick-up by, the customer. Sales of contractor supplies are also recognized at the time of delivery to, or pick-up by, the customer.

        Other revenue consists of sales of miscellaneous materials, scrap, and other products that do not fall into our other primary lines of business. The Company generally recognizes revenue when the risk of ownership passes to the customer, the price is fixed or determinable, and collection is reasonably assured.

Self-Insurance

        The Company is self-insured for workers' compensation and health coverage, subject to specific retention levels. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Fair Value

        The Company determines fair value in accordance with applicable accounting rules which define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value determined is based on assumptions that market participants would use, including consideration of nonperformance risk. The carrying amounts of cash, restricted cash and cash equivalents, trade receivables, accounts payable, accrued expenses, and short-term debt approximate fair value because of the short-term maturity of these financial instruments.

Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value of the asset group. During 2011, 2010, and 2009, the Company determined no impairment charge was necessary.

Use of Estimates

        The preparation of the consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation of receivables, inventories, and goodwill; recognition of revenue and loss contract reserves under the percentage-of-completion method;

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

assets and obligations related to employee benefit plans; asset retirement obligations; and self-insurance reserves. Actual results could differ from those estimates.

Recently Issued Accounting Standards

        In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that in the reconciliation of level 3 inputs, the entity should report separately information on purchases, sales, issuances or settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregating, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and include conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Company's condensed consolidated financial statements.

Reclassifications

        Certain reclassifications have been made to conform prior year balances to current year presentation.

Registration

        These financial statements are prepared in conformity with the requirements applicable to a "Non-Accelerated Filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. The Company's previously issued financial statements were not prepared in compliance with public company reporting requirements. Significant differences from the previously issued statements include the reclassification of common stock as mezzanine or temporary equity, as reflected in Note 13, and the timing of adoption of the accounting standard related to uncertain tax positions to fiscal year ended February 28, 2009, reflected in Note 8.

2. Risks and Uncertainties

        Our business is heavily impacted by several factors which are outside the control of management, including the overall health of the economy, the level of commercial and residential construction, the level of federal, state and local publicly funded construction projects and seasonal variations generally attributable to weather conditions. These factors impact the amount and timing of our revenues.

        Our second amended and restated credit agreement (the "Credit Agreement") contains certain financial covenants that include limitations on annual capital expenditures, available credit, maximum leverage ratios and a minimum fixed charge coverage ratio, among others, as defined in the associated agreement (the "Financial Covenants"). If an event of default should occur, the lenders may, among other things, accelerate the maturity of the outstanding amounts as well as discontinue lending under the revolving line of credit.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

2. Risks and Uncertainties (Continued)

        While we have confidence in our ability to meet our operating plan in the future, in the past we have failed to meet certain operating performance measures as well as the Financial Covenant requirements set forth in our Credit Agreement, which resulted in the need to obtain several amendments to the Credit Agreement. In each of February 28, 2009 and 2010, we did not comply with certain Financial Covenant and obtained an associated waiver. In May 2010, we did not comply with certain Financial Covenants and obtained a waiver and an increase in the total available borrowings under the Credit Agreement. At February 28, 2011, we were in compliance with all of our Financial Covenants; however, on May 18, 2011, we entered into the ninth amendment to the Credit Agreement, to adjust certain covenant levels (see Note 7) in future periods to provide greater cushion under our financial covenants. This amendment also imposes a $25.0 million annual limit on capital expenditures.

        As a result of the May 2011 amendment to the credit agreement, we expect to be in compliance with the Financial Covenants during the next fiscal year. Operating losses incurred during our most recent fiscal year as well as reductions in our cash flow generated by operations have resulted in an increase in interest expense due to higher debt levels along with an increase in overall interest rates, which were also impacted by the issuance of Senior Notes in August 2010. A shortfall in the actual trailing twelve month earnings before interest, taxes and depreciation and certain lease expenses ("EBITDAR"), as adjusted and defined in the Credit Agreement, of between approximately 5% and 8% during a particular quarter over the next fiscal year could cause us to fail to meet our Financial Covenants during the period. Similarly, we are projecting to be above the required fixed charge coverage ratios at amounts that vary between approximately 7% and 15% of the required levels set in the Credit Agreement.

        Our earnings and debt levels, and associated covenant compliance, may be impacted by, among other things, the volume and amount of federal, state and local publicly funded construction projects, the weather, which can materially affect our business and makes us subject to seasonality on a quarter to quarter basis, changes in product mix, commodity price changes and other factors inherent in the operation of our business. We are exploring a number of options which could enhance earnings or reduce total debt while not negatively impacting our ability to continue operating in our key markets. If we do not meet our projections and the actions described above are not sufficient to maintain our compliance with the Financial Covenants, we would seek a waiver of the covenants or alternative financing. There can be no assurance that the new covenant requirements will be met or that we would be able to amend the Credit Agreement or obtain alternative financing to replace the Credit Agreement, which could result in a material adverse effect on our financial position, results of operations and cash flows.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

3. Accounts Receivable

        Accounts receivable at February 28 consisted of:

(in thousands)	2011	2010
Costs and estimated earnings in excess of billings	$11,138	$6,789
Trade	50,726	47,406
Retainages	7,938	8,011

	69,802	62,206
Allowance for doubtful accounts	(2,430)	(2,119)

Accounts receivable, net	$67,372	$60,087

        Costs and estimated earnings in excess of billings related to uncompleted contracts and amounts not processed by governmental agencies. State and local agencies often require several approvals to process billings or payments and this may cause a lag in payment times.

4. Inventories

        Inventories at February 28 consisted of:

(in thousands)	2011	2010
Crushed stone, agricultural lime, and sand	$82,852	$81,557
Raw materials	7,823	6,815
Parts, tires, and supplies	11,472	11,803
Concrete blocks	4,977	4,883
Building materials	4,244	4,224
Safety equipment	16,241	16,584
Other	1,813	1,348

	$129,422	$127,214

5. Property, Plant & Equipment

        Property, plant & equipment at February 28 are as follows:

(in thousands)	2011	2010
Limestone and sand acreage	$135,888	$136,139
Land, buildings and building improvements	95,080	92,351
Crushing, prestressing, and manufacturing plants	301,052	292,269
Contracting equipment, vehicles, and other	264,814	255,295
Construction in progress	6,282	2,526

Property, plant and equipment	803,116	778,580
Less: Accumulated depreciation and depletion	(420,151)	(388,050)

Property, plant and equipment, net	$382,965	$390,530

        Depreciation expense was $43.2 million, $41.1, and $39.2 million for years ended February 28, 2011, 2010, and 2009. Included in the contracting equipment, vehicles, and other asset category above are capital leases with a cost basis of $22.5 million and $17.5 million as of February 28, 2011 and 2010, respectively.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

6. Accrued Liabilities

        Accrued liabilities at February 28 consisted of:

(in thousands)	2011	2010
Payroll and vacation	$7,418	$8,047
Contract expenses	1,468	5,123
Withholding taxes	2,874	3,891
Reserve for taxes	1,486	1,474
Interest	15,444	1,962
Insurance	16,250	13,102
Deferred acquisition liability	3,253	5,134
Billings in excess of costs and estimated earnings on uncompleted contracts	354	5,246
Other	3,599	1,659

Total accrued liabilities	$52,146	$45,638

7. Long-Term Debt

(in thousands)	2011	2010
Land and equipment obligations	$32,003	$33,101
First lien term loan A & B	153,090	280,085
First lien revolving credit facility	53,177	74,085
Second lien loans	—	85,000
Senior notes due 2018	250,000	—
Obligations under capital leases	12,576	12,625

Total debt	500,846	484,896
Less: Current portion	(20,460)	(20,557)

Total long-term debt	$480,386	$464,339

Land, Equipment and Other Obligations

        The Company has various notes, mortgages and other financing arrangements resulting from the purchase of principally land and equipment. All loans provide for at least annual payments, which include interest ranging up to 10.0% per annum. Principally all loans are secured by the land and equipment acquired. During the year ended February 28, 2011, the Company had $6.0 million outstanding of new obligations incurred under various financing arrangements related to the purchase of $3.9 million of equipment and $2.1 million of software. As of February 28, 2010, the Company incurred additional debt of $9.1 million related to the purchase of land and equipment.

        From 1998 through 2005 the Company issued four revenue bonds to different industrial development authorities with counties in Pennsylvania in order to fund the acquisition and installation of plant and equipment. The original issuance of bonds totaled $25.3 million with dates of maturity through May, 2022. The Company maintains irrevocable, transferable letters of credit equal to the approximate carrying value of each bond, in total for $11.6 million and $13.4 million as of February 28, 2011 and 2010, respectively. The effective interest rate on these bonds ranged from 0.41% to 0.48%

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

and 0.35% and 0.43% as of February 28, 2011 and 2010, respectively. The Company is subject to annual principal maturities each year which is funded on either a quarterly or monthly basis, depending upon the terms of the original agreement. The Company's plant and equipment provide collateral under these borrowings and for the letters of credit.

        The Company entered into a three year term loan agreement in August 2009 with Citizens Bank in the amount of $8.5 million. The purpose of the borrowing was to fund the acquisition of equipment, which serves as collateral under the agreement. Required principal maturities of $0.2 million are due monthly. The interest rate options are LIBOR plus 3.50% or the Prime Rate plus 3.50%. Additionally, the Company is subject to a 1.00% floor on the LIBOR rate for LIBOR based borrowings under this arrangement. The effective rate of interest was 3.79% and 3.73%as of February 28, 2011 and 2010 respectively. The outstanding balance of the loan was $4.5 million and $7.3 million as of February 28, 2011 and 2010, respectively. The Company is subject the existing covenants as defined in the second amended and restated credit agreement discussed below.

First Lien Term Loan A & B

        On January 11, 2008, the Company entered into a second amended and restated credit agreement that provided two term loans and a second lien facility. The term loans were used to acquire equity and assets of Stabler Companies Inc. and refinance certain existing indebtedness. The term loans A and B are secured by a first priority lien on appraised real estate, mineral rights, and fixed assets. The second lien facility was prepaid during 2011. The Company is required to meet certain financial covenants, including maintaining certain leverage and coverage ratios, minimum net worth requirements and capital expenditure and lease payment limitations under our second amended and restated credit agreement. The term loan A and term loan B mature on January 10, 2014.

        Pricing on the term loan A is tied to a performance grid based on the ratio of total debt to earnings before interest, taxes, depreciation and depletion, amortization and rent expense ("EBITDAR"), as defined in the second amended and restated credit agreement. LIBOR margins for the term loan A ranged from 2.00% to 3.50% and from 1.75% to 3.00% for fiscal years ended February 28, 2011 and 2010, respectively. Prime Rate margins ranged from 0% to 1.50% and 0% to 1.00% for fiscal years ended February 28, 2011 and 2010, respectively. Additionally, the Company was subject to a 1.00% floor on the LIBOR rate for LIBOR based borrowings under this arrangement for the fiscal year ended February 28, 2011. The term loan A had $85.1 million outstanding and the LIBOR margin was 3.50% and the Prime Rate margin was 1.50% and $158.9 million outstanding and the LIBOR margin was 3.00% and Prime Rate margin was 1.00% as of February 28, 2011 and 2010, respectively. The net effective interest rate on the term loan A was approximately 3.79% and 3.00% at February 28, 2011 and 2010, respectively.

        Pricing on the term loan B is tied to a performance grid based on the ratio of total debt to EBITDAR. LIBOR margins for the term loan B range from 3.50% to 4.00% and from 3.00% to 3.50% as of fiscal year ended February 28, 2011 and 2010, respectively. Prime Rate margins range from 1.50% to 2.00% and 1.00% to 1.50% for the fiscal year ended February 28, 2011 and 2010, respectively. Additionally, the Company was subject to a 1.00% floor on the LIBOR rate for LIBOR based borrowings under this arrangement for the fiscal year ended February 28, 2011. The term loan B had $68.0 million outstanding and the LIBOR margin was 4.00% and the Prime Rate margin was 2.00% and $121.2 million outstanding and the LIBOR margin was 3.50% and the Prime Rate margin was

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

1.50% as of February 28, 2011 and 2010, respectively. The net effective interest rate on the term loan B was approximately 4.31% and 3.50% at February 28, 2011 and 2010, respectively.

First Lien Revolving Credit Facility

        On January 11, 2008, the Company entered into a second amended and restated credit agreement with a $110.0 million, secured revolving credit facility. On May 27, 2010 the Company amended its second amended and rested credit agreement to adjust certain leverage ratios, limitations on operating lease expense and also increased the total amount available under the revolving credit facility to $135.0 million. Availability under the revolver is restricted to a borrowing base equal to the sum of 85% of accounts receivable less accounts over 120 days and 60% of inventory. Pricing on the revolver is tied to a performance grid based on the ratio of total Leverage to EBITDAR, as defined in the agreement. LIBOR margins for the revolver range from 2.00% to 3.50%. Prime Rate margins for the revolver range from 0% to 1.50%. Additionally, the Company was subject to a 1.00% floor on the LIBOR rate for LIBOR based borrowings under this arrangement for the fiscal year ended February 28, 2011. The LIBOR margin was 3.50% and 3.00% as of February 28, 2011 and 2010, respectively. The Prime Rate was 1.50% and 1.00% as of February 28, 2011 and 2010, respectively. The effective interest rate was 3.99% and 3.00% at February 28, 2011 and 2010, respectively. The Company is required to meet certain financial covenants, including maintaining certain leverage and coverage ratios, minimum net worth requirements and capital expenditure and lease payment limitations under the second amended and restated credit agreement. The first lien revolving credit facility expires on January 11, 2013.

        At February 28, 2011 and February 28, 2010, an additional $81.8 million and $35.9 million were available under the revolving credit facility, respectively. The agreement also permits an additional seasonal availability of $10.0 million during the months of March, April, May, and June. The credit facility requires that, for 30 consecutive days during the fourth fiscal quarter of each year that the balance outstanding on the revolving loans are repaid to a specified level not to exceed $75.0 million.

Senior Notes Due 2018

        In August 2010, the Company sold $250.0 million aggregate principal amount of 11.0% senior notes ("Notes") due in 2018 at par value. Interest on the Notes is payable semi-annually in cash in arrears on March 1 and September 1 of each year. The Company used the net proceeds from the issuance to repay a portion of existing debt. In connection with the issuance of the Notes, the Company incurred costs of approximately $8.3 million which were deferred and are being amortized on the effective interest method over the term of the Notes.

        At February 28, 2011 the Company had $250.0 million aggregate principal amount of Notes outstanding. At any time prior to September 1, 2014, the Company may redeem all or part of the Notes at a redemption price equal to 100.0% of the principal amount plus accrued and unpaid interest and an applicable "make-whole" premium which is set forth in the indenture governing the Notes. On and after September 1, 2014, the Company may redeem all or a part of the Notes at the redemption

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on September 1 of the years indicated below:

Year	Percentage
2014	105.50%
2015	102.75%
2016 and thereafter	100.00%

        In addition, prior to September 1, 2013, the Company may redeem up to 35.0% of the aggregate principal Notes outstanding with the net cash proceeds from certain equity offerings at a redemption price equal to 111.0% of the principal amount thereof, together with accrued and unpaid interest. If the Company experiences a change of control, as outlined in the indenture, the Company may be required to offer to purchase the Notes at a purchase price equal to 101.0% of the principal amount, plus accrued interest.

        The Notes are guaranteed, on a joint and several basis, by all of the Company's existing and future domestic subsidiaries, with the exception of certain subsidiaries. The indenture governing the Notes contains affirmative and negative covenants that, among other things, limit the Company and its subsidiaries' ability to incur additional debt, make restricted payments, dividends or other payments from subsidiaries to the Company, create liens, engage in the sale or transfer of assets, and engage in transactions with affiliates. The Company is not required to maintain any affirmative financial ratios or covenants.

        The Company must file a registration statement with the Securities and Exchange Commission ("SEC") within 360 days of issuance with respect to a registered offer to exchange the Notes for new Notes having terms substantially identical in all material respects to the Notes. If the Company fails to file a registration statement within the time provided in the indenture the interest rate on the Notes will pay up to an additional 1% per annum until such registration is completed or the Notes are redeemed.

Refinancing

        From the proceeds of the Notes, the Company prepaid its second lien loan which had a principal balance outstanding of $85.0 million and paid down a portion of its term loan A, term loan B, and the revolving credit facility in the amounts of $64.9 million, $50.1 million and $43.5 million respectively. For the year ended February 28, 2011 the Company recognized a loss on debt retirement of approximately $2.9 million relating to the write off of unamortized debt issuance costs associated with the components of outstanding debt that were effectively extinguished. The write off of the debt issuance costs have been recorded as a component of interest expense.

Obligations Under Capital Lease

        The Company has various arrangements for the lease of machinery and equipment which qualify as capital leases. These arrangements typically provide for monthly payments, some of which include residual value guarantees if the Company were to terminate the arrangement during certain specified periods of time for each underlying asset under lease.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

Covenants

        The Company is subject to certain financial covenants related to its term loan A, term loan B, and revolving credit facility, including maintaining certain leverage and coverage ratios, minimum net worth requirements, and capital expenditure and lease payment limitations. The credit agreements also contain subjective acceleration clauses which allow the Bank to declare amounts outstanding under the financing arrangements due and payable if a Material Adverse Change occurs. The Company believes that it will continue to comply with its financial covenants, as amended, under the financing arrangement. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the subjective acceleration clause referred to above, the Company would seek to modify its financing arrangement. However, there can be no assurance that the Bank would not exercise their rights and remedies under the financing arrangement including accelerating payment of all outstanding debt due and payable.

        The Company has obtained multiple waivers and amendments related to covenant defaults (refer to Note 2) during fiscal years 2009, 2010 and 2011, respectively. The more significant amendments related to defaults of the net worth covenant, leverage ratios, limitations on operating lease expense and timely completion of the financial statements. In addition, the Company obtained amendments to the first lien credit facility, including the term loans and revolving credit facility which adjusted covenants for future periods and allowed for the issuance of the Notes in August 2010. Where appropriate, the Company records fees paid to obtain the waivers and amendments as deferred financing fees and amortizes the amounts over the remaining life of the associated financing arrangements. As of February 28, 2011, the Company was in compliance with all of its covenant requirements as amended through that date. On May 18, 2011, the Company obtained an additional amendment to the second amended and restated credit agreement that adjusted covenant levels in future periods during fiscal year 2012 and beyond.

Other

        Long-term debt for each fiscal period matures as follows:

(in thousands)	Amount
Period
2012	$20,460
2013	71,357
2014	142,306
2015	3,703
2016	1,402
Remaining years	261,618

$500,846

        Using a combination of discounted cash flow techniques that incorporate a market interest yield curve with adjustments for duration, optionality, risk profile and other available information as well as

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

publicly available information on the Notes, the Company has determined the fair value of long term debt as of February 28 is as follows:

(in thousands)	2011	2010
Carrying value (including current maturities)	$500,846	$484,896
Fair value (including current maturities)	505,855	487,693

8. Income Taxes

        The components of the U.S. federal and state income tax expense as of February 28 consist of the following:

(in thousands)	2011	2010	2009
Current
U.S. Federal	$(3,902)	$331	$300
State	292	2,258	65

Total current	(3,610)	2,589	365

Deferred
U.S. Federal	(940)	(261)	(581)
State	72	(1,936)	1,276

Total deferred	(868)	(2,197)	695

	$(4,478)	$392	$1,060

        The detail of the (benefit from) provision for income taxes and a reconciliation of the statutory to effective tax expense (benefit) for periods ending February 28 are as follows:

(in thousands)	2011	2010	2009
Federal statutory tax	$(3,588)	$3,273	$(10,205)
State taxes, net of federal benefit	(2,719)	(526)	874
Depletion	(1,761)	(2,230)	(2,448)
Tax contingencies	374	243	536
Goodwill impairment	—	—	13,700
Valuation allowance, net	3,883	—	—
Other	(667)	(368)	(1,397)

	$(4,478)	$392	$1,060

        Deferred income taxes arise due to certain items being includable in the determination of taxable income in periods different than for financial reporting purposes. The tax effect of significant types of

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

temporary differences and carryforwards that gave rise to the Company's deferred tax assets and liabilities as of February 28 are as follows:

(in thousands)	2011	2010
Deferred tax assets
Inventory	$4,591	$3,031
Defined benefit plans	985	1,107
Accrued expenses	5,506	5,591
Workers compensation	6,288	2,400
Bad debt reserve	913	652
Reclamation	2,384	1,982
Leases	4,174	4,099
Other	3,194	2,384
Tax loss carryforwards	13,134	11,629

Total deferred tax assets	41,169	32,875

Deferred tax liabilities
Depreciable and amortizable assets	(131,971)	(130,707)
Leases	(981)	(1,242)
Other	(881)	(901)

Total deferred tax liabilities	(133,833)	(132,850)

Less: Valuation allowance	(5,474)	—

Net deferred tax liabilities	$(98,138)	$(99,975)

        During the year ended February 28, 2011, the Company recorded a noncash charge to establish a valuation allowance of $5.5 million against certain deferred tax assets primarily related to state net operating losses. In assessing whether the deferred tax assets may be realized, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized based upon an assessment of both positive and negative evidence as prescribed by applicable accounting guidance, for example recent operating results and permanent differences for tax purposes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        The Company has a U.S. federal net operating loss that begins to expire in 2028 of approximately $14.0 million and $20.7 million as of February 28, 2011 and 2010 respectively. The Company has state net operating losses that will begin to expire in 2022 of approximately $91.0 million and $70.1 million as of February 28, 2011 and 2010 respectively, of which $73.7 million and $63.8 million relates to Pennsylvania as of February 28, 2011 and 2010 respectively.

        In June 2006, new guidance was issued which clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements. The Company adopted this guidance on March 1,

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

2008. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the years ended February 28 is as follows:

(in thousands)	2011	2010	2009
Beginning balance	$1,035	$771	$235
Gross increases—current period tax positions	1,344		—
Gross decreases—prior period tax positions	—	264	536
Settlements with taxing authorities/lapse of statute of limitations	—	—	—

Ending balance	$2,379	$1,035	$771

        The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $1.6 million and $1.0 million as of February 28, 2011 and 2010, respectively. In January of 2011, the IRS's Tax Exempt and Government Entities Division initiated an exam of the Company's federal income tax returns specifically related to revenue bonds issued by the Company. It is reasonably possible that this examination may be resolved within the next twelve months and therefore reasonable possible that the Company's gross unrecognized tax benefits may change within the next twelve months by a range of $0 to $0.8 million.

        The Company recognizes interest and penalties related to unrecognized tax benefits as a component of tax expense. During the years ended February 28, 2011, 2010 and 2009 interest and penalties accrued were not material.

        Each year the Company files tax returns in the various national, state and local income taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the taxing authorities. Positions challenged by the taxing authorities may be settled or appealed by the Company. The Company's number of open tax years varies by jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non U.S. income tax examinations by tax authorities for years before 2006.

9. Retirement and Benefit Programs

        Substantially all employees are covered by either a defined contribution plan, a defined benefit plan, a collectively bargained multi-employer plan, or a noncontributory profit sharing plan.

        The Company participates in several multi-employer pension plans, which provide defined benefits to certain employees covered by labor union contracts. Contributions to these plans amounted to approximately $1.9 million, $1.9 million and $1.6 million as of February 28, 2011, 2010, and 2009 respectively. These amounts were determined by the union contracts and the Company does not administer or control the funds. However, in the event of plan terminations or Company withdrawal from the plans, the Company may be liable for a portion of the plans' unfunded vested benefits, the amount of which, if any, has not been determined. The Company presently has no plans to withdraw from these plans.

        The Company also maintains, for certain salaried and hourly employees, an investment plan under which eligible employees can invest various percentages of their earnings, matched by an employer contribution of up to 6%. Additionally, the Company may make special voluntary contributions to all

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

9. Retirement and Benefit Programs (Continued)

employees eligible to participate in the plan, regardless of whether they contributed during the year. The Company contributions were approximately $6.8 million, $7.5 million and $6.9million for the years ended February 28, 2011, 2010, and 2009, respectively.

        Additionally, the Company has unfunded supplemental retirement agreements with individuals previously associated with the Company which had actuarial present values of future payments of $0.3 million, $0.4 million and $0.5 million at February 28, 2011, 2010, and 2009, respectively, which are included in other liabilities on the balance sheet.

        The Company has two defined benefit pension plans covering certain union employees. The benefits are based on years of service. The funded status reported on the balance sheet as of February 28, 2011 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company's active employees. Net periodic pension expense of $0.3 million, $0.4 million and $0.2 million were recognized at February 28, 2011, 2010, and 2009, respectively.

        The components of net pension expense for the years ended February 28 are as follows:

(in thousands)	2011	2010	2009
Net periodic benefit cost
Service cost	$203	$210	$241
Interest cost	434	437	480
Expected return on plan assets	(559)	(549)	(668)
Amortization of prior service cost	85	90	93
Recognized net actuarial loss	123	221	37

Total pension expense	286	409	183

Other changes in plan assets and benefit obligations recognized in other comprehensive loss
Net (gain) loss	(87)	(782)	2,345
Amortization of prior service cost	(85)	(90)	(93)
Amortization of net actuarial (gain) loss	(123)	(221)	(37)

Total recognized in accumulated other comprehensive (gain) loss	(295)	(1,093)	2,215

Total recognized net periodic benefit cost and accumulated other comprehensive (gain) loss	$(9)	$(684)	$2,398

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

9. Retirement and Benefit Programs (Continued)

        The following table sets forth the Plans' benefit obligation, fair value of plan assets, and funded status as of February 28:

(in thousands)	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	$7,818	$7,128
Service cost	203	210
Interest cost	434	437
Actuarial (gain) or loss	347	373
Plan amendment	—	117
Benefits paid	(565)	(447)

Benefit obligation at end of year	8,237	7,818

Change in plan assets
Fair value of plan assets at beginning of year	7,103	5,518
Actual return on plan assets	993	1,823
Employer contributions	418	209
Benefits paid	(565)	(447)

Fair value of plan assets at end of year	7,949	7,103

Funded status at end of year	$(288)	$(715)

Amounts recognized in the balance sheet consist of
Noncurrent assets	$733	$504
Noncurrent liabilities	(1,021)	(1,219)

Net amount recognized	$(288)	$(715)

        The accumulated benefit obligation for the plans was $8.2 million and $7.8 million as of February 28, 2011 and 2010, respectively.

        The amounts in accumulated other comprehensive income that have not yet been recognized as a component of net period benefit cost as of February 28 are as follows:

(in thousands)	2011	2010	2009
Unrecognized net actuarial loss	$2,103	$2,313	$3,434
Unrecognized prior service cost	285	370	343

	$2,388	$2,683	$3,777

        The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit cost related to unrecognized net actuarial loss and prior service cost next year is approximately $0.1 million.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

9. Retirement and Benefit Programs (Continued)

        Weighted average assumptions used to determine benefit obligations as of February 28 were as follows:

	2011	2010	2009
Discount rate	5.50%	5.75%	6.25%
Expected return on plan assets	8.00%	8.00%	8.00%

        Weighted average assumptions used to determine net periodic pension expense were as follows:

	2011	2010	2009
Discount rate	5.75%	6.25%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%

        The following table summarizes employer contributions and benefits paid:

(in thousands)	2011	2010	2009
Employer's contributions paid	$418	$209	$360
Benefits paid (including expense)	565	447	431

        The Company's overall expected long-term rate of return on assets is 8.0%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

        The asset allocations of the Company's pension plans as of February 28 were as follows:

	2011		2010
Asset class	Target	Actual	Target	Actual
Equity securities	50%	56%	40%	47%
Debt securities	50%	44%	60%	53%

	100%	100%	100%	100%

        The plans' investments measured at fair value on a recurring basis as of February 28 were as follows:

	Fair Value Measurement Using
(in thousands)	2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$273	$273	$—	$—
Fixed income mutual funds	3,531	3,531	—	—
Equity mutual funds	2,342	2,342	—	—
International equity funds	1,183	1,183	—	—
Balanced mutual funds	620	620	—	—

	$7,949	$7,949	$—	$—

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

9. Retirement and Benefit Programs (Continued)

	Fair Value Measurement Using
(in thousands)	2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$177	$177	$—	$—
Fixed income mutual funds	3,350	3,350	—	—
Equity mutual funds	2,361	2,361	—	—
International equity funds	972	972	—	—
Balanced mutual funds	243	243	—	—

	$7,103	$7,103	$—	$—

        The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges. The investment policy is periodically reviewed by the Company. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

        The Company expects to make contributions of $0.3 million to the plans during the next fiscal year.

        Estimated future benefit payments for the defined benefit plans are as follows:

(in thousands)
Plan year ending February 28
2012	$498
2013	503
2014	527
2015	544
2016	556
2017-2020	2,827

        The Company also maintains postretirement life insurance and medical benefits plans for certain employees eligible to participate in the plans after meeting certain age and years of service requirements. The actuarial present value of future life insurance premium and medical benefit payments under these plans was $0.2 million at February 28, 2011 and, 2010, respectively and $0.1 million at February 28, 2009.

        Beginning in the year ended February 28, 2001, the Company offered a nonqualified benefit plan to a select group of management employees. The plan has four levels of participants and benefits vary depending on classification. The plan consists of a defined Company contribution, elective deferrals and pre-retirement split-dollar life insurance. The defined Company contribution consists of a predetermined percentage of salary up to 12.5% and a target percentage of bonus, when declared, up to 25%. Elective deferrals cannot exceed 50% of salary and 90% of bonus. The Company contributions begin vesting upon attainment of two years of service at 40%, and 20% per year thereafter. Elective

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

9. Retirement and Benefit Programs (Continued)

deferrals are always 100% vested. The contributions are funded on a regular basis. Company contributions continue to be an asset of the Company with a corresponding unsecured general obligation of the Company. The asset is recorded as part of other assets and the corresponding obligation is recorded under other liabilities. As of February 28, 2011, 2010, and 2009 the value of the contributions was $3.8 million, $2.9 million and $1.6 million, respectively, and the obligation was $3.4 million, $2.7 million, and 1.4 million, respectively.

10. Leases

        The Company has various noncancelable operating leases with initial or remaining terms in excess of one year. In addition, certain leases contain early purchase options that if exercised would reduce the minimum payments. The future minimum payments under these operating leases at February 28 are payable as follows:

(in thousands)	Operating Leases
Period
2012	$3,002
2013	2,725
2014	2,450
2015	2,108
2016	537
Thereafter	1,081

Total	$11,903

        Total operating lease expenses were $9.3 million, $9.9 million and $8.1 million as of February 28, 2011, 2010, and 2009 respectively.

        In conjunction with the Company's 12.6% membership interest in Means to Go, LLC, the Company entered into an aircraft lease agreement which expires on December 31, 2011 and is renewed from time to time. The Company is obligated to make lease payments of $0.2 million annually during this period to cover projected fixed charges of operating the aircraft, which is included in the above operating lease commitments. Additionally, the Company is billed an hourly charge for use of the aircraft which is based on the variable costs of operating such aircraft. The Company has provided a letter of credit in the amount of $1.7 million in relation to its obligation as a member of Means to Go, LLC.

11. Supplemental Disclosures of Cash Flow Information

(in thousands)	2011	2010	2009
Supplemental disclosures of cash flow information
Capital lease and other noncash obligations incurred	$11,038	$2,010	$6,031
Cash paid, net of amounts capitalized, during the year for Interest	21,535	24,239	41,738
Cash paid for taxes	782	2,209	165

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

12. Asset Retirement Obligations

        The Company has asset retirement obligations arising from regulatory requirements to perform certain reclamation activities upon the closure of quarries. The liability is initially measured at estimated fair value and is subsequently adjusted for accretion expenses and changes in the amount or timing of the estimated cash flows. These asset retirement obligations relate to all underlying land parcels, including both owned properties and mineral leases. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company recognized depreciation expense related to its asset retirement obligations totaling $0.1 million for the years ended February 28, 2011, 2010, and 2009. The Company recognized accretion expense related to its asset retirement obligations totaling $ 0.4 million, $0.2 million, and $0.4 million for the years ended February 28, 2011, 2010, and 2009, respectively. These costs are reported in depreciation and cost of products sold, respectively.

        The following shows the changes in the asset retirement obligations for the years ended February 28:

(in thousands)	2011	2010	2009
Balance at March 1	$4,748	$4,745	$8,632
Accretion expense	416	243	364
Liabilities incurred	—	32	—
Change in estimated obligations	—	708	(2,380)
Liabilities settled	(13)	(980)	(1,871)

	$5,151	$4,748	$4,745

13. Put Rights

        The stockholders have put rights on all outstanding common stock which may require the Company to purchase, at any time, all or some of a stockholder's common stock. The common stock is classified as mezzanine or temporary equity at February 28, 2011 and 2010, respectively, since the shares were redeemable at the option of the holder and had conditions for redemption which are not solely within the control of the Company. The redemption price is determined based upon the terms and conditions of the underlying stockholders agreement and is based upon either a formulaic calculation, in the event of a put of less than 100% of an individual stockholders shares or a appraisal, in the event of a put of all of an individual stockholder's shares. The value of the common stock is adjusted to its maximum redemption value each reporting date through retained earnings.

        If the Company is unable to purchase the common stock by reason of a legal or contractual impediment, then a stockholder, subject to the terms and restrictions set forth in the Stock Restriction Agreement, may sell common stock to other purchasers. The Company is restricted from purchasing any of its common stock due to contractual impediments contained in certain financing arrangements as of February 28, 2011 and 2010, respectively.

14. Commitments and Contingencies

        In the normal course of business, the Company has commitments, lawsuits, claims, and contingent liabilities. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, or liquidity.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

        The Company maintains a self-insurance program for workers' compensation (PA employees) coverage, which is administered by a third party management company. The Company's self-insurance retention is limited to $1.0 million per occurrence with the excess covered by workers' compensation excess liability insurance. The Company is required to maintain a $7.0 million surety bond with the Commonwealth of Pennsylvania. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The Company also maintains three self-insurance programs for health coverage with losses limited to $0.3 million per employee. Additionally, the Company is required to provide a letter of credit in the amount of $0.9 million to guarantee payment of the deductible portion of its liability coverages existing prior to January 1, 2008.

        The Company also maintains a captive insurance company, Rock Solid Insurance Company, for workers compensation (Non PA employees), general liability, auto, and property coverage. Rock Solid is required to provide a letter of credit in the amount of $7.2 million to guarantee payment of the deductible portion its liability coverages. Reserves for retained losses within this captive, which are recorded in accrued liabilities in the accompanying consolidated balance sheet, were approximately $7.4 million and $5.9 million as of February 28, 2011 and February 28, 2010, respectively. Exposures for periods prior to the inception of the captive are covered by pre-existing insurance policies.

15. Goodwill and Other Intangible Assets

Goodwill

        There were no changes to the carrying value of goodwill for the year ended February 28, 2011. Impairment testing is performed during the fourth quarter of the fiscal year and there were no impairments recognized during the year ended February 28, 2011 (see footnote 1). For segment reporting purposes goodwill of $85.0 million and $5.8 million is reported as part of the Construction Materials segment and the Traffic Safety Services and Equipment segment respectively. During 2009, the Company recognized a goodwill impairment of $39.1 million in the Construction Materials segment.

Other Intangible Assets

        The Company had the following intangible assets as of February 28:

	2011
(in thousands)	Gross Asset	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$12,000	$(1,800)	$10,200
Technology	600	(120)	480

	12,600	(1,920)	10,680
Nonamortizable intangible assets
Trademarks	17,404	—	17,404

Total other intangible assets	$30,004	$(1,920)	$28,084

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

15. Goodwill and Other Intangible Assets (Continued)

	2010
(in thousands)	Gross Asset	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$12,000	$(1,200)	$10,800
Technology	600	(80)	520

	12,600	(1,280)	11,320
Nonamortizable intangible assets
Trademarks	17,404	—	17,404

Total other intangible assets	$30,004	$(1,280)	$28,724

        During 2009, the Company recognized an impairment loss on trademarks of $5.7 million which reduced the carrying value to $17.4 million. During 2010 and 2011 there were no impairments.

        The aggregate amortization expense related to amortizable intangible assets was $0.6 million for the years ended February 28, 2011, 2010, and 2009.

        Annual amortization expense on amortizable intangible assets is expected to be approximately $0.6 million for each of the next five years.

16. Business Segments

        The Company reports information about its operating segments using the "management approach," which is based on the way management organizes and reports the segments within the organization for making operating decisions and assessing performance. The Company has three reportable segments and has identified the segments based upon the nature of services and product offerings. The Company's three reportable segments are; (i) construction materials; (ii) heavy/highway construction; and (iii) traffic safety services and equipment. A description of the services and product offerings within each of the Company's segments is provided below.

        The construction materials segment mines and produces aggregates (crushed stone and construction sand and gravel), hot mix asphalt, ready-mixed concrete and other concrete products including precast/prestressed structural concrete components and masonry blocks for sale to third parties and internal use. During 2011, the construction materials segment served markets primarily in the Commonwealth of Pennsylvania and western New York. The high weight-to-value ratio of aggregates and concrete products and the time in which ready-mixed concrete and hot mix asphalt begin to set, limit the efficient distribution range for these products to roughly a one-hour haul time. Accordingly, the Company's markets for these products are generally local in nature.

        The heavy/highway construction segment includes heavy and highway construction, blacktop paving and other site preparation services. The Company's heavy/highway construction segment is primarily supplied with its construction materials, such as hot mix asphalt, ready-mixed concrete and aggregates from the Company's construction materials segment. During 2011, the heavy/highway construction segment served markets primarily in the Commonwealth of Pennsylvania.

        The traffic safety services and equipment segment rents and sells general and specialty traffic control and work zone safety equipment and safety services to industrial and construction end-users. Traffic safety services and equipment business sells equipment through its national sales network and provides traffic maintenance and protection services primarily throughout the eastern United States.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

16. Business Segments (Continued)

        The Company reviews earnings of the segments principally at the operating profit level and accounts for intersegment sales at prices that range from negotiated rates to those that approximate fair market value. Segment operating profit consists of net sales and other revenues less operating costs and expenses. Corporate and unallocated costs include those administrative and financial costs which are not allocated to segment operations and are excluded from segment operating profit. These costs include corporate administrative functions, unallocated corporate functions, and divisional administrative functions. Segment assets are those assets that are used in each segment's operations and include only assets directly identified with those operations. Corporate and unallocated assets include principally cash and cash equivalents, prepaid and other assets, deferred income taxes and cash value of life insurance. The accounting policies of the segments are the same as those described in the Summary of Significant Account Policies (see Note 1, Summary of Significant Accounting Policies). The following is a summary of certain financial data for the Company's business segments:

(in thousands)	2011	2010	2009
Net sales and other revenues
Construction materials	$512,743	$499,186	$559,174
Heavy/highway construction	337,620	349,856	338,885
Traffic safety services and equipment	78,181	81,102	83,085
Other revenues	15,220	12,719	11,459

Segment totals	943,764	942,863	992,603
Inter-segment eliminations	(217,765)	(205,745)	(206,828)

Total net sales and other revenues	$725,999	$737,118	$785,775

Operating profit
Construction materials	$36,108	$43,354	$31,351
Heavy/highway construction	6,454	3,845	16,496
Traffic safety services and equipment	3,377	3,670	3,858
Corporate and unallocated	(14,922)	(12,574)	(41,345)

Total operating profit	$31,017	$38,295	$10,360

Product and services net sales and other revenues
Construction materials
Aggregates	$192,702	$178,269	$203,240
Hot mix asphalt	196,209	189,562	204,842
Ready mixed concrete	63,459	59,074	63,824
Precast/prestressed structural concrete	27,353	40,171	44,548
Masonry products	17,880	17,504	23,986
Construction supply centers	15,140	14,606	18,734
Heavy/highway construction	337,620	349,856	338,885
Traffic safety services and equipment	78,181	81,102	83,085
Other revenues	15,220	12,719	11,459
Inter-product sales eliminations	(217,765)	(205,745)	(206,828)

Total net sales and other revenues	$725,999	$737,118	$785,775

Product and services operating profit
Construction materials
Aggregates	$19,443	$20,282	$22,166
Hot mix asphalt	18,508	21,711	7,995
Ready mixed concrete	2,595	2,474	1,819
Precast/prestressed structural concrete	(3,187)	267	143
Masonry products	(1,528)	(992)	(1,080)
Construction supply centers	277	(388)	308
Heavy/highway construction	6,454	3,845	16,496
Traffic safety services and equipment	3,377	3,670	3,858
Corporate and unallocated	(14,922)	(12,574)	(41,345)

Total net sales and other revenues	$31,017	$38,295	$10,360

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

16. Business Segments (Continued)

(in thousands)	2011	2010	2009
Segment assets
Construction materials	$549,554	$544,927	$558,219
Heavy/highway construction	62,271	59,116	57,506
Traffic safety services and equipment	74,431	74,241	74,426
Corporate and unallocated	81,822	71,950	74,360

Total assets	$768,078	$750,234	$764,511

Depreciation, Depletion, and Amortization
Construction materials	$28,301	$26,601	$25,775
Heavy/highway construction	8,808	8,558	8,810
Traffic safety services and equipment	7,384	6,542	5,821
Corporate and unallocated	1,424	2,041	1,873

Total depreciation, depletion, and amortization	$45,917	$43,742	$42,279

Capital Expenditures
Construction materials	$21,650	$12,274	$22,649
Heavy/highway construction	8,380	7,719	8,652
Traffic safety services and equipment	7,557	4,657	5,515
Corporate and unallocated	1,765	474	588

Total capital expenditures	$39,352	$25,124	$37,404

        In 2011, 2010, and 2009, sales to two customers represented more than 10% of net revenues. Sales to these customers were $218.3 million, $257.4 million, and $224.6 million for years ended February 28, 2011, 2010, and 2009 respectively.

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information

        On August 18, 2010, New Enterprise Stone & Lime Co., Inc. (the parent Company) issued $250 million aggregate principal amount of its 11.00% Senior Notes due 2018. All existing consolidated subsidiaries of the parent Company are 100% owned and provide a joint and several, full and unconditional guarantee of the securities. These entities include Gateway Trade Center Inc., EII Transport Inc., Protections Services Inc., Work Area Protection Corp., SCI Products Inc., ASTI Transportation Systems, Inc., and Precision Solar Controls Inc. ("Guarantor Subsidiaries"). There are no significant restrictions on the parent Company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary's ability to obtain funds from the parent Company or its direct or indirect subsidiaries. Certain other wholly owned subsidiaries and consolidated partially owned partnerships do not guarantee the notes. These entities include Rock Solid Insurance Company, South Woodbury, L.P., NESL, II LLC, Kettle Creek Partners L.P., Kettle Creek Partners GP, LLC (Non Guarantors).

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent Company, all guarantor subsidiaries, and nonguarantor subsidiaries. The information has been presented as if the parent Company accounted for its ownership of the guarantor subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheet at February 28, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Assets
Current assets
Cash and cash equivalents	$5,058	$1,472	$13,499	$—	$20,029
Restricted cash	1,777	110	—	—	1,887
Accounts receivable (less allowance for doubtful accounts)	54,334	13,024	14	—	67,372
Inventories	113,182	16,240	—	—	129,422
Net investment in lease	—	—	582	(582)	—
Deferred income taxes	12,798	985	—	—	13,783
Other current assets	6,969	442	2,530	—	9,941

Total current assets	194,118	32,273	16,625	(582)	242,434

Other assets
Property, plant and equipment, net	353,118	29,825	9,434	(9,412)	382,965
Goodwill	85,002	5,845	—	—	90,847
Other intangible assets, net of amortization	11,030	17,054	—	—	28,084
Investment in subsidiaries	92,327	—	—	(92,327)	—
Intercompany receivables	—	12,002	—	(12,002)	—
Other assets	23,748	—	—	—	23,748

Total assets	$759,343	$96,999	$26,059	$(114,323)	$768,078

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,599	$—	$443	$(582)	$20,460
Accounts payable—trade	13,226	2,066	862	—	16,154
Accrued expenses	41,104	3,025	8,017	—	52,146

Total current liabilities	74,929	5,091	9,322	(582)	88,760

Long-term debt and other liabilities
Intercompany payables	12,002	—	—	(12,002)	—
Long-term debt, less current maturities	470,974	—	9,412	—	480,386
Obligations under capital leases, less current installments	9,412	—	—	(9,412)	—
Deferred income taxes	105,015	6,906	—	—	111,921
Other	9,840	—	—	—	9,840

Total liabilities	682,172	11,997	18,734	(21,996)	690,907

Redeemable common stock	130,241	—	—	—	130,241
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(53,535)	85,002	7,325	(92,327)	(53,535)
Accumulated other comprehensive loss	(1,403)	—	—	—	(1,403)

Total New Enterprise Stone & Lime Co., Inc. deficit	(54,938)	85,002	7,325	(92,327)	(54,938)
Noncontrolling interest	1,868	—	—	—	1,868

Total deficit	(53,070)	85,002	7,325	(92,327)	(53,070)

Total liabilities and deficit	$759,343	$96,999	$26,059	$(114,323)	$768,078

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet at February 28, 2010

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Assets
Current assets
Cash and cash equivalents	$537	$675	$9,561	$—	$10,773
Restricted cash	1,699	101	—	—	1,800
Accounts receivable (less allowance for doubtful accounts)	48,212	11,788	87	—	60,087
Inventories	110,308	16,906	—	—	127,214
Net investment in lease	—	—	555	(555)	—
Deferred income taxes	10,150	2,656	—	—	12,806
Other current assets	6,167	1,209	2,868	—	10,244

Total current assets	177,073	33,335	13,071	(555)	222,924

Other assets
Property, plant and equipment, net	359,547	29,993	10,402	(9,412)	390,530
Goodwill	85,002	5,845	—	—	90,847
Other intangible assets, net of amortization	11,030	17,694	—	—	28,724
Investment in subsidiaries	85,596	—	—	(85,596)	—
Intercompany receivables	—	9,039	—	(9,039)	—
Other assets	17,209	—	—	—	17,209

Total assets	$735,457	$95,906	$23,473	$(104,602)	$750,234

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,696	$—	$416	$(555)	$20,557
Accounts payable—trade	10,299	2,743	388	—	13,430
Accrued expenses	34,857	4,237	6,544	—	45,638

Total current liabilities	65,852	6,980	7,348	(555)	79,625

Long-term debt and other liabilities
Intercompany payables	9,039	—	—	(9,039)	—
Long-term debt, less current maturities	454,145	—	10,194	—	464,339
Obligations under capital leases, less current installments	9,412	—	—	(9,412)	—
Deferred income taxes	103,520	9,261	—	—	112,781
Other	9,043	—	—	—	9,043

Total liabilities	651,011	16,241	17,542	(19,006)	665,788

Redeemable common stock	183,318	—	—	—	183,318
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(99,644)	79,665	5,931	(85,596)	(99,644)
Accumulated other comprehensive loss	(1,576)	—	—	—	(1,576)

Total New Enterprise Stone & Lime Co., Inc. deficit	(101,220)	79,665	5,931	(85,596)	(101,220)
Noncontrolling interest	2,348	—	—	—	2,348

Total deficit	(98,872)	79,665	5,931	(85,596)	(98,872)

Total liabilities and deficit	$735,457	$95,906	$23,473	$(104,602)	$750,234

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Income Statement for the year ending February 28, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Net sales and other revenues	$648,164	$82,742	$6,971	$(11,878)	$725,999

Cost of revenue	527,319	61,167	2,417	(12,292)	578,611
Depreciation, depletion, and amortization	38,111	7,806		—	45,917
Pension and profit sharing	8,691	216	—	—	8,907
Selling, administrative, and general expenses	51,579	9,628	340	—	61,547

Operating costs and expenses	625,700	78,817	2,757	(12,292)	694,982

Operating profit	22,464	3,925	4,214	414	31,017

Interest income	317	(15)	16	—	318
Interest expense	(41,277)	—	(790)	481	(41,586)

Income (loss) before income taxes	(18,496)	3,910	3,440	895	(10,251)
Income tax expense (benefit)	(3,049)	(1,429)	—	—	(4,478)
Equity in earnings of subsidiaries	8,779	—	—	(8,779)	—

Net income (loss)	(6,668)	5,339	3,440	(7,884)	(5,773)
Noncontrolling interest in net income	—	—	—	(1,195)	(1,195)

Net income (loss) attributable to stockholders	$(6,668)	$5,339	$3,440	$(9,079)	$(6,968)

Condensed Consolidating Income Statement for the year ending February 28, 2010

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Net sales and other revenues	$660,589	$79,324	$7,477	$(10,272)	$737,118

Cost of revenue	530,330	56,347	3,701	(9,766)	580,612
Depreciation, depletion, and amortization	36,876	6,866	—	—	43,742
Pension and profit sharing	9,493	197	—	—	9,690
Selling, administrative, and general expenses	53,086	11,287	406	—	64,779

Operating costs and expenses	629,785	74,697	4,107	(9,766)	698,823

Operating profit	30,804	4,627	3,370	(506)	38,295

Interest income	487	101	5	—	593
Interest expense	(29,332)	(6)	(704)	506	(29,536)

Income before income taxes	1,959	4,722	2,671	—	9,352
Income tax expense (benefit)	(5,103)	(935)	(436)	6,866	392
Equity in earnings of subsidiaries	8,764	—	—	(8,764)	—

Net income	15,826	5,657	3,107	(15,630)	8,960
Noncontrolling interest in net income	—	—	—	(1,165)	(1,165)

Net income attributable to stockholders	$15,826	$5,657	$3,107	$(16,795)	$7,795

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Income Statement for the year ending February 28, 2009

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Net sales and other revenues	$706,027	$83,023	$6,617	$(9,892)	$785,775

Cost of revenue	569,235	58,590	3,238	(10,918)	620,145
Depreciation, depletion, and amortization	35,808	6,471	—	—	42,279
Intangible asset impairment	44,873	—	—	—	44,873
Pension and profit sharing	8,547	348	—	—	8,895
Selling, administrative, and general expenses	46,349	12,646	228	—	59,223

Operating costs and expenses	704,812	78,055	3,466	(10,918)	775,415

Operating profit	1,215	4,968	3,151	1,026	10,360

Interest income	645	22	—	—	667
Interest expense	(40,185)	—	(680)	680	(40,185)

Income (loss) before income taxes	(38,325)	4,990	2,471	1,706	(29,158)
Income tax expense (benefit)	10,951	4,511	436	(14,838)	1,060
Equity in earnings of subsidiaries	2,514	—	—	(2,514)	—

Net income (loss)	(46,762)	479	2,035	14,030	(30,218)
Noncontrolling interest in net income	—	—	—	(1,214)	(1,214)

Net income (loss) attributable to stockholders	$(46,762)	$479	$2,035	$12,816	$(31,432)

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow for the year ending February 28, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Cash flows from operating activities	$34,057	$7,111	$6,335	$—	$47,503

Cash flows from investing activities
Capital expenditures	(24,399)	(7,378)	—	—	(31,777)
Proceeds from sale of property, plant and equipment	1,167	1,073	—	—	2,240
Change in cash value of life insurance	(962)	—	—	—	(962)
Other investing activities	(1,041)	(9)	—	—	(1,050)

Net cash used in investing activities	(25,235)	(6,314)	—	—	(31,549)

Cash flows from financing activities
Proceeds from revolving credit	100,164	—	—	—	100,164
Repayment of revolving credit	(121,065)	—	—	—	(121,065)
Repayment of long-term debt	(218,424)	—	(756)	—	(219,180)
Payments on capital leases	(5,009)	—	—	—	(5,009)
Proceeds from issuance of long-term debt	250,000	—	—	—	250,000
Debt issuance costs	(9,967)	—	—	—	(9,967)
Distribution to noncontrolling interest	—	—	(1,641)	—	(1,641)

Net cash used in financing activities	(4,301)	—	(2,397)	—	(6,698)

Net increase in cash and cash equivalents	4,521	797	3,938	—	9,256
Cash and cash equivalents
Beginning of year	537	675	9,561	—	10,773

End of year	$5,058	$1,472	$13,499	$—	$20,029

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow for the year ending February 28, 2010

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Cash flows from operating activities	$48,415	$3,365	$6,298	$—	$58,078

Cash flows from investing activities
Capital expenditures	(19,565)	(4,766)	—	—	(24,331)
Proceeds from sale of property, plant and equipment	812	521	—	—	1,333
Change in cash value of life insurance	(1,308)	—	—	—	(1,308)
Other investing activities	(93)	—	25	—	(68)

Net cash (used in) provided by investing activities	(20,154)	(4,245)	25	—	(24,374)

Cash flows from financing activities
Proceeds from revolving credit	101,500	—	—	—	101,500
Repayment of revolving credit	(90,415)	—	—	—	(90,415)
Repayment of long-term debt	(51,875)	—	(413)	—	(52,288)
Payments on capital leases	(4,907)	—	—	—	(4,907)
Proceeds from issuance of long-term debt	9,107	—	—	—	9,107
Debt issuance costs	(1,246)	—	—	—	(1,246)
Distribution to noncontrolling interest	—	—	(1,189)	—	(1,189)

Net cash used in financing activities	(37,836)	—	(1,602)	—	(39,438)

Net increase (decrease) in cash and cash equivalents	(9,575)	(880)	4,721	—	(5,734)
Cash and cash equivalents
Beginning of year	10,112	1,555	4,840	—	16,507

End of year	$537	$675	$9,561	$—	$10,773

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

17. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow for the year ending February 28, 2009

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Cash flows from operating activities	$11,240	$7,320	$5,368	$—	$23,928

Cash flows from investing activities
Capital expenditures	(22,649)	(5,614)	—	—	(28,263)
Proceeds from sale of property, plant and equipment	1,206	1,221	—	—	2,427
Change in cash value of life insurance	474	—	—	—	474
Other investing activities	(682)	(101)	—	—	(783)

Net cash used in investing activities	(21,651)	(4,494)	—	—	(26,145)

Cash flows from financing activities
Proceeds from revolving credit	89,500	—	—	—	89,500
Repayment of revolving credit	(57,000)	—	—	—	(57,000)
Repayment of long-term debt	(13,942)	—	27	—	(13,915)
Payments on capital leases	(4,653)	—	(352)	—	(5,005)
Proceeds from issuance of long-term debt	—	—	—	—	—
Debt issuance costs	—	—	—	—	—
Distribution to noncontrolling interest	—	—	(639)	—	(639)
Stockholder tax distributions	(602)	—	—	—	(602)

Net cash provided by (used in) financing activities	13,303	—	(964)	—	12,339

Net increase in cash and cash equivalents	2,892	2,826	4,404	—	10,122
Cash and cash equivalents
Beginning of year	4,778	1,171	436	—	6,385

End of year	$7,670	3,997	$4,840	$—	$16,507

18. Unaudited Quarterly Financial Data

        The following is a summary of selected quarterly financial information (unaudited) for each of the two year periods ending February 28:

	2011
	Quarters Ended
(in thousands)	May 31	Aug 31	Nov 30*	Feb 28*
Net sales and other revenues	$166,222	$263,943	$233,151	$62,683
Operating profit	(659)	42,295	26,086	(36,705)
Net income (loss)	(5,373)	26,738	(11,632)	(15,506)
Net income (loss) attributable to stockholders	(5,672)	26,440	(11,931)	(15,805)

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

18. Unaudited Quarterly Financial Data (Continued)

	2010
	Quarters Ended
(in thousands)	May 31	Aug 31	Nov 30	Feb 28
Net sales and other revenues	$162,865	$276,742	$230,323	$67,188
Operating profit	3,098	47,383	30,487	(42,673)
Net income (loss)	(3,758)	31,954	18,473	(37,709)
Net income (loss) attributable to stockholders	(4,027)	31,656	17,966	(37,800)

*
The primary difference in the net loss reported during the quarter ended February 28, 2011 compared to the quarter ended February 28, 2010 is primarily related to differences in the effective tax rate of the Company for each of the fiscal years and the associated impact on the quarterly results of the applicable effective tax rate in effect.

19. Subsequent Events

        On May 18, 2011, the Company entered into the ninth amendment to its second amended and restated credit agreement. The modifications under these amendments related to certain covenant levels in future periods. This amendment also imposes a $25.0 million annual limit on capital expenditures.

        The Company's management has evaluated all activity of the Company through May 31, 2011 and concluded that subsequent events are properly reflected in the Company's consolidated financial statements and notes as required by standards for accounting disclosure of subsequent events.

20. Other

        The Company originally issued its financial statements as a private company on May 31, 2011. Subsequently, in conjunction with the preparation of the Company's financial statements in compliance with public company reporting requirements (see Note 1), the Company reissued its financial statements on August 29, 2011.

        On July 18, 2011 the Company entered into the tenth amendment to its second amended and restated credit agreement. The amendment increased the amount of allowable unsecured borrowings from $8.0 million to $20.0 million.

        On August 22, 2011, the stockholders of the Company amended the stock restriction agreement which, among other things, required the Company to purchase, at any time, all or some of a stockholder's common stock at the option of the individual stockholders. The amendment eliminated the stockholder's right to require the Company to purchase the common stock on a prospective basis.

        On August 26, 2011, the Company entered into the eleventh amendment to its second amended and restated credit agreement. The eleventh amendment allows for additional secured borrowings under a new secured credit facility of up to $20.0 million, increased the leverage covenant from 5.60 to 1.00 to 5.90 to 1.00 through maturity, increased the amount of annual capital expenditures from $25.0 million to $30.0 million and increased the aggregate principal amount of outstanding revolving credit borrowings allowable during the clean down period from $75.0 million to $85.0 million. On the same date, the Company entered into a new $20.0 million credit facility which matures on March 1, 2012, and bears an interest rate of LIBOR plus a 5.0% margin. Additionally, in conjunction with the $20.0 million borrowing, certain properties not previously encumbered were used as collateral.

        The Company's management has evaluated all activity of the Company through August 29, 2011 and concluded that subsequent events are properly reflected in the Company's consolidated financial statements and notes as required by standards for accounting disclosure of subsequent events.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries
Condensed Consolidated Financial Statements (unaudited)
as of and for the periods ended May 31, 2011 and 2010

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

In thousands, except share and per share data	May 31, 2011	February 28, 2011
Assets
Current assets
Cash and cash equivalents	$11,651	$20,029
Restricted cash	10,247	1,887
Accounts receivable (less allowance for doubtful accounts of $3,066 in May 2011 and $2,430 in February 2011)	124,248	67,372
Inventories	133,113	129,422
Deferred income taxes	21,482	13,783
Other current assets	11,265	9,941

Total current assets	312,006	242,434

Other assets
Property, plant and equipment, net	383,576	382,965
Goodwill	90,847	90,847
Other intangible assets	27,924	28,084
Other assets	24,503	23,748

Total assets	$838,856	$768,078

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,088	$20,460
Accounts payable—trade	44,151	16,154
Accrued liabilities	47,000	52,146

Total current liabilities	111,239	88,760

Long-term debt and other liabilities
Long-term debt, less current maturities	533,189	480,386
Deferred income taxes	111,854	111,921
Other	10,383	9,840

Total liabilities	766,665	690,907

Commitments and contingencies (Note 7)
Redeemable common stock	140,954	130,241
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(69,109)	(53,535)
Accumulated other comprehensive loss	(1,371)	(1,403)

Total New Enterprise Stone & Lime Co., Inc. deficit	(70,480)	(54,938)
Noncontrolling interest	1,717	1,868

Total deficit	(68,763)	(53,070)

Total liabilities and deficit	$838,856	$768,078

The accompanying notes are an integral part of these condensed consolidated financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (unaudited)

Three Months Ended May 31, 2011, and May 31, 2010

Three months ended May 31, (in thousands)	2011	2010
Revenue
Construction materials	$76,904	$78,879
Heavy/highway construction	48,682	64,873
Traffic safety services and equipment	18,471	19,356
Other revenues	2,714	2,962

Total revenue	146,771	166,070
Cost of revenue (exclusive of items shown separately below)
Construction materials	58,064	61,178
Heavy/highway construction	47,908	60,477
Traffic safety services and equipment	14,551	14,386
Other expenses	2,596	2,744

Total cost of revenue	123,119	138,785
Depreciation, depletion, and amortization	11,345	10,487
Pension and profit sharing	1,715	2,159
Selling, administrative, and general expenses	12,989	15,448
Gain on sales of property and equipment	1,196	152

Operating loss	(1,201)	(657)

Interest expense, net	(11,596)	(6,953)

Loss before income taxes	(12,797)	(7,610)
Income tax benefit	(8,235)	(2,238)

Net loss	(4,562)	(5,372)
Noncontrolling interest in net loss	(299)	(298)

Net loss attributable to New Enterprise Stone &
Lime Co., Inc.	$(4,861)	$(5,670)

The accompanying notes are an integral part of these condensed consolidated financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (unaudited)

Three Months Ended May 31, 2011, and May 31, 2010

Three months ended May 31, (in thousands)	2011	2010
Reconciliation of net loss to net cash used in operating activities
Net loss	$(4,562)	$(5,372)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and cost depletion	11,185	10,327
Gain on disposal of property, plant, and equipment	(1,196)	(152)
Amortization of other assets and liabilities	950	466
Noncash interest expense	986	937
Deferred income taxes	(7,733)	1,301
Allowance for doubtful accounts	636	(173)
Changes in current assets and liabilities
Accounts receivable	(57,512)	(63,902)
Inventories	(3,691)	(372)
Other current assets	(1,045)	(3,292)
Accounts payable	27,997	42,048
Other accruals	(4,712)	211

Net cash used in operating activities	(38,697)	(17,973)

Cash flows from investing activities
Capital expenditures	(12,830)	(8,951)
Proceeds from sale of property, plant, and equipment	1,462	258
Change in cash value of life insurance	(198)	(122)
Other investing activities	(8,360)	(32)

Net cash used in investing activities	(19,926)	(8,847)

Cash flows from financing activities
Proceeds from revolving credit	57,377	35,000
Repayment of revolving credit	(1,000)	(3,320)
Repayment of long-term debt	(7,556)	(1,204)
Payments on capital lease	(1,441)	(1,272)
Proceeds from issuance of long-term debt	4,000	5,080
Debt issuance cost	(684)	(1,265)
Distribution to noncontrolling interest	(451)	(446)

Net cash provided by financing activities	50,245	32,573

Net (decrease) increase in cash and cash equivalents	(8,378)	5,753
Cash and cash equivalents
Beginning of period	20,029	10,773

End of period	$11,651	$16,526

The accompanying notes are an integral part of these condensed consolidated financial statements.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements and notes included in this report have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of New Enterprise Stone & Lime Co., Inc. (the "Company") all adjustments (all of which are of a normal recurring nature) that are necessary for a fair presentation are reflected in the condensed consolidated financial statements. The condensed consolidated financial statements do not include all of the information or disclosures required for a complete presentation in accordance with GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included in the Company's financial statements for the fiscal year ended February 28, 2011. The results of operations for the periods ended May 31, 2011 and 2010 are not necessarily indicative of the operating results for the full fiscal year.

Principles of Consolidation

        The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies and entities where the Company has a controlling equity interest. Intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash

        The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Certain U.S. cash balances exceed Federal Deposit Insurance Corporation limits. Cash balances were restricted in certain consolidated subsidiaries for bond sinking fund and insurance requirements as well as collateral on outstanding letters of credit or rentals.

Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and past due accounts are subject to service charges. The Company's total accounts receivable consisted of the following:

(In thousands)	May 31, 2011	February 28, 2011
Costs and estimated earnings in excess of billings	$25,233	$11,138
Trade	93,713	50,726
Retainages	8,368	7,938

	127,314	69,802
Allowance for doubtful accounts	(3,066)	(2,430)

Accounts receivable, net	$124,248	$67,372

        Costs and estimated earnings in excess of billings relate to uncompleted contracts and amounts not processed by governmental agencies. State and local agencies often require several approvals to process billings or payments and this may cause a lag in payment times.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and temporary investments with high-quality financial institutions. At times, such balances and investments may be in excess of federally insured limits, however the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company conducts business with various governmental entities within the Commonwealth of Pennsylvania. These entities include the Pennsylvania Department of Transportation, the Pennsylvania Turnpike Authority, and various townships, municipalities, school districts and universities within Pennsylvania. The Company has not experienced any material losses with these governmental agencies and does not believe it is exposed to any significant credit risk on the outstanding accounts receivable.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using either first-in, first-out ("FIFO") or weighted average method based on the applicable category of inventories.

        The Company's total inventory consists of the following:

(In thousands)	May 31, 2011	February 28, 2011
Crushed stone, agricultural lime, and sand	$83,166	$82,852
Raw materials	10,024	7,823
Parts, tires, and supplies	11,546	11,472
Concrete blocks	4,695	4,977
Building materials	4,334	4,244
Safety equipment	17,381	16,241
Other	1,967	1,813

	$133,113	$129,422

Rental Equipment

        Rental equipment, primarily related to the Company's safety products business, is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to three years.

Property, Plant, and Equipment

        Property, plant, and equipment are carried at cost. Assets under capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the leased item. Provision for depreciation is generally computed over estimated service lives by the straight-line method.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

        The Company's property, plant & equipment consists of the following:

(In thousands)	May 31, 2011	February 28, 2011
Limestone and sand acreage	$136,192	$135,888
Land, buildings and building improvements	95,531	95,080
Crushing, prestressing, and manufacturing plants	305,786	301,052
Contracting equipment, vehicles, and other	271,935	264,814
Construction in progress	4,447	6,282

Property, plant and equipment	813,891	803,116
Less: Accumulated depreciation and depletion	(430,315)	(420,151)

Property, plant and equipment, net	$383,576	$382,965

        Repairs and maintenance are charged to operations as incurred. Renewals or betterments, which materially add to the useful lives of property and equipment, are capitalized.

        Depreciation expense was $10.7 million and $10.0 million for three months ended May 31, 2011 and 2010, respectively. Included in the contracting equipment, vehicles, and other asset category above are capital leases with a cost basis of $23.6 million and $22.5 million as of May 31, 2011 and February 28, 2011, respectively.

Use of Estimates

        The preparation of the condensed consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation of receivables, inventories, and goodwill; recognition of revenue and loss contract reserves under the percentage-of-completion method; assets and obligations related to employee benefit plans; asset retirement obligations; and self-insurance reserves. Actual results could differ from those estimates.

Other Comprehensive Loss

        The Company presents current period comprehensive loss as a component of accumulated other comprehensive loss on the condensed consolidated balance sheet. The components of accumulated other comprehensive loss included unamortized pension costs of $1.4 million as of May 31, 2011 and February 28, 2011.

Recently Issued Accounting Standards

        On December 17, 2010, the FASB issued ASU 2010-28, which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists (confirming this

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

aspect of the consensus-for-exposure). If an entity concludes that it is more likely than not that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The Company is still considering the impact of this guidance on the consolidated financial statements; however the Company does not expect this guidance to have a material impact on the consolidated financial statements.

2. Risks and Uncertainties

        Our business is heavily impacted by several factors which are outside the control of management, including the overall health of the economy, the level of commercial and residential construction, the level of federal, state and local publicly funded construction projects and seasonal variations generally attributable to weather conditions. These factors impact the amount and timing of our revenues.

        Our second amended and restated credit agreement (the "Credit Agreement") contains certain financial covenants that include limitations on annual capital expenditures, available credit, maximum leverage ratios and a minimum fixed charge coverage ratio, among others, as defined in the associated agreement (the "Financial Covenants"). If an event of default should occur, the lenders may, among other things, accelerate the maturity of the outstanding amounts as well as discontinue lending under the revolving line of credit.

        While we have confidence in our ability to meet our operating plan in the future, in the past we have failed to meet certain operating performance measures as well as the Financial Covenant requirements set forth in our Credit Agreement, which resulted in the need to obtain several amendments to the Credit Agreement. In each of February 28, 2009 and 2010, we did not comply with certain Financial Covenants and obtained an associated waiver. In May 2010, we did not comply with certain Financial Covenants and obtained a waiver and an increase in the total available borrowings under the Credit Agreement. At February 28, 2011, we were in compliance with all of our Financial Covenants. On May 18, 2011, we entered into the ninth amendment to the Credit Agreement, to adjust certain covenant levels in future periods to provide greater cushion under our financial covenants. This amendment also imposes a $25.0 million annual limit on capital expenditures.

        As a result of the May 2011 amendment to the Credit Agreement, we expect to be in compliance with the Financial Covenants for at least the next twelve months. Operating losses incurred during our most recent fiscal year as well as reductions in our cash flow generated by operations have resulted in an increase in interest expense due to higher debt levels along with an increase in overall interest rates, which were also impacted by the issuance of our senior notes in August 2010. A shortfall in the actual trailing twelve month earnings before interest, taxes and depreciation and certain lease expenses ("EBITDAR"), as adjusted and defined in the Credit Agreement, of between approximately 4% and 6%, as calculated at the end of a particular quarter over the next fiscal year could cause us to fail to meet our Financial Covenants during the period. Similarly, we are projecting to be above the required fixed charge coverage ratios at amounts that vary between approximately 10% and 16% of the required levels set in the Credit Agreement. If additional borrowings are necessary to meet short term liquidity needs associated with our peak season, we may seek to amend the Credit Agreement to increase the total amount of allowable unsecured borrowings. There is no guarantee that we will be able to successfully amend the Credit Agreement or to obtain additional loans in the event that we are able to amend our Credit Agreement to allow for this option.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. Risks and Uncertainties (Continued)

        Our earnings and debt levels, and associated covenant compliance, may be impacted by, among other things, the volume and amount of federal, state and local publicly funded construction projects, the weather, which can materially affect our business and makes us subject to seasonality on a quarter to quarter basis, changes in product mix, commodity price changes and other factors inherent in the operation of our business. We are exploring a number of options which could enhance earnings or reduce total debt while not negatively impacting our ability to continue operating in our key markets. If we do not meet our projections and the actions described above are not sufficient to maintain our compliance with the Financial Covenants, we would seek a waiver of the covenants or alternative financing. There can be no assurance that the new covenant requirements will be met or that we would be able to amend the Credit Agreement or obtain alternative financing to replace the Credit Agreement, which could result in a material adverse effect on our financial position, results of operations and cash flows.

3. Accrued Liabilities

        Accrued liabilities consisted of the following:

(In thousands)	May 31, 2011	February 28, 2011
Payroll and vacation	$9,644	$7,418
Contract expenses	1,317	1,468
Withholding taxes	3,291	2,874
Reserve for taxes	1,014	1,486
Interest	7,900	15,444
Insurance	16,644	16,250
Deferred acquisition liability	3,333	3,253
Billings in excess of costs and estimated earnings on uncompleted contracts	906	354
Other	2,951	3,599

Total accrued liabilities	$47,000	$52,146

4. Long-Term Debt

(In thousands)	May 31, 2011	February 28, 2011
Land, equipment and other obligations	$30,223	$32,003
First lien term loan A & B	151,164	153,090
First lien revolving credit facility	109,547	53,177
Senior notes due 2018	250,000	250,000
Obligations under capital leases	12,343	12,576

Total debt	553,277	500,846
Less: Current portion	(20,088)	(20,460)

Total long-term debt	$533,189	$480,386

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Long-Term Debt (Continued)

Land, Equipment and Other Obligations

        The Company has various notes, mortgages and other financing arrangements resulting from the purchase of principally land and equipment. All loans provide for at least annual payments, which include interest ranging up to 10.0% per annum. Principally all loans are secured by the land and equipment acquired.

        Obligations include three revenue bonds to different industrial development authorities with counties in Pennsylvania with a total outstanding of $7.4 million and $11.6 million as of May 31, 2011 and February 28, 2011 respectively. The effective interest rate on the industrial development bonds ranged from 0.41% to 0.48% at both May 31, 2011 and February 28, 2011. The Company prepaid $3.8 million of industrial development bonds during the first quarter with the proceeds from an unsecured borrowing from M&T Bank on May 13, 2011. The unsecured note from M&T Bank matures in May 2014 and the interest rate is LIBOR plus a margin of 3.75%. The effective interest rate as of May 31, 2011 was 3.94%. There were no additional covenants associated with the borrowing.

        The Company has $3.8 million and $4.5 million outstanding as of May 31, 2011 and February 28, 2011, respectively on a loan from Citizens Bank that matures August 2012. The effective rate of interest was 3.71% and 3.79% as of May 31, 2011 and February 28, 2011, respectively. The Company is subject to the existing covenants as defined in the Credit Agreement discussed below.

First Lien Term Loan A & B

        The term loan A had $83.3 million outstanding and $85.1 million outstanding as of May 31, 2011 and February 28, 2011, respectively. The net effective interest rate on the term loan A was approximately 4.50% and 3.79% at May 31, 2011 and February 28, 2011, respectively.

        The term loan B had $67.8 million outstanding and $68.0 million outstanding as of May 31, 2011 and February 28, 2011, respectively. The net effective interest rate on the term loan B was approximately 5.00% and 4.31% at May 31, 2011 and February 28, 2011, respectively.

        The term loan A and term loan B mature on January 10, 2014.

First Lien Revolving Credit Facility

        On January 11, 2008, the Company entered into a second amended and restated credit agreement with a $110.0 million, secured revolving credit facility which was amended on May 27, 2010 to adjust certain leverage ratios, limitations on operating lease expense and also increased the total amount available under the revolving credit facility to $135.0 million.

        The total outstanding under the revolving credit facility was $109.5 million and $53.2 million at May 31, 2011 and February 28, 2011, respectively. At May 31, 2011 an additional $25.5 million was available under the revolving credit facility. Availability under the revolver is restricted to a borrowing base equal to the sum of 85% of accounts receivable less accounts over 120 days and 60% of inventory. The borrowing base as of May 31, 2011 was $174.4 million. The effective interest rate was 4.52% and 3.99% at May 31, 2011 and February 28, 2011, respectively.

        The Company is required to meet certain financial covenants, including maintaining certain leverage and coverage ratios, minimum net worth requirements and capital expenditure and lease payment limitations under the second amended and restated credit agreement. The first lien revolving credit facility expires on January 11, 2013.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Long-Term Debt (Continued)

        The Credit Agreement also permits an additional seasonal availability of $10.0 million during the months of March, April, May, and June. The Credit Agreement requires that, for 30 consecutive days during the fourth fiscal quarter of each year that the balance outstanding on the revolving loans are repaid to a specified level not to exceed $75.0 million.

Senior Notes Due 2018

        In August 2010, the Company sold $250.0 million aggregate principal amount of 11.0% senior notes ("Notes") due in 2018 at par value. Interest on the Notes is payable semi-annually in cash in arrears on March 1 and September 1 of each year.

        The Company must file a registration statement with the Securities and Exchange Commission ("SEC") within 360 days of issuance with respect to a registered offer to exchange the Notes for new Notes having terms substantially identical in all material respects to the Notes. Further, this registration statement must become effective within 480 days of issuance and the Company must consummate the exchange offer within 540 days of issuance. If the Company fails to comply with these timeframes under the indenture, the interest rate on the Notes will pay up to an additional 1% per annum until such registration is completed or the Notes are redeemed.

Obligations Under Capital Lease

        The Company has various arrangements for the lease of machinery and equipment which qualify as capital leases. These arrangements typically provide for monthly payments, some of which include residual value guarantees if the Company were to terminate the arrangement during certain specified periods of time for each underlying asset under lease.

Covenants

        The Company is subject to certain financial covenants related to its term loan A, term loan B, and revolving credit facility, including maintaining certain leverage and coverage ratios, minimum net worth requirements, and capital expenditure and lease payment limitations. The credit agreements also contain subjective acceleration clauses, which allow the Bank to declare amounts outstanding under the financing arrangements due and payable if a Material Adverse Change occurs. The Company believes that it will continue to comply with its financial covenants, as amended, under the financing arrangement. If the Company's performance does not result in compliance with any of its financial covenants, or if Bank seeks to exercise its rights under the subjective acceleration clause referred to above, the Company would seek to modify its financing arrangement. However, there can be no assurance that the Bank would not exercise their rights and remedies under the financing arrangement including accelerating payment of all outstanding debt due and payable.

        The Company has obtained multiple waivers and amendments related to covenant defaults (refer to Note 2) during recent years. The more significant amendments related to defaults of the net worth covenant, leverage ratios, limitations on operating lease expense and timely completion of the financial statements. In addition, the Company obtained amendments to the first lien credit facility, including the term loans and revolving credit facility which adjusted covenants for future periods and allowed for the issuance of the Notes in August 2010. Where appropriate, the Company records fees paid to obtain the waivers and amendments as deferred financing fees and amortizes the amounts over the remaining life of the associated financing arrangements. As of May 31, 2011 and February 28, 2011, the Company was in compliance with all of its covenant requirements as amended through that date.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Long-Term Debt (Continued)

Other

        Long-term debt for each fiscal period matures as follows:

(In thousands)	Amount
Period
2012	$20,088
2013	16,534
2014	142,140
2015	112,197
2016	1,696
Remaining years	260,622

$553,277

        The Company has determined the fair value of long term debt as of May 31, 2011 and February 28, 2011 is as follows:

(in thousands)	May 31, 2011	February 28, 2011
Carrying value (including current maturities)	$553,277	$500,846
Fair value (including current maturities)	544,276	505,855

5. Income Taxes

        The Company's tax provision and the corresponding effective tax rate are based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. For interim financial reporting the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year's taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to the Company's expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining the Company's effective interim tax rate and in evaluating its tax positions.

        The Company's effective income tax rate was 64.4% and 29.4% for the three months ended May 31, 2011 and May 31, 2010, respectively. The principal factor affecting the comparability of the effective income tax rate for the respective periods is a decline in the annual projected pre-tax book earnings of the Company for the year ended February 28, 2012, when compared to projected pre-tax book earnings of the Company for the year ended February 28, 2011, the impact of a valuation allowance being recorded against certain state net operating losses and federal deferred tax assets as well as the impact of permanent items, primarily percentage depletion, which increases the effective income tax rate as projected results decrease.

        The cash taxes paid were not material for the three months ended May 31, 2011 and May 31, 2010, respectively, primarily as a result of a net operating loss.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

6. Retirement and Benefit Programs

        Substantially all employees are covered by either a defined contribution plan, a defined benefit plan, a collectively bargained multi-employer plan, or a noncontributory profit sharing plan. The expense associated with these programs, excluding defined benefit plans, was $1.7 million and $2.1 million for the three months ended May 31, 2011 and 2010, respectively.

        The Company has two defined benefit pension plans covering certain union employees of the Company's Buffalo Crushed Stone Division in Buffalo, New York. The benefits are based on years of service. Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company's active employees. Net periodic pension expense recognized for the three month periods ended May 31, 2011 and 2010, was as follows:

Three months ended May 31, (in thousands)	2011	2010
Net periodic benefit cost
Service cost	$54	$51
Interest cost	110	109
Expected return on plan assets	(154)	(140)
Amortization of prior service cost	15	21
Recognized net actuarial loss	29	31

Total pension expense	$54	$72

7. Commitments and Contingencies

        In the normal course of business, the Company has commitments, lawsuits, claims, and contingent liabilities. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, or liquidity.

        The Company maintains a self-insurance program for workers' compensation (Pennsylvania employees) coverage, which is administered by a third party management company. The Company's self-insurance retention is limited to $1.0 million per occurrence with the excess covered by workers' compensation excess liability insurance. The Company is required to maintain a $7.0 million surety bond with the Commonwealth of Pennsylvania. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The Company also maintains three self-insurance programs for health coverage with losses limited to $0.3 million per employee. Additionally, the Company is required to provide a letter of credit in the amount of $0.9 million to guarantee payment of the deductible portion of its liability coverages existing prior to January 1, 2008.

        The Company also maintains a captive insurance company, Rock Solid Insurance Company (Rock Solid), for workers compensation (Non Pennsylvania employees), general liability, auto, and property coverage. On April 8, 2011, Rock Solid entered into a Collateral Trust Agreement with an insurer to eliminate a letter of credit that was required to maintain coverage of the deductible portion of its liability coverages. The total amount of collateral provided in the arrangement was $8.8 million and is recorded as part of restricted cash as of May 31, 2011 on the Company's consolidated balance sheet. Reserves for retained losses within this captive, which are recorded in accrued liabilities in the accompanying consolidated balance sheet, were approximately $7.2 million and $7.4 million as of

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. Commitments and Contingencies (Continued)

May 31, 2011 and February 28, 2011, respectively. Exposures for periods prior to the inception of the captive are covered by pre-existing insurance policies.

8. Put Rights

        The stockholders have put rights on all outstanding common stock which may require the Company to purchase, at any time, all or some of a stockholder's common stock. The common stock is classified as mezzanine or temporary equity at May 31, 2011 and February 28, 2011, respectively, since the shares were redeemable at the option of the holder and had conditions for redemption which are not solely within the control of the Company. The redemption price is determined based upon the terms and conditions of the underlying stockholders agreement and is based upon either a formulaic calculation, in the event of a put of less than 100% of an individual stockholders shares or an appraisal, in the event of a put of all of an individual stockholder's shares. The value of the common stock is adjusted to its maximum redemption value each reporting date through retained earnings.

        If the Company is unable to purchase the common stock by reason of a legal or contractual impediment, then a stockholder, subject to the terms and restrictions set forth in the Stock Restriction Agreement, may sell common stock to other purchasers. The Company is restricted from purchasing any of its common stock due to contractual impediments contained in certain financing arrangements as of May 31, 2011 and February 28, 2011, respectively.

9. Goodwill and Other Intangible Assets

        There were no changes to the carrying value of goodwill for the three months ended May 31, 2011. Our annual goodwill impairment analysis was completed as of February 28, 2011 and did not result in any impairment loss. As of February 28, 2011, the Traffic Safety Services and Equipment reporting unit with approximately $5.8 million of goodwill had an excess fair value over its carrying value of less than 1%. Accordingly, small changes in future earnings, interest rates, market trends and cash flows could lead to a goodwill impairment charge. The fair value of the remaining reporting units exceeded their carrying value by a substantial margin. As of May 31, 2011, the Company did not identify any indications of impairment for Traffic Safety Services and Equipment reporting unit that would cause the Company to perform an interim goodwill impairment analysis. The Company will continue to monitor this reporting unit for potential indicators of impairment. For segment reporting purposes goodwill of $85.0 million and $5.8 million is reported as part of the Construction Materials segment and the Traffic Safety Services and Equipment segment, respectively.

        There were no changes to the carrying value of other intangible assets other than amortization for the three months ended May 31, 2011. Annual amortization expense on amortizable intangible assets is expected to be approximately $0.6 million for each of the next five fiscal years.

10. Business Segments

        The Company reports information about its operating segments using the "management approach," which is based on the way management organizes and reports the segments within the organization for making operating decisions and assessing performance. The Company has three reportable segments and has identified the segments based upon the nature of services and product offerings. The Company's three reportable segments are: (i) construction materials; (ii) heavy/highway construction; and (iii) traffic safety services and equipment. A description of the services and product offerings within each of the Company's segments is provided below.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Business Segments (Continued)

        The construction materials segment mines and produces aggregates (crushed stone and construction sand and gravel), hot mix asphalt, ready-mixed concrete and other concrete products including precast/prestressed structural concrete components and masonry blocks for sale to third parties and internal use. The construction materials segment serves markets primarily in the Commonwealth of Pennsylvania and western New York. The high weight-to-value ratio of aggregates and concrete products and the time in which ready-mixed concrete and hot mix asphalt begin to set, limit the efficient distribution range for these products to roughly a one-hour haul time. Accordingly, the Company's markets for these products are generally local in nature.

        The heavy/highway construction segment includes heavy and highway construction, blacktop paving and other site preparation services. The Company's heavy/highway construction segment is primarily supplied with its construction materials, such as hot mix asphalt, ready mixed concrete and aggregates from the Company's construction materials segment. The heavy/highway construction segment serves markets primarily in the Commonwealth of Pennsylvania.

        The traffic safety services and equipment segment rents and sells general and specialty traffic control and work zone safety equipment and safety services to industrial and construction end-users. Traffic safety services and equipment business sells equipment through its national sales network and provides traffic maintenance and protection services primarily throughout the eastern United States.

        The Company reviews earnings of the segments principally at the operating profit level and accounts for intersegment sales at prices that range from negotiated rates to those that approximate fair market value. Segment operating profit consists of revenue less operating costs and expenses. Corporate and unallocated costs include those administrative and financial costs which are not allocated to segment operations and are excluded from segment operating profit. These costs include corporate administrative functions, unallocated corporate functions, and divisional administrative functions.

        The following is a summary of certain financial data for the Company's business segments:

Three months ended May 31, (in thousands)	2011	2010
Revenue:
Construction materials	$104,487	$108,913
Heavy/highway construction	52,811	69,211
Traffic safety services and equipment	21,961	22,411
Other revenues	2,833	2,916

Segment totals	182,092	203,451
Inter-segment eliminations	(35,321)	(37,381)

Total revenue	$146,771	$166,070

Operating loss
Construction materials	$2,129	$1,759
Heavy/highway construction	(2,148)	1,290
Traffic safety services and equipment	227	1,550
Corporate and unallocated	(1,409)	(5,256)

Total operating loss	$(1,201)	$(657)

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Business Segments (Continued)

Three months ended May 31, (in thousands)	2011	2010
Product and services revenue
Construction materials
Aggregates	$46,387	$45,882
Hot mix asphalt	30,935	32,429
Ready mixed concrete	12,966	15,419
Precast/prestressed structural concrete	5,879	5,871
Masonry products	4,507	5,096
Construction supply centers	3,813	4,216
Heavy/highway construction	52,811	69,211
Traffic safety services and equipment	21,961	22,411
Other revenues	2,833	2,916
Inter-product sales eliminations	(35,321)	(37,381)

Total revenue	$146,771	$166,070

Product and services operating loss
Construction materials
Aggregates	$3,034	$958
Hot mix asphalt	(528)	1,197
Ready mixed concrete	(41)	690
Precast/prestressed structural concrete	(439)	(879)
Masonry products	(119)	(330)
Construction supply centers	222	123
Heavy/highway construction	(2,148)	1,290
Traffic safety services and equipment	227	1,550
Corporate and unallocated	(1,409)	(5,256)

Total operating loss	$(1,201)	$(657)

Depreciation, Depletion, and Amortization
Construction materials	$7,223	$6,926
Heavy/highway construction	2,018	1,583
Traffic safety services and equipment	1,714	1,706
Corporate and unallocated	390	272

Total depreciation, depletion, and amortization	$11,345	$10,487

Capital Expenditures
Construction materials	$9,144	$5,377
Heavy/highway construction	2,449	1,442
Traffic safety services and equipment	1,177	2,929
Corporate and unallocated	259	567

Total capital expenditures	$13,029	$10,315

        For the three months ended May 31, 2011 and 2010, sales to two customers represented more than 10% of net revenues.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information

        On August 18, 2010, the Company issued $250 million aggregate principal amount of its 11.00% Senior Notes due 2018. Except for Rock Solid Insurance Company, all existing consolidated subsidiaries of the Company are 100% owned and provide a joint and several, full and unconditional guarantee of the securities. These entities include Gateway Trade Center Inc., EII Transport Inc., Protections Services Inc., Work Area Protection Corp., SCI Products Inc., ASTI Transportation Systems, Inc., and Precision Solar Controls Inc. ("Guarantor Subsidiaries"). There are no significant restrictions on the parent Company's ability to obtain funds from any of the Guarantor Subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a Guarantor Subsidiary's ability to obtain funds from the Company or its direct or indirect subsidiaries. Certain other wholly owned subsidiaries and consolidated partially owned partnerships do not guarantee the notes. These entities include Rock Solid Insurance Company, South Woodbury, L.P., NESL, II LLC, Kettle Creek Partners L.P., Kettle Creek Partners GP, LLC (Non Guarantors).

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the Company, all Guarantor Subsidiaries, and Non Guarantors. The information has been presented as if the parent Company accounted for its ownership of the Guarantor Subsidiaries and Non Guarantors using the equity method of accounting.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet at May 31, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Assets
Current assets
Cash and cash equivalents	$5,178	$1,453	$5,020	$—	$11,651
Restricted cash	1,387	110	8,750	—	10,247
Accounts receivable (less allowance for doubtful accounts)	106,764	17,469	15	—	124,248
Inventories	115,732	17,381	—	—	133,113
Net investment in lease	—	—	545	(545)	—
Deferred income taxes	19,571	1,911	—	—	21,482
Other current assets	8,041	406	2,818	—	11,265

Total current assets	256,673	38,730	17,148	(545)	312,006

Other assets
Property, plant and equipment, net	354,440	29,107	9,289	(9,260)	383,576
Goodwill	85,002	5,845	—	—	90,847
Other intangible assets, net of amortization	11,030	16,894	—	—	27,924
Investment in subsidiaries	93,993	—	—	(93,993)	—
Intercompany receivables	—	10,863	—	(10,863)	—
Other assets	24,503	—	—	—	24,503

Total assets	$825,641	$101,439	$26,437	$(114,661)	$838,856

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,184	$—	$449	$(545)	$20,088
Accounts payable—trade	39,207	4,303	641	—	44,151
Accrued expenses	35,028	4,118	7,854	—	47,000

Total current liabilities	94,419	8,421	8,944	(545)	111,239

Long-term debt and other liabilities
Intercompany payables	10,863	—	—	(10,863)	—
Long-term debt, less current maturities	523,929	—	9,260	—	533,189
Obligations under capital leases, less current installments	9,260	—	—	(9,260)	—
Deferred income taxes	104,596	7,258	—	—	111,854
Other	10,383	—	—	—	10,383

Total liabilities	753,450	15,679	18,204	(20,668)	766,665

Redeemable common stock	140,954	—	—	—	140,954
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(69,109)	85,760	8,233	(93,993)	(69,109)
Accumulated other comprehensive loss	(1,371)	—	—	—	(1,371)

Total New Enterprise Stone & Lime Co., Inc. deficit	(70,480)	85,760	8,233	(93,993)	(70,480)
Noncontrolling interest	1,717	—	—	—	1,717

Total deficit	(68,763)	85,760	8,233	(93,993)	(68,763)

Total liabilities and deficit	$825,641	$101,439	$26,437	$(114,661)	$838,856

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet at February 28, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Assets
Current assets
Cash and cash equivalents	$5,058	$1,472	$13,499	$—	$20,029
Restricted cash	1,777	110	—	—	1,887
Accounts receivable (less allowance for doubtful accounts)	54,334	13,024	14	—	67,372
Inventories	113,182	16,240	—	—	129,422
Net investment in lease	—	—	582	(582)	—
Deferred income taxes	12,798	985	—	—	13,783
Other current assets	6,969	442	2,530	—	9,941

Total current assets	194,118	32,273	16,625	(582)	242,434

Other assets
Property, plant and equipment, net	353,118	29,825	9,434	(9,412)	382,965
Goodwill	85,002	5,845	—	—	90,847
Other intangible assets, net of amortization	11,030	17,054	—	—	28,084
Investment in subsidiaries	92,327	—	—	(92,327)	—
Intercompany receivables	—	12,002	—	(12,002)	—
Other assets	23,748	—	—	—	23,748

Total assets	$759,343	$96,999	$26,059	$(114,323)	$768,078

Liabilities and Deficit
Current liabilities
Current maturities of long-term debt	$20,599	$—	$443	$(582)	$20,460
Accounts payable—trade	13,226	2,066	862	—	16,154
Accrued expenses	41,104	3,025	8,017	—	52,146

Total current liabilities	74,929	5,091	9,322	(582)	88,760

Long-term debt and other liabilities
Intercompany payables	12,002	—	—	(12,002)	—
Long-term debt, less current maturities	470,974	—	9,412	—	480,386
Obligations under capital leases, less current installments	9,412	—	—	(9,412)	—
Deferred income taxes	105,015	6,906	—	—	111,921
Other	9,840	—	—	—	9,840

Total liabilities	682,172	11,997	18,734	(21,996)	690,907

Redeemable common stock	130,241	—	—	—	130,241
Deficit
New Enterprise Stone & Lime Co., Inc. deficit
Retained deficit	(53,535)	85,002	7,325	(92,327)	(53,535)
Accumulated other comprehensive loss	(1,403)	—	—	—	(1,403)

Total New Enterprise Stone & Lime Co., Inc. deficit	(54,938)	85,002	7,325	(92,327)	(54,938)
Noncontrolling interest	1,868	—	—	—	1,868

Total deficit	(53,070)	85,002	7,325	(92,327)	(53,070)

Total liabilities and deficit	$759,343	$96,999	$26,059	$(114,323)	$768,078

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Income Statement for the three months ending May 31, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Revenue	$129,570	$20,274	$1,875	$(4,948)	$146,771

Cost of revenue (exclusive of items shown separately below)	111,988	15,921	303	(5,093)	123,119
Depreciation, depletion, and amortization	9,443	1,902	—	—	11,345
Pension and profit sharing	1,670	45	—	—	1,715
Selling, administrative, and general expenses	10,646	2,272	71	—	12,989
Gain on sales of property and equipment	1,196	—	—	—	1,196

Operating profit (loss)	(2,981)	134	1,501	145	(1,201)

Interest income	(7)	(1)	12	—	4
Interest expense	(11,535)	(65)	(154)	154	(11,600)

Income (loss) before income taxes	(14,523)	68	1,359	299	(12,797)
Income tax benefit	(7,547)	(688)	—		(8,235)
Equity in earnings of subsidiaries	2,115	—	—	(2,115)	—

Net income (loss)	(4,861)	756	1,359	(1,816)	(4,562)
Noncontrolling interest in net income	—	—	—	(299)	(299)

Net income (loss) attributable to stockholders	$(4,861)	$756	$1,359	$(2,115)	$(4,861)

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Income Statement for the three months ending May 31, 2010

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Revenue	$144,928	$21,645	$1,741	$(2,244)	$166,070

Cost of revenue (exclusive of items shown separately below)	124,901	16,095	169	(2,380)	138,785
Depreciation, depletion, and amortization	8,694	1,793	—	—	10,487
Pension and profit sharing	2,110	49	—	—	2,159
Selling, administrative, and general expenses	13,110	2,219	119	—	15,448
Gain on sales of property and equipment	152	—	—	—	152

Operating profit (loss)	(3,735)	1,489	1,453	136	(657)

Interest income	37	10	3	—	50
Interest expense	(6,991)	(12)	(162)	162	(7,003)

Income before income taxes	(10,689)	1,487	1,294	298	(7,610)
Income tax benefit	(2,054)	(184)	—	—	(2,238)
Equity in earnings of subsidiaries	2,965	—	—	(2,965)	—

Net income (loss)	(5,670)	1,671	1,294	(2,667)	(5,372)
Noncontrolling interest in net income	—	—	—	(298)	(298)

Net income (loss) attributable to stockholders	$(5,670)	$1,671	$1,294	$(2,965)	$(5,670)

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow for the three months ending May 31, 2011

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Cash flows from operating activities	$(40,756)	$1,191	$868	$—	$(38,697)

Cash flows from investing activities
Capital expenditures	(11,620)	(1,210)	—	—	(12,830)
Proceeds from sale of property, plant and equipment	1,462	—	—	—	1,462
Change in cash value of life insurance	(198)	—	—	—	(198)
Other investing activities	390	—	(8,750)	—	(8,360)

Net cash used in investing activities	(9,966)	(1,210)	(8,750)	—	(19,926)

Cash flows from financing activities
Proceeds from revolving credit	57,377	—	—	—	57,377
Repayment of revolving credit	(1,000)	—	—	—	(1,000)
Repayment of long-term debt	(7,410)	—	(146)	—	(7,556)
Payments on capital leases	(1,441)	—	—	—	(1,441)
Proceeds from issuance of long-term debt	4,000	—	—	—	4,000
Debt issuance costs	(684)	—	—	—	(684)
Distribution to noncontrolling interest	—	—	(451)	—	(451)

Net cash provided by financing activities	50,842	—	(597)	—	50,245

Net increase in cash and cash equivalents	120	(19)	(8,479)	—	(8,378)
Cash and cash equivalents
Beginning of period	5,058	1,472	13,499	—	20,029

End of period	$5,178	$1,453	$5,020	$—	$11,651

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

11. Condensed Issuer, Guarantor and Non Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow for the three months ending May 31, 2010

(in thousands)	New Enterprise Stone & Lime Co., Inc.	Guarantor Subsidiaries	Non Guarantors	Eliminations	Total
Cash flows from operating activities	$(21,437)	$2,709	$755	$—	$(17,973)

Cash flows from investing activities
Capital expenditures	(5,762)	(3,189)	—	—	(8,951)
Proceeds from sale of property, plant and equipment	258	—	—	—	258
Change in cash value of life insurance	(122)	—	—	—	(122)
Other investing activities	(22)	(10)	—	—	(32)

Net cash used in investing activities	(5,648)	(3,199)	—	—	(8,847)

Cash flows from financing activities
Proceeds from revolving credit	35,000	—	—	—	35,000
Repayment of revolving credit	(3,320)	—	—	—	(3,320)
Repayment of long-term debt	(1,101)	—	(103)	—	(1,204)
Payments on capital leases	(1,272)	—	—	—	(1,272)
Proceeds from issuance of long-term debt	5,080	—	—	—	5,080
Debt issuance costs	(1,265)	—	—	—	(1,265)
Distribution to noncontrolling interest	—	—	(446)	—	(446)

Net cash provided by (used in) financing activities	33,122	—	(549)	—	32,573

Net increase (decrease) in cash and cash equivalents	6,037	(490)	206	—	5,753
Cash and cash equivalents
Beginning of period	537	675	9,561	—	10,773

End of period	$6,574	$185	$9,767	$—	$16,526

12. Subsequent Events

        The Company's management has evaluated all activity of the Company through July 15, 2011, which is the day the financial statements were available to be issued and concluded that subsequent events are properly reflected in the Company's condensed consolidated financial statements and notes as required by standards for accounting disclosure of subsequent events.

13. Other

        The Company originally issued its financial statements as a private company on July 15, 2011. Subsequently, in conjunction with the preparation of the Company's financial statements in compliance with public company reporting requirements, the Company reissued its financial statements on August 29, 2011.

New Enterprise Stone & Lime Co., Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

13. Other (Continued)

        On August 22, 2011, the stockholders of the Company amended the stock restriction agreement which, among other things, required the Company to purchase, at any time, all or some of a stockholder's common stock at the option of the individual stockholders. The amendment eliminated the stockholder's right to require the Company to purchase the common stock on a prospective basis.

        On August 26, 2011, the Company entered into the eleventh amendment to its second amended and restated credit agreement. The eleventh amendment allows for additional secured borrowings under a new secured credit facility of up to $20.0 million, increased the leverage covenant from 5.60 to 1.00 to 5.90 to 1.00 through maturity, increased the amount of annual capital expenditures from $25.0 million to $30.0 million and increased the aggregate principal amount of outstanding revolving credit borrowings allowable during the clean down period from $75.0 million to $85.0 million. On the same date, the Company entered into a new $20.0 million credit facility which matures on March 1, 2012, and bears an interest rate of LIBOR plus a 5.0% margin. Additionally, in conjunction with the $20.0 million borrowing, certain properties not previously encumbered were used as collateral.

        The Company's management has evaluated all activity of the Company through August 29, 2011 and concluded that subsequent events are properly reflected in the Company's consolidated financial statements and notes as required by standards for accounting disclosure of subsequent events.

New Enterprise Stone & Lime Co., Inc.
Offer to Exchange

$250,000,000 in aggregate principal amount of
11% Senior Notes due 2018
which have been registered under the Securities Act of 1933
for
$250,000,000 in aggregate principal amount of
outstanding 11% Senior Notes due 2018

Prospectus dated September 13, 2011

Until December 12, 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.